Dreyfus Founders Balanced Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW
(unaudited)

 

A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John V. Johnson, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
During the 12-month period, Dreyfus Founders Balanced Fund held approximately 31% of its portfolio in fixed-income investments, while its benchmark, the Standard and Poor's 500 Index, was 100% invested in equities. As a result, the benchmark benefited relative to the Fund as the equity market rallied in the fourth quarter.

While we were pleased with the Fund's performance during the period, the Fund underperformed the benchmark, which returned 10.88% for the year.

Describe the overall market environment during the period.
During the year, the market labored under the burden of high oil prices, the Iraqi conflict and the uncertainty surrounding the U.S. Presidential election. As hesitancy over the election was resolved and crude oil prices moderated, the market refocused on the underlying strength of corporate America and robust earnings; it began to discount the strong earnings growth in 2004 along with expectations of continued growth into 2005.

> *"The Fund migrated from a fairly defensive position during the first part of the year to more of an advantageous equity structure later in the year."*

What changes were made to the Fund during the period?
Fund performance was driven by our fundamental evaluation of individual companies. Throughout most of the year, our process of vetting quality stocks for portfolio inclusion led to a more conservative allocation in equities.

3

Performance Highlights

- During the year, the market labored under the burden of high oil prices, the Iraqi conflict and the uncertainty surrounding the U.S. Presidential election.

- As companies in the information technology, healthcare and consumer discretionary sectors began to show improving fundamentals, we selected for inclusion in the Fund those companies that we believed were most likely to exhibit strong earnings growth.

- The most compelling growth opportunities were found in the consumer discretionary sector, where both a relative overweight position and strong stock selection aided Fund performance.

- Weak stock selection and a relative underweight position in the consumer staples and materials sectors hindered Fund performance during the period.

- Two themes stood out among the underperforming stocks in the Fund's portfolio: semiconductors and advertising.

The market experienced a significant sell-off in the summer months related to macroeconomic concerns more than fundamental company issues. The opportunity to add new names to the portfolio at very attractive prices then emerged. This allowed us to position the Fund off of a relatively inexpensive base for the strong market rally that occurred at year-end.

What management decisions helped Fund performance during the period?
Our fundamental-based process drove stock selection throughout the year. As companies in the information technology, healthcare and consumer discretionary sectors began to show improving fundamentals, we selected for inclusion in the Fund those companies that we believed were most likely to exhibit strong earnings growth. In doing so, the Fund migrated from a fairly defensive position during the first part of the year to more of an advantageous equity structure later in the year. We added new stocks to the portfolio and increased positions in certain existing Fund holdings, including **Apple Computer, Inc.**, **Royal Caribbean Cruises Limited**, **TIBCO Software, Inc.**, **OSI Pharmaceuticals, Inc.**, VERITAS Software Corporation, Fastenal Company and **Wynn Resorts, Limited**.

The most compelling growth opportunities were found in the consumer discretionary sector, where both a relative overweight position and strong stock selection aided Fund performance. **Royal Caribbean Cruises Limited**, **Carnival Corporation** and **Wynn Resorts, Limited** were among the top performers in this sector for the Fund.

Strong stock selection in the healthcare sector also positively contributed to the Fund's relative performance. A strong performer in this sector was biotech firm **OSI Pharmaceuticals, Inc.** which announced in November that its flagship product Tarceva™, a non-small cell lung cancer product, received U.S. Food and Drug Administration approval.

Within the information technology sector, notable performers in the software industry also buoyed relative performance. **Apple Computer, Inc.** rallied as the company continued to benefit from its dominance in the MP3 market with the popularity of the iPod, as well as from the introduction of a new iMac. **TIBCO Software, Inc.** continued to see strong revenues and earnings driven by an increase in corporate spending on critical productivity enhancements. VERITAS also exhibited strong performance as investors began to better appreciate the company's leading position within storage software.

Largest Equity Holdings (ticker symbol)	
1. Royal Caribbean Cruises Limited (RCL)	3.77%
2. Wynn Resorts, Limited (WYNN)	3.61%
3. Apple Computer, Inc. (AAPL)	3.11%
4. Wal-Mart Stores, Inc. (WMT)	2.75%
5. Estée Lauder Companies, Inc. (EL)	2.69%
6. SAP AG Sponsored ADR (SAP)	2.54%
7. Teva Pharmaceutical Industries Limited Sponsored ADR (TEVA)	2.41%
8. Colgate-Palmolive Company (CL)	2.34%
9. Microsoft Corporation (MSFT)	2.30%
10. Comcast Corporation Special Class A (CMCSK)	2.29%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

What management decisions hampered Fund performance during the period?

Weak stock selection and a relative underweight position in the consumer staples and materials sectors hindered Fund performance during the period. Likewise, an underweight position in the strong-performing energy sector detracted from the Fund's relative performance.

Two themes stood out among the underperforming stocks in the Fund's portfolio: semiconductors and advertising. Although the information technology sector fared well for the year, the semiconductor and communications equipment industries underperformed as demand failed to materialize to the levels

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	2.09%	(4.34%)	—	(4.34%)
Without sales charge	8.31%	(3.20%)	—	(3.20%)
Class B Shares (12/31/99)				
With redemption*	3.63%	(4.28%)	—	(4.28%)
Without redemption	7.63%	(3.91%)	—	(3.91%)
Class C Shares (12/31/99)				
With redemption**	6.42%	(4.29%)	—	(4.29%)
Without redemption	7.42%	(4.29%)	—	(4.29%)
Class F Shares (2/19/63)	8.58%	(2.97%)	5.58%	N/A
Class R Shares (12/31/99)	8.63%	(3.28%)	—	(3.28%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	3.16%	(3.94%)	—	(3.94%)
Without sales charge	8.01%	(3.06%)	—	(3.06%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

reflected in the market, compounding into an inventory correction that continued through year-end. Semiconductor names NVIDIA Corporation, Semiconductor Manufacturing International Corporation and **Intel Corporation** all underperformed and had a negative impact on Fund performance. Data communication stocks **Cisco Systems, Inc.** and Foundry Networks, Inc. also detracted from overall performance.

Additionally, continued difficulty in the radio and advertising industries hurt the Fund for the period as advertisers continued to shift to online advertising and away from the traditional mediums offered by companies such as **Viacom, Inc.** Viacom hindered Fund performance as its radio division underperformed for the year.

Lastly, although the healthcare sector was a positive contributor to performance, numerous holdings in this sector detracted from the Fund's overall return for the period. **Pfizer, Inc.** negatively impacted the Fund as the company revealed data showing that two of its COX-2 inhibitor drugs, Bextra® and Celebrex®, were linked to adverse cardiovascular events in consumers. This news unfavorably impacted Pfizer's earnings-per-share prospects. **Eli Lilly & Company** and Forest Laboratories, Inc. also performed unfavorably during the period.



Portfolio Composition of Net Assets

13.92% Information Technology
13.68% Consumer Discretionary
13.05% Healthcare
10.91% Financials
 7.28% Consumer Staples
 6.52% Industrials
 2.05% Energy
 1.57% Materials
31.02% Fixed-Income Investments

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

How did the fixed-income portion of the Fund fare for the 12-month period?
The Fund's heavy corporate bond weighting helped boost performance during the period as corporate bond spreads continued their tightening trend from 2003. This narrowing trend continued as investors required a smaller risk premium for holding company debt. By the end of the period, the Fund held approximately 32% of its fixed-income assets in corporate credit.

The Fund's Canadian dollar-denominated holdings assisted the Fund's relative return during the period, as the Canadian dollar performed well throughout the year, hitting a 12-year high versus the U.S. dollar in the fourth quarter.

During the period, lower-quality bonds outperformed higher-quality securities. This negatively affected performance as the Fund had a greater exposure to higher-quality issues.

The Fund added to its exposure in mortgage-backed securities during 2004. However, the Fund still had an overall low exposure, which hurt the performance of the fixed-income portion of the portfolio as mortgages outpaced Treasuries during the period. At year's end, the Fund held about 15% of its fixed-income assets in mortgage debt.

In addition, the Fund reallocated assets out of shorter-dated maturities in favor of longer-dated securities during the fourth quarter; however, despite this action, the Fund fell short of full participation in the long-end bond rally.

For 2005, we will continue to apply our process and philosophy of seeking to identify companies whose fundamental strengths may lead to superior earnings growth over time.

John B. Jares, CFA
Portfolio Manager

John V. Johnson, CFA
Assistant Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,073.11	$8.00
Class A Hypothetical	1,000.00	1,017.21	7.79
Class B Actual	1,000.00	1,066.32	11.75
Class B Hypothetical	1,000.00	1,013.55	11.45
Class C Actual	1,000.00	1,063.64	12.47
Class C Hypothetical	1,000.00	1,012.83	12.17
Class F Actual	1,000.00	1,075.13	6.96
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,078.96	5.24
Class R Hypothetical	1,000.00	1,019.91	5.09
Class T Actual	1,000.00	1,071.56	8.79
Class T Hypothetical	1,000.00	1,016.45	8.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.53%
Class B	2.25%
Class C	2.39%
Class F	1.33%
Class R	1.00%
Class T	1.68%

STATEMENT OF INVESTMENTS
December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—67.5%		
Air Freight & Logistics—1.1%		
10,200	FedEx Corporation	$ 1,004,562
Airlines—0.8%		
22,600	AMR Corporation*	247,470
10,900	JetBlue Airways Corporation*	253,098
16,900	Southwest Airlines Company	275,132
		775,700
Asset Management & Custody Banks—3.2%		
7,600	Bank of New York Company, Inc.	253,992
25,333	Calamos Asset Management, Inc.*	683,991
49,100	Janus Capital Group, Inc.	825,371
24,800	Northern Trust Corporation	1,204,784
		2,968,138
Biotechnology—3.1%		
13,000	Biogen Idec, Inc.*	865,930
22,700	Gilead Sciences, Inc.*	794,273
16,400	OSI Pharmaceuticals, Inc.*	1,227,540
		2,887,743
Broadcasting & Cable TV—2.3%		
20,500	Comcast Corporation Class A*	682,240
43,900	Comcast Corporation Special Class A*	1,441,676
		2,123,916
Casinos & Gaming—2.4%		
34,000	Wynn Resorts, Limited*	2,275,280
Communications Equipment—1.6%		
21,600	Cisco Systems, Inc.*	416,880
12,500	QUALCOMM, Inc.	530,000
15,400	Scientific-Atlanta, Inc.	508,354
		1,455,234
Computer Hardware—2.7%		
30,500	Apple Computer, Inc.*	1,964,200
6,100	International Business Machines Corporation	601,338
		2,565,538
Computer Storage & Peripherals—1.5%		
92,400	EMC Corporation*	1,373,988
Construction Materials—0.8%		
13,800	Lafarge North America, Inc.	708,216
Department Stores—1.1%		
20,900	Kohl's Corporation*	1,027,653
Diversified Banks—0.7%		
10,700	Wells Fargo & Company	665,005

Shares		Market Value

Employment Services—1.6%
14,000	Manpower, Inc.	$ 676,200
25,800	Monster Worldwide, Inc.*	867,912
		1,544,112

General Merchandise Stores—1.4%
36,700	Dollar General Corporation	762,259
10,800	Target Corporation	560,844
		1,323,103

Healthcare Equipment—1.6%
26,000	Boston Scientific Corporation*	924,300
7,000	Zimmer Holdings, Inc.*	560,840
		1,485,140

Healthcare Services—0.8%
| 7,900 | Quest Diagnostics, Inc. | 754,845 |

Hotels, Resorts & Cruise Lines—1.4%
| 22,600 | Carnival Corporation | 1,302,438 |

Household Products—2.7%
17,300	Clorox Company	1,019,489
28,850	Colgate-Palmolive Company	1,475,966
		2,495,455

Hypermarkets & Super Centers—1.9%
| 32,800 | Wal-Mart Stores, Inc. | 1,732,496 |

Industrial Conglomerates—0.8%
| 21,200 | General Electric Company | 773,800 |

Industrial Gases—0.9%
| 18,800 | Praxair, Inc. | 830,020 |

Investment Banking & Brokerage—2.8%
12,900	Goldman Sachs Group, Inc.	1,342,116
22,400	Morgan Stanley	1,243,648
		2,585,764

Leisure Facilities—2.5%
| 43,700 | Royal Caribbean Cruises Limited | 2,379,028 |

Movies & Entertainment—1.7%
51,600	Time Warner, Inc.*	1,003,104
15,800	Viacom, Inc.	574,962
		1,578,066

Multi-Line Insurance—1.1%
| 15,800 | American International Group, Inc. | 1,037,586 |

Office Electronics—0.5%
| 7,600 | Zebra Technologies Corporation* | 427,728 |

Oil & Gas Drilling—1.4%
| 32,300 | Diamond Offshore Drilling, Inc. | 1,293,615 |

See notes to statement of investments.

Shares		Market Value
Oil & Gas Exploration & Production—0.8%		
14,370	Apache Corporation	$ 726,691
Other Diversified Financial Services—1.7%		
21,966	Citigroup, Inc.	1,058,322
13,208	JPMorgan Chase & Company	515,244
		1,573,566
Personal Products—3.1%		
37,000	Estée Lauder Companies, Inc.	1,693,490
27,900	Gillette Company	1,249,362
		2,942,852
Pharmaceuticals—6.7%		
30,600	Abbott Laboratories	1,427,490
28,300	Barr Pharmaceuticals, Inc.*	1,288,782
16,500	Eli Lilly and Company	936,375
29,100	Eon Labs, Inc.*	785,700
16,975	Pfizer, Inc.	456,458
31,000	Wyeth	1,320,290
		6,215,095
Railroads—1.4%		
27,400	Burlington Northern Santa Fe Corporation	1,296,294
Restaurants—1.3%		
36,300	Cheesecake Factory, Inc.*	1,178,661
Semiconductors—2.3%		
24,200	Broadcom Corporation*	781,176
21,400	Intel Corporation	500,546
19,500	Maxim Integrated Products, Inc.	826,605
		2,108,327
Specialty Stores—0.4%		
8,300	Bed Bath & Beyond, Inc.*	330,589
Systems Software—2.8%		
54,200	Microsoft Corporation	1,447,682
89,550	TIBCO Software, Inc.*	1,194,597
		2,642,279
Thrifts & Mortgage Finance—2.0%		
10,800	Freddie Mac	795,960
26,800	The PMI Group, Inc.	1,118,900
		1,914,860
Trading Companies & Distributors—0.6%		
8,500	W.W. Grainger, Inc.	566,270
Total Common Stocks (Domestic)		
(Cost—$52,653,518)		62,869,653

Shares		Market Value
Common Stocks (Foreign)—5.4%		
Application Software—2.8%		
40,200	Amdocs Limited (CI)*	$ 1,055,250
36,250	SAP AG Sponsored ADR (GE)	1,602,613
		2,657,863
IT Consulting & Other Services—0.5%		
18,800	Accenture Limited (BD)*	507,600
Pharmaceuticals—1.6%		
50,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	1,519,874
Railroads—0.5%		
8,162	Canadian National Railway Company (CA)	499,923
Total Common Stocks (Foreign) **(Cost—$4,387,058)**		5,185,260

Contracts		Market Value
Options Purchased—0.0%		
165	Eli Lilly and Company Put Strike Price $55, expire 1/22/05*	$ 16,500
Total Options Purchased **(Cost—$61,986)**		16,500

Principal Amount		Market Value
Corporate Bonds (Domestic)—9.8%		
Automobile Manufacturers—2.2%		
$ 2,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 2,085,420
Diversified Banks—1.9%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,801,708
Household Products—1.8%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,647,795
Movies & Entertainment—2.2%		
2,000,000	Viacom, Inc. 7.75% 6/1/05	2,035,600
Pharmaceuticals—1.7%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,550,805
Total Corporate Bonds (Domestic) **(Cost—$8,645,161)**		9,121,328

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2004 *(continued)*

Principal Amount		Market Value
U.S. Government Obligations—18.3%		
Agency Pass Through—3.6%		
$ 3,200,436	U.S. Small Business Administration Series 10-A	
	6.64% 2/1/11	$ 3,392,430
Government Sponsored Enterprises—7.6%		
700,000	Federal Farm Credit Bank	
	4.70% 12/10/14	703,619
	Federal Home Loan Bank:	
800,000	4.50% 11/15/12	809,152
2,000,000	6.50% 11/15/05	2,060,482
2,000,000	Private Export Funding Corporation	
	3.40% 2/15/08	1,992,940
1,500,000	Tennessee Valley Authority	
	6.375% 6/15/05	1,523,850
		7,090,043
Mortgage-Backed Securities: GNMA/Guaranteed—1.7%		
1,530,090	Government National Mortgage Association	
	6.00% 1/15/33 Pool #563709	1,586,826
U.S. Treasury Notes—5.4%		
1,163,830	U.S. Treasury Inflation Protection Security	
	3.875% 1/15/09	1,304,700
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	902,007
1,250,000	4.375% 5/15/07	1,284,716
1,500,000	6.875% 5/15/06	1,579,395
		5,070,818
Total U.S. Government Obligations		
(Cost—$16,838,293)		17,140,117
Government Bonds (Foreign)—3.3%		
Government Securities—3.3%		
CAD 3,535,000	Province of Quebec	
	6.50% 12/1/05 (CA)	3,048,502
Total Government Bonds (Foreign)		
(Cost—$2,354,302)		3,048,502
Supranational Obligations—1.1%		
Government Securities—1.1%		
$ 1,000,000	International Finance Corporation	
	3.75% 6/30/09	999,180
Total Supranational Obligations		
(Cost—$999,410)		999,180

Principal Amount		Amortized Cost
Corporate Short-Term Notes—1.5%		
Pharmaceuticals—1.5%		
$ 1,400,000	Novartis Finance Corporation 2.10% 1/3/05~	$ 1,399,837
Total Corporate Short-Term Notes (Amortized Cost—$1,399,837)		1,399,837
Total Investments—106.9% (Total Cost—$87,339,565)		99,780,377
Other Assets and Liabilities—(6.9%)		(6,414,019)
Net Assets—100.0%		$93,366,358

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,399,837, or 1.5%, of the Fund's net assets as of December 31, 2004.*
    ADR - American Depositary Receipt
    BD - Bermuda
    CA - Canada
    CI - Channel Islands
    GE - Germany
    IS - Israel
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$ 87,339,565
Investment securities, at market	99,780,377
Cash	339,495
Receivables:	
Capital shares sold	167,146
Dividends and interest	340,997
Other assets	59,767
Total Assets	100,687,782

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	631,188
Capital shares redeemed	6,408,816
Advisory fees	54,841
Shareholder servicing fees	6,126
Accounting fees	5,062
Distribution fees	32,768
Transfer agency fees	25,302
Custodian fees	1,988
Other	155,333
Total Liabilities	7,321,424
Net Assets	$ 93,366,358

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 275,355,085
Accumulated net investment loss	(31,472)
Accumulated net realized loss from security transactions	(194,398,358)
Net unrealized appreciation on investments and foreign currency translation	12,441,103
Total	$ 93,366,358

Class A

Net Assets	$	1,682,405
Shares Outstanding		199,066
Net Asset Value, Redemption Price Per Share	$	8.45
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.97

Class B

Net Assets	$	1,625,288
Shares Outstanding		194,208
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.37

Class C

Net Assets	$	263,726
Shares Outstanding		32,011
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.24

Class F

Net Assets	$	89,701,093
Shares Outstanding		10,603,357
Net Asset Value, Offering and Redemption Price Per Share	$	8.46

Class R

Net Assets	$	58,886
Shares Outstanding		6,985
Net Asset Value, Offering and Redemption Price Per Share	$	8.43

Class T

Net Assets	$	34,960
Shares Outstanding		4,028
Net Asset Value, Redemption Price Per Share	$	8.68
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	9.09

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2004

Investment Income

Dividends	$	823,238
Interest		1,819,557
Foreign taxes withheld		(3,484)
Total Investment Income		2,639,311

Expenses

Advisory fees—Note 2	710,424
Shareholder servicing fees—Note 2	72,548
Accounting fees—Note 2	65,578
Distribution fees—Note 2	278,384
Transfer agency fees—Note 2	191,082
Registration fees	42,160
Postage and mailing expenses	12,453
Custodian fees and expenses—Note 2	5,911
Printing expenses	42,632
Legal and audit fees	21,156
Directors' fees and expenses—Note 2	16,947
Other expenses	22,599
Total Expenses	1,481,874
Earnings Credits	(2,792)
Reimbursed/Waived Expenses	(1,325)
Expense Offset to Broker Commissions	(3,494)
Net Expenses	1,474,263
Net Investment Income	1,165,048

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security Transactions		8,807,349
Closing and Expiration of Option Contracts Written		26,185
Foreign Currency Transactions		5,435
Net Realized Gain		8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(2,078,931)
Net Realized and Unrealized Gain		6,760,038
Net Increase in Net Assets Resulting from Operations	$	7,925,086

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 1,165,048	$ 1,184,817
Net Realized Gain on Security and Foreign Currency Transactions	8,838,969	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,078,931)	14,224,484
Net Increase in Net Assets Resulting from Operations	7,925,086	22,365,969
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(16,533)	(10,100)
Class B	(4,861)	(1,222)
Class C	(659)	(17)
Class F	(1,146,498)	(1,240,046)
Class R	(763)	(159)
Class T	(243)	(12)
Net Decrease from Dividends and Distributions	(1,169,557)	(1,251,556)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,547)	98,293
Class B	(135,764)	244,827
Class C	(49,827)	(6,310)
Class F	(36,636,581)	(31,079,380)
Class R	(16,844)	55,114
Class T	(3,452)	19,668
Net Decrease from Capital Share Transactions	(36,845,015)	(30,667,788)
Net Decrease in Net Assets	(30,089,486)	(9,553,375)
Net Assets		
Beginning of year	$ 123,455,844	$ 133,009,219
End of year	$ 93,366,358	$ 123,455,844
Accumulated Net Investment Loss	$ (31,472)	$ (35,022)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$7.88	$6.68	$8.18	$9.24	$10.47
Income from investment operations:					
Net investment income	0.08	0.05	0.05	0.06	0.13
Net realized and unrealized gains (losses) on securities	0.57	1.20	(1.51)	(1.03)	(1.18)
Total from investment operations	0.65	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:					
From net investment income	(0.08)	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.08)	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of year	$8.45	$7.88	$6.68	$8.18	$9.24
Total Return*	8.31%	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,682	$1,572	$1,243	$1,227	$699
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.49%	1.83%	1.89%	1.87%	1.23%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.83%	1.89%	1.87%	1.20%
Net investment income	0.96%	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	134%	108%	122%	111%	126%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$7.80	$6.63	$8.11	$9.18	$10.47
Income from investment operations:					
Net investment income (loss)	0.01	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains (losses) on securities	0.58	1.17	(1.47)	(1.03)	(1.24)
Total from investment operations	0.59	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:					
From net investment income	(0.02)	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of year	$8.37	$7.80	$6.63	$8.11	$9.18
Total Return*	7.63%	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,625	$1,647	$1,181	$1,484	$1,008
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.21%	2.53%	2.54%	2.50%	1.96%
Expenses with reimbursements, earnings credits and brokerage offsets	2.21%	2.53%	2.54%	2.49%	1.93%
Net investment income (loss)	0.23%	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	134%	108%	122%	111%	126%

^ *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$7.69	$6.54	$8.04	$9.17	$10.47
Income from investment operations:					
Net investment income (loss)	0.01†	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains (losses) on securities	0.56	1.16	(1.33)	(1.03)	(1.28)
Total from investment operations	0.57	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of year	$8.24	$7.69	$6.54	$8.04	$9.17
Total Return*	7.42%	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$264	$295	$248	$496	$174
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.35%	2.69%	3.48%	3.96%	1.88%
Expenses with reimbursements, earnings credits and brokerage offsets	2.34%	2.69%	3.48%	3.96%	1.86%
Net investment income (loss)	0.08%	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	134%	108%	122%	111%	126%

† Computed using average shares outstanding throughout the year.

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios have been 2.35% (2004), 2.69% (2003), 3.48% (2002), 4.24% (2001), and 1.88% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class F Shares
Per Share Operating Data

Net Asset Value, beginning of year	$7.88	$6.69	$8.20	$9.22	$10.47
Income from investment operations:					
Net investment income	0.08	0.06	0.07	0.10	0.15
Net realized and unrealized gains					
(losses) on securities	0.59	1.20	(1.50)	(1.02)	(1.23)
Total from investment operations	0.67	1.26	(1.43)	(0.92)	(1.08)
Less dividends and distributions:					
From net investment income	(0.09)	(0.07)	(0.08)	(0.10)	(0.15)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.09)	(0.07)	(0.08)	(0.10)	(0.17)
Net Asset Value, end of year	$8.46	$7.88	$6.69	$8.20	$9.22

Total Return

	8.58%	18.96%	(17.46%)	(9.94%)	(10.44%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$89,701	$119,835	$130,314	$297,068	$552,675
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.34%	1.54%	1.43%	1.23%	1.08%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.33%	1.54%	1.42%	1.22%	1.07%
Net investment income	1.08%	0.93%	0.99%	1.20%	1.41%
Portfolio turnover rate@	134%	108%	122%	111%	126%

\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$7.86	$6.68	$8.18	$9.22	$10.47
Income from investment operations:					
Net investment income (loss)	0.09	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains (losses) on securities	0.58	1.05	(1.34)	(1.02)	(1.23)
Total from investment operations	0.67	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:					
From net investment income	(0.10)	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.10)	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of year	$8.43	$7.86	$6.68	$8.18	$9.22
Total Return	8.63%	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$59	$72	$11	$14	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.21%	2.37%	4.24%	3.07%	0.81%
Expenses with reimbursements, earnings credits and brokerage offsets	1.21%	2.37%	4.24%	3.07%	0.80%
Net investment income (loss)	1.21%	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	134%	108%	122%	111%	126%

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.35% (2004), 2.62% (2003), 19.52% (2002), 272.77% (2001), and 0.81% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class T Shares
Per Share Operating Data

Net Asset Value, beginning of year	$8.09	$6.88	$8.17	$9.21	$10.47
Income from investment operations:					
Net investment income (loss)	0.03	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains (losses) on securities	0.62	1.00	(0.92)	(1.04)	(1.22)
Total from investment operations	0.65	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:					
From net investment income	(0.06)	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.06)	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of year	$8.68	$8.09	$6.88	$8.17	$9.21
Total Return*	8.01%	17.65%	(15.79%)	(10.44%)	(10.67%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$35	$36	$13	$232	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.77%	2.73%	2.60%	3.36%	1.32%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	2.73%	2.59%	3.36%	1.30%
Net investment income (loss)	0.66%	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	134%	108%	122%	111%	126%

^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.02% (2004), 3.18% (2003), 14.63% (2002), 18.37% (2001), and 1.32% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements
December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $63,662 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $18,873 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.93 to $13.51, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$3,743
Class B	$3,308
Class C	$841
Class R	$225
Class T	$181

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2004, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $137 and $93, respectively.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $163,911 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $1,524 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $264,192 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$4,096
Class B	$12,204	$4,068
Class C	$1,899	$633
Class T	$89	$89

During the year ended December 31, 2004, DSC retained $944 in sales commissions from the sales of Class A shares. DSC also retained $7,521, and $453 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,149, which reduced the amount paid to Mellon Bank to $4,762.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,059	$(8,059)	$0

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$1,169,557	$1,251,556
Long-Term Capital Gain	$ 0	$ 0
	$1,169,557	$1,251,556

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be

able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $7,613,012. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$72,497,269
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$193,346,099

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$7,356
Federal Tax Cost	$88,391,824
Gross Tax Appreciation of Investments	$11,769,516
Gross Tax Depreciation of Investments	$(380,963)
Net Tax Appreciation	$11,388,553

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 *(continued)*

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	52,105	$ 413,025	42,130	$ 310,574
Dividends or Distributions Reinvested	1,969	$ 15,805	1,330	$ 9,742
Redeemed	(54,549)	$ (431,377)	(29,893)	$ (222,023)
Net Increase (Decrease)	(475)	$ (2,547)	13,567	$ 98,293
Class B				
Sold	53,204	$ 414,706	76,899	$ 556,448
Dividends or Distributions Reinvested	466	$ 3,759	138	$ 971
Redeemed	(70,543)	$ (554,229)	(44,160)	$ (312,592)
Net Increase (Decrease)	(16,873)	$ (135,764)	32,877	$ 244,827
Class C				
Sold	16,072	$ 124,317	18,745	$ 122,311
Dividends or Distributions Reinvested	59	$ 475	2	$ 10
Redeemed	(22,428)	$ (174,619)	(18,304)	$ (128,631)
Net Increase (Decrease)	(6,297)	$ (49,827)	443	$ (6,310)
Class F				
Sold	1,100,066	$ 8,730,703	2,774,685	$ 19,677,956
Dividends or Distributions Reinvested	138,996	$ 1,116,482	164,539	$ 1,202,840
Redeemed	(5,836,747)	$ (46,483,766)	(7,225,827)	$ (51,960,176)
Net Decrease	(4,597,685)	$ (36,636,581)	(4,286,603)	$ (31,079,380)
Class R				
Sold	0	$ 0	7,391	$ 55,000
Dividends or Distributions Reinvested	94	$ 751	15	$ 114
Redeemed	(2,224)	$ (17,595)	(0)	$ (0)
Net Increase (Decrease)	(2,130)	$ (16,844)	7,406	$ 55,114
Class T				
Sold	4,985	$ 39,775	2,530	$ 19,657
Dividends or Distributions Reinvested	27	$ 223	1	$ 11
Redeemed	(5,430)	$ (43,450)	(0)	$ (0)
Net Increase (Decrease)	(418)	$ (3,452)	2,531	$ 19,668

5. Investment Transactions

For the year ended December 31, 2004, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $129,311,868 and $146,305,214, respectively. Purchases and sales of long-term U.S. government obligations were $6,102,794 and $7,414,830, respectively.

Call Options Written

Transactions in options written during the year ended December 31, 2004 were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2003	0	$ 0
Options written	279	30,824
Options terminated in closing purchase transactions	(279)	(30,824)
Options expired	0	0
Options exercised	0	0
Options outstanding at December 31,2004	0	$ 0

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 66.76% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 69% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

This page intentionally left blank.

Dreyfus Founders Balanced Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-BAL-04

Dreyfus Founders
Discovery Fund

Investment Update
December 31, 2004

Discovery Fund is closed to new investors.
Please see the prospectus for additional information.

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW
(unaudited)

 

A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?

For the 12-month period ended December 31, 2004, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a return of 14.31% for the same period.

Describe the investing environment during the period.

The Russell 2000 Growth Index struggled through the first eight calendar months of 2004, with a sharp decline that began in the second quarter and pushed midway through the third quarter. The weakness was driven by investor fears over several factors including: high oil prices, the lack of a quick resolution to the situation in Iraq, the commencement of an interest rate tightening campaign by the Federal Reserve, and uncertainty leading up to the Presidential election. In the fourth quarter, however, at a point roughly coinciding with a sharp correction in the price of oil, the equity markets began to rally. The rally gathered momentum from that point, as the election passed with an incumbent victory and oil prices settled back to the low-$40 level. The Russell 2000 Growth Index declined nearly 12% through mid-August, but rose a staggering 29% from that point to close the year on a decisively positive note. The strong market advance was

"Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts."

Performance Highlights

- In the fourth quarter, at a point roughly coinciding with a sharp correction in the price of oil, the equity markets began to rally.
- The Fund benefited from strong stock selection and a relative overweight position in the consumer discretionary sector.
- Additionally, the Fund benefited from a relative overweight position in the industrials sector and a relative underweight position in the information technology sector.
- Many poor individual performers in the healthcare sector led to underperformance in the Fund's healthcare holdings overall.
- Other weak individual performers during the period came from the industrials sector.
- The average cash position for 2004 was less than 3% as compared to an average cash position of approximately 10% or more in the previous three years.

not deterred by either sharply eroding earnings estimates, on average, for companies in the Russell 2000 Growth Index during the fourth quarter, or by the Federal Reserve's efforts to raise interest rates (through a series of five 25 basis point increases in the federal funds rate since June 30).

During 2004, small-capitalization value stocks outperformed small-capitalization growth stocks. In fact, the Russell 2000 Value Index has now outperformed the Russell 2000 Growth Index in four of the past five years. In addition, small-capitalization growth stocks again provided better returns than large-capitalization growth stocks, with the Russell 2000 Growth Index outperforming the Russell 1000 Growth Index for the second consecutive year.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Messrs Orr and Padgett, what changes did you make to the portfolio after assuming management responsibilities in April?

Despite the portfolio management transition, the investment philosophy of our team remains largely unchanged. We continue to utilize our bottom-up research process to uncover companies we believe are capable of posting strong future earnings growth and which are valued attractively relative to their potential growth rates and peer groups.

From a portfolio composition standpoint, the most notable change since April has been the continuing consolidation in the number of Fund holdings. Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts. The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 74 stocks by the end of 2004. Many smaller positions, which can sometimes require disproportionate attention, were liquidated and the proceeds were used to increase position sizes in stocks where our level of enthusiasm was higher.

Largest Equity Holdings (ticker symbol)

1.	Altiris, Inc. (ATRS)	2.80%
2.	Impax Laboratories, Inc. (IPXL)	2.56%
3.	Choice Hotels International, Inc. (CHH)	2.48%
4.	Station Casinos, Inc. (STN)	2.39%
5.	Gaylord Entertainment Company (GET)	2.34%
6.	Harris Corporation (HRS)	2.20%
7.	WMS Industries, Inc. (WMS)	2.10%
8.	Trex Company, Inc. (TWP)	2.10%
9.	SFBC International, Inc. (SFCC)	2.08%
10.	Avocent Corporation (AVCT)	2.07%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	4.31%	(6.37%)	—	(6.37%)
Without sales charge	10.68%	(5.26%)	—	(5.26%)
Class B Shares (12/31/99)				
With redemption*	5.67%	(6.44%)	—	(6.44%)
Without redemption	9.67%	(6.09%)	—	(6.09%)
Class C Shares (12/31/99)				
With redemption**	8.67%	(6.08%)	—	(6.08%)
Without redemption	9.67%	(6.08%)	—	(6.08%)
Class F Shares (12/29/89)	10.74%	(5.28%)	11.68%	13.33%
Class R Shares (12/31/99)	11.02%	(5.00%)	—	(5.00%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	5.35%	(6.54%)	—	(6.54%)
Without sales charge	10.29%	(5.68%)	—	(5.68%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

As the number of holdings declined, we were encouraged by the fact that the average cash position in the Fund was also reduced. The average cash position for 2004 was less than 3% as compared to an average cash position of approximately 10% or more in the previous three years. At times, we have utilized exchange-traded funds (ETFs), which mirror underlying equity indices, to equitize cash, but because we have been pleased with idea generation for the Fund overall, the use of ETFs was relatively limited in 2004.

Finally, following the end of the third quarter, we added two equity analysts to our small-cap investment team, bringing the total number of investment professionals on our team to seven.

What management decisions positively contributed to the Fund's performance during the period?

The Fund benefited from strong stock selection and a relative overweight position in the consumer discretionary sector. Favorable contributions to performance were gained from two stocks in the lodging industry, **Choice Hotels International, Inc.** and **Gaylord Entertainment Company**. Both stocks appreciated during the year, driven by improving trends in business travel and room rate pricing. **Guitar Center, Inc.**, a retailer of musical instruments, also aided Fund performance in this sector as the company continued to post better-than-expected sales growth.



Portfolio Composition of Net Assets

25.04%	Consumer Discretionary
24.04%	Information Technology
21.67%	Industrials
19.72%	Healthcare
4.39%	Energy
3.24%	Financials
1.03%	Materials
0.87%	Other

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Stock selection in the energy sector also boosted relative Fund performance. Specific holdings such as **National-Oilwell, Inc.**, **Superior Energy Services, Inc.** and **Quicksilver Resources, Inc.** rose as surging oil prices in 2004 provided a highly supportive backdrop for stock performance.

The Fund's holdings in the healthcare sector underperformed the Fund's benchmark as a group for the period; however, some healthcare holdings such as **SFBC International, Inc.** and **Fisher Scientific International, Inc.** were among the largest positive contributors to the Fund during the period. SFBC, a contract research organization for the pharmaceutical industry, benefited from the continued strong pace of drug development activity in the industry. Fisher Scientific, a supplier of clinical laboratory equipment, posted gains early in the year as it announced a large acquisition that was viewed as a good strategic fit.

Other notable positive contributors to the Fund's relative performance during the year included **Harris Corporation** and **Trex Company, Inc**. Harris, which makes many forms of electronic communications equipment, performed well as revenue growth exceeded expectations partially based on an increase in government demand for communications infrastructure upgrades. Trex, which makes maintenance-free composite wood boards for decking applications, performed well as revenues grew and investors began to appreciate the company's significant market opportunity.

Additionally, the Fund benefited from a relative overweight position in the industrials sector and a relative underweight position in the information technology sector, which was the only sector in the Russell 2000 Growth Index to register a loss for the year despite the market's strong advance.

What management decisions hindered Fund performance for the 12-month period?

Many poor individual performers in the healthcare sector led to underperformance in the Fund's healthcare holdings overall. Pharmaceutical manufacturer Taro Pharmaceuticals Industries Limited, hospice care provider Odyssey HealthCare, Inc., and medical products company Merit Medical Systems, Inc. all had a negative impact on the Fund's performance. Taro Pharmaceuticals reported disappointing first quarter results due to both lower-than-expected revenue from new over-the-counter products, as well as higher costs to market those products. Odyssey also reported disappointing results in the first quarter and gave forward guidance that fell short of analyst expectations. Merit reported disappointing third quarter results due to increased competitive pressures.

Other weak individual performers during the period came from the industrials sector. KVH Industries, Inc., a manufacturer of digital defense navigation products and consumer communication satellite tracking technology, saw its stock price drop significantly in the first quarter after the company disclosed delays in closing a large defense order, as well as a slower-than-expected ramp-up in a new consumer-related product. Corinthian Colleges, Inc. also hurt Fund performance as the company was negatively impacted by slowing admission trends.

In the materials sector, a relative underweight position coupled with poor stock selection negatively impacted Fund performance. As one such example, materials holding **Graftech International Limited**, which sells consumables used in steel manufacturing, performed poorly as the company was unable to convert a strong steel cycle into solid earnings growth.

Stock selection in the information technology sector also negatively affected the Fund's performance. Within the semiconductor industry, several holdings hampered Fund performance as evidence mounted that the current cycle had reached its peak. **Brooks Automation, Inc.**, which makes automation equipment for semiconductor manufacturing; OmniVision Technologies, Inc., which makes semiconductors for digital cameras and other applications; and Fairchild Semiconductor International, Inc., which makes a variety of commodity-oriented semiconductor components, all dragged on Fund performance.

Other names that detracted from Fund performance included Performance Food Group Company, a food distribution company, and **Cumulus Media, Inc.**, a middle-market radio station operator. Performance Foods was negatively impacted in the second quarter by higher costs and lower productivity associated with new product rollouts. Cumulus was hurt by investor fears that advertising dollars were migrating away from traditional channels, such as radio, to Internet-based venues.

In addition, Fund performance was negatively impacted by a relative underweight position in the financials sector.

We continue to focus on our bottom-up stock selection process, which factors greatly into the allocation of the Fund's sector weightings. As we entered 2005, the Fund was overweight the consumer discretionary and industrials sectors, underweight financials and, to a lesser degree, the information technology sector. Within consumer discretionary, the Fund had a high relative weighting in the lodging and gaming industries. Finally, the Fund was slightly underweight healthcare, but maintained a high relative weighting in the pharmaceutical industry.

Our strategy for the Fund remains consistent. We will continue to emphasize companies that we believe have higher quality characteristics such as sustainable earnings growth, reasonable valuations and effective management teams.



Bradley C. Orr, CFA   James (J.D.) Padgett, CFA
Co-Portfolio Manager   Co-Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,052.65	$7.30
Class A Hypothetical	1,000.00	1,017.82	7.18
Class B Actual	1,000.00	1,042.61	12.14
Class B Hypothetical	1,000.00	1,013.04	11.96
Class C Actual	1,000.00	1,042.73	11.98
Class C Hypothetical	1,000.00	1,013.19	11.81
Class F Actual	1,000.00	1,053.22	6.84
Class F Hypothetical	1,000.00	1,018.28	6.72
Class R Actual	1,000.00	1,055.53	5.86
Class R Hypothetical	1,000.00	1,019.25	5.75
Class T Actual	1,000.00	1,048.71	9.10
Class T Hypothetical	1,000.00	1,016.04	8.96

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.41%
Class B	2.35%
Class C	2.32%
Class F	1.32%
Class R	1.13%
Class T	1.76%

Shares		Market Value
Common Stocks (Domestic)—100.1%		
Aerospace & Defense—1.0%		
515,697	Hexcel Corporation*	$ 7,477,604
Air Freight & Logistics—2.3%		
118,750	Forward Air Corporation*	5,308,125
169,340	UTI Worldwide, Inc.	11,518,507
		16,826,632
Apparel Retail—0.9%		
356,300	Hot Topic, Inc.*	6,124,797
Application Software—3.5%		
565,180	Altiris, Inc.*	20,024,327
315,400	Quest Software, Inc.*	5,030,630
		25,054,957
Asset Management & Custody Banks—0.5%		
54,000	Affiliated Managers Group, Inc.*	3,657,960
Broadcasting & Cable TV—0.9%		
410,425	Cumulus Media, Inc.*	6,189,209
Building Products—2.1%		
286,112	Trex Company, Inc.*	15,003,713
Casinos & Gaming—7.3%		
478,530	GTECH Holdings Corporation	12,417,854
380,432	Pinnacle Entertainment, Inc.*	7,524,945
313,131	Station Casinos, Inc.	17,122,003
448,225	WMS Industries, Inc.*	15,033,467
		52,098,269
Communications Equipment—9.8%		
365,450	Avocent Corporation*	14,808,034
646,800	Foundry Networks, Inc.*	8,511,888
254,820	Harris Corporation	15,745,328
512,907	Polycom, Inc.*	11,960,991
931,280	Powerwave Technologies, Inc.*	7,897,254
533,375	Tekelec*	10,902,185
		69,825,680
Construction, Farm Machinery & Heavy Trucks—0.7%		
249,625	Wabtec Corporation	5,322,005
Diversified Commercial Services—2.4%		
183,485	Asset Acceptance Capital Corporation*	3,908,231
397,310	Education Management Corporation*	13,115,203
		17,023,434
Electrical Components & Equipment—2.0%		
410,350	AMETEK, Inc.	14,637,185
Electronic Equipment Manufacturers—1.2%		
680,065	Aeroflex, Inc.*	8,242,388
Electronic Manufacturing Services—1.1%		
399,375	RadiSys Corporation*	7,807,781

Shares		Market Value
Employment Services—1.1%		
378,213	Gevity HR, Inc.	$ 7,776,059
Environmental Services—1.6%		
241,565	Stericycle, Inc.*	11,099,912
Exchange Traded Funds—1.0%		
182,600	Nasdaq 100 Index Tracking Stock	7,287,566
General Merchandise Stores—1.4%		
336,093	Tuesday Morning Corporation*	10,294,529
Healthcare Distributors—3.3%		
226,375	Fisher Scientific International, Inc.*	14,121,273
138,286	Henry Schein, Inc.*	9,630,237
		23,751,510
Healthcare Equipment—2.0%		
256,200	I-Flow Corporation*	4,670,526
189,716	Mine Safety Appliances Company	9,618,601
		14,289,127
Healthcare Services—2.1%		
376,805	SFBC International, Inc.*	14,883,798
Healthcare Supplies—0.9%		
120,001	Dade Behring Holdings, Inc.*	6,720,056
Home Furnishings—1.7%		
560,493	Tempur-Pedic International, Inc.*	11,882,452
Hotels, Resorts & Cruise Lines—4.8%		
306,572	Choice Hotels International, Inc.	17,781,176
402,810	Gaylord Entertainment Company*	16,728,699
		34,509,875
Industrial Machinery—1.6%		
267,225	Briggs & Stratton Corporation	11,111,216
Internet Software & Services—0.1%		
94,792	Digitas, Inc.*	905,264
IT Consulting & Other Services—1.3%		
587,560	Perot Systems Corporation Class A*	9,418,586
Leisure Facilities—0.9%		
259,065	Life Time Fitness, Inc.*	6,704,602
Leisure Products—1.8%		
632,992	Marvel Enterprises, Inc.*	12,963,676
Office Services & Supplies—1.1%		
279,675	Herman Miller, Inc.	7,727,420
Oil & Gas Equipment & Services—3.5%		
388,745	National-Oilwell, Inc.*	13,718,811
747,000	Superior Energy Services, Inc.*	11,511,270
		25,230,081
Oil & Gas Exploration & Production—0.9%		
168,850	Quicksilver Resources, Inc.*	6,210,303

See notes to statement of investments.

Statement of Investments

December 31, 2004 *(continued)*

Shares		*Market Value*
Pharmaceuticals—11.4%		
437,200	Endo Pharmaceuticals Holdings, Inc.*	$ 9,189,944
300,840	Eon Labs, Inc.*	8,122,680
1,155,880	Impax Laboratories, Inc.*	18,355,374
394,197	Inspire Pharmaceuticals, Inc.*	6,610,684
338,627	Medicis Pharmaceutical Corporation Class A	11,889,194
451,065	MGI Pharma, Inc.*	12,634,331
837,525	Salix Pharmaceuticals Limited*	14,732,065
		81,534,272
Regional Banks—0.9%		
273,980	Southwest Bancorporation of Texas, Inc.	6,380,994
Restaurants—2.1%		
286,342	RARE Hospitality International, Inc.*	9,122,856
108,469	Red Robin Gourmet Burgers, Inc.*	5,799,837
		14,922,693
Semiconductor Equipment—1.8%		
254,295	Brooks Automation, Inc.*	4,378,960
860,430	Entegris, Inc.*	8,561,279
		12,940,239
Semiconductors—3.4%		
475,300	Intersil Corporation Class A	7,956,522
304,415	Semtech Corporation*	6,657,556
281,625	Sigmatel, Inc.*	10,006,136
		24,620,214
Specialty Stores—3.3%		
237,400	Guitar Center, Inc.*	12,508,606
280,250	PETCO Animal Supplies, Inc.*	11,064,270
		23,572,876
Steel—1.0%		
775,800	GrafTech International Limited*	7,339,068
Technology Distributors—1.9%		
645,986	Insight Enterprises, Inc.*	13,255,633
Thrifts & Mortgage Finance—1.8%		
351,850	BankAtlantic Bancorp, Inc.	7,001,815
401,725	NewAlliance Bancshares, Inc.	6,146,393
		13,148,208
Trading Companies & Distributors—3.6%		
203,037	Fastenal Company	12,498,958
412,125	Hughes Supply, Inc.	13,332,244
		25,831,202
Trucking—2.1%		
165,950	J.B. Hunt Transport Services, Inc.	7,442,859
210,170	Overnite Corporation	7,826,730
		15,269,589
Total Common Stocks (Domestic) (Cost—$588,636,767)		716,872,634

Units		Market Value
Rights and Warrants—0.0%		
Commercial Printing—0.0%		
2,368	American Banknote Corporation Warrants, expire 2007*	$ 0
2,368	American Banknote Corporation Warrants, expire 2007*	0
		0
Total Rights and Warrants		
(Cost—$0)		0

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.1%		
Packaged Foods & Meats—0.0%		
$ 250,000	Hershey Foods Corporation	
	2.18% 1/18/05~	$ 249,743
Pharmaceuticals—2.1%		
14,700,000	Novartis Finance Corporation	
	2.10% 1/3/05~	14,698,285
Total Corporate Short-Term Notes		
(Amortized Cost—$14,948,028)		14,948,028
Total Investments—102.2%		
(Total Cost—$603,584,795)		731,820,662
Other Assets and Liabilities—(2.2%)		(16,008,060)
Net Assets—100.0%		$ 715,812,602

Notes to Statement of Investments

* Non-income producing.
~ Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $14,948,028, or 2.1%, of the Fund's net assets as of December 31, 2004.
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	603,584,795
Investment securities, at market		731,820,662
Cash		1,701,065
Receivables:		
Investment securities sold		8,466,233
Capital shares sold		843,329
Dividends and interest		204,360
Other assets		55,561
Total Assets		743,091,210

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		12,588,937
Capital shares redeemed		13,561,036
Advisory fees		511,956
Shareholder servicing fees		42,522
Accounting fees		32,884
Distribution fees		178,357
Transfer agency fees		68,989
Custodian fees		2,331
Other		291,596
Total Liabilities		27,278,608
Net Assets	$	715,812,602

Composition of Net Assets

Capital (par value and paid-in surplus)	$	977,746,311
Accumulated net investment loss		(125,444)
Accumulated net realized loss from security transactions		(390,044,132)
Net unrealized appreciation on investments		128,235,867
Total	$	715,812,602

Class A

Net Assets	$	65,762,908
Shares Outstanding		2,282,112
Net Asset Value, Redemption Price Per Share	$	28.82
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	30.58

Class B

Net Assets	$	18,795,088
Shares Outstanding		682,247
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	27.55

Class C

Net Assets	$	6,667,702
Shares Outstanding		241,835
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	27.57

Class F

Net Assets	$	550,622,293
Shares Outstanding		19,139,530
Net Asset Value, Offering and Redemption Price Per Share	$	28.77

Class R

Net Assets	$	72,316,956
Shares Outstanding		2,475,042
Net Asset Value, Offering and Redemption Price Per Share	$	29.22

Class T

Net Assets	$	1,647,655
Shares Outstanding		58,461
Net Asset Value, Redemption Price Per Share	$	28.18
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	29.51

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2004

Investment Income

Dividends	$	1,784,778
Interest		228,763
Foreign taxes withheld		(6,103)
Total Investment Income		2,007,438

Expenses

Advisory fees—Note 2	6,304,317
Shareholder servicing fees—Note 2	570,834
Accounting fees—Note 2	403,104
Distribution fees—Note 2	1,390,333
Transfer agency fees—Note 2	943,677
Registration fees	77,988
Postage and mailing expenses	98,295
Custodian fees and expenses—Note 2	19,546
Printing expenses	106,315
Legal and audit fees	127,025
Directors' fees and expenses—Note 2	125,318
Other expenses	152,806
Total Expenses	10,319,558
Earnings Credits	(15,926)
Reimbursed/Waived Expenses	(941)
Expense Offset to Broker Commissions	(4,050)
Net Expenses	10,298,641
Net Investment Loss	(8,291,203)

Realized and Unrealized Gain on Security Transactions

Net Realized Gain on Security Transactions		74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments		5,007,548
Net Realized and Unrealized Gain		79,605,289
Net Increase in Net Assets Resulting from Operations	$	71,314,086

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (8,291,203)	$ (9,085,288)
Net Realized Gain	74,597,741	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	5,007,548	218,611,635
Net Increase in Net Assets Resulting from Operations	71,314,086	223,457,305
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(20,072,155)	(9,822,554)
Class B	(3,926,079)	(3,591,234)
Class C	(2,295,210)	(1,821,877)
Class F	(143,830,150)	(36,105,693)
Class R	25,138	5,799,244
Class T	(302,253)	68,669
Net Decrease from Capital Share Transactions	(170,400,709)	(45,473,445)
Net Increase (Decrease) in Net Assets	(99,086,623)	177,983,860
Net Assets		
Beginning of year	$ 814,899,225	$ 636,915,365
End of year	$ 715,812,602	$ 814,899,225
Accumulated Net Investment Loss	$ (125,444)	$ (99,180)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$26.04	$19.09	$28.50	$34.79	$40.88
Income from investment operations:					
Net investment loss	(0.64)	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains					
(losses) on securities	3.42	7.31	(9.10)	(6.02)	(3.45)
Total from investment operations	2.78	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.82	$26.04	$19.09	$28.50	$34.79
Total Return*	10.68%	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$65,763	$79,630	$67,184	$117,773	$131,298
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.38%	1.50%	1.35%	1.19%	1.24%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.37%	1.50%	1.35%	1.18%	1.20%
Net investment loss	(1.11%)	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

| | | Year ended December 31, | | | |
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$25.12	$18.60	$28.03	$34.49	$40.88
Income from investment operations:					
Net investment loss	(1.07)	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains (losses) on securities	3.50	7.33	(8.74)	(5.91)	(3.57)
Total from investment operations	2.43	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$27.55	$25.12	$18.60	$28.03	$34.49
Total Return*	9.67%	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$18,795	$21,009	$18,804	$35,845	$50,883
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.30%	2.56%	2.26%	1.97%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.29%	2.56%	2.26%	1.96%	1.94%
Net investment loss	(2.03%)	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$25.14	$18.60	$28.05	$34.51	$40.88
Income from investment operations:					
Net investment loss	(1.53)	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains (losses) on securities	3.96	7.48	(8.59)	(5.88)	(3.57)
Total from investment operations	2.43	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$27.57	$25.14	$18.60	$28.05	$34.51
Total Return*	9.67%	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$6,668	$8,352	$7,794	$17,031	$25,275
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.28%	2.52%	2.27%	1.98%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.27%	2.52%	2.26%	1.96%	1.94%
Net investment loss	(2.01%)	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* *Sales charges are not reflected in the total return.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$25.98	$19.04	$28.45	$34.74	$40.86
Income from investment operations:					
Net investment loss	(0.69)	(0.35)	(0.36)	(0.20)	(0.07)
Net realized and unrealized gains (losses) on securities	3.48	7.29	(9.05)	(5.99)	(3.44)
Total from investment operations	2.79	6.94	(9.41)	(6.19)	(3.51)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.77	$25.98	$19.04	$28.45	$34.74
Total Return	10.74%	36.45%	(33.08%)	(17.81%)	(8.26%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$550,622	$638,880	$498,970	$847,330	$1,066,003
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.35%	1.53%	1.41%	1.25%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.34%	1.53%	1.40%	1.24%	1.25%
Net investment loss	(1.08%)	(1.29%)	(1.13%)	(0.64%)	(0.46%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

\#   *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$26.32	$19.23	$28.64	$34.87	$40.88
Income from investment operations:					
Net investment income (loss)	(0.24)	(0.17)	(0.18)	(0.08)	0.00†
Net realized and unrealized gains (losses) on securities	3.14	7.26	(9.23)	(6.05)	(3.40)
Total from investment operations	2.90	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$29.22	$26.32	$19.23	$28.64	$34.87
Total Return	11.02%	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$72,317	$65,240	$42,872	$61,163	$4,693
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.11%	1.21%	1.10%	0.95%	0.96%
Expenses with reimbursements, earnings credits and brokerage offsets	1.10%	1.21%	1.10%	0.94%	0.93%
Net investment income (loss)	(0.83%)	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	98%	130%	128%	110%	108%

† Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class T Shares
Per Share Operating Data

Net Asset Value, beginning of year	$25.55	$18.79	$28.24	$34.69	$40.88
Income from investment operations:					
Net investment loss	(0.65)	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains (losses) on securities	3.28	7.07	(8.91)	(6.02)	(3.49)
Total from investment operations	2.63	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.18	$25.55	$18.79	$28.24	$34.69
Total Return*	10.29%	35.98%	(33.46%)	(18.30%)	(8.43%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,648	$1,788	$1,291	$2,341	$1,908
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.71%	1.91%	2.06%	1.83%	1.48%
Expenses with reimbursements, earnings credits and brokerage offsets	1.70%	1.90%	2.06%	1.82%	1.44%
Net investment loss	(1.44%)	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a

percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $323,778 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $120,941 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$39,332
Class B	$43,876
Class C	$14,862
Class R	$22,780
Class T	$2,230

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $699,656 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $25,839 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $1,185,726 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$176,095
Class B	$146,288	$48,763
Class C	$54,182	$18,061
Class T	$4,137	$4,137

During the year ended December 31, 2004, DSC retained $1,102 and $9 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $5,116, $63,542 and $912 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the

Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $941, which reduced the amount paid to Mellon Bank to $18,605.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,264,939	$0	$(8,264,939)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be

able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $72,337,100. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$138,824,492
2010	$230,439,968
2011	$14,100,468
	$383,364,928

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$610,263,999
Gross Tax Appreciation of Investments	$131,634,068
Gross Tax Depreciation of Investments	$(10,077,405)
Net Tax Appreciation	$121,556,663

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	606,846	$ 16,285,433	1,201,496	$ 27,097,339
Redeemed	(1,383,103)	$ (36,357,588)	(1,662,688)	$ (36,919,893)
Net Decrease	(776,257)	$ (20,072,155)	(461,192)	$ (9,822,554)
Class B				
Sold	7,176	$ 180,419	10,129	$ 212,967
Redeemed	(161,266)	$ (4,106,498)	(184,783)	$ (3,804,201)
Net Decrease	(154,090)	$ (3,926,079)	(174,654)	$ (3,591,234)
Class C				
Sold	7,418	$ 188,358	21,413	$ 428,341
Redeemed	(97,877)	$ (2,483,568)	(108,035)	$ (2,250,218)
Net Decrease	(90,459)	$ (2,295,210)	(86,622)	$ (1,821,877)
Class F				
Sold	3,312,230	$ 88,403,785	5,367,437	$ 117,439,063
Redeemed	(8,760,046)	$ (232,233,935)	(6,981,197)	$ (153,544,756)
Net Decrease	(5,447,816)	$ (143,830,150)	(1,613,760)	$ (36,105,693)
Class R				
Sold	568,863	$ 15,239,651	500,330	$ 11,153,199
Redeemed	(572,087)	$ (15,214,513)	(251,484)	$ (5,353,955)
Net Increase (Decrease)	(3,224)	$ 25,138	248,846	$ 5,799,244
Class T				
Sold	15,867	$ 408,647	18,394	$ 420,952
Redeemed	(27,379)	$ (710,900)	(17,137)	$ (352,283)
Net Increase (Decrease)	(11,512)	$ (302,253)	1,257	$ 68,669

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $724,668,931 and $883,143,892, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004 the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Discovery Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-DIS-04

Dreyfus Founders Equity Growth Fund*

Investment Update
December 31, 2004

*Formerly Dreyfus Founders Growth and Income Fund.

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



Paperless Delivery of this Report

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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-8 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

(unaudited)



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?

Dreyfus Founders Equity Growth Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a 10.88% return for the 12-month period ended December 31, 2004.

What was the broad market environment in which the Fund performed during the period?

The first three quarters of 2004 proved rough for U.S. equity markets as various factors weighed heavily on investor sentiment. Among these factors were the continued uncertainty surrounding geopolitical activity in the Middle East, the anticipation and enactment of increases in the federal funds rate, skyrocketing oil prices and the run-up to the closely contested U.S. Presidential election. However, by the fourth quarter numerous investor concerns were resolved and the markets rallied.

What management decisions positively contributed to Fund performance during the period?

Overall, strong stock selection drove the Fund's performance during the period, as numerous holdings positively impacted Fund performance. When examining sectors, holdings in the consumer discretionary, information technology and industrials sectors provided the largest boon to Fund performance relative to its benchmark.

"Continued strong consumer spending boosted the consumer discretionary sector. "

Performance Highlights

- The first three quarters of 2004 proved rough for U.S. equity markets as various factors weighed heavily on investor sentiment.
- Holdings in the consumer discretionary, information technology and industrials sectors provided the largest boon to Fund performance relative to its benchmark.
- Although information technology stocks showed mixed performance in general during the period, strong stock selection in this sector helped the Fund's relative performance.
- Underweight positions in the materials, energy and financials sectors weighed heavily on relative Fund performance during the period.
- Select information technology issues weighed heavily on performance in spite of the sector's overall positive contribution to the Fund.

Continued strong consumer spending boosted the consumer discretionary sector in 2004. During the period, our bottom-up investment process led us to forecast strong demand for leisure cruising, and as a result we compiled earnings estimates that were ahead of Wall Street forecasts. The Fund's holdings in the cruise industry, **Royal Caribbean Cruises Limited** and **Carnival Corporation**, positively impacted relative Fund performance and contributed to an overweight position in the consumer discretionary sector versus the benchmark. **Starwood Hotels & Resorts Worldwide, Inc.** also benefited from an uptick in business and leisure travel. Additionally, retailer Nordstrom, Inc. gained in this accommodative spending environment.

Although information technology stocks showed mixed performance in general during the period, strong stock selection in this sector helped the Fund's relative performance. Driven by continued strong demand for its iPod and the introduction of a new Mac computer, **Apple Computer, Inc.** had the largest positive impact on the Fund's performance of any stock. Autodesk, Inc., a design software and digital content company, also performed well due to favorable acceptance of new products as well as strong company execution.

Continued economic strength also benefited holdings in the industrials sector, such as **FedEx Corporation**, which performed well on improved volumes.

Healthcare holding **Abbot Laboratories** and energy issue **ExxonMobil Corporation** were additional notable performers for the period.

The Fund's position in Standard & Poor's Depositary Receipts also had a positive impact on Fund performance.

What management decisions hindered Fund performance during the period?
Our investment strategy is to build a diversified portfolio of high-quality, respected companies that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting the Fund's overall performance.

During the period, select information technology issues weighed heavily on performance in spite of the sector's overall positive contribution to the Fund. **Intel Corporation** experienced lackluster demand and declining gross margins, which sent the stock lower during the year. Oracle Corporation was hurt by the protracted fight to acquire PeopleSoft as well as tepid demand for software. **Viacom, Inc.** posted growth rates that trailed Wall Street estimates, and **Maxim Integrated Products, Inc.** underperformed as a result of lower market demand for its products and excess channel inventory. **Cisco Systems, Inc.**, NVIDIA Corporation and **Texas Instruments, Inc.** also underperformed for the period.

Largest Equity Holdings (ticker symbol)	
1. SPDR Trust Series 1 (SPY)	4.77%
2. Microsoft Corporation (MSFT)	3.29%
3. Royal Caribbean Cruises Limited (RCL)	2.37%
4. Intel Corporation (INTC)	2.28%
5. Wal-Mart Stores, Inc. (WMT)	2.26%
6. Carnival Corporation (CCL)	2.15%
7. Cisco Systems, Inc. (CSCO)	2.09%
8. Kohl's Corporation (KSS)	2.07%
9. SAP AG Sponsored ADR (SAP)	2.07%
10. Gillette Company (G)	1.97%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	2.39%	(8.27%)	—	(8.27%)
Without sales charge	8.54%	(7.18%)	—	(7.18%)
Class B Shares (12/31/99)				
With redemption*	3.73%	(8.03%)	—	(8.03%)
Without redemption	7.73%	(7.68%)	—	(7.68%)
Class C Shares (12/31/99)				
With redemption**	6.87%	(8.00%)	—	(8.00%)
Without redemption	7.87%	(8.00%)	—	(8.00%)
Class F Shares (7/5/38)	8.97%	(6.75%)	6.24%	N/A
Class R Shares (12/31/99)	8.88%	(6.96%)	—	(6.96%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	2.83%	(8.61%)	—	(8.61%)
Without sales charge	7.76%	(7.76%)	—	(7.76%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.



Portfolio Composition of Net Assets

30.05% Information Technology
19.11% Consumer Discretionary
11.91% Financials
11.26% Industrials
9.42% Healthcare
8.15% Consumer Staples
2.37% Energy
5.27% Other
2.46% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Underweight positions in the materials, energy and financials sectors also weighed heavily on relative Fund performance during the period. Additionally, weak stock selection in materials and financials dragged on the Fund's annual return.

Other notable detractors from Fund performance included **Coca-Cola Company** and Newmont Mining Corporation. In addition, **Pfizer, Inc.** had the largest negative impact on the Fund's performance of any stock. Generic competition and safety concerns surrounding two of the company's COX-2 inhibitor drugs combined to hurt Pfizer's share price for the period.

We will continue to apply our fundamental-based investment process and philosophy in seeking companies that we believe have the potential to take advantage of an improving economy and that exhibit strong earnings growth.

John B. Jares, CFA
Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you hold to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you hold with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,057.36	$6.75
Class A Hypothetical	1,000.00	1,018.38	6.62
Class B Actual	1,000.00	1,049.94	10.46
Class B Hypothetical	1,000.00	1,014.72	10.28
Class C Actual	1,000.00	1,051.14	10.36
Class C Hypothetical	1,000.00	1,014.82	10.18
Class F Actual	1,000.00	1,060.70	5.71
Class F Hypothetical	1,000.00	1,019.40	5.60
Class R Actual	1,000.00	1,059.96	5.30
Class R Hypothetical	1,000.00	1,019.81	5.19
Class T Actual	1,000.00	1,049.84	10.83
Class T Hypothetical	1,000.00	1,014.36	10.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.30%
Class B	2.02%
Class C	2.00%
Class F	1.10%
Class R	1.02%
Class T	2.09%

Shares		Market Value
Common Stocks (Domestic)—92.2%		
Air Freight & Logistics—1.0%		
24,025	FedEx Corporation	$ 2,366,215
Airlines—1.6%		
53,900	AMR Corporation*	590,205
77,400	JetBlue Airways Corporation*	1,797,228
86,800	Southwest Airlines Company	1,413,104
		3,800,537
Application Software—1.0%		
53,500	Mercury Interactive Corporation*	2,436,925
Asset Management & Custody Banks—1.0%		
17,250	Bank of New York Company, Inc.	576,495
39,675	Northern Trust Corporation	1,927,412
		2,503,907
Biotechnology—2.3%		
29,060	Amgen, Inc.*	1,864,199
9,650	Biogen Idec, Inc.*	642,787
25,375	Genzyme Corporation*	1,473,526
42,425	Gilead Sciences, Inc.*	1,484,451
		5,464,963
Broadcasting & Cable TV—1.8%		
132,325	Comcast Corporation Special Class A*	4,345,553
Casinos & Gaming—0.5%		
17,275	Wynn Resorts, Limited*	1,156,043
Communications Equipment—4.6%		
85,150	Avaya, Inc.*	1,464,580
257,138	Cisco Systems, Inc.*	4,962,763
37,775	Motorola, Inc.	649,730
43,850	QUALCOMM, Inc.	1,859,240
60,025	Scientific-Atlanta, Inc.	1,981,425
		10,917,738
Computer & Electronics Retail—0.5%		
19,399	Best Buy Company, Inc.	1,152,689
Computer Hardware—4.4%		
72,125	Apple Computer, Inc.*	4,644,850
38,750	Dell, Inc.*	1,632,925
43,125	International Business Machines Corporation	4,251,263
		10,529,038
Computer Storage & Peripherals—1.5%		
238,200	EMC Corporation*	3,542,034
Consumer Finance—0.7%		
62,781	MBNA Corporation	1,769,796

Shares		Market Value
Data Processing & Outsourced Services—2.1%		
89,225	Automatic Data Processing, Inc.	$ 3,957,129
25,625	CheckFree Corporation*	975,800
		4,932,929
Department Stores—2.1%		
100,125	Kohl's Corporation*	4,923,146
Diversified Banks—1.0%		
36,150	Wells Fargo & Company	2,246,723
Electrical Components & Equipment—0.9%		
29,375	Emerson Electric Company	2,059,188
Employment Services—1.6%		
29,500	Manpower, Inc.	1,424,850
69,500	Monster Worldwide, Inc.*	2,337,980
		3,762,830
Exchange Traded Funds—5.3%		
29,650	Nasdaq 100 Index Tracking Stock	1,183,332
93,725	SPDR Trust Series 1	11,331,353
		12,514,685
General Merchandise Stores—1.0%		
57,150	Dollar General Corporation	1,187,006
24,875	Target Corporation	1,291,759
		2,478,765
Healthcare Equipment—0.7%		
45,425	Boston Scientific Corporation*	1,614,859
Home Entertainment Software—0.5%		
20,600	Electronic Arts, Inc.*	1,270,608
Hotels, Resorts & Cruise Lines—3.8%		
88,725	Carnival Corporation	5,113,222
65,800	Starwood Hotels & Resorts Worldwide, Inc.	3,842,720
		8,955,942
Household Products—1.5%		
41,025	Clorox Company	2,417,603
23,275	Colgate-Palmolive Company	1,190,749
		3,608,352
Hypermarkets & Super Centers—2.3%		
101,525	Wal-Mart Stores, Inc.	5,362,551
Industrial Conglomerates—1.2%		
81,375	General Electric Company	2,970,188
Industrial Machinery—0.6%		
15,225	Illinois Tool Works, Inc.	1,411,053
Integrated Oil & Gas—1.8%		
82,541	ExxonMobil Corporation	4,231,052

See notes to statement of investments.

Shares		Market Value
Investment Banking & Brokerage—2.7%		
37,250	Goldman Sachs Group, Inc.	$ 3,875,490
46,900	Morgan Stanley	2,603,888
		6,479,378
Leisure Facilities—2.4%		
103,300	Royal Caribbean Cruises Limited	5,623,652
Life & Health Insurance—0.5%		
71,125	UnumProvident Corporation	1,275,983
Movies & Entertainment—4.6%		
211,275	Time Warner, Inc.*	4,107,186
98,600	Viacom, Inc.	3,588,054
117,075	Walt Disney Company	3,254,685
		10,949,925
Multi-Line Insurance—1.7%		
60,075	American International Group, Inc.	3,945,125
Office Electronics—0.4%		
17,700	Zebra Technologies Corporation*	996,156
Oil & Gas Drilling—0.6%		
35,150	Diamond Offshore Drilling, Inc.	1,407,758
Other Diversified Financial Services—1.5%		
52,224	Citigroup, Inc.	2,516,152
29,201	JPMorgan Chase & Company	1,139,131
		3,655,283
Personal Products—3.5%		
76,650	Estée Lauder Companies, Inc. Class A	3,508,271
104,725	Gillette Company	4,689,586
		8,197,857
Pharmaceuticals—5.4%		
87,675	Abbott Laboratories	4,090,039
63,675	Johnson & Johnson	4,038,269
54,767	Pfizer, Inc.	1,472,685
78,125	Wyeth	3,327,344
		12,928,337
Property & Casualty Insurance—0.8%		
36,525	Allstate Corporation	1,889,073
Publishing—1.2%		
33,675	Gannett Company, Inc.	2,751,248
Railroads—1.9%		
45,175	Burlington Northern Santa Fe Corporation	2,137,229
36,000	Union Pacific Corporation	2,421,000
		4,558,229
Restaurants—1.1%		
79,425	Cheesecake Factory, Inc.*	2,578,930

Shares		Market Value

Semiconductor Equipment—1.0%

67,550	Applied Materials, Inc.*	$ 1,155,105
25,500	KLA-Tencor Corporation*	1,187,790
		2,342,895

Semiconductors—6.5%

36,425	Broadcom Corporation*	1,175,799
4,170	Freescale Semiconductor, Inc. Class B*	76,561
231,628	Intel Corporation	5,417,779
92,025	Linear Technology Corporation	3,566,889
81,775	Maxim Integrated Products, Inc.	3,466,442
52,700	Texas Instruments, Inc.	1,297,474
17,800	Xilinx, Inc.	527,770
		15,528,714

Soft Drinks—0.9%

52,825	Coca-Cola Company	2,199,105

Specialty Stores—0.2%

15,125	Tiffany & Company	483,546

Systems Software—5.0%

20,075	Adobe Systems, Inc.	1,259,506
292,641	Microsoft Corporation	7,816,441
100,800	VERITAS Software Corporation*	2,877,840
		11,953,787

Thrifts & Mortgage Finance—1.9%

28,325	Freddie Mac	2,087,553
58,100	The PMI Group, Inc.	2,425,675
		4,513,228

Trading Companies & Distributors—1.1%

37,450	W.W. Grainger, Inc.	2,494,919

Total Common Stocks (Domestic)
(Cost—$194,185,336) 219,081,437

Common Stocks (Foreign)—5.3%

Application Software—2.4%

29,800	Amdocs Limited (CI)*	782,250
111,300	SAP AG Sponsored ADR (GE)	4,920,573
		5,702,823

Industrial Conglomerates—0.5%

34,650	Tyco International Limited (BD)	1,238,391

IT Consulting & Other Services—0.5%

44,300	Accenture Limited Class A (BD)*	1,196,100

Pharmaceuticals—1.0%

79,400	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,370,884

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2004 *(continued)*

Shares		Market Value
Railroads—0.9%		
33,937	Canadian National Railway Company (CA)	$ 2,078,641
Total Common Stocks (Foreign) **(Cost—$10,743,550)**		12,586,839

Units		Market Value
Rights and Warrants—0.0%		
Communications Equipment—0.0%		
17,210	Lucent Technologies Warrants, expire 2007*	$ 27,192
Total Rights and Warrants **(Cost—$0)**		27,192

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.9%		
Pharmaceuticals—2.9%		
$ 6,800,000	Novartis Finance Corporation 2.10% 1/3/05~	$ 6,799,207
Total Corporate Short-Term Notes **(Amortized Cost—$6,799,207)**		6,799,207
Total Investments—100.4% **(Total Cost—$211,728,093)**		238,494,675
Other Assets and Liabilities—(0.4%)		(945,502)
Net Assets—100.0%		$237,549,173

Notes to Statement of Investments

* *Non-income producing.*
~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $6,799,207, or 2.9%, of the Fund's net assets as of December 31, 2004.*
ADR - American Depositary Receipt
SPDR - Standard and Poor's Depositary Receipt
BD - Bermuda
CA - Canada
CI - Channel Islands
GE - Germany
IS - Israel

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	211,728,093
Investment securities, at market		238,494,675
Cash		658,365
Receivables:		
Capital shares sold		34,740
Dividends and interest		262,829
Other assets		60,397
Total Assets		239,511,006

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		1,272,329
Capital shares redeemed		371,298
Advisory fees		129,657
Shareholder servicing fees		24,377
Accounting fees		11,968
Distribution fees		39,106
Transfer agency fees		12,590
Custodian fees		507
Other		100,001
Total Liabilities		1,961,833
Net Assets	$	237,549,173

Composition of Net Assets

Capital (par value and paid-in surplus)	$	314,880,144
Undistributed net investment income		393,754
Accumulated net realized loss from security transactions		(104,491,307)
Net unrealized appreciation on investments		
and foreign currency translation		26,766,582
Total	$	237,549,173

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 *(continued)*

Class A

Net Assets	$	1,179,753
Shares Outstanding		242,875
Net Asset Value, Redemption Price Per Share	$	4.86
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	5.16

Class B

Net Assets	$	2,110,213
Shares Outstanding		444,953
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.74

Class C

Net Assets	$	570,577
Shares Outstanding		122,550
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.66

Class F

Net Assets	$	233,409,658
Shares Outstanding		47,078,952
Net Asset Value, Offering and Redemption Price Per Share	$	4.96

Class R

Net Assets	$	247,003
Shares Outstanding		50,295
Net Asset Value, Offering and Redemption Price Per Share	$	4.91

Class T

Net Assets	$	31,969
Shares Outstanding		6,774
Net Asset Value, Redemption Price Per Share	$	4.72
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.94

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$	3,540,686
Interest		187,133
Foreign taxes withheld		(10,929)
Total Investment Income		3,716,890

Expenses

Advisory fees—Note 2	1,494,659
Shareholder servicing fees—Note 2	275,877
Accounting fees—Note 2	137,969
Distribution fees—Note 2	160,945
Transfer agency fees—Note 2	118,813
Registration fees	38,500
Postage and mailing expenses	23,388
Custodian fees and expenses—Note 2	8,196
Printing expenses	65,042
Legal and audit fees	55,050
Directors' fees and expenses—Note 2	43,829
Other expenses	41,091
Total Expenses	2,463,359
Earnings Credits	(4,126)
Reimbursed/Waived Expenses	(1,523)
Expense Offset to Broker Commissions	(4,681)
Net Expenses	2,453,029
Net Investment Income	1,263,861

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security Transactions		20,710,060
Foreign currency transactions		33
Net Realized Gain		20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(2,549,571)
Net Realized and Unrealized Gain		18,160,522
Net Increase in Net Assets Resulting from Operations	$	19,424,383

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 1,263,861	$ 103,107
Net Realized Gain on Security Transactions and Foreign Currency Transactions	20,710,093	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,549,571)	48,238,272
Net Increase in Net Assets Resulting from Operations	19,424,383	57,018,709
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(3,007)	0
Class F	(945,884)	(183,602)
Class R	(1,108)	0
Net Decrease from Dividends and Distributions	(949,999)	(183,602)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	174,433	408,018
Class B	237,470	407,646
Class C	173,366	121,020
Class F	(18,116,372)	(14,678,661)
Class R	29,755	127,592
Class T	0	(12,373)
Class T Payment by Service Provider	698	0
Net Decrease from Capital Share Transactions	(17,500,650)	(13,626,758)
Net Increase in Net Assets	973,734	43,208,349
Net Assets		
Beginning of year	$ 236,575,439	$ 193,367,090
End of year	$ 237,549,173	$ 236,575,439
Undistributed Net Investment Income	$ 393,754	$ 79,859

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.49	$3.44	$4.66	$5.73	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.03	(0.02)	(0.07)	0.00†
Net realized and unrealized gains (losses) on securities	0.36	1.02	(1.20)	(1.00)	(1.45)
Total from investment operations	0.38	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:					
From net investment income	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.01)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.86	$4.49	$3.44	$4.66	$5.73
Total Return*	8.54%	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,180	$935	$378	$442	$318
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.26%	1.49%	1.87%	2.98%	1.06%
Expenses with reimbursements, earnings credits and brokerage offsets	1.25%	1.48%	1.87%	2.98%	1.01%
Net investment income (loss)	0.38%	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.40	$3.40	$4.61	$5.65	$7.61
Income from investment operations:					
Net investment loss	(0.00)†	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains (losses) on securities	0.34	1.01	(1.16)	(1.00)	(1.51)
Total from investment operations	0.34	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.74	$4.40	$3.40	$4.61	$5.65
Total Return*	7.73%	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,110	$1,709	$1,013	$1,599	$1,170
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.01%	2.30%	2.14%	2.20%	1.80%
Expenses with reimbursements, earnings credits and brokerage offsets	2.00%	2.30%	2.14%	2.19%	1.76%
Net investment loss	(0.34%)	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.32	$3.34	$4.55	$5.66	$7.61
Income from investment operations:					
Net investment income (loss)	0.04	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains (losses) on securities	0.30	0.94	(1.14)	(0.98)	(1.51)
Total from investment operations	0.34	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.66	$4.32	$3.34	$4.55	$5.66
Total Return*	7.87%	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$571	$357	$186	$270	$343
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.99%	2.29%	2.77%	3.17%	1.84%
Expenses with reimbursements, earnings credits and brokerage offsets	1.99%	2.28%	2.76%	3.16%	1.75%
Net investment loss	(0.24%)	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.99% (2004), 2.29% (2003), 3.02% (2002), 3.56% (2001), and 1.84% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.57	$3.50	$4.69	$5.69	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.00†	0.00†	0.00†	(0.02)
Net realized and unrealized gains (losses) on securities	0.39	1.07	(1.19)	(1.00)	(1.47)
Total from investment operations	0.41	1.07	(1.19)	(1.00)	(1.49)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00^	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.02)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.96	$4.57	$3.50	$4.69	$5.69
Total Return	8.97%	30.67%	(25.33%)	(17.55%)	(19.57%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$233,410	$233,333	$191,701	$288,752	$385,816
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.06%	1.13%	1.08%	1.14%	1.12%
Expenses with reimbursements, earnings credits and brokerage offsets	1.06%	1.13%	1.08%	1.14%	1.10%
Net investment income (loss)	0.56%	0.06%	0.11%	0.02%	(0.24%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment income for the years ended December 31, 2003, 2002, and 2001 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.53	$3.47	$4.74	$5.74	$7.61
Income from investment operations:					
Net investment income (loss)	0.03	0.06	(0.08)	(0.01)	0.00†
Net realized and unrealized gains (losses) on securities	0.37	1.00	(1.19)	(0.99)	(1.44)
Total from investment operations	0.40	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:					
From net investment income	(0.02)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.02)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.91	$4.53	$3.47	$4.74	$5.74
Total Return	8.88%	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$247	$211	$57	$51	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.00%	1.35%	2.95%	2.73%	0.79%
Expenses with reimbursements, earnings credits and brokerage offsets	1.00%	1.35%	2.95%	2.72%	0.76%
Net investment income (loss)	0.54%	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.00% (2004), 1.35% (2003), 4.68% (2002), 82.23% (2001), and 0.79% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.38	$3.39	$4.60	$5.68	$7.61
Income from investment operations:					
Net investment loss	(0.01)	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains (losses) on securities	0.25	1.22	(0.91)	(0.99)	(1.49)
Total from investment operations	0.24	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Other:					
Payment by Service Provider	0.10†	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.72	$4.38	$3.39	$4.60	$5.68
Total Return*	7.76%	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$32	$30	$33	$127	$82
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.90%	2.27%	2.47%	3.14%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.90%	2.26%	2.46%	3.13%	1.25%
Net investment loss	(0.29%)	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.90% (2004), 2.27% (2003), 3.71% (2002), 6.32% (2001), and 1.28% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $267,153 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $94,862 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,724
Class B	$3,357
Class C	$635
Class R	$417
Class T	$173

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $17,645 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $2,971 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $142,634 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,570
Class B	$15,108	$5,036
Class C	$3,127	$1,042
Class T	$76	$76

During the year ended December 31, 2004, DSC retained $2,331 in sales commissions from the sales of Class A shares. DSC also retained $10,178 and $624 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the

Fund held by the custodian. The Fund could have employed these assets alsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,523, which reduced the amount paid to Mellon Bank to $6,673.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$33	$(33)	$0

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$949,999	$183,602
Long-Term capital gain	$ 0	$ 0
	$949,999	$183,602

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $20,697,472. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$49,538,969
2010	$50,083,634
	$99,622,603

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 438,872
Post-October Capital Loss Deferral	$ 1,658,174
Federal Tax Cost	$214,938,623
Gross Tax Appreciation of Investments	$ 27,122,778
Gross Tax Depreciation of Investments	$ (3,566,726)
Net Tax Appreciation	$ 23,556,052

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year Ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	167,335	$ 765,894	127,097	$ 521,827
Dividends or Distributions Reinvested	404	$ 1,961	0	$ 0
Redeemed	(133,430)	$ (593,422)	(28,494)	$ (113,809)
Net Increase	34,309	$ 174,433	98,603	$ 408,018
Class B				
Sold	215,457	$ 939,503	164,031	$ 669,282
Redeemed	(159,027)	$ (702,033)	(73,231)	$ (261,636)
Net Increase	56,430	$ 237,470	90,800	$ 407,646
Class C				
Sold	63,935	$ 278,992	55,885	$ 224,519
Redeemed	(24,034)	$ (105,626)	(28,811)	$ (103,499)
Net Increase	39,901	$ 173,366	27,074	$ 121,020
Class F				
Sold	1,109,016	$ 5,075,748	1,278,819	$ 5,147,869
Dividends or Distributions Reinvested	165,648	$ 819,960	34,819	$ 159,122
Redeemed	(5,197,897)	$ (24,012,080)	(5,079,072)	$ (19,985,652)
Net Decrease	(3,923,233)	$ (18,116,372)	(3,765,434)	$ (14,678,661)
Class R				
Sold	36,325	$ 170,596	70,118	$ 283,426
Dividends or Distributions Reinvested	223	1,096	0	0
Redeemed	(32,838)	$ (141,937)	(39,808)	$ (155,834)
Net Increase	3,710	$ 29,755	30,310	$ 127,592
Class T				
Sold	14	$ 65	709	$ 2,660
Redeemed	(14)	$ (65)	(3,604)	$ (15,033)
Net Increase (Decrease)	0	$ 0	(2,895)	$ (12,373)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $248,349,947 and $249,953,970, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund, formerly Dreyfus Founders Growth and Income Fund, (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 97.22% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and

Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Equity Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-EQG-04

Dreyfus Founders Government Securities Fund

Dreyfus Founders Money Market Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

*This report includes financial information for the Money Market Fund as of December 31, 2004, but does not include a discussion of Fund performance.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. The amounts of the Funds' holdings as of December 31, 2004 are included in the Statements of Investments.

GOVERNMENT SECURITIES FUND MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager Margaret Danuser

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
For the 12-month period ended December 31, 2004, Dreyfus Founders Government Securities Fund posted a 2.83% return, underperforming its benchmark, the Lehman Brothers U.S. Government Composite Index, which returned 3.48% for the same time period.

What bond market dynamics affected the Fund during the 12-month period?
The first quarter of 2004 saw the Treasury market rally as labor markets continued to lag, Japanese currency intervention policies were enacted, and the Federal Reserve continued its accommodative and patient monetary policy. However, by the second quarter of the year, the Treasury market suffered its worst performance in 25 years with a dramatic rise in interest rates during the period. Fixed-income markets in the second quarter were influenced

> *"The largest notable change in portfolio composition was the slight increase made to the Fund's duration to take advantage of the 'bull market flattening' trend."*

by stronger economic data and speculation that the Federal Reserve would soon reverse its accommodative course. When, in fact, the Federal Reserve raised the federal funds rate by 25 basis points on June 30, the bond market rallied in relief.

The Federal Reserve continued its tightening of monetary policy in the third and fourth quarters of the year; by the end of the year, the federal funds rate had been raised five times for a total of 125 basis points. This proved to be the largest factor affecting the fixed-income markets during the year.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Government Securities Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers.

The Lehman Brothers U.S. Government Composite Index reflects the performance of public obligations of the U.S. Treasury with a remaining maturity of one year or more and publicly issued debt of U.S. Government agencies and quasi-federal corporations. The total return figures cited for this index do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

In 2004, shorter-term notes had their biggest losing year in four years; however longer-dated securities fared well during the same 12-month period as the 10-year Treasury gained 4.90% during 2004, while the two-year Treasury returned only 0.89%.[1] This led to a "bull market flattening" trend in the fourth quarter as short-dated maturity yields rose in response to two Federal Reserve rate hikes, and the long-end rallied believing inflation to be contained, which caused long-dated maturity yields to fall. The yield curve flattened accordingly. The spread between the two- and 10-year Treasury yields stood at 151 basis points at the end of third quarter, and fell to 115 basis points at year-end.

Did your investment approach lead to any changes in portfolio composition during the reporting period?
Although our investment philosophy for the Fund remains consistent, there were minor changes made to portfolio composition during the period. Perhaps the largest notable change was the slight increase made to the Fund's duration to take advantage of the "bull market flattening" trend.

To what do you attribute the Fund's relative performance?
The Fund was aided during the period by its exposure to agency bonds as well as the strong-performing Treasury Inflation-Protected Securities (TIPS), which posted an 8.53% return in 2004.[2] Also, the Fund benefited throughout the period from holding Canadian dollar-denominated bonds, as the Canadian dollar reached a 12-year high versus the U.S. dollar at the end of the period.

Average Annual Total Return as of 12/31/04

Class F Shares Inception Date	1 Year	5 Years	10 Years	Since Inception
3/1/88	2.83%	6.47%	5.89%	5.96%

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes.

---

[1]Source: Lehman Brothers
[2]Source: Merrill Lynch U.S. Treasury Inflation Linked Index



Portfolio Composition of Net Assets

36.90%	Government Sponsored Enterprises
26.40%	Treasuries
9.80%	U.S. Guaranteed Agencies
7.90%	Domestic Mortgage
5.30%	Domestic Corporate
5.20%	Foreign Government
8.50%	Cash

Government Sponsored Enterprises (GSEs) are not backed by the full faith and credit of the U.S. Government, but only by their ability to borrow from the Treasury, other forms of governmental support, or by their own credit. The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

The Fund's shorter duration relative to its benchmark hindered performance. The Lehman Brothers U.S. Government Composite Index's modified adjusted duration stood at 4.87 years at year-end, while the Fund's duration was slightly shorter at 3.26 years. In addition, the Fund reallocated assets out of shorter-dated maturities in favor of longer-dated securities during the fourth quarter; however, despite this action, the Fund fell short of full participation in the long-end bond rally.

In conclusion, we will continue to seek investment opportunities among high-quality bonds all along the yield curve.

Margaret Danuser
Portfolio Manager

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FUND EXPENSES

(unaudited)

As a shareholder of a Fund, you incur ongoing costs, including management fees, Rule 12b-1 fees (Government Securities Fund only), shareholder services fees, and other expenses. The expense examples shown below are intended to help you understand your ongoing costs (in dollars) of investing in the Funds and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense examples are based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense examples in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense examples in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Funds' actual expense ratios, and an assumed rate of return of 5% per year before expenses, which is not the Funds' actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Funds and other funds. To do so, compare the hypothetical expenses in the expense examples with the hypothetical expenses that appear in the shareholder reports of other funds.

Government Securities Fund Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Actual	$1,000.00	$1,026.02	$4.39
Hypothetical	1,000.00	1,020.62	4.38

*Expenses are equal to the Fund's annualized expense ratio of 0.86%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

Money Market Fund Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Actual	$1,000.00	$999.13	$4.63
Hypothetical	1,000.00	1,020.32	4.68

*Expenses are equal to the Fund's annualized expense ratio of 0.92%, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period). The expense ratio reflects reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

GOVERNMENT SECURITIES FUND
STATEMENT OF INVESTMENTS
December 31, 2004

Principal Amount		Market Value
U.S. Government Obligations—80.8%		
Agency Pass Through—3.3%		
$ 320,044	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 339,243
Government Sponsored Enterprises—46.6%		
225,000	Federal Agricultural Mortgage Corporation 6.865% 8/10/09	253,181
300,000	Federal Farm Credit Bank 4.70% 12/10/14	301,551
	Federal Home Loan Bank:	
200,000	4.50% 11/15/12	202,288
495,000	5.625% 2/15/08	525,462
355,000	7.125% 2/15/05	356,846
	Federal National Mortgage Association:	
300,000	6.625% 10/15/07	325,119
250,000	7.125% 6/15/10	287,355
500,000	Private Export Funding Corporation 3.40% 2/15/08	498,235
	Tennessee Valley Authority:	
500,000	4.75% 8/1/13	511,400
500,000	5.375% 11/13/08	530,255
350,000	7.125% 5/1/30	435,358
500,000	U.S. Department of Housing & Urban Development 2.97% 8/1/07	494,860
		4,721,910
Mortgage-Backed Securities: FHLMC/FNMA/Sponsored—1.3%		
28,814	Federal Home Loan Mortgage Corporation 7.50% 11/1/29 Pool #C32819	30,896
	Federal National Mortgage Association:	
24,798	6.50% 10/1/31 Pool #596063	26,032
75,147	7.00% 3/1/12 Pool #373543	79,675
		136,603
Mortgage-Backed Securities: GNMA/Guaranteed—3.2%		
	Government National Mortgage Association:	
181,907	6.00% 1/15/33 Pool #563709	188,652
126,739	6.50% 5/15/26 Pool #417388	133,848
		322,500
U.S. Treasury Notes—26.4%		
	U.S. Treasury Inflation Protection Security:	
241,857	3.375% 1/15/12	275,357
438,664	3.50% 1/15/11	498,292
	U.S. Treasury Note:	
200,000	4.25% 8/15/14	200,446
400,000	6.00% 8/15/09	441,156
500,000	6.25% 2/15/07	532,190
500,000	6.50% 8/15/05	512,170
200,000	7.00% 7/15/06	212,046
		2,671,657
Total U.S. Government Obligations (Cost—$7,915,573)		8,191,913

Principal Amount		Market Value
Government Bonds (Foreign)—5.2%		
CAD 305,000	Province of Quebec 6.50% 12/1/05 (CA)	$ 263,025
CAD 305,000	Province of Saskatchewan 6.00% 6/1/06 (CA)	265,532
		528,557
Total Government Bonds (Foreign) (Cost—$406,037)		528,557
Supranational Obligations—2.0%		
$ 200,000	International Bank for Reconstruction & Development 4.00% 1/10/05	200,050
Total Supranational Obligations (Cost—$200,028)		200,050
Corporate Bonds (Domestic)—3.3%		
Diversified Commercial Services—3.3%		
300,000	Stanford University 6.16% 4/30/11	332,743
Total Corporate Bonds (Domestic) (Cost—$300,000)		332,743

Principal Amount		Amortized Cost
Corporate Short-Term Notes—6.9%		
Electrical Components & Equipment—3.0%		
$ 300,000	Emerson Electric Company 2.20% 1/4/05~	$ 299,945
Pharmaceuticals—3.9%		
400,000	Novartis Finance Corporation 2.10% 1/3/05~	399,953
Total Corporate Short-Term Notes (Amortized Cost—$699,898)		699,898
Total Investments—98.2% (Total Cost—$9,521,536)		9,953,161
Other Assets and Liabilities—1.8%		183,156
Net Assets—100.0%		$10,136,317

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $699,898, or 6.9%, of the Fund's net assets as of December 31, 2004. CA - Canada*

See notes to financial statements.

Money Market Fund Statement of Investments

December 31, 2004

Principal Amount		Amortized Cost
U.S. Agency Discount Notes—13.0%		
$ 1,700,000	Federal Home Loan Bank 2.26% 1/14/05	$ 1,698,613
	Federal National Mortgage Association:	
1,500,000	2.23% 1/3/05	1,499,814
1,500,000	2.34% 3/9/05	1,493,468
Total U.S. Agency Discount Notes (Cost—$4,691,895)		4,691,895
Corporate Short-Term Notes—87.0%		
Agricultural Products—2.8%		
1,000,000	Golden Peanut Company LLC 2.29% 2/18/05	996,947
Automobile Manufacturers—4.1%		
	Toyota Motor Credit Corporation:	
1,000,000	2.00% 1/19/05	999,000
500,000	2.21% 2/8/05	498,833
		1,497,833
Brewers—3.9%		
1,400,000	Anheuser-Busch Company 2.39% 3/22/05~	1,392,564
Construction, Farm Machinery & Heavy Trucks—4.1%		
	Paccar Financial Corporation:	
1,000,000	2.00% 2/23/05	997,056
500,000	2.41% 3/23/05	497,289
		1,494,345
Consumer Electronics—5.0%		
	Sharp Electronics Corporation:	
1,300,000	2.23% 1/11/05	1,299,195
500,000	2.36% 2/7/05	498,787
		1,797,982
Household Products—3.9%		
1,400,000	Procter & Gamble Company 2.15% 1/24/05~	1,398,077
Industrial Conglomerates—5.0%		
	General Electric Capital Corporation:	
500,000	1.98% 1/4/05	499,918
1,300,000	2.40% 3/11/05	1,294,020
		1,793,938
Multi-Line Insurance—4.1%		
1,500,000	American Family Financial Services 2.45% 4/15/05	1,489,383
Other Diversified Financial Services—8.3%		
1,500,000	Morgan Stanley 2.32% 1/6/05	1,499,517
1,500,000	National Rural Utilities Cooperative Finance Corporation 2.17% 1/10/05	1,499,186
		2,998,703

Principal Amount		Amortized Cost

Packaged Foods & Meats—2.4%

| $ | 850,000 | Hershey Foods Corporation | |
| | | 2.18% 1/18/05~ | $ 849,125 |

Pharmaceuticals—18.3%

	900,000	Abbott Laboratories	
		2.21% 2/8/05~	897,901
	1,500,000	Bristol Myers-Squibb Company	
		2.27% 1/7/05~	1,499,432
	1,300,000	Eli Lilly and Company	
		2.27% 2/1/05~	1,297,459
	1,500,000	Merck & Company	
		2.27% 1/21/05	1,498,108
	1,400,000	Novartis Finance Corporation	
		2.24% 1/3/05~	1,399,826
			6,592,726

Publishing—3.3%

| | 1,200,000 | Gannett Company | |
| | | 2.25% 1/4/05 | 1,199,775 |

Soft Drinks—6.1%

	1,000,000	Coca-Cola Company	
		2.23% 1/20/05	998,823
	1,200,000	PepsiCo, Inc.	
		2.26% 1/18/05~	1,198,719
			2,197,542

Special Purpose Entity—15.7%

	1,200,000	CAFCO LLC	
		2.32% 1/28/05~	1,197,912
	1,400,000	Ciesco LLC	
		2.34% 2/15/05	1,395,905
	1,300,000	Metlife Funding, Inc.	
		2.65% 6/28/05	1,282,966
	1,800,000	Nestlé Capital Corporation	
		1.93% 1/5/05~	1,799,614
			5,676,397

Total Corporate Short-Term Notes
(Amortized Cost—$31,375,337) — 31,375,337

Total Investments—100.0%
(Total Cost—$36,067,232) — 36,067,232

Other Assets and Liabilities—(0.0%) — (9,521)

Net Assets—100.0% — $36,057,711

Notes to Statement of Investments

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $12,930,629, or 35.9%, of the Fund's net assets as of December 31, 2004.*

Category	Value (%)
U.S. Agency Discount Notes	13.00%
Corporate Short-Term Notes	87.00%

See notes to financial statements.

STATEMENTS OF ASSETS AND LIABILITIES
December 31, 2004

	Government Securities Fund	Money Market Fund
Assets		
Investment securities, at cost	$ 9,521,536	$ 36,067,232
Investment securities, at market	9,953,161	36,067,232
Cash	82,121	106,249
Receivables:		
Capital shares sold	0	2,782
Interest	129,958	0
Directors Deferred Compensation	82,768	50,086
Total Assets	10,248,008	36,226,349
Liabilities		
Payables and other liabilities:		
Capital shares redeemed	7,399	87,096
Advisory fees	3,066	13,822
Shareholder servicing fees	1,651	5,631
Accounting fees	264	927
Distribution fees	294	0
Transfer agency fees	790	3,139
Custodian fees	111	415
Directors Deferred Compensation	82,768	50,086
Other	13,826	7,223
Dividends	1,522	299
Total Liabilities	111,691	168,638
Net Assets	$ 10,136,317	$ 36,057,711
Composition of Net Assets:		
Capital (par value and paid-in surplus)	$ 9,834,703	$ 36,055,820
Undistributed net investment income	4,005	21,324
Accumulated net realized loss from security transactions	(134,064)	(19,433)
Net unrealized appreciation on investments and foreign currency translation	431,673	0
Total	$ 10,136,317	$ 36,057,711
Class F		
Net Assets	$ 10,136,317	$ 36,057,711
Shares Outstanding	1,016,239	36,057,711
Net Asset Value, Offering and Redemption Price Per Share	$ 9.97	$ 1.00

See notes to financial statements.

STATEMENTS OF OPERATIONS

For the year ended December 31, 2004

	Government Securities Fund		Money Market Fund	
Investment Income				
Interest	$	485,337	$	543,904
Total Investment Income		485,337		543,904
Expenses				
Advisory fees—Note 2		72,472		200,838
Shareholder servicing fees—Note 2		19,230		67,157
Accounting fees—Note 2		6,686		24,090
Distribution fees—Note 2		27,874		0
Transfer agency fees—Note 2		5,916		21,433
Registration fees		14,081		16,675
Postage and mailing expenses		1,952		5,824
Custodian fees and expenses—Note 2		1,481		2,146
Printing expenses		4,378		16,018
Legal and audit fees		2,159		8,633
Directors' fees and expenses		1,520		7,792
Other expenses		4,310		13,738
Total Expenses		162,059		384,344
Earnings Credits		(819)		(929)
Reimbursed/Waived Expenses		(62,619)		(32,522)
Net Expenses		98,621		350,893
Net Investment Income		386,716		193,011
Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions				
Net Realized Gain on:				
Security Transactions		74,377		0
Foreign Currency Transactions		903		0
Net Realized Gain		75,280		0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(144,437)		0
Net Realized and Unrealized Loss		(69,157)		0
Net Increase in Net Assets Resulting from Operations	$	317,559	$	193,011

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Government Securities Fund		Money Market Fund	
	Year ended 12/31/04	Year ended 12/31/03	Year ended 12/31/04	Year ended 12/31/03
Operations				
Net Investment Income	$ 386,716	$ 488,915	$ 193,011	$ 184,429
Net Realized Gain on Security Transactions and Foreign Currency Transactions	75,280	224,498	0	0
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(144,437)	(401,425)	0	0
Net Increase in Net Assets Resulting from Operations	317,559	311,988	193,011	184,429
Dividends and Distributions to Shareholders				
From Net Investment Income Class F	(386,716)	(493,892)	(193,011)	(184,429)
Net Decrease from Dividends and Distributions	(386,716)	(493,892)	(193,011)	(184,429)
Capital Share Transactions				
Net Decrease from Capital Share Transactions—Note 4 Class F	(2,603,251)	(2,327,336)	(9,036,232)	(14,992,067)
Net Decrease in Net Assets	(2,672,408)	(2,509,240)	(9,036,232)	(14,992,067)
Net Assets				
Beginning of Year	$ 12,808,725	$ 15,317,965	$ 45,093,943	$ 60,086,010
End of Year	$ 10,136,317	$ 12,808,725	$ 36,057,711	$ 45,093,943
Undistributed (Accumulated) Net Investment Income (Loss)	$ 4,005	$ (1,143)	$ 21,324	$ 19,665

See notes to financial statements.

GOVERNMENT SECURITIES FUND
FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.04	$10.18	$9.55	$9.41	$8.96
Income from investment operations:					
Net investment income	0.35	0.34	0.38	0.45	0.47
Net realized and unrealized gains (losses) on securities	(0.07)	(0.14)	0.63	0.14	0.45
Total from investment operations	0.28	0.20	1.01	0.59	0.92
Less dividends and distributions:					
From net investment income	(0.35)	(0.34)	(0.38)	(0.45)	(0.47)
From net realized gains	0.00	0.00	0.00	0.00	0.00^
Total distributions	(0.35)	(0.34)	(0.38)	(0.45)	(0.47)
Net Asset Value, end of year	$9.97	$10.04	$10.18	$9.55	$9.41
Total Return	2.83%	2.03%	10.86%	6.37%	10.57%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,136	$12,809	$15,318	$11,967	$10,384
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	0.89%	0.95%	0.93%	1.00%	1.35%
Expenses with reimbursements, earnings credits and brokerage offsets	0.88%	0.94%	0.92%	0.98%	1.29%
Net investment income	3.47%	3.36%	3.90%	4.67%	5.13%
Portfolio turnover rate @	13%	52%	28%	73%	88%

^ *Distributions from net realized gains for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*

Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 1.45% (2004), 1.50% (2003), 1.48% (2002), 1.50% (2001) and 1.55% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

MONEY MARKET FUND
FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$1.00	$1.00	$1.00	$1.00	$1.00
Income from investment operations:					
Net investment income	0.00+,†	0.00+,†	0.01	0.03	0.05
Net realized and unrealized gains (losses) on securities	0.00	0.00	0.00	0.00	0.00
Total from investment operations	0.00	0.00	0.01	0.03	0.05
Less dividends and distributions:					
From net investment income	0.00^	0.00^	(0.01)	(0.03)	(0.05)
From net realized gains	0.00	0.00	0.00	0.00	0.00
Total distributions	0.00	0.00	(0.01)	(0.03)	(0.05)
Net Asset Value, end of year	$1.00	$1.00	$1.00	$1.00	$1.00
Total Return	0.50%	0.34%	0.98%	3.40%	5.62%
Ratios/Supplemental Data					
Net assets, end of year (000s)	$36,058	$45,094	$60,086	$75,928	$103,953
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	0.88%	0.83%	0.80%	0.79%	0.87%
Expenses with reimbursements, earnings credits and brokerage offsets	0.87%	0.83%	0.80%	0.79%	0.84%
Net investment income	0.48%	0.35%	0.98%	3.38%	5.54%

† *Computed using average shares outstanding throughout the year.*

\+ *Net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.*

^ *Distributions from net investment income for the years ended December 31, 2004 and 2003 aggregated less than $0.01 on a per share basis.*

Certain fees were waived by the management company or its affiliates. Had these fees not been waived, the expense ratios would have been 0.96% (2004), 0.91% (2003), 0.87% (2002), 0.84% (2001) and 0.87% (2000).

See notes to financial statements.

Notes to Financial Statements

December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds. All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (individually, a "Fund" and collectively, the "Funds"). The Funds offer Class F shares. The following significant accounting policies have been consistently followed by the Funds in the preparation of their financial statements.

Security Valuations—The Company's board of directors has adopted a policy that requires that Money Market Fund use its best efforts, under normal circumstances, to maintain a constant net asset value of $1.00 per share using the amortized cost method. The amortized cost method involves valuing each security at its cost and thereafter accruing any discount or premium at a constant rate to maturity.

Debt securities held by Government Securities Fund with a remaining maturity greater than 60 days at the time of purchase are valued in accordance with the evaluated bid prices supplied by a pricing service approved by the Company's board of directors or, if such prices are not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. Debt securities with a remaining maturity of 60 days or less at the time of purchase are valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. Premiums and discounts are amortized on all debt securities.

If market quotations are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Funds may invest at least a portion of their assets in foreign securities. In the event a Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Funds do not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Funds' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arise from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Funds to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve them from all income taxes. The Funds are treated as separate tax entities for federal income tax purposes.

Investment Income—Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities.

Distributions to Shareholders—Dividends are declared daily and paid monthly from net investment income, and capital gains (if any) are distributed annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Fund bears expenses incurred specifically on its behalf and, in addition, each Fund bears a portion of the Company's general expenses based on the relative net assets or the number of shareholder accounts of each Fund. The type of expense determines the allocation method.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Funds. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Funds compensate Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the respective Fund's net assets. The fee is 0.65% of the first $250 million of net assets, and 0.50% of the net assets in excess of $250 million for Government Securities Fund and 0.50% of the first $250 million of net assets, 0.45% of the next $250 million of net assets, 0.40% of the next $250 million of net assets and 0.35% of the net assets in excess of $750 million for Money Market Fund.

Founders has contractually agreed to waive the portion of its management fee for the Government Securities Fund that exceeds 0.35% of the first $250 million of average net assets and 0.20% of the average net assets in excess of $250 million. Founders has also contractually agreed to waive the portion of its management fee for the Money Market Fund that exceeds 0.45% of the first $250 million of average net assets, 0.40% of the next $250 million of average net assets, 0.35% of the next $250 million of average net assets, and 0.30% of average net assets in excess of $750 million. These waivers will extend through at least August 31, 2006, and will not be terminated without prior notice to the Company's board of directors. During the year ended December 31, 2004, Founders waived $33,449 and $20,084 for Government Securities Fund and Money Market Fund, respectively.

Shareholder Servicing and Transfer Agency Fees—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. Each Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account of the Fund considered to be an open account at any time during a given month. During the year ended December 31, 2004, Government Securities Fund and Money Market Fund were charged $19,230 and $67,157, respectively, pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for the Funds. With the exception of out-of-pocket charges, the fees charged by DTI are paid by DSC. The out-of-pocket charges from DTI are paid by the Funds. During the year ended December 31, 2004, Government Securities Fund and Money Market Fund were charged $5,482 and $21,433, respectively, for out-of-pocket transfer agent charges.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Funds, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, Government Securities Fund and Money Market Fund paid $434 and $0, respectively, to these entities for such services. These amounts are included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, Government Securities Fund and Money Market Fund were charged $122 and $438, respectively, for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution Plan—DSC also is the distributor of the Funds' shares. Government Securities Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, Government Securities Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, $25,580 in expenses eligible for reimbursement under the plan were absorbed by Founders, which resulted in the Fund paying 0.03% under this plan. The 12b-1 fees for Government Securities Fund in excess of those needed to compensate third parties for distributing the Fund or servicing Fund shareholders will continue to be absorbed by Founders through at least August 31, 2006. This contractual commitment will not be terminated without prior notice to the Company's board of directors.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of each Fund on the first $500 million, 0.04% of the average daily net assets of each Fund on the next $500 million and 0.02% of the average daily net assets of each Fund in excess of $1 billion, plus reasonable out-of-pocket expenses.

During the year ended December 31, 2004, Founders contractually agreed to waive any fees received for these services to the extent they exceeded the fees payable under the Funds' prior fee schedule and to the extent they exceeded Founders' costs in providing the services. The prior fee schedule was computed at the annual rate of 0.06% of the average daily net assets of the Company's ten series, taken as a whole, from $0 to $500 million and 0.02% of the net assets of the Company's ten series, taken as a whole, in excess of $500 million, plus reasonable out-of-pocket expenses. The prior fee was allocated to each of the series on a pro rata basis based on relative average daily net assets. During the year ended December 31, 2004, Founders waived $3,341 and $12,036 for Government Securities Fund and Money Market Fund, respectively. Effective January 1, 2005, the parties agreed to use this prior fee schedule as the contractual fee schedule for the Funds, although Founders contractually agreed to continue to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Funds. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Funds held by the custodian. The Funds could have employed these assets elsewhere to produce income had they not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Company during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among all series funds of the Company in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the fee waivers for Government Securities Fund and Money Market Fund were $249 and $402 respectively, which reduced the amounts paid to Mellon Bank to $1,232 and $1,744, respectively.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Company's ten series. The amount paid to the director under the plan will be determined based upon the performance of the selected series. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Funds.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Funds, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Notes to Financial Statements
December 31, 2004 *(continued)*

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

	Government Securities Fund	Money Market Fund
Undistributed Net Investment Income	$ 5,148	$ 1,659
Undistributed Net Realized Gains and Losses	$(5,148)	$ 0
Paid-In Capital	$ 0	$(1,659)

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Government Securities Fund:		
Distributions paid from:		
Ordinary Income	$386,716	$493,892
Long-Term capital gain	$ 0	$ 0
	$386,716	$493,892
Money Market Fund:		
Distributions paid from:		
Ordinary Income	$193,011	$184,429
Long-Term capital gain	$ 0	$ 0
	$193,011	$184,429

The tax components of capital represent distribution requirements the Funds must satisfy under the income tax regulations and losses or tax deductions the Funds may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Government Securities Fund amounted to $70,132. Accumulated capital losses as of December 31, 2004 were:

Government Securities Fund

Expiration	Amount
2008	$134,064

Money Market Fund

Expiration	Amount
2007	$5,448
2008	$11,357
2009	$2,628
	$19,433

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

	Government Securities Fund	Money Market Fund
Undistributed Ordinary Income	$ 5,831	$ 30,400
Federal Tax Cost	$9,521,536	$36,067,232
Gross Tax Appreciation of Investments	$ 465,405	$ 0
Gross Tax Depreciation of Investments	$ (33,780)	$ 0
Net Tax Appreciation	$ 431,625	$ 0

Notes to Financial Statements
December 31, 2004 *(continued)*

4. Capital Share Transactions

Government Securities Fund is authorized to issue 100 million shares of $0.01 par value capital stock. Money Market Fund is authorized to issue 2 billion shares of $0.01 par value capital stock. Transactions in shares of the Funds for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Government Securities Fund—Class F				
Sold	129,420	$ 1,294,299	330,747	$ 3,348,390
Dividends or Distributions Reinvested	36,368	$ 362,947	45,955	$ 466,139
Redeemed	(425,657)	$ (4,260,497)	(605,978)	$ (6,141,865)
Net Decrease	(259,869)	$ (2,603,251)	(229,276)	$ (2,327,336)
Money Market Fund—Class F				
Sold	18,101,032	$ 18,101,032	15,049,068	$ 15,049,068
Dividends or Distributions Reinvested	188,293	$ 188,293	179,077	$ 179,077
Redeemed	(27,325,557)	$ (27,325,557)	(30,220,212)	$ (30,220,212)
Net Decrease	(9,036,232)	$ (9,036,232)	(14,992,067)	$ (14,992,067)

5. Investment Transactions

Purchases and sales of long-term U.S. government obligations for the year ended December 31, 2004 were $1,266,258 and $1,865,774, respectively, for Government Securities Fund.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Funds did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statements of assets and liabilities, including the statements of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Government Securities Fund and Dreyfus Founders Money Market Fund (two of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Funds") at December 31, 2004, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Funds from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 0.00% qualified for the dividends received deduction available to the Funds' corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Funds designated 0% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Funds
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Funds use to determine how to vote proxies relating to portfolio securities, and information regarding how the Funds voted these proxies for the 12-month period ended June 30, 2004, is available through the Funds' website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Funds file their complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Funds' Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.

A-646-GMM-04

Dreyfus Founders Growth Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

TABLE OF CONTENTS



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-8 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)



*A discussion with portfolio
manager John B. Jares, CFA*

**How did the Fund perform relative to its benchmark
for the 12 months ended December 31, 2004?**

For the 12-month period ended December 31, 2004, Dreyfus Founders
Growth Fund outperformed[1] its benchmark, the Russell 1000 Growth Index,
which posted a 6.30% return for the same time period.

**What was the broad market environment in
which the Fund performed during the period?**

The U.S. markets were choppy throughout 2004 as a result of a series of
increases in the federal funds rate, record-high oil prices, continued geopolitical
unrest and the anticipation of the U.S. Presidential election. However, in spite
of some lingering investor concerns, the fourth quarter saw a strong market
rally as the conclusion of the Presidential election lifted some uncertainty
and oil prices began to moderate.

**What management decisions favorably impacted Fund performance
during the 12-month period ended December 31, 2004?**

The Fund's performance overall was driven by strong stock selection during
the period, as a handful of stocks helped drive the strong performance of the
Fund. Holdings in the information technology, consumer discretionary and
industrials sectors particularly buoyed
the Fund's annual return. The Fund's
relative overweight position in the
consumer discretionary sector also
benefited performance.

> *"The Fund's performance overall
> was driven by strong stock selection
> during the period, as a handful
> of stocks helped drive the strong
> performance of the Fund."*

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7
for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights
- The U.S. markets were choppy throughout 2004.
- Holdings in the information technology, consumer discretionary and industrials sectors particularly buoyed the Fund's annual return.
- Consumer spending continued to remain steady during the period, assisting the overall performance of consumer discretionary holdings.
- Underweight positions and poor stock selection in the materials and telecommunications sectors proved detrimental to Fund performance during the period.
- Although information technology holdings as a whole performed well for the Fund, select issues weighed on performance for various reasons.

Despite the fact that information technology stocks showed mixed performance overall, the Fund did invest in some names that performed well during the period. For example, **Apple Computer, Inc.**'s performance was driven by continued strong demand for its iPod, which serves the digital music market. Autodesk, Inc., a design software and digital content company, also performed well on the back of favorable acceptance of new products as well as strong company execution. **Microsoft Corporation** and **Adobe Systems, Inc.** also positively contributed to Fund performance for the period.

Consumer spending continued to remain steady during the period, assisting the overall performance of consumer discretionary holdings. Travel and leisure industry issues **Royal Caribbean Cruises Limited** and **Carnival Corporation** experienced continued strength in demand for leisure cruising.

Fund holdings in the industrials sector benefited from continued strength in the economy. **FedEx Corporation** performed well on improved volumes as a direct result of this economic growth.

During the year, we positioned the Fund with a relative underweight position in the healthcare sector as a result of our negative outlook on the pharmaceuticals industry. The industry faced fundamental challenges such as competition from generics and a lack of new, exciting products in the research and development pipeline. The healthcare sector proved to be one of the worst performing sectors for the period; however select holdings helped boost the Fund's relative performance, including **Abbott Laboratories** and healthcare product manufacturer **Johnson & Johnson**.

The Fund's position in Standard & Poor's Depositary Receipts also had a positive impact on Fund performance.

What management decisions negatively impacted
Fund performance during the 12-month period?
Our investment strategy for the Fund is to build a diversified portfolio of high-quality companies across various sectors that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting overall Fund performance.

Underweight positions and poor stock selection in the materials and telecommunications sectors proved detrimental to Fund performance during the period. Likewise, weak stock selection in the healthcare sector weighed heavily on relative Fund performance. Large-capitalization pharmaceutical companies were among the Fund's worst performers for the period largely due to safety concerns surrounding a number of blockbuster drugs, which drove share prices for these issues lower. One such stock that was negatively affected by this market environment was **Pfizer, Inc.**, as safety concerns surrounding two of the company's COX-2 inhibitor drugs, Bextra® and Celebrex®, hurt

Largest Equity Holdings (ticker symbol)	
1. Microsoft Corporation (MSFT)	4.47%
2. Royal Caribbean Cruises Limited (RCL)	2.41%
3. Intel Corporation (INTC)	2.31%
4. Carnival Corporation (CCL)	2.31%
5. SAP AG Sponsored ADR (SAP)	2.30%
6. Wal-Mart Stores, Inc. (WMT)	2.29%
7. Cisco Systems, Inc. (CSCO)	2.19%
8. Gillette Company (G)	2.11%
9. Kohl's Corporation (KSS)	2.11%
10. Apple Computer, Inc. (AAPL)	1.99%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

the share price. Additionally, Merck & Company's COX-2 inhibitor, Vioxx®, was voluntarily removed from the market during the period after data showed similar adverse cardiovascular impact from long-term use of the drug.

Although information technology holdings as a whole performed well for the Fund, select issues weighed on performance for various reasons. **Intel Corporation** experienced lackluster demand and declining gross margins, which sent the stock lower during the year. Oracle Corporation was hurt by the protracted fight to acquire PeopleSoft as well as tepid demand for software. **Viacom, Inc.** posted growth rates that trailed Wall Street estimates, and

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	1.35%	(12.44%)	—	(12.44%)
Without sales charge	7.56%	(11.40%)	—	(11.40%)
Class B Shares (12/31/99)				
With redemption*	2.74%	(12.33%)	—	(12.33%)
Without redemption	6.74%	(12.04%)	—	(12.04%)
Class C Shares (12/31/99)				
With redemption**	5.86%	(12.06%)	—	(12.06%)
Without redemption	6.86%	(12.06%)	—	(12.06%)
Class F Shares (1/5/62)	7.63%	(11.31%)	7.44%	N/A
Class R Shares (12/31/99)	8.09%	(11.14%)	—	(11.14%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	2.42%	(12.82%)	—	(12.82%)
Without sales charge	7.28%	(12.01%)	—	(12.01%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.



Portfolio Composition of Net Assets

32.86% Information Technology
20.19% Consumer Discretionary
12.86% Financials
11.73% Industrials
 9.98% Healthcare
 8.76% Consumer Staples
 1.38% Energy
 1.73% Other
 0.51% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Maxim Integrated Products, Inc. underperformed as a result of lower market demand for its products and excess channel inventory. **Cisco Systems, Inc.** and NVIDIA Corporation also fared poorly for the period.

Other notable detractors from Fund performance included **Coca-Cola Company** and Newmont Mining Corporation.

In conclusion, we will continue to rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenues and earnings growth at attractive valuations.

John B. Jares, CFA
Portfolio Manager

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FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you hold to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you hold with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,052.91	$7.51
Class A Hypothetical	1,000.00	1,017.62	7.38
Class B Actual	1,000.00	1,044.47	11.78
Class B Hypothetical	1,000.00	1,013.39	11.61
Class C Actual	1,000.00	1,046.14	11.27
Class C Hypothetical	1,000.00	1,013.90	11.10
Class F Actual	1,000.00	1,054.29	6.89
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,058.29	5.39
Class R Hypothetical	1,000.00	1,019.71	5.29
Class T Actual	1,000.00	1,049.96	9.42
Class T Hypothetical	1,000.00	1,015.74	9.26

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.45%
Class B	2.28%
Class C	2.18%
Class F	1.33%
Class R	1.04%
Class T	1.82%

STATEMENT OF INVESTMENTS
December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—93.1%		
Air Freight & Logistics—1.0%		
45,000	FedEx Corporation	$ 4,432,043
Airlines—1.6%		
101,025	AMR Corporation*	1,106,224
144,600	JetBlue Airways Corporation*	3,357,612
168,000	Southwest Airlines Company	2,735,040
		7,198,876
Application Software—1.1%		
103,600	Mercury Interactive Corporation*	4,718,980
Asset Management & Custody Banks—1.1%		
33,650	Bank of New York Company, Inc.	1,124,583
77,400	Northern Trust Corporation	3,760,092
		4,884,675
Biotechnology—2.5%		
56,260	Amgen, Inc.*	3,609,079
18,775	Biogen Idec, Inc.*	1,250,603
50,600	Genzyme Corporation*	2,938,342
85,050	Gilead Sciences, Inc.*	2,975,900
		10,773,924
Broadcasting & Cable TV—2.0%		
264,808	Comcast Corporation Special Class A*	8,696,295
Casinos & Gaming—0.5%		
34,125	Wynn Resorts, Limited*	2,283,645
Communications Equipment—4.8%		
170,575	Avaya, Inc.*	2,933,890
497,930	Cisco Systems, Inc.*	9,610,049
74,250	Motorola, Inc.	1,277,100
84,925	QUALCOMM, Inc.	3,600,820
112,650	Scientific-Atlanta, Inc.	3,718,577
		21,140,436
Computer & Electronics Retail—0.5%		
37,625	Best Buy Company, Inc.	2,235,678
Computer Hardware—4.7%		
135,525	Apple Computer, Inc.*	8,727,810
79,475	Dell, Inc.*	3,349,077
87,025	International Business Machines Corporation	8,578,925
		20,655,812
Computer Storage & Peripherals—1.6%		
484,475	EMC Corporation*	7,204,143
Consumer Finance—0.8%		
125,913	MBNA Corporation	3,549,487

Shares		Market Value
Data Processing & Outsourced Services—2.2%		
172,600	Automatic Data Processing, Inc.	$ 7,654,810
49,550	CheckFree Corporation*	1,886,864
		9,541,674
Department Stores—2.1%		
187,700	Kohl's Corporation*	9,229,209
Diversified Banks—1.0%		
72,575	Wells Fargo & Company	4,510,536
Electrical Components & Equipment—0.9%		
58,025	Emerson Electric Company	4,067,553
Employment Services—1.7%		
60,475	Manpower, Inc.	2,920,943
137,125	Monster Worldwide, Inc.*	4,612,885
		7,533,828
Exchange Traded Funds—1.7%		
57,375	Nasdaq 100 Index Tracking Stock	2,289,836
43,600	SPDR Trust Series 1	5,271,240
		7,561,076
General Merchandise Stores—1.1%		
107,225	Dollar General Corporation	2,227,063
48,925	Target Corporation	2,540,675
		4,767,738
Healthcare Equipment—0.7%		
88,100	Boston Scientific Corporation*	3,131,955
Home Entertainment Software—0.6%		
39,875	Electronic Arts, Inc.*	2,459,490
Hotels, Resorts & Cruise Lines—3.3%		
175,150	Carnival Corporation	10,093,895
72,300	Starwood Hotels & Resorts Worldwide, Inc.	4,222,320
		14,316,215
Household Products—1.5%		
76,825	Clorox Company	4,527,297
43,525	Colgate-Palmolive Company	2,226,739
		6,754,036
Hypermarkets & Super Centers—2.3%		
189,696	Wal-Mart Stores, Inc.	10,019,743
Industrial Conglomerates—1.3%		
151,959	General Electric Company	5,546,504
Industrial Machinery—0.6%		
29,550	Illinois Tool Works, Inc.	2,738,694
Integrated Oil & Gas—0.8%		
64,875	ExxonMobil Corporation	3,325,493

See notes to statement of investments.

Shares		Market Value
Investment Banking & Brokerage—3.0%		
73,450	Goldman Sachs Group, Inc.	$ 7,641,738
95,425	Morgan Stanley	5,297,996
		12,939,734
Leisure Facilities—2.4%		
193,475	Royal Caribbean Cruises Limited	10,532,779
Life & Health Insurance—0.5%		
133,225	UnumProvident Corporation	2,390,057
Movies & Entertainment—4.8%		
395,150	Time Warner, Inc.*	7,681,716
197,746	Viacom, Inc.	7,195,977
229,425	Walt Disney Company	6,378,015
		21,255,708
Multi-Line Insurance—1.9%		
124,474	American International Group, Inc.	8,174,208
Office Electronics—0.4%		
34,325	Zebra Technologies Corporation*	1,931,811
Oil & Gas Drilling—0.6%		
68,225	Diamond Offshore Drilling, Inc.	2,732,411
Other Diversified Financial Services—1.7%		
104,892	Citigroup, Inc.	5,053,697
57,631	JPMorgan Chase & Company	2,248,185
		7,301,882
Personal Products—3.8%		
159,003	Estée Lauder Companies, Inc. Class A	7,277,567
206,700	Gillette Company	9,256,026
		16,533,593
Pharmaceuticals—5.8%		
172,350	Abbott Laboratories	8,040,128
125,150	Johnson & Johnson	7,937,013
102,444	Pfizer, Inc.	2,754,719
155,900	Wyeth	6,639,781
		25,371,641
Property & Casualty Insurance—0.9%		
72,100	Allstate Corporation	3,729,012
Publishing—1.4%		
76,625	Gannett Company, Inc.	6,260,263
Railroads—2.0%		
88,175	Burlington Northern Santa Fe Corporation	4,171,559
67,350	Union Pacific Corporation	4,529,288
		8,700,847
Restaurants—1.2%		
156,187	Cheesecake Factory, Inc.*	5,071,392

Shares		Market Value

Semiconductor Equipment—1.0%
130,650	Applied Materials, Inc.*	$ 2,234,115
49,375	KLA-Tencor Corporation*	2,299,888
		4,534,003

Semiconductors—6.8%
68,225	Broadcom Corporation*	2,202,303
8,198	Freescale Semiconductor, Inc. Class B*	150,515
433,201	Intel Corporation	10,132,571
178,250	Linear Technology Corporation	6,908,970
158,325	Maxim Integrated Products, Inc.	6,711,397
103,975	Texas Instruments, Inc.	2,559,865
34,400	Xilinx, Inc.	1,019,960
		29,685,581

Soft Drinks—1.2%
| 121,175 | Coca-Cola Company | 5,044,515 |

Specialty Stores—0.2%
| 28,375 | Tiffany & Company | 907,149 |

Systems Software—6.4%
40,850	Adobe Systems, Inc.	2,562,929
733,376	Microsoft Corporation	19,588,473
201,275	VERITAS Software Corporation*	5,746,401
		27,897,803

Thrifts & Mortgage Finance—2.0%
55,675	Freddie Mac	4,103,248
113,300	The PMI Group, Inc.	4,730,275
		8,833,523

Trading Companies & Distributors—1.1%
| 70,150 | W.W. Grainger, Inc. | 4,673,393 |

Total Common Stocks (Domestic)
(Cost—$364,982,396)
| | | 407,779,043 |

Common Stocks (Foreign)—6.4%

Application Software—2.7%
62,300	Amdocs Limited (CI)*	1,635,375
227,500	SAP AG Sponsored ADR (GE)	10,057,775
		11,693,150

Hotels, Resorts & Cruise Lines—0.7%
| 34,925 | Four Seasons Hotels, Inc. (CA) | 2,856,516 |

Industrial Conglomerates—0.6%
| 67,375 | Tyco International Limited (BD) | 2,407,983 |

IT Consulting & Other Services—0.5%
| 82,900 | Accenture Limited Class A (BD)* | 2,238,300 |

Pharmaceuticals—1.0%
| 148,500 | Teva Pharmaceutical Industries Limited Sponsored ADR (IS) | 4,434,210 |

See notes to statement of investments.

Shares		Market Value
Railroads—0.9%		
66,687	Canadian National Railway Company (CA)	$ 4,084,579
Total Common Stocks (Foreign) **(Cost—$23,072,556)**		27,714,738

Units		Market Value
Rights and Warrants—0.0%		
Communications Equipment—0.0%		
106,447	Lucent Technologies Warrants, expire 2007*	$ 168,186
Total Rights and Warrants **(Cost—$0)**		168,186

Principal Amount		Amortized Cost
Corporate Short-Term Notes—1.4%		
Pharmaceuticals—1.4%		
$ 6,000,000	Novartis Finance Corporation 2.10% 1/3/05~	$ 5,999,300
Total Corporate Short-Term Notes **(Amortized Cost—$5,999,300)**		5,999,300
Total Investments—100.9% **(Total Cost—$394,054,252)**		441,661,267
Other Assets and Liabilities—(0.9%)		(3,783,149)
Net Assets—100.0%		$437,878,118

Notes to Statement of Investments

* *Non-income producing.*
~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,999,300, or 1.4%, of the Fund's net assets as of December 31, 2004.*
 ADR - American Depositary Receipt
 SPDR - Standard and Poor's Depositary Receipt.
 BD - Bermuda
 CA - Canada
 CI - Channel Islands
 GE - Germany
 IS - Israel

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$ 394,054,252
Investment securities, at market	441,661,267
Cash	1,105,335
Receivables:	
Capital shares sold	146,476
Dividends and interest	390,590
Other assets	129,390
Total Assets	443,433,058

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	2,364,325
Capital shares redeemed	2,320,547
Advisory fees	281,064
Shareholder servicing fees	42,208
Accounting fees	22,458
Distribution fees	123,433
Transfer agency fees	41,909
Custodian fees	2,076
Other	356,920
Total Liabilities	5,554,940
Net Assets	$ 437,878,118

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 1,121,840,785
Undistributed net investment income	1,178,792
Accumulated net realized loss from security transactions	(732,748,474)
Net unrealized appreciation on investments and foreign currency translation	47,607,015
Total	$ 437,878,118

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 *(continued)*

Class A

Net Assets	$	6,356,224
Shares Outstanding		603,442
Net Asset Value, Redemption Price Per Share	$	10.53
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	11.17

Class B

Net Assets	$	12,406,411
Shares Outstanding		1,223,186
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.14

Class C

Net Assets	$	1,880,538
Shares Outstanding		185,665
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.13

Class F

Net Assets	$	406,550,176
Shares Outstanding		38,410,300
Net Asset Value, Offering and Redemption Price Per Share	$	10.58

Class R

Net Assets	$	10,584,348
Shares Outstanding		989,928
Net Asset Value, Offering and Redemption Price Per Share	$	10.69

Class T

Net Assets	$	100,421
Shares Outstanding		9,877
Net Asset Value, Redemption Price Per Share	$	10.17
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.65

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$	7,410,831
Interest		255,927
Foreign taxes withheld		(23,668)
Total Investment Income		7,643,090

Expenses

Advisory fees—Note 2	3,511,652
Shareholder servicing fees—Note 2	416,085
Accounting fees—Note 2	281,094
Distribution fees—Note 2	1,207,552
Transfer agency fees—Note 2	494,623
Registration fees	41,938
Postage and mailing expenses	55,042
Custodian fees and expenses—Note 2	10,535
Printing expenses	75,175
Legal and audit fees	97,404
Directors' fees and expenses—Note 2	87,948
Other expenses	85,343
Total Expenses	6,364,391
Earnings Credits	(7,790)
Reimbursed/Waived Expenses	(979)
Expense Offset to Broker Commissions	(4,096)
Net Expenses	6,351,526
Net Investment Income	1,291,564

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security Transactions		52,095,323
Foreign Currency Transactions		81
Net Realized Gain		52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(21,249,162)
Net Realized and Unrealized Gain		30,846,242
Net Increase in Net Assets Resulting from Operations	$	32,137,806

See notes to financial statements.

19

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income (Loss)	$ 1,291,564	$ (2,162,775)
Net Realized Gain on Security and Foreign Currency Transactions	52,095,404	16,581,469
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(21,249,162)	122,368,802
Net Increase in Net Assets Resulting from Operations	32,137,806	136,787,496
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(520,803)	(258,678)
Class B	(2,029,596)	(1,223,196)
Class C	(15,393)	(166,651)
Class F	(108,174,647)	(88,319,324)
Class R	967,838	2,736,606
Class T	(130,287)	(41,579)
Net Decrease from Capital Share Transactions	(109,902,888)	(87,272,822)
Net Increase (Decrease) in Net Assets	(77,765,082)	49,514,674
Net Assets		
Beginning of year	$ 515,643,200	$ 466,128,526
End of year	$ 437,878,118	$ 515,643,200
Undistributed (Accumulated) Net Investment Income (Loss)	$ 1,178,792	$ (112,853)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.79	$7.46	$10.53	$14.02	$23.88
Income from investment operations:					
Net investment income (loss)	0.02†	(0.06)	(0.06)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.72	2.39	(3.01)	(3.44)	(6.39)
Total from investment operations	0.74	2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.53	$9.79	$7.46	$10.53	$14.02
Total return*	7.56%	31.23%	(29.15%)	(24.89%)	(27.30%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$6,356	$6,452	$5,149	$7,795	$8,655
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.42%	1.66%	1.48%	1.21%	1.08%
Expenses with reimbursements, earnings credits and brokerage offsets	1.41%	1.66%	1.48%	1.20%	1.05%
Net investment income (loss)	0.22%	(0.59%)	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.50	$7.30	$10.38	$13.91	$23.88
Income from investment operations:					
Net investment loss	(0.06)†	(0.17)	(0.18)	(0.13)	(0.11)
Net realized and unrealized gains (losses) on securities	0.70	2.37	(2.90)	(3.40)	(6.44)
Total from investment operations	0.64	2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.14	$9.50	$7.30	$10.38	$13.91
Total return*	6.74%	30.14%	(29.67%)	(25.38%)	(27.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$12,406	$13,664	$11,603	$19,829	$25,359
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.22%	2.48%	2.22%	1.93%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	2.22%	2.48%	2.22%	1.92%	1.80%
Net investment loss	(0.58%)	(1.41%)	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

---

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.48	$7.29	$10.36	$13.92	$23.88
Income from investment operations:					
Net investment loss	(0.05)†	(0.19)	(0.26)	(0.18)	(0.10)
Net realized and unrealized gains (losses) on securities	0.70	2.38	(2.81)	(3.38)	(6.44)
Total from investment operations	0.65	2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.13	$9.48	$7.29	$10.36	$13.92
Total return*	6.86%	30.04%	(29.63%)	(25.58%)	(27.72%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,881	$1,774	$1,528	$2,979	$4,384
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.16%	2.49%	2.37%	2.11%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	2.16%	2.49%	2.37%	2.10%	1.80%
Net investment loss	(0.49%)	(1.42%)	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

†   *Computed using average shares outstanding throughout the year.*
*   *Sales charges are not reflected in the total return.*
#   *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.83	$7.48	$10.53	$14.03	$23.87
Income from investment operations:					
Net investment income (loss)	0.03†	(0.17)	(0.22)	(0.15)	(0.21)
Net realized and unrealized gains (losses) on securities	0.72	2.52	(2.83)	(3.35)	(6.21)
Total from investment operations	0.75	2.35	(3.05)	(3.50)	(6.42)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.58	$9.83	$7.48	$10.53	$14.03
Total return	7.63%	31.42%	(28.96%)	(24.95%)	(27.23%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$406,550	$484,742	$443,307	$865,425	$1,441,466
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.33%	1.47%	1.38%	1.31%	1.07%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.47%	1.37%	1.30%	1.06%
Net investment income (loss)	0.30%	(0.41%)	(0.46%)	(0.58%)	(0.58%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.89	$7.50	$10.57	$14.07	$23.88
Income from investment operations:					
Net investment income (loss)	0.07	0.01	0.01	(0.02)	(0.02)
Net realized and unrealized gains (losses) on securities	0.73	2.38	(3.08)	(3.48)	(6.37)
Total from investment operations	0.80	2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.69	$9.89	$7.50	$10.57	$14.07
Total return	8.09%	31.87%	(29.04%)	(24.88%)	(27.08%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,584	$8,792	$4,333	$2,023	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.03%	1.13%	1.30%	1.46%	0.82%
Expenses with reimbursements, earnings credits and brokerage offsets	1.03%	1.13%	1.30%	1.46%	0.79%
Net investment income (loss)	0.65%	(0.04%)	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

| | **Year ended December 31,** | | | | |
	2004	2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.48	$7.27	$10.38	$14.00	$23.88
Income from investment operations:					
Net investment loss	(0.02)†	(0.30)	(0.56)	(0.19)	(0.09)
Net realized and unrealized gains					
(losses) on securities	0.71	2.51	(2.55)	(3.43)	(6.37)
Total from investment operations	0.69	2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.17	$9.48	$7.27	$10.38	$14.00
Total return*	7.28%	30.40%	(29.96%)	(25.86%)	(27.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$100	$220	$208	$621	$802
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.79%	2.22%	2.78%	2.56%	1.32%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.79%	2.22%	2.78%	2.55%	1.29%
Net investment loss	(0.17%)	(1.15%)	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Notes to Financial Statements

December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the

payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $363,400 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $130,531 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$12,144
Class B	$32,198
Class C	$3,736
Class R	$5,802
Class T	$596

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $309,616 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $8,305 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $1,097,027 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$15,534
Class B	$95,550	$31,850
Class C	$14,511	$4,837
Class T	$464	$464

During the year ended December 31, 2004, DSC retained $2,556 in sales commissions from the sales of Class A shares. DSC also retained $32,772 and $25 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $979, which reduced the amount paid to Mellon Bank to $9,556.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$81	$(81)	$0

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $39,713,175. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$501,000
2009	$516,034,883
2010	$209,975,954
	$726,511,837

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$1,301,047
Federal Tax Cost	400,290,889
Gross Tax Appreciation of Investments	47,200,686
Gross Tax Depreciation of Investments	(5,830,308)
Net Tax Appreciation	41,370,378

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	105,906	$ 1,056,250	102,390	$ 863,766
Redeemed	(161,536)	$ (1,577,053)	(133,313)	$ (1,122,444)
Net Decrease	(55,630)	$ (520,803)	(30,923)	$ (258,678)
Class B				
Sold	30,813	$ 293,687	95,258	$ 810,696
Redeemed	(246,029)	$ (2,323,283)	(245,915)	$ (2,033,892)
Net Decrease	(215,216)	$ (2,029,596)	(150,657)	$ (1,223,196)
Class C				
Sold	38,619	$ 368,762	22,136	$ 191,985
Redeemed	(40,060)	$ (384,155)	(44,718)	$ (358,636)
Net Decrease	(1,441)	$ (15,393)	(22,582)	$ (166,651)
Class F				
Sold	2,973,891	$ 29,284,630	5,549,619	$ 46,590,327
Redeemed	(13,900,368)	$ (137,459,277)	(15,507,433)	$ (134,909,651)
Net Decrease	(10,926,477)	$ (108,174,647)	(9,957,814)	$ (88,319,324)
Class R				
Sold	381,438	$ 3,739,499	388,827	$ 3,417,348
Redeemed	(280,086)	$ (2,771,661)	(77,669)	$ (680,742)
Net Increase	101,352	$ 967,838	311,158	$ 2,736,606
Class T				
Sold	136	$ 1,307	856	$ 6,961
Redeemed	(13,405)	$ (131,594)	(6,333)	$ (48,540)
Net Decrease	(13,269)	$ (130,287)	(5,477)	$ (41,579)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $483,599,481 and $576,324,316, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

This page intentionally left blank.

Dreyfus Founders Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-GRO-04

Dreyfus Founders International Equity Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



Paperless Delivery of this Report
Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)



A discussion with co-portfolio managers Remi J. Browne, CFA, left, Daniel B. LeVan, CFA, middle, and Jeffrey R. Sullivan, CFA, right

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?

For the 12 months ended December 31, 2004, Dreyfus Founders International Equity Fund outperformed[1] its benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Index, which returned 20.38% for the same period.

Please describe the broad market and economic environment in which the Fund performed.

European markets confounded skeptics who believed weak local demand, record high commodity prices and currency strength would materially erode business performance. Instead, natural resource-rich countries, such as Norway, and areas with flourishing local growth, like Spain, offset more sluggish results generated by France and Germany. Additionally, several emerging economies were welcomed into the European Union (EU) during 2004, which now boasts 25 members.

"Our focus, as always, is on selecting stocks with improving business momentum and attractive valuations in each country and sector regardless of the market's direction."

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights

- Substantial positive contribution to relative Fund performance on a country basis came from the United Kingdom, Canada and Germany.
- The Fund's holdings in the industrials sector also had a positive impact on relative Fund performance.
- The largest negative contributor to relative Fund performance on a country basis came from Hong Kong.
- The biggest stock specific detractors to the Fund's relative performance came from the information technology, telecommunication services and healthcare sectors.

Despite robust export activity, Japan lagged other Asian markets during the period due to mixed performance in the information technology sector, an area that fell under intense selling pressure during the fourth quarter of the year. In addition, the long-awaited recovery in domestic consumption has been slow to materialize, causing the Japanese market to pause toward the end of the period.

When examining sectors, many reaped the benefits of accelerating global production in 2004; however, information technology and healthcare trailed for the year. Information technology weakness occurred due to high valuations, the rollover in the semiconductor cycle, and lack of a pick-up in IT spending. Healthcare, on the other hand, experienced investor backlash due to negative press concerning pharmaceutical companies with blockbuster drugs being pulled from the market.

What management decisions positively contributed to the Fund's performance during the year?

Substantial positive contribution to relative Fund performance on a country basis came from the United Kingdom, Canada and Germany. The Fund's holdings in these countries outpaced the benchmark due to strong stock selection. Singapore and France also performed well during the period.

Led by U.K.-based Cairn Energy PLC, the Fund's holdings in the energy sector performed well for the year. Cairn's stock price rose during the period, as the oil and gas exploration and production company enjoyed highly successful exploration ventures in India and soaring oil prices.

The Fund's holdings in the industrials sector also had a positive impact on relative Fund performance, primarily owing to strong stock selection. Swedish truck manufacturer **Volvo AB** was the best performing industrials holding.

Utilities holding **Fortum Oyj** was another top performer for the year. Fortum, a Finnish energy and utility firm, gained on increasing Scandinavian power prices and rumors the company may spin out its oil and gas exploration division.

The consumer staples sector was also a positive contributor to relative Fund performance due to holdings such as **SABMiller PLC**, which rallied during the period as the Miller brand continued to recover and took market share away from Budweiser in the U.S.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Vodafone Group PLC (United Kingdom; VOD)	4.02%
2. SABMiller PLC (United Kingdom; SAB)	2.35%
3. Barclays PLC (United Kingdom; BARC)	2.16%
4. ING Groep NV (Netherlands; ING.C)	2.03%
5. BP PLC (United Kingdom; BP)	2.02%
6. Koninklijke KPN NV (Netherlands; KPN)	2.01%
7. Sanofi-Synthelabo SA (France; SAN)	1.91%
8. Tesco PLC (United Kingdom; TSCO)	1.85%
9. Shire Pharmaceuticals Group PLC (United Kingdom; SHP)	1.77%
10. Toyota Motor Corporation (Japan; 7203)	1.77%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	15.59%	(8.22%)	—	(8.22%)
Without sales charge	22.69%	(7.13%)	—	(7.13%)
Class B Shares (12/31/99)				
With redemption*	17.78%	(8.14%)	—	(8.14%)
Without redemption	21.78%	(7.82%)	—	(7.82%)
Class C Shares (12/31/99)				
With redemption**	20.83%	(7.86%)	—	(7.86%)
Without redemption	21.83%	(7.86%)	—	(7.86%)
Class F Shares (12/29/95)	22.70%	(7.09%)	—	6.55%
Class R Shares (12/31/99)	23.45%	(6.84%)	—	(6.84%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	16.88%	(8.21%)	—	(8.21%)
Without sales charge	22.42%	(7.36%)	—	(7.36%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Additionally, financials holdings **Barclays PLC** and **ING Groep NV**, automotive industry supplier **Continental AG** and Dutch telecommunication services holding, **Koninklijke KPN NV** boosted the Fund's relative return.

What management decisions negatively contributed to the Fund's performance during the year?

The largest negative contributor to relative Fund performance on a country basis came from Hong Kong. The Fund's holdings in this country were down and significantly underperformed the benchmark for the year. Other countries with negative contributions to relative Fund performance included Denmark, Italy, Sweden and Switzerland.

The biggest detractors on a sector basis to the Fund's relative performance came from the information technology, telecommunication services and healthcare sectors. In the information technology sector, Citizens Electronics Company Limited had one of the largest negative impacts on the Fund's relative performance. The Japanese electronic parts manufacturer's sales suffered due to a slowing cellular phone market.



Portfolio Composition of Net Assets

23.67%	United Kingdom
21.40%	Japan
10.09%	France
8.65%	Germany
6.04%	Switzerland
5.17%	Canada
4.05%	Australia
4.05%	Netherlands
3.94%	Italy
12.94%	Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

During the period, we anticipated relative growth in the Fund's telecommunications services sector holdings. However, specific stocks in this sector, including China Unicom Limited and KDDI Corporation, underperformed and weighed heavily on Fund performance.

In healthcare, pharmaceutical companies AstraZeneca PLC and **GlaxoSmithKline PLC** and biotech firm **Serono SA** were among the largest detractors from performance. AstraZeneca and Glaxo both fell as the U.K.-based pharmaceutical firms battled negative sector sentiment brought about by negative test results on Merck & Company's VIOXX® and Pfizer, Inc.'s Celebrex®. In addition, AstraZeneca experienced falling new prescription numbers for its cholesterol drug, Crestor®, late in the year.

Other weak performers hindering performance for the period included Finnish-based **Nokia Oyj** and U.K.-based materials technology company Cookson Group PLC, which were both down during the Fund's holding period.

Our focus, as always, is on selecting stocks with improving business momentum and attractive valuations in various countries and sectors regardless of the market's direction. We will continue to focus on companies we believe could generate strong earnings relative to their valuations for possible inclusion in the Fund.

Remi J. Browne, CFA   Daniel B. LeVan, CFA   Jeffrey R. Sullivan, CFA
Co-Portfolio Manager   Co-Portfolio Manager   Co-Portfolio Manager

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,115.00	$7.61
Class A Hypothetical	1,000.00	1,017.87	7.13
Class B Actual	1,000.00	1,146.71	11.66
Class B Hypothetical	1,000.00	1,014.06	10.94
Class C Actual	1,000.00	1,147.01	11.67
Class C Hypothetical	1,000.00	1,014.06	10.94
Class F Actual	1,000.00	1,155.18	7.61
Class F Hypothetical	1,000.00	1,017.87	7.13
Class R Actual	1,000.00	1,161.65	6.27
Class R Hypothetical	1,000.00	1,019.15	5.85
Class T Actual	1,000.00	1,151.82	8.96
Class T Hypothetical	1,000.00	1,016.60	8.40

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

STATEMENT OF INVESTMENTS
December 31, 2004

Shares		Market Value
Common Stocks (Foreign)—102.3%		
Aerospace & Defense—1.0%		
88,800	BAE Systems PLC (UK)	$ 392,945
Apparel, Accessories & Luxury Goods—2.1%		
17,000	Bulgari SPA (IT)	210,045
41,500	Burberry Group PLC (UK)	319,476
9,300	Compagnie Financiere Richemont AG (SZ)	309,564
		839,085
Application Software—1.7%		
56,400	Sage Group PLC (UK)	218,984
2,500	SAP AG (GE)	445,834
		664,818
Automobile Manufacturers—3.7%		
36,600	Nissan Motor Company Limited (JA)	397,896
4,300	Renault SA (FR)	359,746
16,900	Toyota Motor Corporation (JA)	687,743
		1,445,385
Biotechnology—0.9%		
540	Serono SA (SZ)	355,694
Brewers—4.3%		
19,200	Asahi Breweries Limited (JA)	237,775
7,600	InBev NV (BE)	294,827
6,900	Orkla ASA (NW)	226,708
55,200	SABMiller PLC (UK)	915,585
		1,674,895
Broadcasting & Cable TV—2.9%		
44,500	Mediaset SPA (IT)	564,340
41,900	Publishing & Broadcasting Limited (AU)	574,782
		1,139,122

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to
indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		Market Value
Communications Equipment—3.1%		
27,200	Nokia Oyj (FI)	$ 429,610
2,400	Research In Motion Limited (CA)*	197,857
177,200	Telefonaktiebolaget LM Ericsson (SW)	565,299
		1,192,766
Computer Hardware—0.5%		
30,000	Fujitsu Limited (JA)	195,277
Computer Storage & Peripherals—0.7%		
13,600	ATI Technologies, Inc. (CA)*	264,009
Construction & Engineering—0.7%		
11,700	ACS, Actividades de Construccion y Servicios SA (SP)	267,174
Construction, Farm Machinery & Heavy Trucks—1.6%		
15,800	Volvo AB (SW)	626,494
Consumer Electronics—1.2%		
31,100	Casio Computer Company Limited (JA)	479,839
Consumer Finance—0.6%		
3,400	Sanyo Shinpan Finance Company Limited (JA)	241,554
Diversified Banks—8.0%		
6,420	Alpha Bank AE (GR)	223,919
91,700	Banca Intesa SPA (IT)	441,237
74,919	Barclays PLC (UK)	842,821
6,707	BNP Paribas SA (FR)	485,909
17,200	HBOS PLC (UK)	280,008
6,034	Royal Bank of Scotland Group PLC (UK)	202,948
22,000	Shizuoka Bank Limited (JA)	208,471
4,300	Societe Generale (FR)	435,143
		3,120,456
Diversified Capital Markets—1.7%		
10,600	Credit Suisse Group (SZ)*	445,590
2,470	UBS AG (SZ)	207,119
		652,709
Diversified Chemicals—1.3%		
7,000	BASF AG (GE)	503,520
Diversified Metals & Mining—2.9%		
46,500	BHP Billiton Limited (AU)	559,152
31,100	Xstrata PLC (UK)	556,445
		1,115,597
Electric Utilities—2.8%		
5,400	E.ON AG (GE)	493,098
31,900	Fortum Oyj (FI)	590,564
		1,083,662
Electrical Components & Equipment—0.9%		
31,500	Sumitomo Electric Industries Limited (JA)	342,759

See notes to statement of investments.

Shares		Market Value
Electronic Equipment Manufacturers—2.2%		
65,000	Hitachi Limited (JA)	$ 450,376
3,600	Hoya Corporation (JA)	406,480
		856,856
Food Retail—3.3%		
1,300	Colruyt NV (BE)	211,336
4,900	Delhaize Group (BE)	372,645
116,900	Tesco PLC (UK)	722,069
		1,306,050
Forest Products—0.6%		
17,500	Canfor Corporation (CA)*	228,572
Household Products—0.9%		
11,300	Reckitt Benckiser PLC (UK)	341,451
Hypermarkets & Super Centers—1.8%		
9,000	Ito-Yokado Company Limited (JA)	377,672
5,600	Metro AG (GE)	307,973
		685,645
Industrial Conglomerates—0.6%		
41,000	Keppel Corporation Limited (SG)	216,001
Industrial Machinery—1.2%		
56,000	NSK Limited (JA)	281,448
3,400	Saurer AG (SZ)*	200,334
		481,782
Integrated Oil & Gas—5.4%		
80,719	BP PLC (UK)	787,200
7,700	Husky Energy, Inc. (CA)	220,101
18,800	Repsol YPF SA (SP)	489,613
2,858	Total SA (FR)	624,277
		2,121,191
Integrated Telecommunication Services—5.5%		
15,800	Deutsche Telekom AG (GE)*	357,363
7,500	France Telecom (FR)	248,335
82,500	Koninklijke KPN NV (NE)	783,845
13,200	Telefonica SA (SP)	248,677
17,200	Telus Corporation (CA)	519,933
		2,158,153
Leisure Products—1.1%		
18,300	Sankyo Company Limited (JA)	413,433
Life & Health Insurance—1.2%		
74,200	Friends Provident PLC (UK)	219,366
92,500	Old Mutual PLC (UK)	235,290
		454,656
Marine—1.8%		
62	AP Moller-Maersk AS (DE)	512,078
31,000	Kawasaki Kisen Kaisha Limited (JA)	199,366
		711,444

Shares		Market Value
Movies & Entertainment—0.9%		
11,500	Vivendi Universal SA (FR)	$ 367,181
Multi-Line Insurance—1.1%		
19,200	Aviva PLC (UK)	231,476
3,900	Baloise Holding Limited (SZ)	180,063
		411,539
Multi-Utilities & Unregulated Power—0.5%		
7,700	Suez SA (FR)	205,347
Office Electronics—1.7%		
12,000	Canon, Inc. (JA)	647,604
Oil & Gas Exploration & Production—1.8%		
12,800	Eni SPA (IT)	320,478
2,200	Norsk Hydro ASA (NW)	173,263
141,600	Oil Search Limited (AU)	200,906
		694,647
Other Diversified Financial Services—2.6%		
26,200	ING Groep NV (NE)	792,731
6,900	Sun Life Financial, Inc. (CA)	231,209
		1,023,940
Pharmaceuticals—11.5%		
12,000	Eisai Company Limited (JA)	394,652
10,100	GlaxoSmithKline PLC (UK)	236,940
4,900	Merck KGaA (GE)	335,014
12,959	Novartis AG (SZ)	653,021
5,400	Novo Nordisk AS Class B (DE)	295,033
8,000	Ono Pharmaceuticals Company Limited (JA)	448,912
9,300	Sanofi-Synthelabo SA (FR)	743,292
65,800	Shire Pharmaceuticals Group PLC (UK)	690,969
13,600	Takeda Pharmaceuticals Company Limited (JA)	684,844
		4,482,677
Precious Metals & Minerals—1.0%		
17,800	ThyssenKrupp AG (GE)	391,953
Property & Casualty Insurance—0.6%		
20,100	QBE Insurance Group Limited (AU)	241,855
Publishing—0.6%		
25,500	United Business Media PLC (UK)	234,978
Railroads—0.9%		
5,800	Canadian National Railway Company (CA)	353,702
Semiconductors—0.6%		
106,200	ARM Holdings PLC (UK)	225,285
Steel—1.6%		
14,900	JFE Holdings, Inc. (JA)	425,320
80,000	Nippon Steel Corporation (JA)	195,960
		621,280

See notes to statement of investments.

Shares		Market Value
Tires & Rubber—1.4%		
8,400	Continental AG (GE)	$ 533,777
Trading Companies & Distributors—1.6%		
48,000	Mitsubishi Corporation (JA)	620,201
Wireless Telecommunication Services—5.7%		
10,000	Bouygues SA (FR)	462,145
59,400	China Mobile (Hong Kong) Limited (HK)	201,370
578,175	Vodafone Group PLC (UK)	1,567,810
		2,231,325
Total Common Stocks (Foreign)		
(Cost—$30,078,362)		39,860,285

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.1%		
Household Appliances—2.1%		
$800,000	Stanley Works, Inc.	
	2.20% 1/3/05~	$ 799,902
Total Corporate Short-Term Notes		
(Amortized Cost—$799,902)		799,902
Total Investments—104.4%		
(Total Cost—$30,878,264)		40,660,187
Other Assets and Liabilities—(4.4%)		(1,700,120)
Net Assets—100.0%		$38,960,067

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $799,902, or 2.1%, of the Fund's net assets as of December 31, 2004.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	30,878,264
Investment securities, at market		40,660,187
Cash		121,581
Foreign currency (cost $1,880)		1,887
Receivables:		
Capital shares sold		35,637
Dividends and interest		35,034
From adviser		11,453
Other assets		30,430
Total Assets		40,896,209

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		1,858,407
Advisory fees		25,359
Shareholder servicing fees		6,690
Accounting fees		3,381
Distribution fees		4,489
Transfer agency fees		14,409
Custodian fees		3,512
Other		19,895
Total Liabilities		1,936,142
Net Assets	$	38,960,067

Composition of Net Assets

Capital (par value and paid-in surplus)	$	60,399,223
Undistributed net investment income		3,289
Accumulated net realized loss from security transactions		(31,229,444)
Net unrealized appreciation on investments and foreign currency translation		9,786,999
Total	$	38,960,067

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

December 31, 2004 *(continued)*

Class A

Net Assets	$	25,075,912
Shares Outstanding		2,106,642
Net Asset Value, Redemption Price Per Share	$	11.90
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.63

Class B

Net Assets	$	2,280,905
Shares Outstanding		196,161
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.63

Class C

Net Assets	$	476,367
Shares Outstanding		41,032
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.61

Class F

Net Assets	$	10,885,487
Shares Outstanding		913,037
Net Asset Value, Offering and Redemption Price Per Share	$	11.92

Class R

Net Assets	$	66,382
Shares Outstanding		5,525
Net Asset Value, Offering and Redemption Price Per Share	$	12.01

Class T

Net Assets	$	175,014
Shares Outstanding		14,777
Net Asset Value, Redemption Price Per Share	$	11.84
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.40

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2004

Investment Income

Dividends	$	917,889
Interest		21,695
Foreign taxes withheld		(108,429)
Total Investment Income		831,155

Expenses

Advisory fees—Note 2	385,226
Shareholder servicing fees—Note 2	87,835
Accounting fees—Note 2	38,523
Distribution fees—Note 2	45,440
Transfer agency fees—Note 2	84,201
Registration fees	49,287
Postage and mailing expenses	1,911
Custodian fees and expenses—Note 2	52,375
Printing expenses	25,760
Legal and audit fees	8,121
Directors' fees and expenses—Note 2	6,723
Other expenses	21,343
Total Expenses	806,745
Earnings Credits	(1,289)
Reimbursed/Waived Expenses	(248,314)
Expense Offset to Broker Commissions	(3,253)
Net Expenses	553,889
Net Investment Income	277,266

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		8,484,907
Foreign Currency Transactions		(1,523)
Net Realized Gain		8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(886,438)
Net Realized and Unrealized Gain		7,596,946
Net Increase in Net Assets Resulting from Operations	$	7,874,212

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 277,266	$ 254,642
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	8,483,384	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(886,438)	16,056,126
Net Increase in Net Assets Resulting from Operations	7,874,212	11,014,228
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(185,495)	(156,488)
Class B	0	(1,759)
Class F	(72,290)	(71,823)
Class R	(11,405)	(28,532)
Class T	(511)	(910)
Net Decrease from Dividends and Distributions	(269,701)	(259,512)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(2,078,483)	(1,959,586)
Class B	(527,506)	(450,587)
Class C	(94,599)	(190,274)
Class F	(980,705)	(2,350,311)
Class R	(3,373,718)	(204,031)
Class T	(31,098)	(57,906)
Net Decrease from Capital Share Transactions	(7,086,109)	(5,212,695)
Net Increase in Net Assets	518,402	5,542,021
Net Assets		
Beginning of year	$ 38,441,665	$ 32,899,644
End of year	$ 38,960,067	$ 38,441,665
Undistributed (Accumulated) Net Investment Income (Loss)	$ 3,289	$ (2,753)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.77	$7.19	$10.03	$14.42	$19.88
Income from investment operations:					
Net investment income (loss)	0.08	0.06	0.01	0.00†	(0.03)
Net realized and unrealized gains (losses) on securities	2.14	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	2.22	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:					
From net investment income	(0.09)	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.09)	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$11.90	$9.77	$7.19	$10.03	$14.42
Total Return*	22.69%	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$25,076	$22,432	$18,217	$29,151	$4,434
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.42%	1.41%	1.40%	1.46%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.44%	1.77%
Net investment income (loss)	0.74%	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.05% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001), and 1.82% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.55	$7.03	$9.87	$14.29	$19.88
Income from investment operations:					
Net investment income (loss)	0.00†,+	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized gains (losses) on securities	2.08	2.61	(2.73)	(4.30)	(3.60)
Total from investment operations	2.08	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.63	$9.55	$7.03	$9.87	$14.29
Total Return*	21.78%	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,281	$2,372	$2,201	$3,786	$5,129
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.16%	2.16%	2.16%	2.28%	2.57%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.26%	2.52%
Net investment income (loss)	0.00%	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† Computed using average shares outstanding throughout the year.
+ Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.
* Sales charges are not reflected in the total return.
# Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.85% (2004), 3.32% (2003), 2.91% (2002), 2.67% (2001) and 2.57% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$9.53	$7.02	$9.86	$14.27	$19.88
Income from investment operations:					
Net investment income (loss)	0.00†,+	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized gains (losses) on securities	2.08	2.77	(2.55)	(4.25)	(3.64)
Total from investment operations	2.08	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.61	$9.53	$7.02	$9.86	$14.27
Total Return*	21.83%	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$476	$482	$532	$1,429	$2,635
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.16%	2.16%	2.16%	2.29%	2.55%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.26%	2.50%
Net investment income (loss)	0.03%	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

†   *Computed using average shares outstanding throughout the year.*
+   *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
*   *Sales charges are not reflected in the total return.*
\#   *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.87% (2004), 3.25% (2003), 3.11% (2002), 2.85% (2001), and 2.55% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.78	$7.18	$10.03	$14.40	$19.87
Income from investment operations:					
Net investment income (loss)	0.08†	(0.01)	(0.05)	(0.07)	(0.08)
Net realized and unrealized gains (losses) on securities	2.14	2.68	(2.79)	(4.30)	(3.49)
Total from investment operations	2.22	2.67	(2.84)	(4.37)	(3.57)
Less dividends and distributions:					
From net investment income	(0.08)	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.08)	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$11.92	$9.78	$7.18	$10.03	$14.40
Total Return	22.70%	37.17%	(28.30%)	(30.35%)	(17.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,885	$9,837	$9,321	$16,640	$30,040
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.41%	1.40%	1.40%	1.55%	1.84%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.52%	1.80%
Net investment income (loss)	0.76%	0.80%	0.12%	(0.26%)	(0.55%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† Computed using average shares outstanding throughout the year.
# Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.10% (2004), 2.52% (2003), 2.13% (2002), 1.99% (2001) and 1.95% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.82	$7.22	$10.08	$14.45	$19.88
Income from investment operations:					
Net investment income (loss)	0.13†	0.09	0.02	0.00+	(0.01)
Net realized and unrealized gains (losses) on securities	2.17	2.60	(2.85)	(4.37)	(3.52)
Total from investment operations	2.30	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:					
From net investment income	(0.11)	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.11)	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of year	$12.01	$9.82	$7.22	$10.08	$14.45
Total Return	23.45%	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$66	$3,146	$2,470	$6,102	$2,716
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.15%	1.15%	1.16%	1.28%	1.63%
Expenses with reimbursements, earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.26%	1.53%
Net investment income (loss)	1.21%	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† Computed using average shares outstanding throughout the year.

+ Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.65% (2004), 1.95% (2003), 1.71% (2002), 1.57% (2001), and 1.63% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.70	$7.14	$9.97	$14.37	$19.88
Income from investment operations:					
Net investment income (loss)	0.06†	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized gains (losses) on securities	2.11	2.61	(2.73)	(4.31)	(3.55)
Total from investment operations	2.17	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:					
From net investment income	(0.03)	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.03)	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.84	$9.70	$7.14	$9.97	$14.37
Total Return*	22.42%	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$175	$172	$158	$343	$654
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.66%	1.65%	1.65%	1.80%	2.03%
Expenses with reimbursements, earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.77%	1.98%
Net investment income (loss)	0.57%	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the year.*
+ *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.44% (2004), 2.88% (2003), 4.00% (2002), 2.86% (2001), and 2.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

*Security Valuations—*A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a

percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the year ended December 31, 2004, $232,778 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $22,397 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $8,045 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$58,085
Class B	$6,772
Class C	$1,499
Class R	$2,710
Class T	$711

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $6,379 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $3,374 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $24,844 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$58,276
Class B	$16,658	$5,553
Class C	$3,493	$1,164
Class T	$445	$445

During the year ended December 31, 2004, DSC retained $440 and $72 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $11,655 of contingent deferred sales charges relating to redemptions of Class B.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement.

The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $15,536, which reduced the amount paid to Mellon Bank to $36,839.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—An affiliate of Founders reimbursed the Fund $4,811 shortly after the fiscal year end for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(1,523)	$1,526	$(3)

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$269,701	$259,512
Long-term capital gain	$ 0	$ 0
	$269,701	$259,512

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $8,440,768. Accumulated capital losses as of December 31, 2004 are:

Expiration	Amount
2008	$5,074,404
2009	$12,777,527
2010	$5,986,171
2011	$7,339,094
	$31,177,196

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below includes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$9,042
Federal Tax Cost	$30,930,512
Gross Tax Appreciation of Investments	$9,786,985
Gross Tax Depreciation of Investments	$(57,310)
Net Tax Appreciation	$9,729,675

33

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	111,208	$ 1,148,486	724,401	$ 5,318,119
Dividends or Distributions Reinvested	14,688	$ 174,191	15,239	$ 147,964
Redeemed	(315,412)	$ (3,401,160)	(978,731)	$ (7,425,669)
Net Decrease	(189,516)	$ (2,078,483)	(239,091)	$ (1,959,586)
Class B				
Sold	11,870	$ 124,485	72,988	$ 520,427
Dividends or Distributions Reinvested	0	$ 0	146	$ 1,391
Redeemed	(64,211)	$ (651,991)	(137,735)	$ (972,405)
Net Decrease	(52,341)	$ (527,506)	(64,601)	$ (450,587)
Class C				
Sold	6,433	$ 64,792	165,203	$ 1,132,327
Redeemed	(15,944)	$ (159,391)	(190,526)	$ (1,322,601)
Net Decrease	(9,511)	$ (94,599)	(25,323)	$ (190,274)
Class F				
Sold	470,504	$ 4,815,790	1,515,865	$ 11,180,704
Dividends or Distributions Reinvested	5,843	$ 69,420	6,797	$ 66,066
Redeemed	(569,384)	$ (5,865,915)	(1,814,806)	$ (13,597,081)
Net Decrease	(93,037)	$ (980,705)	(292,144)	$ (2,350,311)
Class R				
Sold	40,338	$ 419,337	146,346	$ 1,105,834
Dividends or Distributions Reinvested	957	$ 11,405	2,764	$ 26,981
Redeemed	(355,989)	$ (3,804,460)	(170,854)	$ (1,336,846)
Net Decrease	(314,694)	$ (3,373,718)	(21,744)	$ (204,031)
Class T				
Sold	1,431	$ 14,400	97,501	$ 651,910
Dividends or Distributions Reinvested	42	$ 492	91	$ 882
Redeemed	(4,460)	$ (45,990)	(101,973)	$ (710,698)
Net Decrease	(2,987)	$ (31,098)	(4,381)	$ (57,906)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $32,138,435 and $37,956,406, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 0.00% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and

Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders International Equity Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-INE-04

Dreyfus Founders
Mid-Cap Growth Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



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To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

MANAGEMENT OVERVIEW
(unaudited)

 

A discussion with co-portfolio managers John B. Jares, CFA, left, and Daniel E. Crowe, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
For the 12-month period ended December 31, 2004, the Dreyfus Founders Mid-Cap Growth Fund outperformed[1] its benchmark, the Russell MidCap Growth Index, which returned 15.48% for the period.

To what do you attribute the market's overall performance during the period?
The market's performance during the 12-month period can be demarcated into three distinct periods. The start of 2004 continued to exhibit the strength associated with the beginning of the economic recovery that was realized in 2003. However, from March through August, the improving economy was overshadowed by concerns over the Federal Reserve raising interest rates, increased oil prices, the lack of clarity regarding an outcome in Iraq, and uncertainty surrounding the outcome to the U.S. Presidential election. These concerns led to declines in most major equity indexes into August. Finally, the last four months of the year saw strong market advances as merger and acquisition activity picked up, the Presidential election passed with the incumbent retaining office, and corporate earnings growth remained strong.

> *"Our bottom-up investment process led us to sell positions that had appreciated to levels such that the risk versus reward proposition was no longer favorable."*

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights

- The last four months of the year saw strong market advances as merger and acquisition activity picked up, the Presidential election passed with the incumbent retaining office, and corporate earnings growth remained strong.

- The Fund's relative performance was positively impacted by strong stock selection within specific areas of the information technology sector such as software and hardware.

- Relative overweight positions in the consumer discretionary and industrials sectors aided Fund performance. The largest boon to performance in these sectors came from strong stock selection.

- Although an underweight position in the financials sector weighed on relative Fund performance, it was weak stock selection in this sector that created the largest offset to overall positive performance.

- An underweight position coupled with poor stock selection in the healthcare sector also proved detrimental to relative Fund performance.

Mr. Jares, what changes did you make to the portfolio after assuming management responsibilities in March?

The bottom-up investment process we utilize to identify the most attractive mix of potential reward and limited risk has not changed. However, since March, the portfolio's concentration increased as the average number of holdings declined. The portfolio consisted of 60 stocks at the end of the year, down from more than 100 stocks at the beginning of the year. This change positively impacted performance as these larger holdings significantly contributed to the Fund's overall performance.

Our diligent research process to identify new investment opportunities also benefited the Fund as seven of the top ten positive contributors to Fund performance for the year were added to the Fund after I assumed management responsibilities in March.

Did your bottom-up investment approach lead to any changes in portfolio composition during the reporting period?

Our bottom-up investment process led us to sell positions that had appreciated to levels such that the risk versus reward proposition was no longer favorable. Large stock price declines during the third quarter created new investment opportunities. **TIBCO Software**, Inc. and **GTECH Holdings Corporation** both became large positions in the Fund. TIBCO has since seen increased demand for its business integration software and improved sales force productivity. GTECH, an operator of online lottery transaction processing systems, appreciated after concerns regarding the company's legal matters in Brazil decreased.

What factors positively contributed to the Fund's relative performance during the 12-month period?

The Fund's relative performance was positively impacted by strong stock selection within specific areas of the information technology sector such as software and hardware. Previously mentioned TIBCO Software, Inc., **Apple Computer, Inc.**, Autodesk, Inc., **VERITAS Software Corporation** and **NAVTEQ** were among the Fund's top performers in this sector for the period. Software companies benefited as corporate spending picked up and signs of further industry consolidation began to emerge. Apple appreciated over the period due in part from the continuing popularity of its iPod products as well as the introduction of a new Mac computer. Autodesk, Inc., a design software and digital content company, continued to benefit from increased penetration of its three-dimensional (3D) products. Digital map data provider NAVTEQ saw strong demand for its geographic mapping products.

Largest Equity Holdings (ticker symbol)	
1. Henry Schein, Inc. (HSIC)	3.31%
2. VERITAS Software Corporation (VRTS)	3.15%
3. Lafarge North America, Inc. (LAF)	3.04%
4. W.W. Grainger, Inc. (GWW)	3.03%
5. GTECH Holdings Corporation (GTK)	2.72%
6. The PMI Group, Inc. (PMI)	2.70%
7. Blackboard, Inc. (BBBB)	2.61%
8. Bed Bath and Beyond, Inc. (BBBY)	2.36%
9. Zebra Technologies Corporation (ZBRA)	2.29%
10. TIBCO Software, Inc. (TIBX)	2.22%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	11.26%	(7.31%)	—	(7.31%)
Without sales charge	17.90%	(6.21%)	—	(6.21%)
Class B Shares (12/31/99)				
With redemption*	12.91%	(7.02%)	—	(7.02%)
Without redemption	16.91%	(6.78%)	—	(6.78%)
Class C Shares (12/31/99)				
With redemption**	16.16%	(7.01%)	—	(7.01%)
Without redemption	17.16%	(7.01%)	—	(7.01%)
Class F Shares (9/8/61)	18.44%	(5.79%)	5.76%	N/A
Class R Shares (12/31/99)	17.70%	(6.04%)	—	(6.04%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	11.83%	(7.86%)	—	(7.86%)
Without sales charge	17.11%	(7.01%)	—	(7.01%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Gains in VERITAS provide a good example of how the risk versus reward framework benefited the Fund during the year. The company lost more than a third of its market capitalization after a disappointing second quarter earnings report. This created an opportunity for the Fund to build a position in the leading provider of storage software at a reasonable valuation. VERITAS experienced an appreciation in its share price due to an improvement in its fundamentals and, ultimately, an offer from software firm Symantec Corporation to acquire the company.

Relative overweight positions in the consumer discretionary and industrials sectors aided Fund performance. The largest boon to performance in these sectors came from strong stock selection. **Royal Caribbean Cruises Limited** and **Getty Images, Inc.** delivered strong performance within the consumer discretionary sector. Royal Caribbean experienced strong recovery in demand for leisure cruising, while stock photography provider Getty Images continued to leverage the electronic distribution of digital images, which helped drive higher profits. Within the industrials sector, **W.W. Grainger, Inc.**, a leading



Portfolio Composition of Net Assets

23.59% Consumer Discretionary
23.51% Information Technology
17.43% Healthcare
10.91% Industrials
10.80% Financials
3.04% Materials
2.42% Energy
1.87% Telecommunications Services
1.94% Other
4.49% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

provider of facilities maintenance products, delivered strong branch sales in part due to the success of its market expansion. Transportation company **J.B. Hunt Transport Services, Inc.** was also a notable positive contributor to Fund performance for the period.

Conversely, what factors negatively contributed to the Fund's relative performance during the 12-month period?

Although an underweight position in the financials sector weighed on relative Fund performance, it was weak stock selection in this sector that created the largest offset to overall positive performance. Poor interest rate risk management hurt New York Community Bancorp, Inc. AmeriTrade Holding Corporation was negatively impacted as trading volumes fell, earnings were revised down, and the industry continued to struggle with aggressive pricing.

An underweight position coupled with poor stock selection in the healthcare sector also proved detrimental to relative Fund performance. Among the worst performers in this sector were long-term acute care hospital services provider Select Medical Corporation and generic pharmaceutical company Andrx Corporation.

The telecommunications sector also had a negative impact on performance, due mainly to the Fund's underweight position relative to its benchmark.

Although the information technology sector provided the largest buoy for relative Fund performance, names within the semiconductor industry weighed on the sector's positive contribution. NVIDIA Corporation, QLogic Corporation and Fairchild Semiconductor International, Inc. all had a large negative impact on Fund performance. NVIDIA reported poor second quarter results due to aggressive competitor pricing and weak demand for low-end processors. QLogic Corporation underperformed as it pre-announced lower-than-expected first quarter earnings due to weaker demand for its storage-related products. Fairchild Semiconductor declined due to weaker end-market demand.

Other holdings that negatively impacted relative Fund performance during the period included **Blackboard, Inc.** and Corinthian Colleges, Inc. Blackboard, a provider of educational software products, declined due to weak third quarter bookings. Corinthian Colleges suffered from numerous factors including overly optimistic expectations and concerns over the closing of existing facilities. In addition, industry concerns also surfaced based on issues at other for-profit educational services companies.

At year's end, corporate activity began to pick up as executives began making strategic decisions regarding investing in businesses and acquisitions. Consumer spending was reasonable, oil prices appeared to have moderated and employment was once again stable to improving. Additionally, inflation remained benign, long-term interest rates remained very low, and credit spreads were tight. While our outlook was generally positive at year-end, a number of issues such as a weakening of the U.S. dollar, increased inflation and consumer credit quality kept us cautiously optimistic. We will continue to focus on our bottom-up investment process and will work diligently to seek the most attractive mix of potential reward and limited risk.

John B. Jares, CFA
Co-Portfolio Manager

Daniel E. Crowe, CFA
Co-Portfolio Manager

This page intentionally left blank.

FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,104.16	$8.44
Class A Hypothetical	1,000.00	1,016.91	8.09
Class B Actual	1,000.00	1,094.59	13.14
Class B Hypothetical	1,000.00	1,012.38	12.62
Class C Actual	1,000.00	1,099.67	12.69
Class C Hypothetical	1,000.00	1,012.83	12.17
Class F Actual	1,000.00	1,108.72	7.07
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,101.33	10.08
Class R Hypothetical	1,000.00	1,015.33	9.67
Class T Actual	1,000.00	1,096.16	12.78
Class T Hypothetical	1,000.00	1,012.73	12.27

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios
These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.59%
Class B	2.48%
Class C	2.39%
Class F	1.33%
Class R	1.90%
Class T	2.41%

Shares		Market Value
Common Stocks (Domestic)—93.3%		
Airlines—1.2%		
61,750	AMR Corporation*	$ 676,156
37,500	JetBlue Airways Corporation*	870,750
		1,546,906
Application Software—3.8%		
217,009	Blackboard, Inc.*	3,213,903
30,875	NAVTEQ*	1,431,365
		4,645,268
Asset Management & Custody Banks—3.3%		
50,667	Calamos Asset Management, Inc.*	1,368,009
55,325	Northern Trust Corporation	2,687,689
		4,055,698
Auto Parts & Equipment—1.8%		
45,025	Autoliv, Inc.	2,174,708
Biotechnology—4.0%		
30,600	Genzyme Corporation*	1,776,942
37,175	Gilead Sciences, Inc.*	1,300,753
24,375	OSI Pharmaceuticals, Inc.*	1,824,469
		4,902,164
Casinos & Gaming—5.3%		
129,200	GTECH Holdings Corporation	3,352,740
21,975	Station Casinos, Inc.	1,201,593
29,400	Wynn Resorts, Limited*	1,967,448
		6,521,781
Communications Equipment—1.6%		
58,600	Scientific-Atlanta, Inc.	1,934,386
Computer Hardware—1.7%		
31,825	Apple Computer, Inc.*	2,049,530
Computer Storage & Peripherals—0.5%		
6,975	Lexmark International, Inc.*	592,875
Construction Materials—3.0%		
72,875	Lafarge North America, Inc.	3,739,945
Department Stores—2.1%		
51,500	Kohl's Corporation*	2,532,255
Electronic Equipment Manufacturers—0.8%		
60,675	Symbol Technologies, Inc.	1,049,678
Employment Services—1.3%		
32,350	Manpower, Inc.	1,562,505
Environmental Services—1.8%		
49,700	Stericycle, Inc.*	2,283,715

Shares		Market Value
Exchange Traded Funds—1.9%		
71,800	Semiconductor HLDRs Trust	$ 2,395,248
Healthcare Distributors—3.3%		
58,525	Henry Schein, Inc.*	4,075,681
Healthcare Equipment—1.8%		
50,225	Biomet, Inc.	2,179,263
Healthcare Services—1.5%		
19,550	Quest Diagnostics, Inc.	1,868,003
Home Furnishings—3.0%		
40,075	Leggett & Platt, Inc.	1,139,332
27,800	Mohawk Industries, Inc.*	2,536,750
		3,676,082
Homebuilding—1.7%		
10,000	KB Home	1,044,000
16,050	Toll Brothers, Inc.*	1,101,191
		2,145,191
Leisure Facilities—1.6%		
35,875	Royal Caribbean Cruises Limited	1,953,035
Life & Health Insurance—0.6%		
39,500	UnumProvident Corporation	708,630
Office Electronics—2.3%		
50,075	Zebra Technologies Corporation*	2,818,221
Oil & Gas Exploration & Production—2.4%		
18,225	Bill Barrett Corporation*	583,018
38,825	Noble Energy, Inc.	2,393,950
		2,976,968
Other Diversified Financial Services—2.2%		
32,625	Ambac Financial Group, Inc.	2,679,491
Pharmaceuticals—6.9%		
59,100	Barr Pharmaceuticals, Inc.*	2,691,414
74,000	Eon Labs, Inc.*	1,998,000
55,850	Medicis Pharmaceutical Corporation Class A	1,960,894
64,150	MGI Pharma, Inc.*	1,796,842
		8,447,150
Publishing—1.7%		
30,175	Getty Images, Inc.*	2,077,549
Railroads—0.5%		
9,450	Union Pacific Corporation	635,513
Regional Banks—1.5%		
58,450	South Financial Group, Inc.	1,901,379

See notes to statement of investments.

Shares		Market Value
Restaurants—3.3%		
91,700	Applebee's International, Inc.	$ 2,425,465
35,825	Yum! Brands, Inc.	1,690,224
		4,115,689
Semiconductor Equipment—1.4%		
63,000	Novellus Systems, Inc.*	1,757,070
Semiconductors—2.4%		
20,000	Broadcom Corporation*	645,600
53,325	Maxim Integrated Products, Inc.	2,260,447
		2,906,047
Specialty Stores—3.1%		
72,925	Bed Bath & Beyond, Inc.*	2,904,603
18,325	Guitar Center, Inc.*	965,544
		3,870,147
Systems Software—5.4%		
205,000	TIBCO Software, Inc.*	2,734,700
135,875	VERITAS Software Corporation*	3,879,231
		6,613,931
Technology Distributors—2.0%		
38,075	CDW Corporation	2,526,276
Thrifts & Mortgage Finance—2.7%		
79,800	The PMI Group, Inc.	3,331,650
Trading Companies & Distributors—4.5%		
98,850	United Rentals, Inc.*	1,868,265
56,075	W.W. Grainger, Inc.	3,735,717
		5,603,982
Trucking—1.5%		
40,150	J.B. Hunt Transport Services, Inc.	1,800,728
Wireless Telecommunication Services—1.9%		
125,000	American Tower Corporation*	2,300,000
Total Common Stocks (Domestic) **(Cost—$98,443,617)**		114,954,338
Common Stocks (Foreign)—2.2%		
Application Software—1.7%		
78,800	Amdocs Limited (CI)*	2,068,500
Investment Banking & Brokerage—0.5%		
120,000	ICAP PLC (UK)	626,033
Total Common Stocks (Foreign) **(Cost—$2,548,629)**		2,694,533

Principal Amount	Amortized Cost
Corporate Short-Term Notes—4.3%	
Special Purpose Entity—4.3%	
$5,300,000 Nestlé Capital Corporation	
2.14% 1/3/05~	$ 5,299,370
Total Corporate Short-Term Notes	
(Amortized Cost—$5,299,370)	5,299,370
Total Investments—99.8%	
(Total Cost—$106,291,616)	122,948,241
Other Assets and Liabilities—0.2%	232,979
Net Assets—100.0%	$123,181,220

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,299,370, or 4.3%, of the Fund's net assets as of December 31, 2004.*
    HLDRs - Holding Company Depositary Receipts
    CI - Channel Islands
    UK - United Kingdom
    See notes to financial statements.

Statement of Assets and Liabilities

December 31, 2004

Assets

Investment securities, at cost	$	106,291,616
Investment securities, at market		122,948,241
Cash		397,537
Receivables:		
Capital shares sold		85,826
Dividends and interest		35,919
Other assets		23,925
Total Assets		123,491,448

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	85,285
Advisory fees	83,301
Shareholder servicing fees	15,543
Accounting fees	6,156
Distribution fees	22,152
Transfer agency fees	11,607
Custodian fees	1,579
Directors Deferred Compensation	23,926
Other	60,679
Total Liabilities	310,228
Net Assets	$ 123,181,220

Composition of Net Assets

Capital (par value and paid-in surplus)	$	156,625,929
Accumulated net investment loss		(19,633)
Accumulated net realized loss from security transactions		(50,081,701)
Net unrealized appreciation on investments		16,656,625
Total	$	123,181,220

Class A

Net Assets	$	1,546,244
Shares Outstanding		372,304
Net Asset Value, Redemption Price Per Share	$	4.15
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.40

Class B

Net Assets	$	1,823,393
Shares Outstanding		454,616
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.01

Class C

Net Assets	$	428,131
Shares Outstanding		108,177
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.96

Class F

Net Assets	$	119,272,754
Shares Outstanding		28,162,302
Net Asset Value, Offering and Redemption Price Per Share	$	4.24

Class R

Net Assets	$	71,135
Shares Outstanding		16,961
Net Asset Value, Offering and Redemption Price Per Share	$	4.19

Class T

Net Assets	$	39,563
Shares Outstanding		9,966
Net Asset Value, Redemption Price Per Share	$	3.97
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.16

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year endend December 31, 2004

Investment Income

Dividends	$	540,165
Interest		50,079
Foreign taxes withheld		(2,043)
Total Investment Income		588,201

Expenses

Advisory fees—Note 2	1,044,064
Shareholder servicing fees—Note 2	170,223
Accounting fees—Note 2	77,525
Distribution fees—Note 2	185,790
Transfer agency fees—Note 2	83,090
Registration fees	50,312
Postage and mailing expenses	16,590
Custodian fees and expenses—Note 2	6,708
Printing expenses	28,333
Legal and audit fees	28,580
Directors' fees and expenses—Note 2	25,960
Other expenses	28,661
Total Expenses	1,745,836
Earnings Credits	(2,670)
Reimbursed/Waived Expenses	(1,247)
Expense Offset to Broker Commissions	(4,589)
Net Expenses	1,737,330
Net Investment Loss	(1,149,129)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments		(10,271,293)
Net Realized and Unrealized Gain		22,218,817
Net Increase in Net Assets Resulting from Operations	$	21,069,688

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (1,149,129)	$ (1,356,208)
Net Realized Gain on Security Transactions	32,490,110	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	(10,271,293)	25,868,151
Net Increase in Net Assets Resulting from Operations	21,069,688	45,322,918
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	152,338	542,198
Class B	(32,488)	264,005
Class C	45,566	(52,492)
Class F	(60,416,547)	24,535,977
Class R	(51,768)	9,780
Class T	(76)	5,472
Net Increase (Decrease) from Capital Share Transactions	(60,302,975)	25,304,940
Net Increase (Decrease) in Net Assets	(39,233,287)	70,627,858
Net Assets		
Beginning of year	$ 162,414,507	$ 91,786,649
End of year	$ 123,181,220	$162,414,507
Accumulated Net Investment Loss	$ (19,633)	$ (15,164)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.52	$2.58	$3.44	$4.38	$8.68
Income from investment operations:					
Net investment income (loss)	(0.03)	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized gains					
(losses) on securities	0.66	0.91	(0.82)	(0.88)	(2.05)
Total from investment operations	0.63	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.15	$3.52	$2.58	$3.44	$4.38
Total Return*	17.90%	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,546	$1,191	$476	$538	$625
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.54%	1.87%	2.15%	2.47%	1.29%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.53%	1.86%	2.15%	2.46%	1.25%
Net investment loss	(1.07%)	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.43	$2.54	$3.39	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.07)	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.65	0.92	(0.80)	(0.88)	(2.09)
Total from investment operations	0.58	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.01	$3.43	$2.54	$3.39	$4.32
Total Return*	16.91%	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,823	$1,587	$969	$1,138	$1,047
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.37%	2.65%	2.68%	2.59%	2.04%
Expenses with reimbursements, earnings credits and brokerage offsets	2.37%	2.64%	2.67%	2.58%	1.99%
Net investment loss	(1.90%)	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

* *Sales charges are not reflected in the total return.*

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.38	$2.50	$3.36	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.06)†	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized gains (losses) on securities	0.64	0.98	(0.78)	(0.88)	(2.09)
Total from investment operations	0.58	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$3.96	$3.38	$2.50	$3.36	$4.32
Total Return*	17.16%	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$428	$323	$274	$380	$422
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.32%	2.51%	2.99%	3.94%	2.04%
Expenses with reimbursements, earnings credits and brokerage offsets	2.31%	2.51%	2.98%	3.93%	2.00%
Net investment loss	(1.83%)	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

†   *Computed using average shares outstanding throughout the year.*
*   *Sales charges are not reflected in the total return.*
#   *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.32% (2004), 2.51% (2003), 3.04% (2002), 4.25% (2001), and 2.04% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.58	$2.62	$3.47	$4.36	$8.68
Income from investment operations:					
Net investment income (loss)	(0.03)†	0.02	(0.04)	(0.05)	(0.03)
Net realized and unrealized gains (losses) on securities	0.69	0.94	(0.81)	(0.84)	(2.06)
Total from investment operations	0.66	0.96	(0.85)	(0.89)	(2.09)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.24	$3.58	$2.62	$3.47	$4.36
Total Return	18.44%	36.64%	(24.50%)	(20.41%)	(23.69%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$119,273	$159,161	$89,970	$119,708	$166,365
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.33%	1.51%	1.56%	1.39%	1.39%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.50%	1.56%	1.37%	1.36%
Net investment loss	(0.87%)	(1.01%)	(1.22%)	(0.84%)	(0.92%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

† Computed using average shares outstanding throughout the year.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.56	$2.61	$3.48	$4.39	$8.68
Income from investment operations:					
Net investment income (loss)	(0.04)†	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized gains (losses) on securities	0.67	0.98	(0.83)	(0.92)	(2.03)
Total from investment operations	0.63	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.19	$3.56	$2.61	$3.48	$4.39
Total Return	17.70%	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$71	$119	$77	$49	$7
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.48%	1.64%	1.97%	2.91%	1.03%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.64%	1.97%	2.89%	1.00%
Net investment loss	(1.03%)	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the year.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.48% (2004), 1.64% (2003), 3.49% (2002), 57.54% (2001), and 1.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

| | Year ended December 31, | | | | |
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.39	$2.51	$3.39	$4.35	$8.68
Income from investment operations:					
Net investment loss	(0.06)	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized gains (losses) on securities	0.64	0.90	(0.82)	(0.85)	(2.08)
Total from investment operations	0.58	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$3.97	$3.39	$2.51	$3.39	$4.35
Total Return*	17.11%	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$40	$34	$20	$20	$29
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.26%	2.76%	3.64%	3.13%	1.55%
Expenses with reimbursements, earnings credits and brokerage offsets	2.25%	2.76%	3.63%	3.11%	1.50%
Net investment loss	(1.78%)	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

* Sales charges are not reflected in the total return.

\# Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.26% (2004), 2.76% (2003), 10.30% (2002), 28.91% (2001), and 1.55% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements
December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (The "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment, if any, of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the

payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $162,070 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $43,147 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$2,908
Class B	$5,487
Class C	$1,079
Class R	$403
Class T	$227

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $29,839 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $1,631 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $170,318 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,942
Class B	$12,420	$4,140
Class C	$2,972	$991
Class T	$80	$80

During the year ended December 31, 2004, DSC retained $6,574 and $12 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $4,076 and $1,034 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,247, which reduced the amount paid to Mellon Bank to $5,461.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2004, Founders reimbursed the Fund $320 for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,144,660	$0	$(1,144,660)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $32,544,804. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$17,754,484
2010	$31,942,177
	$49,696,661

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$106,676,656
Gross Tax Appreciation of Investments	$17,199,188
Gross Tax Depreciation of Investments	$(927,603)
Net Tax Appreciation	$16,271,585

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	226,896	$ 852,592	244,735	$ 828,175
Redeemed	(193,006)	$ (700,254)	(90,696)	$ (285,977)
Net Increase	33,890	$ 152,338	154,039	$ 542,198
Class B				
Sold	89,684	$ 322,791	145,154	$ 449,120
Redeemed	(98,294)	$ (355,279)	(63,928)	$ (185,115)
Net Increase (Decrease)	(8,610)	$ (32,488)	81,226	$ 264,005
Class C				
Sold	110,256	$ 385,913	56,880	$ 169,451
Redeemed	(97,748)	$ (340,347)	(70,756)	$ (221,943)
Net Increase (Decrease)	12,508	$ 45,566	(13,876)	$ (52,492)
Class F				
Sold	3,973,983	$ 14,909,282	19,131,927	$ 50,872,801
Redeemed	(20,268,328)	$ (75,325,829)	(8,999,875)	$ (26,336,824)
Net Increase (Decrease)	(16,294,345)	$ (60,416,547)	10,132,052	$ 24,535,977
Class R				
Sold	23,623	$ 90,989	15,172	$ 45,615
Redeemed	(40,138)	$ (142,757)	(11,397)	$ (35,835)
Net Increase (Decrease)	(16,515)	$ (51,768)	3,775	$ 9,780
Class T				
Sold	1,380	$ 4,956	2,448	$ 6,710
Redeemed	(1,452)	$ (5,032)	(403)	$ (1,238)
Net Increase (Decrease)	(72)	$ (76)	2,045	$ 5,472

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $184,376,340 and $246,823,021, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television

and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Mid-Cap Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-MCAP-04

ANNUAL REPORT

Dreyfus Founders
Passport Fund

Investment Update
December 31, 2004

PASSPORT

PASSPORT

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



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    To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager Tracy P. Stouffer, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?

Dreyfus Founders Passport Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 29.40% for the period. The Fund also underperformed the large-cap MSCI World ex U.S. Index, which returned 20.38% for the 12-month timeframe.

Please describe the broad market environment in which the Fund performed during the period.

For much of the year, political uncertainty surrounding numerous elections around the world, combined with rising commodity prices and interest rates, kept many of the markets in a tight trading range. However, during the fourth quarter, a powerful market rally was sparked by falling oil prices, which were down approximately 24% from a historic peak of $55 per barrel earlier in the quarter.

Numerous politically charged events occurred during the period. Perhaps the second highest-profile political event behind the U.S. Presidential election was the Russian Yukos crisis, which created spikes in the price of oil and a crisis of confidence in the transparency of Russian markets. Another high profile political incident surrounded Ukrainian

"The Fund's investments in the booming former Portuguese colony of Macau were significant contributors and helped drive Fund performance in 2004."

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. Total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Performance Highlights
- During the fourth quarter, a powerful market rally was sparked by falling oil prices, which were down approximately 24% from a historic peak of $55 per barrel earlier in the quarter.
- The majority of Fund holdings that benefited from Macau's economic boom were based in Hong Kong.
- Financials holdings buoyed Fund performance for the period, due to strong stock selection.
- The Fund's relative return was hindered by disappointing overall underperformance in the United Kingdom.
- Poor stock selection in the consumer discretionary sector was a drag on relative Fund performance during the period.

presidential candidate Viktor Yushchenko, who was voted into the presidency after the results of a decidedly fraudulent election were thrown out and a second election was held. Additionally, Palestinian leader Yasser Arafat died on November 11, leaving the Palestinian people leaderless. It was decided for the first time in Palestinian history that a free election would be held in early 2005, a development that brought renewed hope for peace in the region.

On December 26, an enormous earthquake struck off the Indonesian island of Sumatra, launching a deadly tsunami. This natural disaster is sadly one of history's greatest human tragedies; however, the event did not create a large economic toll on the region.

The Asian emerging market region proved to be a more volatile investing environment this year than in 2003, making returns in this area somewhat more difficult to obtain. For example, investors in Indian companies scrambled to assess the new government's policies; however, soon after the new government took seat, the markets recovered.

China appeared to have successfully cooled its economy during the period through a set of lending curbs that kept speculation at bay. At the same time, the country continued to boost the economies and currencies of the commodity-exporting countries around the world. While many countries continued to benefit from China's growth, Chinese companies, as well as Chinese markets, disappointed investors for the year. We believe the correct investment strategy continues to be to invest in what China needs, not what China can produce.

Iraqi insurgencies intensified throughout the year, weighing heavily on world markets. The dollar declined dramatically in the fourth quarter, as the U.S. budget and current account deficits ballooned and interest rates remained at historically low levels. American investors investing abroad benefited from this trend, providing an additional boost to the returns of dollar-based international funds for the year.

Did your bottom-up investment approach lead to any changes in portfolio composition during the reporting period?
We continued to pare down the Fund's Japanese holdings during the period, which was its largest weighted position in 2003, as opportunities in the region were narrowed due to the country's economic slowdown. By year-end, the Fund's holdings continued to be very domestically oriented and reflected such themes as voice over internet protocol (VOIP), solar power, hybrid cars, micro hard disc drives and liquefied natural gas.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Melco International Development Limited (Hong Kong; 200)	1.73%
2.	New Wave Group AB (Sweden; NEWAB)	1.15%
3.	Saxon Energy Services, Inc. (Canada; SES)	1.12%
4.	RNB Retail and Brands AB (Sweden; RNBS)	1.11%
5.	HKR International Limited (Hong Kong; 480)	1.09%
6.	Tokuyama Corporation (Japan; 4043)	1.09%
7.	YIT-Yhtyma Oyj (Finland; YTY)	1.07%
8.	All America Latina Logistica S.A. (Brazil; ALLL)	1.07%
9.	Aktiv Kapital ASA (Norway; AIK)	1.03%
10.	123 Multimedia (France; MULTI)	1.03%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	10.92%	(4.75%)	—	(4.75%)
Without sales charge	17.70%	(3.61%)	—	(3.61%)
Class B Shares (12/31/99)				
With redemption*	12.68%	(4.72%)	—	(4.72%)
Without redemption	16.68%	(4.38%)	—	(4.38%)
Class C Shares (12/31/99)				
With redemption**	15.79%	(4.40%)	—	(4.40%)
Without redemption	16.79%	(4.40%)	—	(4.40%)
Class F Shares (11/16/93)	17.70%	(3.61%)	10.29%	8.64%
Class R Shares (12/31/99)	18.02%	(4.14%)	—	(4.14%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	11.85%	(5.31%)	—	(5.31%)
Without sales charge	17.15%	(4.44%)	—	(4.44%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What factors positively contributed to Fund performance during the period?

The Fund's investments in the booming former Portuguese colony of Macau were significant contributors and helped drive Fund performance in 2004. Macau's economic boom is largely due to the recently liberalized gaming industry, which has attracted new investments. Currently, Macau mainly draws visitors from Mainland China, since the operation of casinos is prohibited there and Macau is the only authorized and approved gaming location in the world for the Mainland Chinese.

The performance of the Macau-related stocks is captured in the outperformance of the Hong Kong market, where the companies are domiciled. Real estate and infrastructure development firms, casino and slot machine developers, as well as travel and transportation companies who bring visitors to this economic zone were among the top performers. **Melco International Development Limited** was one such holding that rose on the back of Macau's exploding gaming market. Melco's primary business is the expansion of a chain of "Mocha Lounges" featuring slot machines, which appeal to the mass-market gambler.



Portfolio Composition of Net Assets

9.88% United Kingdom
8.85% Japan
8.29% Hong Kong
7.83% India
7.17% France
6.07% Norway
5.60% Brazil
3.61% Thailand
38.12% Other Countries
4.58% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Canada also presented numerous opportunities for the Fund as the country is a large commodities source, particularly of energy and base metals. Brazil was another solid contributor to Fund performance for the period, as the region has become a source of base metals and food commodities for China. Additionally, China has pledged to invest in Brazilian infrastructure development to enable more efficient access to these commodities. The Fund's Brazilian holdings included companies dealing in raw materials and firms that handle the logistics for the transportation of such materials.

Financials holdings buoyed Fund performance for the period, due to strong stock selection. Japanese real estate securitization firm Secured Capital Japan Company Limited performed well as opportunities for real estate asset management companies improved with rising prices and an increased volume of transactions. Real estate broker Yasuragi Company Limited was also an indirect beneficiary of this trend, benefiting through higher commission income. Another notable performer, Idu Company, which provides an internet-based clearing mechanism for distressed real estate, also rose during the period.

Numerous opportunities were also found in the metal and mining industries in the materials and industrials sectors, respectively. The outperformance of these sectors can be tied to the worldwide commodities boom and to China's continued growth. Materials holding Fortescue Metals Group Limited, an Australian iron ore exploration company, benefited from China's large appetite for steel production. China has also agreed to finance a large portion of the company's infrastructure development to ensure access to the commodity.

An additional notable performer during the period included Japanese-based internet company Global Media Online, Inc., which performed well due to strong earnings growth. U.K.-based oil and gas exploration company, Cairn Energy PLC, also outperformed as the company made five major oil discoveries in India in 2004.

What factors negatively contributed to Fund performance during the period?
The Fund's relative return was hindered by disappointing overall underperformance in the United Kingdom and some of the Fund's investments in India, where an unexpected May election result created a steep decline in the local markets. Internet holding Rediff.com India Limited ADR fell in this May decline.

A relative overweight position in China proved disappointing to the Fund's return for the period. Thailand and Malaysia were also detrimental to performance.

Poor stock selection in the consumer discretionary sector was a drag on relative Fund performance during the period. Likewise, weak stock selection and a relative overweight position in the telecommunication services sector negatively impacted performance. The consumer staples sector also suffered due to poor stock selection.

Although Japan performed well overall during the period, several Japanese holdings hurt relative performance. BB Net Corporation, which provides an internet-based marketplace for purchasing bakery and pastry ingredients and supplies, dropped when market conditions for small-capitalization stocks deteriorated.

Other underperformers for the period included Bio-Treat Technology Limited, a water purification company that suffered due to poor corporate governance issues; Cytos Biotechnology AG, which experienced downward pressure on its stock price when new shares were issued during the year; Indonesian financial and news information services firm PT Limas Stokhomindo Tbk, which underperformed due to poor market conditions; and telecommunications services company Yangtze Telecom Corporation, which experienced increasing competitive pressures in the Chinese value-added service market.

In a slowing growth environment, we continue to seek investments in niche growth companies with strong management and competitive products or services. At year-end, our research was focused on areas of gaming, energy and energy infrastructure, as well as beneficiaries of rising per capita income.



Tracy P. Stouffer, CFA
Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,136.07	$10.30
Class A Hypothetical	1,000.00	1,015.28	9.72
Class B Actual	1,000.00	1,126.01	15.12
Class B Hypothetical	1,000.00	1,010.70	14.30
Class C Actual	1,000.00	1,126.81	14.53
Class C Hypothetical	1,000.00	1,011.26	13.74
Class F Actual	1,000.00	1,136.39	9.98
Class F Hypothetical	1,000.00	1,015.58	9.42
Class R Actual	1,000.00	1,137.48	9.50
Class R Hypothetical	1,000.00	1,016.04	8.96
Class T Actual	1,000.00	1,130.23	12.93
Class T Hypothetical	1,000.00	1,012.78	12.22

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.91%
Class B	2.81%
Class C	2.70%
Class F	1.85%
Class R	1.76%
Class T	2.40%

Statement of Investments
December 31, 2004

Shares		Market Value
Common Stocks (Foreign)—91.6%		
Advertising—0.5%		
6,075	Ipsos (FR)	$ 635,821
Aerospace & Defense—0.5%		
44,100	ECA (FR)*	659,372
Agricultural Products—0.9%		
78,000	Cresud SACIFyA Sponsored ADR (AR)*	1,162,200
Air Freight & Logistics—0.9%		
93,600	Dart Group PLC (UK)	720,337
48,675	DX Services PLC (UK)*	342,005
		1,062,342
Airlines—2.4%		
2,801,100	Airasia Berhad (MA)*	1,223,638
876,000	Cintra SA de CV (MX)*	601,970
22,200	Lan Airlines SA Sponsored ADR (CH)	714,840
300,000	Virgin Blue Holdings Limited (AU)*	437,407
		2,977,855
Apparel Retail—1.1%		
114,500	RNB Retail and Brands AB (SW)*	1,378,397
Apparel, Accessories & Luxury Goods—2.4%		
68,425	Billabong International Limited (AU)	614,146
50,600	IC Companys AS (DE)*	970,837
74,600	New Wave Group AB Class B (SW)	1,431,291
		3,016,274
Application Software—0.8%		
316	Simplex Technology, Inc. (JA)*	595,179
46,925	Zi Corporation (CA)*	340,206
		935,385

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		Market Value
Auto Parts & Equipment—1.6%		
1,069,600	Aapico Hitech Public Company Limited Foreign Shares (TH)#	$ 908,541
296,800	Aapico Hitech Public Company Limited NVDR Shares (TH)	252,108
75,000	NHK Spring Company Limited (JA)	512,345
103,900	Thai Stanley Electric Public Company Limited Foreign Shares (TH)#	350,345
		2,023,339
Broadcasting & Cable TV—0.6%		
6,900	EVS Broadcast Equipment SA (BE)	757,809
Casinos & Gaming—1.9%		
15,000	BETandWIN.com Interactive Entertainment AG (AT)*	575,982
137,000	Gold Reef Casino Resorts Limited (SA)	307,617
5,650	Great Canadian Gaming Corporation (CA)*	214,608
6,000	Great Canadian Gaming Corporation 144A (CA)*†	227,882
26,130	Intralot SA Integrated Lottery (GR)	640,730
31,000	Sun International Limited (SA)	313,643
		2,280,462
Commercial Printing—0.6%		
1,542,000	Next Media Limited (HK)*	768,748
Commodity Chemicals—0.3%		
127,000	Gujarat Alkalies and Chemicals Limited (IN)	363,880
Communications Equipment—2.9%		
31,975	Kudelski SA (SZ)*	1,175,407
16,025	Option International NV (BE)*	576,133
51,400	Tandberg ASA (NW)	638,607
70,000	Tandberg Television ASA (NW)*	609,655
63	Telewave, Inc. (JA)	608,051
		3,607,853
Computer & Electronics Retail—0.5%		
27,325	Bechtle AG (GE)	618,406
Construction & Engineering—4.6%		
100,000	Ask Planning Center, Inc. (JA)	798,282
306,350	Aveng Limited (SA)	652,526
43,975	Bharat Earth Movers Limited (IN)	345,164
1,500,000	Italian-Thai Development Public Company Limited Foreign Shares (TH)#	370,656
650,000	Jaks Resources Berhad (MA)*	316,447
24,825	Koninklijke BAM Groep NV (NE)	1,247,830
247,225	Murray & Roberts Holdings Limited (SA)	603,384
53,250	YIT-Yhtyma Oyj (FI)	1,328,898
		5,663,187
Construction Materials—1.4%		
400,000	India Cements Limited (IN)*	542,443
9,869,500	PT Semen Cibinong Tbk (ID)*	611,361
105,075	Shree Cement Limited (IN)	611,064
		1,764,868

See notes to statement of investments.

Shares		Market Value
Construction, Farm Machinery & Heavy Trucks—1.4%		
29,400	Aker Yards AS (NW)*	$ 725,692
3,500	Exel Industries SA Class A (FR)	284,491
2,729,000	PT United Tractors Tbk (ID)*	668,837
		1,679,020
Consumer Electronics—1.5%		
289,000	Clarion Company Limited (JA)*	679,701
35,000	Loewe AG (GE)*	310,657
13,125	Loewe AG New Shares (GE)*^#	104,847
216,325	Mobilezone Holding AG (SZ)*	797,117
		1,892,322
Consumer Finance—0.9%		
197,925	African Bank Investments Limited (SA)	642,910
4,000,000	PT BFI Finance Indonesia Tbk (ID)	517,102
		1,160,012
Data Processing & Outsourced Services—0.3%		
688,000	SinoCom Software Group Limited (CN)*	336,357
Diversified Banks—0.7%		
1,796,200	Banco De Oro (PH)	848,094
Diversified Commercial Services—3.6%		
199,900	Aggreko PLC (UK)	644,715
21,000	CeWe Color Holding AG (GE)	609,420
79,075	Dignity PLC (UK)	493,365
850,000	Melco International Development Limited (HK)	2,154,335
385,175	PHS Group PLC (UK)	606,342
		4,508,177
Diversified Metals & Mining—1.8%		
150,100	Excel Coal Limited (AU)	549,476
241,475	Gujarat NRE Coke Limited (IN)	1,046,836
33,000	Neomax Company Limited (JA)	585,479
		2,181,791
Electrical Components & Equipment—1.0%		
8,000	Bekaert NV (BE)	638,847
20,925	NKT Holding AS (DE)	609,863
		1,248,710
Electronic Equipment Manufacturers—1.1%		
1,300,000	A-Max Holdings Limited (HK)*	472,487
22,000	Japan Cash Machine Company Limited (JA)	936,079
		1,408,566
Employment Services—0.8%		
250	Fullcast Company Limited (JA)	714,843
820,400	JobStreet Corporation Berhad (MA)*	265,551
		980,394
Environmental Services—0.8%		
2,125	Citron Holding AG Centre International de Traitements et de Recyclage des Ordures Novices (SZ)*	962,426

Shares		Market Value

Fertilizers & Agricultural Chemicals—0.9%
| 118,400 | Isagro SPA (IT)* | $ 1,100,797 |

Food Distributors—0.8%
72,400	AVI Limited (SA)	295,573
3,795,000	Heng Tai Consumables Group Limited (HK)	703,076
		998,649

Footwear—0.9%
70,000	Grendene SA 144A (BR)*†	830,196
2,000,000	Prime Success International Group Limited (HK)	285,615
		1,115,811

Healthcare Distributors—1.0%
| 263,975 | United Drug PLC (IE) | 1,248,652 |

Healthcare Equipment—0.5%
| 273,625 | Fisher & Paykel Healthcare Corporation Limited (NZ) | 640,336 |

Healthcare Facilities—0.4%
| 1,150,000 | Bangkok Dusit Medical Services Public Company Limited Foreign Shares (TH)# | 488,417 |

Healthcare Services—1.1%
105,000	Diagnosticos da America (BR)*	944,842
50,000	RaySearch Laboratories AB (SW)*	365,666
		1,310,508

Healthcare Supplies—0.7%
| 8,350 | Audika (FR) | 906,276 |

Highways & Railtracks—0.6%
| 1,500,000 | ConnectEast Group (AU)* | 799,561 |

Home Furnishings—1.2%
50,000	Ellerine Holdings Limited (SA)	497,000
13,475	U10 (FR)	957,921
		1,454,921

Hotels, Resorts & Cruise Lines—1.4%
304,611	First Choice Holidays PLC (UK)	899,097
1,206,125	MyTravel Group PLC (UK)*	138,928
5,250	Societe du Louvre (FR)	665,081
		1,703,106

Industrial Conglomerates—0.7%
| 720,500 | Cofide SPA - Compagnia Finanziaria De Benedetti (IT) | 891,199 |

Industrial Machinery—4.4%
169,291	Amforge Industries Limited (IN)*	438,124
8,300	Andritz AG (AT)	632,907
144,100	Charter PLC (UK)*	641,797
20,000	Duro Felguera SA (SP)*	213,402
377,000	Japan Steel Works Limited (JA)	699,034
12,125	Palfinger AG (AT)	693,846
150,000	Pursuit Dynamics PLC (UK)*	657,996
2,500	SIG Holding AG (SZ)	571,630
41,700	Wartsila Corporation (FI)	888,754
		5,437,490

See notes to statement of investments.

Shares		Market Value
Integrated Telecommunication Services—1.5%		
25,000	123 Multimedia (FR)*	$ 1,281,093
3,000,000	True Corporation Public Company Limited Foreign Shares (TH)*#	625,483
		1,906,576
Internet Retail—0.5%		
335,200	Interpark Corporation (KR)*	660,556
Internet Software & Services—1.9%		
450	Index Corporation (JA)	1,238,411
100	Opt, Inc. (JA)*	579,682
87	Wellnet Corporation (JA)*	533,190
		2,351,283
IT Consulting & Other Services—1.5%		
45,000	Argo Graphics, Inc. (JA)	1,163,755
964,500	Enea AB (SW)*	673,440
		1,837,195
Leisure Products—0.7%		
230,000	Ainsworth Game Technology Limited (AU)*	180,293
2,930,000	Playmates Holdings Limited (HK)	595,597
124,524	Stargames Limited (AU)	144,466
		920,356
Marine—1.5%		
50,000	Braemar Seascope Group PLC (UK)	386,351
446,000	Ezra Holdings Pte Limited (SG)	308,736
1,440,000	Golden Ocean Group Limited (NW)*	903,462
50,000	Ocean Wilsons Holdings Limited (BD)	271,645
		1,870,194
Marine Ports & Services—1.0%		
37,825	Clarkson PLC (UK)	522,826
196,000	Hamworthy KSE (UK)*	767,595
		1,290,421
Movies & Entertainment—1.4%		
20,000	CJ CGV (KR)*	618,238
150,000	Gameloft.com (FR)*	591,274
654,825	Sanctuary Group PLC (UK)	549,983
		1,759,495
Multi-Line Insurance—1.5%		
30,000	Almindelig Brand AS (DE)*	1,137,485
84,500	Porto Seguro SA (BR)*	652,203
		1,789,688
Multi-Sector Holdings—0.6%		
7,100	Societe de la Tour Eiffel (FR)*	681,338
Oil & Gas Drilling—3.4%		
88,125	Major Drilling Group International, Inc. (CA)*	978,186
371,075	Saxon Energy Services, Inc. (CA)*	1,393,622
225,500	Siem Offshore (NW)*	1,154,176
39,000	Smedvig ASA Class A (NW)	655,184
		4,181,168

Shares		Market Value

Oil & Gas Equipment & Services—2.9%

22,225	Aban Loyd Chiles Offshore Limited (IN)	$ 575,181
141,200	Offshore Hydrocarbon Mapping Limited (UK)*	644,061
75,000	Sondex PLC (UK)	317,307
52,000	Stolt Offshore SA (NW)*	336,553
10,000	Trican Well Service Limited (CA)*	554,999
8,250	Vallourec SA (FR)	1,233,519
		3,661,620

Oil & Gas Exploration & Production—0.5%

| 92,175 | Regal Petroleum PLC (UK)* | 617,567 |

Oil & Gas Refining, Marketing, & Transportaion—1.0%

816,025	Essar Shipping Limited (IN)*	653,271
193,000	Sinvest ASA (NW)*	646,870
		1,300,141

Other Diversified Financial Services—0.9%

984,200	Tisco Finance Public Company Limited Foreign Shares (TH)#	615,600
895,900	Tisco Finance Public Company Limited NVDR Shares (TH)	560,370
		1,175,970

Packaged Foods & Meats—1.3%

590,000	Fjord Seafood ASA (NW)*	298,083
10,000	Orion Corporation (KR)	1,052,937
930,000	Pan Fish ASA (NW)*	285,601
		1,636,621

Paper Packaging—0.5%

| 1,500,000 | Vision Grande Group Holdings Limited (HK) | 578,949 |

Pharmaceuticals—1.0%

269,275	Granules India Limited (IN)	707,722
350,000	Kopran Limited (IN)*	554,750
		1,262,472

Publishing—0.3%

| 33,720 | Aufeminin.com SA (FR)* | 425,797 |

Railroads—1.1%

2,322,000	Guangshen Railway Company Limited (CN)	948,493
86,075	Railpower Technologies Corporation (CA)*	447,544
		1,396,037

Real Estate Management & Development—5.7%

44,400	Capital & Regional PLC (UK)	592,398
335,000	Expomedia Group PLC (UK)*	977,539
2,972,000	Far East Consortium International Limited (HK)	1,280,919
913,000	Genting International PLC (HK)*	196,295
2,108,800	HKR International Limited (HK)	1,349,760
29,400	IRSA Inversiones y Representaciones SA Sponsored GDR (AR)*	330,750
250,000	MBK Public Company Limited Foreign Shares (TH)#	308,880
54,193,000	PT Kawasan Industri Jababeka Tbk (ID)*	671,392
798,000	Shun Tak Holdings Limited (HK)	877,803
1,088,000	Silver Grant International Industries Limited (HK)	545,911
		7,131,647

See notes to statement of investments.

Shares		Market Value
Regional Banks—1.2%		
431,450	Allahabad Bank Limited (IN)	$ 748,859
206,925	Indian Overseas Bank (IN)	370,818
142,425	Union Bank of India Limited (IN)	356,636
		1,476,313
Semiconductor Equipment—1.1%		
194,450	ClearSpeed Technology PLC (UK)*	818,004
84,200	Silicon-On-Insulator Technologies (FR)*	587,122
		1,405,126
Semiconductors—0.4%		
2,000,000	Solomon Systech International Limited (HK)	494,037
Specialized Finance—1.6%		
57,600	Aktiv Kapital ASA (NW)	1,283,867
765,396	SREI Infrastructure Finance Limited (IN)	750,958
		2,034,825
Specialty Chemicals—1.1%		
217,000	Tokuyama Corporation (JA)	1,348,970
Specialty Stores—0.4%		
35,650	Trent Limited (IN)	480,951
Steel—1.5%		
1,407,000	Lion Corporation Berhad (MA)*	655,366
124,863	Monnet Ispat Limited (IN)	517,031
28,250	Sesa Goa Limited (IN)	669,467
		1,841,864
Thrifts & Mortgage Finance—0.8%		
116,000	Paragon Group Companies PLC (UK)	944,212
Trading Companies & Distributors—0.4%		
1,657,000	PT Hexindo Adiperkasa Tbk (ID)	548,912
Total Common Stocks (Foreign) **(Cost—$103,705,231)**		113,988,091
Preferred Stocks (Foreign)—3.7%		
Auto Parts & Equipment—0.6%		
7,000	Iochpe Maxion SA (BR)	785,365
Construction, Farm Machinery & Heavy Trucks—0.3%		
120,000	Randon Participacoes S.A. (BR)	337,500
Multi-Sector Holdings—0.7%		
25,000	Bradespar SA (BR)*	823,607
Packaged Foods & Meats—1.0%		
28,900	Perdigao SA (BR)	623,483
285,000	Sadia SA (BR)	641,679
		1,265,162
Railroads—1.1%		
44,500	All America Latina Logistica S.A. (BR)	1,323,607
Total Preferred Stocks (Foreign) **(Cost—$4,010,731)**		4,535,241

Units	Market Value
Foreign Rights and Warrants—0.1%	
Industrial Conglomerates—0.1%	
204,677 Media Prima Berhad ICULS (MA)	$ 56,017
Integrated Telecommunication Services—0.0%	
600,000 Yangtze Telecom Corporation Warrants, expire 2005 (CN)*^#	0
Total Foreign Rights and Warrants **(Cost—$53,933)**	56,017

Principal Amount	Amortized Cost
Corporate Short-Term Notes—1.1%	
Pharmaceuticals—1.1%	
$ 1,400,000 Novartis Finance Corporation 2.10% 1/3/05~	$ 1,399,837
Total Corporate Short-Term Notes **(Amortized Cost—$1,399,837)**	1,399,837
Total Investments—96.5% **(Total Cost—$109,169,732)**	119,979,186
Other Assets and Liabilities—3.5%	4,289,541
Net Assets—100.0%	$124,268,727

Notes to Statement of Investments

*   *Non-income producing.*

†   *Security was acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $1,058,078, or 0.9%, of the Fund's net assets as of December 31, 2004.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,399,837, or 1.1%, of the Fund's net assets as of December 31, 2004.*

Fair valued security.
    ADR - American Depositary Receipt
    GDR - Global Depositary Receipt
    NVDR - Non-voting Depositary Receipt
    ICULS - Irredeemable Convertible Unsecured Loan Stock

^   *Schedule of restricted and illiquid Securities:*

	Acquisition Date	Acquisition Cost	Value	Value as % of Net Assets
Loewe AG New Shares (GE)	12/28/04	$122,767	$104,847	0.08%
Yangtze Telecom Corporation				
Warrants (CN)	3/8/04	0	0	0.00%
		$122,767	$104,847	0.08%

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

    See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2004

Assets

Investment securities, at cost	$ 109,169,732
Investment securities, at market	119,979,186
Cash	421,857
Foreign currency (cost $5,946,130)	5,994,002
Receivables:	
Investment securities sold	3,853,737
Capital shares sold	642,372
Dividends and interest	90,492
Other assets	100,404
Total Assets	131,082,050

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	6,056,670
Capital shares redeemed	131,806
Advisory fees	101,155
Shareholder servicing fees	16,550
Accounting fees	10,115
Distribution fees	35,410
Transfer agency fees	38,086
Custodian fees	51,282
India and Thailand taxes	254,210
Other	118,039
Total Liabilities	6,813,323
Net Assets	$ 124,268,727

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 253,031,291
Accumulated net investment loss	(83,936)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand and Indian investments of $419,643)	(139,271,699)
Net unrealized appreciation on investments and foreign currency translation	10,593,071
Total	$ 124,268,727

Class A

Net Assets	$	19,725,801
Shares Outstanding		1,177,175
Net Asset Value, Redemption Price Per Share	$	16.76
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	17.78

Class B

Net Assets	$	17,916,589
Shares Outstanding		1,113,709
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.09

Class C

Net Assets	$	10,249,241
Shares Outstanding		637,771
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.07

Class F

Net Assets	$	75,677,328
Shares Outstanding		4,515,097
Net Asset Value, Offering and Redemption Price Per Share	$	16.76

Class R

Net Assets	$	189,927
Shares Outstanding		11,647
Net Asset Value, Offering and Redemption Price Per Share	$	16.31

Class T

Net Assets	$	509,841
Shares Outstanding		31,772
Net Asset Value, Redemption Price Per Share	$	16.05
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	16.81

See notes to financial statements.

Statement of Operations

For the year ended December 31, 2004

Investment Income

Dividends	$	1,463,189
Interest		73,646
Foreign taxes withheld		(125,079)
Total Investment Income		1,411,756

Expenses

Advisory fees—Note 2	1,235,823
Shareholder servicing fees—Note 2	182,327
Accounting fees—Note 2	123,582
Distribution fees—Note 2	389,967
Transfer agency fees—Note 2	140,543
Registration fees	63,290
Postage and mailing expenses	13,327
Custodian fees and expenses—Note 2	462,739
Printing expenses	29,392
Legal and audit fees	24,775
Directors' fees and expenses—Note 2	20,522
Other expenses	32,378
Total Expenses	2,718,665
Earnings Credits	(4,018)
Reimbursed/Waived Expenses	(127,287)
Expense Offset to Broker Commissions	(3,700)
Net Expenses	2,583,660
Net Investment Loss	(1,171,904)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:	
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $419,643)	20,232,442
Foreign Currency Transactions	(222,700)
Net Realized Gain	20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,026,156)
Net Realized and Unrealized Gain	18,983,586
Net Increase in Net Assets Resulting from Operations	$ 17,811,682

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (1,171,904)	$ (713,841)
Net Realized Gain on Security and Foreign Currency Transactions	20,009,742	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,026,156)	14,435,879
Net Increase in Net Assets Resulting from Operations	17,811,682	54,599,674
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,809,094)	8,132,869
Class B	(2,918,121)	(2,705,719)
Class C	(1,725,859)	1,905,536
Class F	(14,537,401)	(4,988,538)
Class R	22,994	23,012
Class T	(87,939)	(77,846)
Net Increase (Decrease) from Capital Share Transactions	(29,055,420)	2,289,314
Net Increase (Decrease) in Net Assets	(11,243,738)	56,888,988
Net Assets		
Beginning of year	$ 135,512,465	$ 78,623,477
End of year	$ 124,268,727	$135,512,465
Accumulated Net Investment Loss	$ (83,936)	$ (10,037)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$14.24	$8.14	$9.68	$14.18	$22.93
Income from investment operations:					
Net investment income (loss)	(0.11)†	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains (losses) on securities	2.63	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations	2.52	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.76	$14.24	$8.14	$9.68	$14.18
Total Return*	17.70%	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$19,726	$27,252	$9,422	$14,033	$36,353
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.92%	2.45%	2.24%	1.88%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.92%	2.45%	2.24%	1.87%	1.59%
Net investment loss	(0.77%)	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

†   *Computed using average shares outstanding throughout the year.*
*   *Sales charges are not reflected in the total return.*
#   *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.54% (2003), 2.27% (2002), 1.88% (2001), and 1.61% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.79	$7.95	$9.54	$14.08	$22.93
Income from investment operations:					
Net investment loss	(0.23)†	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains (losses) on securities	2.53	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations	2.30	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.09	$13.79	$7.95	$9.54	$14.08
Total Return*	16.68%	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$17,917	$18,198	$12,810	$19,661	$35,000
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.79%	3.30%	3.09%	2.66%	2.38%
Expenses with reimbursements, earnings credits and brokerage offsets	2.78%	3.29%	3.09%	2.64%	2.35%
Net investment loss	(1.63%)	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

†   Computed using average shares outstanding throughout the year.
*   Sales charges are not reflected in the total return.
#   Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.89% (2004), 3.38% (2003), 3.12% (2002), 2.66% (2001), and 2.38% (2000).
@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$13.76	$7.93	$9.52	$14.06	$22.93
Income from investment operations:					
Net investment loss	(0.22)†	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains (losses) on securities	2.53	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations	2.31	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.07	$13.76	$7.93	$9.52	$14.06
Total Return*	16.79%	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,249	$10,639	$5,268	$8,928	$17,925
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.71%	3.25%	3.06%	2.67%	2.38%
Expenses with reimbursements, earnings credits and brokerage offsets	2.70%	3.25%	3.05%	2.65%	2.35%
Net investment loss	(1.55%)	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.81% (2004), 3.34% (2003), 3.08% (2002), 2.67% (2001), and 2.38% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$14.24	$8.13	$9.67	$14.17	$22.93
Income from investment operations:					
Net investment loss	(0.11)†	(0.14)	(0.23)	(0.22)	(0.19)
Net realized and unrealized gains (losses) on securities	2.63	6.25	(1.31)	(4.28)	(6.60)
Total from investment operations	2.52	6.11	(1.54)	(4.50)	(6.79)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.76	$14.24	$8.13	$9.67	$14.17
Total Return	17.70%	75.15%	(15.93%)	(31.76%)	(29.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$75,677	$78,759	$50,742	$78,574	$182,036
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.90%	2.31%	2.18%	1.92%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.89%	2.31%	2.18%	1.90%	1.59%
Net investment loss	(0.75%)	(0.45%)	(0.74%)	(0.30%)	(0.88%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the year.*

\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.00% (2004), 2.40% (2003), 2.21% (2002), 1.92% (2001) and 1.61% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$13.82	$7.87	$9.56	$14.22	$22.93
Income from investment operations:					
Net investment income (loss)	(0.07)†	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains (losses) on securities	2.56	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations	2.49	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.31	$13.82	$7.87	$9.56	$14.22
Total Return	18.02%	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$190	$142	$37	$76	$241
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.68%	2.08%	3.94%	1.86%	1.33%
Expenses with reimbursements, earnings credits and brokerage offsets	1.68%	2.07%	3.91%	1.84%	1.31%
Net investment loss	(0.51%)	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.79% (2004), 2.17% (2003), 4.65% (2002), 2.78% (2001), and 1.33% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.70	$7.87	$9.50	$14.14	$22.93
Income from investment operations:					
Net investment loss	(0.17)†	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains (losses) on securities	2.52	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations	2.35	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.05	$13.70	$7.87	$9.50	$14.14
Total Return*	17.15%	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$510	$522	$345	$538	$869
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.37%	3.07%	4.03%	3.16%	1.87%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	3.07%	4.03%	3.14%	1.84%
Net investment loss	(1.21%)	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.47% (2004), 3.16% (2003), 4.05% (2002), 3.16% (2001), and 1.87% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act") . Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the

first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $53,717 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $18,228 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$31,329
Class B	$41,484
Class C	$16,956
Class R	$306
Class T	$1,554

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $30,686 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $6,888 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $179,833 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$57,761
Class B	$130,816	$43,605
Class C	$78,112	$26,038
Class T	$1,206	$1,206

During the year ended December 31, 2004, DSC retained $24,961 and $104 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $57, $54,064 and $22,990 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed those assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $127,287, which reduced the amount paid to Mellon Bank to $335,452.

Directors Compensation—Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2004, Founders reimbursed the Fund $19,515 for a trading error and $721 for two pricing errors. These amounts are not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,098,005	$636,921	$(1,734,926)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $20,460,712. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$17,533,320
2009	$109,892,631
2010	$11,833,084
	$139,259,035

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$50,886
Federal Tax Cost	$109,182,396
Gross Tax Appreciation of Investments	$12,109,003
Gross Tax Depreciation of Investments	$(1,312,213)
Net Tax Appreciation	$10,796,790

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	871,718	$ 12,893,364	3,502,478	$ 36,560,507
Redeemed	(1,608,411)	$ (22,702,458)	(2,746,760)	$ (28,427,638)
Net Increase (Decrease)	(736,693)	$ (9,809,094)	755,718	$ 8,132,869
Class B				
Sold	40,534	$ 591,588	58,678	$ 685,415
Redeemed	(246,693)	$ (3,509,709)	(350,900)	$ (3,391,134)
Net Decrease	(206,159)	$ (2,918,121)	(292,222)	$ (2,705,719)
Class C				
Sold	156,715	$ 2,350,643	1,047,656	$ 9,859,862
Redeemed	(291,948)	$ (4,076,502)	(938,988)	$ (7,954,326)
Net Increase (Decrease)	(135,233)	$ (1,725,859)	108,668	$ 1,905,536
Class F				
Sold	925,441	$ 13,691,198	3,504,087	$ 34,110,158
Redeemed	(1,942,721)	$ (28,228,599)	(4,216,077)	$ (39,098,696)
Net Decrease	(1,017,280)	$ (14,537,401)	(711,990)	$ (4,988,538)
Class R				
Sold	19,297	$ 276,727	88,378	$ 927,946
Redeemed	(17,956)	$ (253,733)	(82,802)	$ (904,934)
Net Increase	1,341	$ 22,994	5,576	$ 23,012
Class T				
Sold	2,301	$ 33,146	154,521	$ 1,219,197
Redeemed	(8,628)	$ (121,085)	(160,244)	$ (1,297,043)
Net Decrease	(6,327)	$ (87,939)	(5,723)	$ (77,846)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $777,088,584 and $809,517,776, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

Dreyfus Founders Passport Fund
P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

Dreyfus Founders Worldwide Growth Fund

Investment Update
December 31, 2004

Dreyfus Founders Funds®
The Growth Specialists

Table of Contents



Paperless Delivery of this Report

Did you know you can reduce your postal mail by accessing Dreyfus Founders Funds regulatory material online? It's a simple, reliable process: when new documents such as this Annual Report are available, we'll send you an e-mail notification containing a convenient link that will take you directly to that Fund information on our website.

To take advantage of this service, simply inform us online of your decision to receive materials through the Founders E-Communications Program. Cut down on mailbox clutter and help the Fund reduce printing and postage charges by enrolling today at **www.founders.com/ecommunications**. If you own Funds through a third party, enroll at **www.icsdelivery.com**.

Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

(unaudited)

   

*A discussion with co-portfolio managers Remi J. Browne, CFA, left,
Daniel B. LeVan, CFA, second from left, Jeffrey R. Sullivan, CFA, third
from left, and John B. Jares, CFA, right*

**How did the Fund perform relative to its benchmark
for the 12 months ended December 31, 2004?**

Dreyfus Founders Worldwide Growth Fund underperformed its benchmark,
the Morgan Stanley Capital International (MSCI) World Index, which returned
14.72% for the period.

**Please describe the broad market and economic
environment in which the Fund performed.**

The domestic markets performed in an environment of uncertainty during
the first three quarters of the year as a weak U.S. dollar, continued unrest in
Iraq, high oil prices, a tightening of the monetary policy by the Federal
Reserve and the close U.S.
Presidential election weighed on
investors. However, as oil prices
dropped and the Presidential
election was decided, the markets
once again gained momentum in
the fourth quarter.

> *"Many sectors fared well
> during the period due primarily
> to the benefits of accelerating
> global production."*

Performance Highlights

- As oil prices dropped and the Presidential election was decided, the markets gained momentum in the fourth quarter.

- During the period, our outlook for consumer spending was favorable and our bottom-up investment approach led us to select stocks that we believed would benefit from this increased spending environment.

- Another large positive contributor to relative Fund performance was strong stock selection in the energy sector. The Fund's holdings in this sector significantly outperformed the benchmark for the year.

- The largest negative contributor to relative Fund performance on a country basis came from United States, due to the uncertainties which hung over the market.

- Nearly all of the stocks that had the largest negative impact on the Fund's performance were found in the information technology sector.

European markets performed well during the period despite weak local demand, record high commodity prices and currency strength. Natural resource-rich countries, such as Norway, and areas with flourishing local growth, like Spain, offset more sluggish results in other European countries.

Japan lagged other Asian markets during 2004 due to mixed performance in the technology sector and a slower-than-expected recovery in domestic consumption.

Overall, many sectors fared well during the period due primarily to the benefits of accelerating global production; however, technology and healthcare were the two worst performing sectors during the year.

Where did you find the most compelling growth opportunities during the period?

The largest contributors to relative Fund performance on a country basis were found in the United Kingdom, Canada, Germany and France. The Fund outpaced the benchmark in these countries due to strong stock selection and beneficial weightings. Singapore and the Netherlands also performed well for the Fund during the 12-month timeframe.

During the period, our outlook for consumer spending was favorable and our bottom-up investment approach led us to select stocks that we believed would benefit from this increased spending environment. **Apple Computer, Inc.**, which had the largest positive impact on the Fund's performance of any stock, rallied as the company continued to benefit from its dominance in the MP3 market with the popularity of the iPod. Additional Fund holdings that performed well due to the strong spending environment included brewer **SABMiller PLC**, high-end retailer Nordstrom, Inc., and entertainment company **Walt Disney Company**.

In addition, an overweight position paired with strong stock selection in the consumer discretionary sector buoyed relative Fund performance. **Royal Caribbean Cruises Limited** and **Carnival Corporation** both experienced strong demand for leisure cruising.

Another large positive contributor to relative Fund performance was strong stock selection in the energy sector. Led by U.K.-based Cairn Energy PLC, the Fund's holdings in this sector significantly outperformed the benchmark for the year. Cairn was up nearly 125% during the Fund's holding period, as the oil and gas exploration and production company enjoyed highly successful exploration ventures in India and soaring oil prices.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Royal Caribbean Cruises Limited (United States; RCL)	2.37%
2. Intel Corporation (United States; INTC)	2.26%
3. Wal-Mart Stores, Inc. (United States; WMT)	2.25%
4. Vodafone Group PLC (United Kingdom; VOD)	1.83%
5. Apple Computer, Inc. (United States; AAPL)	1.78%
6. Carnival Corporation (United States; CCL)	1.72%
7. Automatic Data Processing, Inc. (United States; ADP)	1.67%
8. Abbott Laboratories (United States; ABT)	1.67%
9. Johnson & Johnson (United States; JNJ)	1.64%
10. Comcast Corporation (United States; CMCSK)	1.64%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	6.21%	(9.76%)	—	(9.76%)
Without sales charge	12.65%	(8.68%)	—	(8.68%)
Class B Shares (12/31/99)				
With redemption*	7.89%	(9.63%)	—	(9.63%)
Without redemption	11.89%	(9.34%)	—	(9.34%)
Class C Shares (12/31/99)				
With redemption**	10.75%	(9.71%)	—	(9.71%)
Without redemption	11.75%	(9.71%)	—	(9.71%)
Class F Shares (12/29/89)	12.71%	(8.59%)	4.69%	7.44%
Class R Shares (12/31/99)	13.19%	(8.23%)	—	(8.23%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	7.21%	(10.60%)	—	(10.60%)
Without sales charge	12.30%	(9.77%)	—	(9.77%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Solid stock selection in the consumer staples sector also boosted relative Fund performance.

Other notable individual performers during the period included financials holdings **Barclays PLC** and **ING Groep NV**, and automotive industry supplier **Continental AG**.

Where did you find the least compelling growth opportunities during the period?

The largest negative contributor to relative Fund performance on a country basis came from United States, due to the aforementioned uncertainties which hung over the market. Although the Fund's holdings in the U.S. were positive for the year, this return trailed the benchmark's return. The Fund also trailed the Index in Denmark, Hong Kong, Italy and Sweden.

Our investment strategy for the Fund is to build a diversified portfolio of high-quality companies across various sectors and countries that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting overall Fund performance. The biggest detractors to the Fund's relative performance came from the information technology, materials and industrials sectors. Nearly all of the stocks that



Portfolio Composition of Net Assets

48.13%	United States
11.14%	United Kingdom
10.32%	Japan
5.00%	France
4.04%	Germany
2.88%	Canada
2.82%	Switzerland
2.03%	Italy
11.89%	Other Countries
1.75%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

had the largest negative impact on the Fund's performance were found in the information technology sector, including issues **Intel Corporation**, NVIDIA Corporation, **Cisco Systems, Inc.**, Oracle Corporation, Motorola, Inc., **Nokia Oyj**, **Maxim Integrated Products, Inc.**, VERITAS Software Corporation and EMC Corporation.

In addition, healthcare holding **Pfizer, Inc.** had a negative impact on the Fund's performance. The company's share price was hurt by generic competition and safety concerns surrounding their blockbuster COX-2 inhibitor drug Celebrex®.

We will continue to employ our fundamental-based investment strategy of selecting companies that we believe will post superior revenue and earnings growth rates at valuations that make sense.



Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,086.91	$9.75
Class A Hypothetical	1,000.00	1,015.58	9.42
Class B Actual	1,000.00	1,078.87	13.25
Class B Hypothetical	1,000.00	1,012.17	12.83
Class C Actual	1,000.00	1,078.28	13.94
Class C Hypothetical	1,000.00	1,011.51	13.49
Class F Actual	1,000.00	1,087.94	9.33
Class F Hypothetical	1,000.00	1,015.99	9.01
Class R Actual	1,000.00	1,092.43	7.23
Class R Hypothetical	1,000.00	1,018.03	6.97
Class T Actual	1,000.00	1,082.09	12.37
Class T Hypothetical	1,000.00	1,013.04	11.96

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios
These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.85%
Class B	2.52%
Class C	2.65%
Class F	1.77%
Class R	1.37%
Class T	2.35%

STATEMENT OF INVESTMENTS

December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—48.1%		
Airlines—1.3%		
28,800	JetBlue Airways Corporation*	$ 668,730
31,575	Southwest Airlines Company	514,041
		1,182,771
Asset Management & Custody Banks—1.0%		
6,400	Bank of New York Company, Inc.	213,888
14,725	Northern Trust Corporation	715,341
		929,229
Biotechnology—0.8%		
3,475	Biogen Idec, Inc.*	231,470
9,000	Genzyme Corporation*	522,630
		754,100
Broadcasting & Cable TV—1.6%		
44,325	Comcast Corporation Special Class A*	1,455,633
Communications Equipment—2.3%		
44,625	Cisco Systems, Inc.*	861,263
10,825	QUALCOMM, Inc.	458,980
22,325	Scientific-Atlanta, Inc.	736,948
		2,057,191
Computer & Electronics Retail—0.5%		
7,212	Best Buy Company, Inc.	428,537
Computer Hardware—2.6%		
24,450	Apple Computer, Inc.*	1,574,580
7,600	International Business Machines Corporation	749,208
		2,323,788
Consumer Finance—0.7%		
21,250	MBNA Corporation	599,038

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		Market Value
Data Processing & Outsourced Services—2.1%		
33,300	Automatic Data Processing, Inc.	$ 1,476,855
9,575	CheckFree Corporation*	364,616
		1,841,471
Department Stores—1.0%		
18,625	Kohl's Corporation*	915,791
General Merchandise Stores—0.5%		
21,250	Dollar General Corporation	441,363
Healthcare Equipment—0.7%		
16,450	Boston Scientific Corporation*	584,798
Hotels, Resorts & Cruise Lines—1.7%		
26,500	Carnival Corporation	1,527,195
Household Products—1.8%		
15,300	Clorox Company	901,629
13,525	Colgate-Palmolive Company	691,939
		1,593,568
Hypermarkets & Super Centers—2.2%		
37,800	Wal-Mart Stores, Inc.	1,996,596
Industrial Conglomerates—1.0%		
23,375	General Electric Company	853,188
Investment Banking & Brokerage—1.6%		
13,325	Goldman Sachs Group, Inc.	1,386,333
Leisure Facilities—2.4%		
38,550	Royal Caribbean Cruises Limited	2,098,662
Life & Health Insurance—0.5%		
26,550	UnumProvident Corporation	476,307
Movies & Entertainment—0.7%		
21,850	Walt Disney Company	607,430
Multi-Line Insurance—0.7%		
9,200	American International Group, Inc.	604,164
Office Electronics—0.4%		
6,575	Zebra Technologies Corporation*	370,041
Oil & Gas Drilling—0.6%		
12,700	Diamond Offshore Drilling, Inc.	508,635
Other Diversified Financial Services—0.9%		
9,008	Citigroup, Inc.	434,005
10,456	JPMorgan Chase & Company	407,889
		841,894
Personal Products—2.6%		
20,800	Estée Lauder Companies, Inc.	952,016
30,225	Gillette Company	1,353,476
		2,305,492

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—3.7%		
31,650	Abbott Laboratories	$ 1,476,473
22,975	Johnson & Johnson	1,457,075
13,806	Pfizer, Inc.	371,243
		3,304,791
Property & Casualty Insurance—0.5%		
8,850	Allstate Corporation	457,722
Railroads—1.9%		
16,250	Burlington Northern Santa Fe Corporation	768,788
13,325	Union Pacific Corporation	896,106
		1,664,894
Semiconductors—4.8%		
13,600	Broadcom Corporation*	439,008
85,725	Intel Corporation	2,005,108
20,175	Linear Technology Corporation	781,983
24,300	Maxim Integrated Products, Inc.	1,030,077
		4,256,176
Soft Drinks—0.5%		
9,550	Coca-Cola Company	397,567
Specialty Stores—0.2%		
5,675	Tiffany & Company	181,430
Systems Software—1.3%		
41,975	Microsoft Corporation	1,121,152
Thrifts & Mortgage Finance—1.9%		
10,225	Freddie Mac	753,583
21,550	The PMI Group, Inc.	899,713
		1,653,296
Trading Companies & Distributors—1.1%		
13,975	W.W. Grainger, Inc.	931,015
Total Common Stocks (Domestic) **(Cost—$36,025,533)**		42,651,258
Common Stocks (Foreign)—50.2%		
Aerospace & Defense—0.5%		
90,600	BAE Systems PLC (UK)	400,908
Apparel, Accessories & Luxury Goods—1.1%		
18,900	Bulgari SPA (IT)	233,520
45,600	Burberry Group PLC (UK)	351,039
10,400	Compagnie Financiere Richemont AG (SZ)	346,179
		930,738
Application Software—0.8%		
63,600	Sage Group PLC (UK)	246,940
2,510	SAP AG (GE)	447,617
		694,557

Shares		Market Value

Automobile Manufacturers—1.7%

32,400	Nissan Motor Company Limited (JA)	$ 352,236
4,900	Renault SA (FR)	409,943
19,400	Toyota Motor Corporation (JA)	789,480
		1,551,659

Biotechnology—0.5%

610	Serono SA (SZ)	401,803

Brewers—2.0%

16,700	Asahi Breweries Limited (JA)	206,815
8,300	InBev NV (BE)	321,982
7,900	Orkla ASA (NW)	259,564
58,500	SABMiller PLC (UK)	970,321
		1,758,682

Broadcasting & Cable TV—1.4%

56,300	Mediaset SPA (IT)	713,985
36,100	Publishing & Broadcasting Limited (AU)	495,218
		1,209,203

Communications Equipment—1.5%

32,100	Nokia Oyj (FI)	507,003
2,400	Research In Motion Limited (CA)*	197,857
193,800	Telefonaktiebolaget LM Ericsson (SW)	618,256
		1,323,116

Computer Hardware—0.3%

34,000	Fujitsu Limited (JA)	221,314

Computer Storage & Peripherals—0.3%

15,700	ATI Technologies, Inc. (CA)*	304,775

Construction, Farm Machinery & Heavy Trucks—0.8%

18,600	Volvo AB (SW)	737,518

Consumer Electronics—0.5%

29,000	Casio Computer Company Limited (JA)	447,438

Consumer Finance—0.3%

4,000	Sanyo Shinpan Finance Company Limited (JA)	284,181

Diversified Banks—3.9%

7,280	Alpha Bank AE (GR)	253,914
98,900	Banca Intesa SPA (IT)	475,881
85,871	Barclays PLC (UK)	966,028
7,489	BNP Paribas SA (FR)	542,563
14,000	HBOS PLC (UK)	227,913
6,988	Royal Bank of Scotland Group PLC (UK)	235,035
25,000	Shizuoka Bank Limited (JA)	236,899
5,400	Societe Generale (FR)	546,459
		3,484,692

See notes to statement of investments.

Shares		Market Value
Diversified Capital Markets—0.8%		
12,200	Credit Suisse Group (SZ)*	$ 512,848
2,844	UBS AG (SZ)	238,480
		751,328
Diversified Chemicals—0.7%		
8,100	BASF AG (GE)	582,645
Diversified Metals & Mining—1.4%		
53,000	BHP Billiton Limited (AU)	637,313
36,000	Xstrata PLC (UK)	644,116
		1,281,429
Electric Utilities—1.1%		
5,800	E.ON AG (GE)	529,623
24,300	Fortum Oyj (FI)	449,865
		979,488
Electrical Components & Equipment—0.4%		
34,700	Sumitomo Electric Industries Limited (JA)	377,579
Electronic Equipment Manufacturers—1.1%		
79,000	Hitachi Limited (JA)	547,380
4,100	Hoya Corporation (JA)	462,935
		1,010,315
Food Retail—1.5%		
1,400	Colruyt NV (BE)	227,593
3,700	Delhaize Group (BE)	281,385
127,900	Tesco PLC (UK)	790,014
		1,298,992
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	262,531
Household Products—0.4%		
12,550	Reckitt Benckiser PLC (UK)	379,222
Hypermarkets & Super Centers—0.8%		
9,000	Ito-Yokado Company Limited (JA)	377,672
6,400	Metro AG (GE)	351,970
		729,642
Industrial Conglomerates—0.3%		
42,900	Keppel Corporation Limited (SG)	226,011
Industrial Machinery—0.6%		
64,000	NSK Limited (JA)	321,655
3,600	Saurer AG (SZ)*	212,119
		533,774
Integrated Oil & Gas—2.3%		
76,742	BP PLC (UK)	748,415
6,400	Husky Energy, Inc. (CA)	182,941
13,900	Repsol YPF SA (SP)	362,001
3,420	Total SA (FR)	747,035
		2,040,392

Shares		Market Value

Integrated Telecommunication Services—2.7%

17,700	Deutsche Telekom AG (GE)*	$ 400,337
7,500	France Telecom (FR)	248,335
92,300	Koninklijke KPN NV (NE)	876,957
12,600	Telefonica SA (SP)	237,374
19,600	Telus Corporation (CA)	592,482
		2,355,485

IT Consulting & Other Services—0.5%

16,500	Accenture Limited (BD)*	445,500

Leisure Products—0.4%

16,600	Sankyo Company Limited (JA)	375,027

Life & Health Insurance—0.6%

84,900	Friends Provident PLC (UK)	251,000
103,600	Old Mutual PLC (UK)	263,525
		514,525

Marine—0.9%

69	AP Moller-Maersk AS (DE)	569,894
35,000	Kawasaki Kisen Kaisha Limited (JA)	225,090
		794,984

Movies & Entertainment—0.5%

13,300	Vivendi Universal SA (FR)	424,653

Multi-Line Insurance—0.5%

21,200	Aviva PLC (UK)	255,588
4,900	Baloise Holding Limited (SZ)	226,233
		481,821

Multi-Utilities & Unregulated Power—0.3%

9,200	Suez SA (FR)	245,350

Office Electronics—0.9%

14,000	Canon, Inc. (JA)	755,538

Oil & Gas Exploration & Production—0.9%

15,100	Eni SPA (IT)	378,064
2,600	Norsk Hydro ASA (NW)	204,765
161,900	Oil Search Limited (AU)	229,708
		812,537

Other Diversified Financial Services—1.3%

29,600	ING Groep NV (NE)	895,604
7,900	Sun Life Financial, Inc. (CA)	264,718
		1,160,322

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2004 *(continued)*

Shares		Market Value
Pharmaceuticals—6.4%		
13,500	Eisai Company Limited (JA)	$ 443,984
11,500	GlaxoSmithKline PLC (UK)	269,783
5,400	Merck KGaA (GE)	369,199
11,088	Novartis AG (SZ)	558,739
6,100	Novo Nordisk AS Class B (DE)	333,279
9,000	Ono Pharmaceuticals Company Limited (JA)	505,026
9,500	Sanofi-Synthelabo SA (FR)	759,277
71,500	Shire Pharmaceuticals Group PLC (UK)	750,825
15,600	Takeda Pharmaceuticals Company Limited (JA)	785,557
29,500	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	880,870
		5,656,539
Precious Metals & Minerals—0.3%		
12,400	ThyssenKrupp AG (GE)	273,046
Property & Casualty Insurance—0.3%		
21,500	QBE Insurance Group Limited (AU)	258,701
Publishing—0.3%		
26,700	United Business Media PLC (UK)	246,036
Railroads—0.9%		
12,237	Canadian National Railway Company (CA)	749,516
Semiconductors—0.3%		
119,700	ARM Holdings PLC (UK)	253,923
Steel—0.8%		
16,300	JFE Holdings, Inc. (JA)	465,283
92,000	Nippon Steel Corporation (JA)	225,354
		690,637
Tires & Rubber—0.7%		
9,900	Continental AG (GE)	629,095
Trading Companies & Distributors—0.8%		
57,000	Mitsubishi Corporation (JA)	736,489
Wireless Telecommunication Services—2.6%		
11,000	Bouygues SA (FR)	508,359
65,100	China Mobile (Hong Kong) Limited (HK)	220,694
596,575	Vodafone Group PLC (UK)	1,617,704
		2,346,757
Total Common Stocks (Foreign) **(Cost—$34,014,899)**		44,410,413

Principal Amount	Amortized Cost
Corporate Short-Term Notes—1.5%	
Household Appliances—1.5%	
$1,369,000 Stanley Works, Inc.	
2.20% 1/3/05~	$ 1,368,833
Total Corporate Short-Term Notes	
(Amortized Cost—$1,368,833)	1,368,833
Total Investments—99.8%	
(Total Cost—$71,409,265)	88,430,504
Other Assets and Liabilities—0.2%	177,676
Net Assets—100.0%	$88,608,180

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,368,833, or 1.5%, of the Fund's net assets as of December 31, 2004.*
   ADR - American Depositary Receipt
   See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2004

Assets

Investment securities, at cost	$ 71,409,265
Investment securities, at market	88,430,504
Cash	247,503
Foreign currency (cost $1,267)	1,255
Receivables:	
Capital shares sold	86,787
Dividends and interest	76,830
Other assets	103,650
Total Assets	88,946,529

Liabilities

Payables and other accrued liabilities:	
Capital shares redeemed	124,744
Advisory fees	74,453
Shareholder servicing fees	9,494
Accounting fees	5,842
Distribution fees	17,235
Transfer agency fees	6,797
Custodian fees	3,783
Directors Deferred Compensation	64,944
Other	31,057
Total Liabilities	338,349
Net Assets	$ 88,608,180

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 141,794,762
Accumulated net investment loss	(17,206)
Accumulated net realized loss from security transactions	(70,198,676)
Net unrealized appreciation on investments and foreign currency translation	17,029,300
Total	$ 88,608,180

Class A

Net Assets	$	518,501
Shares Outstanding		40,452
Net Asset Value, Redemption Price Per Share	$	12.82
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	13.60

Class B

Net Assets	$	2,060,574
Shares Outstanding		167,065
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.33

Class C

Net Assets	$	272,491
Shares Outstanding		22,549
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.08

Class F

Net Assets	$	61,038,198
Shares Outstanding		4,746,066
Net Asset Value, Offering and Redemption Price Per Share	$	12.86

Class R

Net Assets	$	24,664,833
Shares Outstanding		1,878,421
Net Asset Value, Offering and Redemption Price Per Share	$	13.13

Class T

Net Assets	$	53,583
Shares Outstanding		4,448
Net Asset Value, Redemption Price Per Share	$	12.05
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.62

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2004

Investment Income

Dividends	$	1,524,206
Interest		37,345
Foreign taxes withheld		(113,522)
Total Investment Income		1,448,029

Expenses

Advisory fees—Note 2	881,782
Shareholder servicing fees—Note 2	100,567
Accounting fees—Note 2	69,350
Distribution fees—Note 2	173,942
Transfer agency fees—Note 2	70,147
Registration fees	51,794
Postage and mailing expenses	13,173
Custodian fees and expenses—Note 2	50,527
Printing expenses	35,653
Legal and audit fees	17,335
Directors' fees and expenses—Note 2	17,197
Other expenses	29,392
Total Expenses	1,510,859
Earnings Credits	(1,911)
Reimbursed/Waived Expenses	(14,332)
Expense Offset to Broker Commissions	(4,071)
Net Expenses	1,490,545
Net Investment Loss	(42,516)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		14,020,415
Foreign Currency Transactions		(986)
Net Realized Gain		14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(3,533,551)
Net Realized and Unrealized Gain		10,485,878
Net Increase in Net Assets Resulting from Operations	$	10,443,362

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (42,516)	$ (324,443)
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	14,019,429	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,533,551)	26,608,251
Net Increase in Net Assets Resulting from Operations	10,443,362	26,222,824
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(195,731)	(95,963)
Class B	21,999	(128,745)
Class C	(26,743)	(25,117)
Class F	(16,782,781)	(9,169,160)
Class R	383,468	1,759,076
Class T	(14,130)	(2,291)
Net Decrease from Capital Share Transactions	(16,613,918)	(7,662,200)
Net Increase (Decrease) in Net Assets	(6,170,556)	18,560,624
Net Assets		
Beginning of year	$ 94,778,736	$ 76,218,112
End of year	$ 88,608,180	$ 94,778,736
Accumulated Net Investment Loss	$ (17,206)	$ (14,782)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.38	$8.32	$11.71	$15.78	$25.18
Income from investment operations:					
Net investment loss	(0.21)	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains (losses) on securities	1.65	3.16	(3.24)	(3.98)	(5.44)
Total from investment operations	1.44	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.82	$11.38	$8.32	$11.71	$15.78
Total Return*	12.65%	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$519	$656	$543	$1,003	$800
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.81%	2.03%	2.06%	2.10%	1.43%
Expenses with reimbursements, earnings credits and brokerage offsets	1.81%	2.03%	2.06%	2.09%	1.41%
Net investment loss	(0.18%)	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.83% (2004), 2.04% (2003), 2.06% (2002), 2.10% (2001), and 1.43% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.02	$8.12	$11.52	$15.57	$25.18
Income from investment operations:					
Net investment loss	(0.09)	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains (losses) on securities	1.40	3.06	(3.26)	(3.90)	(5.63)
Total from investment operations	1.31	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.33	$11.02	$8.12	$11.52	$15.57
Total Return*	11.89%	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,061	$1,821	$1,459	$2,089	$2,329
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.52%	2.80%	2.71%	2.54%	2.25%
Expenses with reimbursements, earnings credits and brokerage offsets	2.52%	2.80%	2.70%	2.53%	2.21%
Net investment loss	(0.87%)	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.54% (2004), 2.82% (2003), 2.71% (2002), 2.54% (2001), and 2.25% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$10.81	$7.96	$11.34	$15.56	$25.18
Income from investment operations:					
Net investment loss	(0.20)	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains (losses) on securities	1.47	3.05	(3.08)	(3.92)	(5.64)
Total from investment operations	1.27	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.08	$10.81	$7.96	$11.34	$15.56
Total Return*	11.75%	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$272	$271	$218	$380	$375
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.60%	2.82%	3.33%	4.18%	2.25%
Expenses with reimbursements, earnings credits and brokerage offsets	2.59%	2.82%	3.33%	4.17%	2.21%
Net investment loss	(0.97%)	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.

Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.62% (2004), 2.84% (2003), 3.40% (2002), 4.18% (2001), and 2.25% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.41	$8.33	$11.72	$15.69	$25.17
Income from investment operations:					
Net investment loss	(0.21)	(0.13)	(0.13)	(0.14)	(0.16)
Net realized and unrealized gains (losses) on securities	1.66	3.21	(3.26)	(3.83)	(5.45)
Total from investment operations	1.45	3.08	(3.39)	(3.97)	(5.61)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.86	$11.41	$8.33	$11.72	$15.69
Total Return	12.71%	36.97%	(28.92%)	(25.30%)	(22.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$61,038	$70,566	$59,890	$101,592	$176,405
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.78%	1.97%	1.84%	1.61%	1.54%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	1.97%	1.84%	1.60%	1.52%
Net investment loss	(0.13%)	(0.47%)	(0.55%)	(0.50%)	(0.67%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.80% (2004), 1.98% (2003), 1.84% (2002), 1.61% (2001), 1.54% (2000) and 1.55% (1999).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.60	$8.44	$11.81	$15.75	$25.18
Income from investment operations:					
Net investment income (loss)	0.03	0.00†	(0.01)	(0.02)	0.00†
Net realized and unrealized gains (losses) on securities	1.50	3.16	(3.36)	(3.92)	(5.56)
Total from investment operations	1.53	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$13.13	$11.60	$8.44	$11.81	$15.75
Total Return	13.19%	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$24,665	$21,404	$14,060	$19,193	$27,611
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.37%	1.51%	1.41%	1.25%	1.26%
Expenses with reimbursements, earnings credits and brokerage offsets	1.37%	1.51%	1.41%	1.24%	1.22%
Net investment income (loss)	0.28%	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

---

† *Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.*

Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.39% (2004), 1.53% (2003), 1.41% (2002), 1.25% (2001), and 1.26% (2000).

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$10.73	$7.89	$11.46	$15.65	$25.18
Income from investment operations:					
Net investment loss	(0.36)	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains (losses) on securities	1.68	2.98	(2.98)	(3.93)	(5.60)
Total from investment operations	1.32	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.05	$10.73	$7.89	$11.46	$15.65
Total Return*	12.30%	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$54	$61	$47	$90	$48
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.14%	2.54%	4.60%	3.75%	1.76%
Expenses with reimbursements, earnings credits and brokerage offsets	2.14%	2.54%	4.60%	3.74%	1.72%
Net investment loss	(0.50%)	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.16% (2004), 2.56% (2003), 5.48% (2002), 10.02% (2001), and 1.76% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Notes to Financial Statements

December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the

first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $93,831 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $24,462 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,166
Class B	$3,377
Class C	$586
Class R	$6,809
Class T	$161

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $33,586 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $3,495 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $157,943 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,314
Class B	$14,115	$4,705
Class C	$1,750	$583
Class T	$134	$134

During the year ended December 31, 2004, DSC retained $888 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $5,293 and $50 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets of the Fund, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $14,332, which reduced the amount paid to Mellon Bank to $36,195.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—An affiliate of Founders reimbursed the Fund $5,258 shortly after the fiscal year end for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$40,092	$986	$(41,078)

Notes to Financial Statements
December 31, 2004 *(continued)*

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $13,356,449. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$44,574,793
2010	$22,200,649
2011	$3,142,525
	$69,917,967

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$71,689,974
Gross Tax Appreciation of Investments	$17,005,208
Gross Tax Depreciation of Investments	$(264,678)
Net Tax Appreciation	$16,740,530

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	14,460	$ 169,930	197,675	$ 1,902,667
Redeemed	(31,674)	$ (365,661)	(205,316)	$ (1,998,630)
Net Decrease	(17,214)	$ (195,731)	(7,641)	$ (95,963)
Class B				
Sold	31,752	$ 357,137	13,807	$ 133,035
Redeemed	(29,868)	$ (335,138)	(28,252)	$ (261,780)
Net Increase (Decrease)	1,884	$ 21,999	(14,445)	$ (128,745)
Class C				
Sold	8,384	$ 94,894	50,623	$ 402,228
Redeemed	(10,901)	$ (121,637)	(52,994)	$ (427,345)
Net Decrease	(2,517)	$ (26,743)	(2,371)	$ (25,117)
Class F				
Sold	837,712	$ 9,854,038	2,467,985	$ 22,841,668
Redeemed	(2,275,773)	$ (26,636,819)	(3,470,420)	$ (32,010,828)
Net Decrease	(1,438,061)	$ (16,782,781)	(1,002,435)	$ (9,169,160)
Class R				
Sold	209,694	$ 2,478,822	286,586	$ 2,765,461
Redeemed	(175,936)	$ (2,095,354)	(108,124)	$ (1,006,385)
Net Increase	33,758	$ 383,468	178,462	$ 1,759,076
Class T				
Sold	1,421	$ 15,509	0	$ 0
Redeemed	(2,672)	$ (29,639)	(282)	$ (2,291)
Net Decrease	(1,251)	$ (14,130)	(282)	$ (2,291)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $112,697,618 and $128,204,437, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television

and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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Dreyfus Founders Worldwide Growth Fund

P.O. Box 55360
Boston, MA 02205-8252
1-800-525-2440
www.founders.com

Proxy Voting Information

A description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the Fund voted these proxies for the 12-month period ended June 30, 2004, is available through the Fund's website at www.founders.com and on the Securities and Exchange Commission's (SEC) website at www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-525-2440.

Portfolio Holdings

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund's Forms N-Q are available on the SEC's website at www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the SEC's Public Reference Room may be obtained by calling 1-800-SEC-0330.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Service Corporation, Distributor.
©2005 Founders Asset Management LLC. 2/05

A-646-WWG-04

Dreyfus Founders
Balanced Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with portfolio manager John B. Jares, CFA, left, and assistant portfolio manager John V. Johnson, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
During the 12-month period, Dreyfus Founders Balanced Fund held approximately 31% of its portfolio in fixed-income investments, while its benchmark, the Standard and Poor's 500 Index, was 100% invested in equities. As a result, the benchmark benefited relative to the Fund as the equity market rallied in the fourth quarter.

While we were pleased with the Fund's performance during the period, the Fund underperformed the benchmark, which returned 10.88% for the year.

Describe the overall market environment during the period.
During the year, the market labored under the burden of high oil prices, the Iraqi conflict and the uncertainty surrounding the U.S. Presidential election. As hesitancy over the election was resolved and crude oil prices moderated, the market refocused on the underlying strength of corporate America and robust earnings; it began to discount the strong earnings growth in 2004 along with expectations of continued growth into 2005.

> *"The Fund migrated from a fairly defensive position during the first part of the year to more of an advantageous equity structure later in the year."*

What changes were made to the Fund during the period?
Fund performance was driven by our fundamental evaluation of individual companies. Throughout most of the year, our process of vetting quality stocks for portfolio inclusion led to a more conservative allocation in equities.

Performance Highlights
- During the year, the market labored under the burden of high oil prices, the Iraqi conflict and the uncertainty surrounding the U.S. Presidential election.
- As companies in the information technology, healthcare and consumer discretionary sectors began to show improving fundamentals, we selected for inclusion in the Fund those companies that we believed were most likely to exhibit strong earnings growth.
- The most compelling growth opportunities were found in the consumer discretionary sector, where both a relative overweight position and strong stock selection aided Fund performance.
- Weak stock selection and a relative underweight position in the consumer staples and materials sectors hindered Fund performance during the period.
- Two themes stood out among the underperforming stocks in the Fund's portfolio: semiconductors and advertising.

The market experienced a significant sell-off in the summer months related to macroeconomic concerns more than fundamental company issues. The opportunity to add new names to the portfolio at very attractive prices then emerged. This allowed us to position the Fund off of a relatively inexpensive base for the strong market rally that occurred at year-end.

What management decisions helped Fund performance during the period?
Our fundamental-based process drove stock selection throughout the year. As companies in the information technology, healthcare and consumer discretionary sectors began to show improving fundamentals, we selected for inclusion in the Fund those companies that we believed were most likely to exhibit strong earnings growth. In doing so, the Fund migrated from a fairly defensive position during the first part of the year to more of an advantageous equity structure later in the year. We added new stocks to the portfolio and increased positions in certain existing Fund holdings, including **Apple Computer, Inc.**, **Royal Caribbean Cruises Limited**, **TIBCO Software, Inc.**, **OSI Pharmaceuticals, Inc.**, VERITAS Software Corporation, Fastenal Company and **Wynn Resorts, Limited**.

The most compelling growth opportunities were found in the consumer discretionary sector, where both a relative overweight position and strong stock selection aided Fund performance. **Royal Caribbean Cruises Limited**, **Carnival Corporation** and **Wynn Resorts, Limited** were among the top performers in this sector for the Fund.

Strong stock selection in the healthcare sector also positively contributed to the Fund's relative performance. A strong performer in this sector was biotech firm **OSI Pharmaceuticals, Inc.** which announced in November that its flagship product Tarceva™, a non-small cell lung cancer product, received U.S. Food and Drug Administration approval.

Within the information technology sector, notable performers in the software industry also buoyed relative performance. **Apple Computer, Inc.** rallied as the company continued to benefit from its dominance in the MP3 market with the popularity of the iPod, as well as from the introduction of a new iMac. **TIBCO Software, Inc.** continued to see strong revenues and earnings driven by an increase in corporate spending on critical productivity enhancements. VERITAS also exhibited strong performance as investors began to better appreciate the company's leading position within storage software.

Largest Equity Holdings (ticker symbol)

1.	Royal Caribbean Cruises Limited (RCL)	3.77%
2.	Wynn Resorts, Limited (WYNN)	3.61%
3.	Apple Computer, Inc. (AAPL)	3.11%
4.	Wal-Mart Stores, Inc. (WMT)	2.75%
5.	Estée Lauder Companies, Inc. (EL)	2.69%
6.	SAP AG Sponsored ADR (SAP)	2.54%
7.	Teva Pharmaceutical Industries Limited Sponsored ADR (TEVA)	2.41%
8.	Colgate-Palmolive Company (CL)	2.34%
9.	Microsoft Corporation (MSFT)	2.30%
10.	Comcast Corporation Special Class A (CMCSK)	2.29%

Holdings listed are a percentage of equity assets. Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Balanced Fund on 12/31/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The S&P 500 Index does not include a fixed-income component, while the Fund does. The Lipper Balanced Fund Index is an equal dollar weighted index of the largest mutual funds within the Balanced Fund classification, as defined by Lipper. This index is adjusted for the reinvestment of capital gains and income dividends, and reflects the management expenses associated with the funds included in the index. Further information related to Fund performance is contained elsewhere in this report.

What management decisions hampered Fund performance during the period?
Weak stock selection and a relative underweight position in the consumer
staples and materials sectors hindered Fund performance during the period.
Likewise, an underweight position in the strong-performing energy sector
detracted from the Fund's relative performance.

Two themes stood out among the underperforming stocks in the Fund's
portfolio: semiconductors and advertising. Although the information technology
sector fared well for the year, the semiconductor and communications equipment
industries underperformed as demand failed to materialize to the levels

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	2.09%	(4.34%)	—	(4.34%)
Without sales charge	8.31%	(3.20%)	—	(3.20%)
Class B Shares (12/31/99)				
With redemption*	3.63%	(4.28%)	—	(4.28%)
Without redemption	7.63%	(3.91%)	—	(3.91%)
Class C Shares (12/31/99)				
With redemption**	6.42%	(4.29%)	—	(4.29%)
Without redemption	7.42%	(4.29%)	—	(4.29%)
Class F Shares (2/19/63)	8.58%	(2.97%)	5.58%	N/A
Class R Shares (12/31/99)	8.63%	(3.28%)	—	(3.28%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	3.16%	(3.94%)	—	(3.94%)
Without sales charge	8.01%	(3.06%)	—	(3.06%)

Average annual total returns do not reflect the deduction of taxes that
a shareholder would pay on Fund distributions or redemption of Fund shares,
but do reflect the reinvestment of dividends and capital gain distributions,
expense limits for certain share classes, and adjustments for financial statement
purposes. Part of the Fund's performance is due to amounts received from class
action settlements regarding prior Fund holdings. There is no guarantee that
these settlement distributions will occur in the future or have a similar impact
on performance. Part of the Fund's historical performance is due to the purchase
of securities sold in initial public offerings (IPOs). There is no guarantee that
the Fund's investments in IPOs, if any, will continue to have a similar impact
on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after
six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed
within one year of the date of purchase.

reflected in the market, compounding into an inventory correction that continued through year-end. Semiconductor names NVIDIA Corporation, Semiconductor Manufacturing International Corporation and **Intel Corporation** all underperformed and had a negative impact on Fund performance. Data communication stocks **Cisco Systems, Inc.** and Foundry Networks, Inc. also detracted from overall performance.

Additionally, continued difficulty in the radio and advertising industries hurt the Fund for the period as advertisers continued to shift to online advertising and away from the traditional mediums offered by companies such as **Viacom, Inc.** Viacom hindered Fund performance as its radio division underperformed for the year.

Lastly, although the healthcare sector was a positive contributor to performance, numerous holdings in this sector detracted from the Fund's overall return for the period. **Pfizer, Inc.** negatively impacted the Fund as the company revealed data showing that two of its COX-2 inhibitor drugs, Bextra® and Celebrex®, were linked to adverse cardiovascular events in consumers. This news unfavorably impacted Pfizer's earnings-per-share prospects. **Eli Lilly & Company** and Forest Laboratories, Inc. also performed unfavorably during the period.



Portfolio Composition of Net Assets

13.92%	Information Technology
13.68%	Consumer Discretionary
13.05%	Healthcare
10.91%	Financials
7.28%	Consumer Staples
6.52%	Industrials
2.05%	Energy
1.57%	Materials
31.02%	Fixed-Income Investments

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

How did the fixed-income portion of the Fund fare for the 12-month period?
The Fund's heavy corporate bond weighting helped boost performance during the period as corporate bond spreads continued their tightening trend from 2003. This narrowing trend continued as investors required a smaller risk premium for holding company debt. By the end of the period, the Fund held approximately 32% of its fixed-income assets in corporate credit.

The Fund's Canadian dollar-denominated holdings assisted the Fund's relative return during the period, as the Canadian dollar performed well throughout the year, hitting a 12-year high versus the U.S. dollar in the fourth quarter.

During the period, lower-quality bonds outperformed higher-quality securities. This negatively affected performance as the Fund had a greater exposure to higher-quality issues.

The Fund added to its exposure in mortgage-backed securities during 2004. However, the Fund still had an overall low exposure, which hurt the performance of the fixed-income portion of the portfolio as mortgages outpaced Treasuries during the period. At year's end, the Fund held about 15% of its fixed-income assets in mortgage debt.

In addition, the Fund reallocated assets out of shorter-dated maturities in favor of longer-dated securities during the fourth quarter; however, despite this action, the Fund fell short of full participation in the long-end bond rally.

For 2005, we will continue to apply our process and philosophy of seeking to identify companies whose fundamental strengths may lead to superior earnings growth over time.



John B. Jares, CFA   John V. Johnson, CFA
Portfolio Manager   Assistant Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,073.11	$8.00
Class A Hypothetical	1,000.00	1,017.21	7.79
Class B Actual	1,000.00	1,066.32	11.75
Class B Hypothetical	1,000.00	1,013.55	11.45
Class C Actual	1,000.00	1,063.64	12.47
Class C Hypothetical	1,000.00	1,012.83	12.17
Class F Actual	1,000.00	1,075.13	6.96
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,078.96	5.24
Class R Hypothetical	1,000.00	1,019.91	5.09
Class T Actual	1,000.00	1,071.56	8.79
Class T Hypothetical	1,000.00	1,016.45	8.55

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios
These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.53%
Class B	2.25%
Class C	2.39%
Class F	1.33%
Class R	1.00%
Class T	1.68%

STATEMENT OF INVESTMENTS

December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—67.5%		
Air Freight & Logistics—1.1%		
10,200	FedEx Corporation	$ 1,004,562
Airlines—0.8%		
22,600	AMR Corporation*	247,470
10,900	JetBlue Airways Corporation*	253,098
16,900	Southwest Airlines Company	275,132
		775,700
Asset Management & Custody Banks—3.2%		
7,600	Bank of New York Company, Inc.	253,992
25,333	Calamos Asset Management, Inc.*	683,991
49,100	Janus Capital Group, Inc.	825,371
24,800	Northern Trust Corporation	1,204,784
		2,968,138
Biotechnology—3.1%		
13,000	Biogen Idec, Inc.*	865,930
22,700	Gilead Sciences, Inc.*	794,273
16,400	OSI Pharmaceuticals, Inc.*	1,227,540
		2,887,743
Broadcasting & Cable TV—2.3%		
20,500	Comcast Corporation Class A*	682,240
43,900	Comcast Corporation Special Class A*	1,441,676
		2,123,916
Casinos & Gaming—2.4%		
34,000	Wynn Resorts, Limited*	2,275,280
Communications Equipment—1.6%		
21,600	Cisco Systems, Inc.*	416,880
12,500	QUALCOMM, Inc.	530,000
15,400	Scientific-Atlanta, Inc.	508,354
		1,455,234
Computer Hardware—2.7%		
30,500	Apple Computer, Inc.*	1,964,200
6,100	International Business Machines Corporation	601,338
		2,565,538
Computer Storage & Peripherals—1.5%		
92,400	EMC Corporation*	1,373,988
Construction Materials—0.8%		
13,800	Lafarge North America, Inc.	708,216
Department Stores—1.1%		
20,900	Kohl's Corporation*	1,027,653
Diversified Banks—0.7%		
10,700	Wells Fargo & Company	665,005

Shares		Market Value
Employment Services—1.6%		
14,000	Manpower, Inc.	$ 676,200
25,800	Monster Worldwide, Inc.*	867,912
		1,544,112
General Merchandise Stores—1.4%		
36,700	Dollar General Corporation	762,259
10,800	Target Corporation	560,844
		1,323,103
Healthcare Equipment—1.6%		
26,000	Boston Scientific Corporation*	924,300
7,000	Zimmer Holdings, Inc.*	560,840
		1,485,140
Healthcare Services—0.8%		
7,900	Quest Diagnostics, Inc.	754,845
Hotels, Resorts & Cruise Lines—1.4%		
22,600	Carnival Corporation	1,302,438
Household Products—2.7%		
17,300	Clorox Company	1,019,489
28,850	Colgate-Palmolive Company	1,475,966
		2,495,455
Hypermarkets & Super Centers—1.9%		
32,800	Wal-Mart Stores, Inc.	1,732,496
Industrial Conglomerates—0.8%		
21,200	General Electric Company	773,800
Industrial Gases—0.9%		
18,800	Praxair, Inc.	830,020
Investment Banking & Brokerage—2.8%		
12,900	Goldman Sachs Group, Inc.	1,342,116
22,400	Morgan Stanley	1,243,648
		2,585,764
Leisure Facilities—2.5%		
43,700	Royal Caribbean Cruises Limited	2,379,028
Movies & Entertainment—1.7%		
51,600	Time Warner, Inc.*	1,003,104
15,800	Viacom, Inc.	574,962
		1,578,066
Multi-Line Insurance—1.1%		
15,800	American International Group, Inc.	1,037,586
Office Electronics—0.5%		
7,600	Zebra Technologies Corporation*	427,728
Oil & Gas Drilling—1.4%		
32,300	Diamond Offshore Drilling, Inc.	1,293,615

See notes to statement of investments.

Shares		Market Value
Oil & Gas Exploration & Production—0.8%		
14,370	Apache Corporation	$ 726,691
Other Diversified Financial Services—1.7%		
21,966	Citigroup, Inc.	1,058,322
13,208	JPMorgan Chase & Company	515,244
		1,573,566
Personal Products—3.1%		
37,000	Estée Lauder Companies, Inc.	1,693,490
27,900	Gillette Company	1,249,362
		2,942,852
Pharmaceuticals—6.7%		
30,600	Abbott Laboratories	1,427,490
28,300	Barr Pharmaceuticals, Inc.*	1,288,782
16,500	Eli Lilly and Company	936,375
29,100	Eon Labs, Inc.*	785,700
16,975	Pfizer, Inc.	456,458
31,000	Wyeth	1,320,290
		6,215,095
Railroads—1.4%		
27,400	Burlington Northern Santa Fe Corporation	1,296,294
Restaurants—1.3%		
36,300	Cheesecake Factory, Inc.*	1,178,661
Semiconductors—2.3%		
24,200	Broadcom Corporation*	781,176
21,400	Intel Corporation	500,546
19,500	Maxim Integrated Products, Inc.	826,605
		2,108,327
Specialty Stores—0.4%		
8,300	Bed Bath & Beyond, Inc.*	330,589
Systems Software—2.8%		
54,200	Microsoft Corporation	1,447,682
89,550	TIBCO Software, Inc.*	1,194,597
		2,642,279
Thrifts & Mortgage Finance—2.0%		
10,800	Freddie Mac	795,960
26,800	The PMI Group, Inc.	1,118,900
		1,914,860
Trading Companies & Distributors—0.6%		
8,500	W.W. Grainger, Inc.	566,270
Total Common Stocks (Domestic)		
(Cost—$52,653,518)		62,869,653

Shares		Market Value
Common Stocks (Foreign)—5.4%		
Application Software—2.8%		
40,200	Amdocs Limited (CI)*	$ 1,055,250
36,250	SAP AG Sponsored ADR (GE)	1,602,613
		2,657,863
IT Consulting & Other Services—0.5%		
18,800	Accenture Limited (BD)*	507,600
Pharmaceuticals—1.6%		
50,900	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	1,519,874
Railroads—0.5%		
8,162	Canadian National Railway Company (CA)	499,923
Total Common Stocks (Foreign) **(Cost—$4,387,058)**		5,185,260

Contracts		Market Value
Options Purchased—0.0%		
165	Eli Lilly and Company Put Strike Price $55, expire 1/22/05*	$ 16,500
Total Options Purchased **(Cost—$61,986)**		16,500

Principal Amount		Market Value
Corporate Bonds (Domestic)—9.8%		
Automobile Manufacturers—2.2%		
$ 2,000,000	Toyota Motor Credit Corporation 5.65% 1/15/07	$ 2,085,420
Diversified Banks—1.9%		
1,540,000	Washington Mutual, Inc. 8.25% 4/1/10	1,801,708
Household Products—1.8%		
1,500,000	Colgate-Palmolive Company 5.98% 4/25/12	1,647,795
Movies & Entertainment—2.2%		
2,000,000	Viacom, Inc. 7.75% 6/1/05	2,035,600
Pharmaceuticals—1.7%		
1,500,000	Abbott Laboratories 5.625% 7/1/06	1,550,805
Total Corporate Bonds (Domestic) **(Cost—$8,645,161)**		9,121,328

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2004 *(continued)*

Principal Amount		Market Value
U.S. Government Obligations—18.3%		
Agency Pass Through—3.6%		
$ 3,200,436	U.S. Small Business Administration Series 10-A 6.64% 2/1/11	$ 3,392,430
Government Sponsored Enterprises—7.6%		
700,000	Federal Farm Credit Bank 4.70% 12/10/14	703,619
	Federal Home Loan Bank:	
800,000	4.50% 11/15/12	809,152
2,000,000	6.50% 11/15/05	2,060,482
2,000,000	Private Export Funding Corporation 3.40% 2/15/08	1,992,940
1,500,000	Tennessee Valley Authority 6.375% 6/15/05	1,523,850
		7,090,043
Mortgage-Backed Securities: GNMA/Guaranteed—1.7%		
1,530,090	Government National Mortgage Association 6.00% 1/15/33 Pool #563709	1,586,826
U.S. Treasury Notes—5.4%		
1,163,830	U.S. Treasury Inflation Protection Security 3.875% 1/15/09	1,304,700
	U.S. Treasury Note:	
900,000	4.25% 8/15/14	902,007
1,250,000	4.375% 5/15/07	1,284,716
1,500,000	6.875% 5/15/06	1,579,395
		5,070,818
Total U.S. Government Obligations (Cost—$16,838,293)		17,140,117
Government Bonds (Foreign)—3.3%		
Government Securities—3.3%		
CAD 3,535,000	Province of Quebec 6.50% 12/1/05 (CA)	3,048,502
Total Government Bonds (Foreign) (Cost—$2,354,302)		3,048,502
Supranational Obligations—1.1%		
Government Securities—1.1%		
$ 1,000,000	International Finance Corporation 3.75% 6/30/09	999,180
Total Supranational Obligations (Cost—$999,410)		999,180

Principal Amount	Amortized Cost

Corporate Short-Term Notes—1.5%

Pharmaceuticals—1.5%

$ 1,400,000	Novartis Finance Corporation 2.10% 1/3/05~	$ 1,399,837

Total Corporate Short-Term Notes
(Amortized Cost—$1,399,837) — 1,399,837

Total Investments—106.9%
(Total Cost—$87,339,565) — 99,780,377

Other Assets and Liabilities—(6.9%) — (6,414,019)

Net Assets—100.0% — $93,366,358

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,399,837, or 1.5%, of the Fund's net assets as of December 31, 2004.*
    ADR - American Depositary Receipt
    BD - Bermuda
    CA - Canada
    CI - Channel Islands
    GE - Germany
    IS - Israel

See notes to financial statements.

Statement of Assets and Liabilities
December 31, 2004

Assets

Investment securities, at cost	$	87,339,565
Investment securities, at market		99,780,377
Cash		339,495
Receivables:		
Capital shares sold		167,146
Dividends and interest		340,997
Other assets		59,767
Total Assets		100,687,782

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		631,188
Capital shares redeemed		6,408,816
Advisory fees		54,841
Shareholder servicing fees		6,126
Accounting fees		5,062
Distribution fees		32,768
Transfer agency fees		25,302
Custodian fees		1,988
Other		155,333
Total Liabilities		7,321,424
Net Assets	$	93,366,358

Composition of Net Assets

Capital (par value and paid-in surplus)	$	275,355,085
Accumulated net investment loss		(31,472)
Accumulated net realized loss from security transactions		(194,398,358)
Net unrealized appreciation on investments and foreign currency translation		12,441,103
Total	$	93,366,358

Class A

Net Assets	$	1,682,405
Shares Outstanding		199,066
Net Asset Value, Redemption Price Per Share	$	8.45
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	8.97

Class B

Net Assets	$	1,625,288
Shares Outstanding		194,208
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.37

Class C

Net Assets	$	263,726
Shares Outstanding		32,011
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	8.24

Class F

Net Assets	$	89,701,093
Shares Outstanding		10,603,357
Net Asset Value, Offering and Redemption Price Per Share	$	8.46

Class R

Net Assets	$	58,886
Shares Outstanding		6,985
Net Asset Value, Offering and Redemption Price Per Share	$	8.43

Class T

Net Assets	$	34,960
Shares Outstanding		4,028
Net Asset Value, Redemption Price Per Share	$	8.68
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	9.09

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$	823,238
Interest		1,819,557
Foreign taxes withheld		(3,484)
Total Investment Income		2,639,311

Expenses

Advisory fees—Note 2	710,424
Shareholder servicing fees—Note 2	72,548
Accounting fees—Note 2	65,578
Distribution fees—Note 2	278,384
Transfer agency fees—Note 2	191,082
Registration fees	42,160
Postage and mailing expenses	12,453
Custodian fees and expenses—Note 2	5,911
Printing expenses	42,632
Legal and audit fees	21,156
Directors' fees and expenses—Note 2	16,947
Other expenses	22,599
Total Expenses	1,481,874
Earnings Credits	(2,792)
Reimbursed/Waived Expenses	(1,325)
Expense Offset to Broker Commissions	(3,494)
Net Expenses	1,474,263
Net Investment Income	1,165,048

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security Transactions		8,807,349
Closing and Expiration of Option Contracts Written		26,185
Foreign Currency Transactions		5,435
Net Realized Gain		8,838,969
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(2,078,931)
Net Realized and Unrealized Gain		6,760,038
Net Increase in Net Assets Resulting from Operations	$	7,925,086

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 1,165,048	$ 1,184,817
Net Realized Gain on Security and Foreign Currency Transactions	8,838,969	6,956,668
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,078,931)	14,224,484
Net Increase in Net Assets Resulting from Operations	7,925,086	22,365,969
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(16,533)	(10,100)
Class B	(4,861)	(1,222)
Class C	(659)	(17)
Class F	(1,146,498)	(1,240,046)
Class R	(763)	(159)
Class T	(243)	(12)
Net Decrease from Dividends and Distributions	(1,169,557)	(1,251,556)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(2,547)	98,293
Class B	(135,764)	244,827
Class C	(49,827)	(6,310)
Class F	(36,636,581)	(31,079,380)
Class R	(16,844)	55,114
Class T	(3,452)	19,668
Net Decrease from Capital Share Transactions	(36,845,015)	(30,667,788)
Net Decrease in Net Assets	(30,089,486)	(9,553,375)
Net Assets		
Beginning of year	$ 123,455,844	$ 133,009,219
End of year	$ 93,366,358	$ 123,455,844
Accumulated Net Investment Loss	$ (31,472)	$ (35,022)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$7.88	$6.68	$8.18	$9.24	$10.47
Income from investment operations:					
Net investment income	0.08	0.05	0.05	0.06	0.13
Net realized and unrealized gains (losses) on securities	0.57	1.20	(1.51)	(1.03)	(1.18)
Total from investment operations	0.65	1.25	(1.46)	(0.97)	(1.05)
Less dividends and distributions:					
From net investment income	(0.08)	(0.05)	(0.04)	(0.09)	(0.16)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.08)	(0.05)	(0.04)	(0.09)	(0.18)
Net Asset Value, end of year	$8.45	$7.88	$6.68	$8.18	$9.24
Total Return*	8.31%	18.81%	(17.85%)	(10.46%)	(10.21%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,682	$1,572	$1,243	$1,227	$699
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.49%	1.83%	1.89%	1.87%	1.23%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.83%	1.89%	1.87%	1.20%
Net investment income	0.96%	0.63%	0.56%	0.51%	1.48%
Portfolio turnover rate@	134%	108%	122%	111%	126%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

| | Year ended December 31, | | | | |
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$7.80	$6.63	$8.11	$9.18	$10.47
Income from investment operations:					
Net investment income (loss)	0.01	0.01	(0.01)	0.01	0.10
Net realized and unrealized gains					
(losses) on securities	0.58	1.17	(1.47)	(1.03)	(1.24)
Total from investment operations	0.59	1.18	(1.48)	(1.02)	(1.14)
Less dividends and distributions:					
From net investment income	(0.02)	(0.01)	0.00^	(0.05)	(0.13)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	(0.01)	0.00	(0.05)	(0.15)
Net Asset Value, end of year	$8.37	$7.80	$6.63	$8.11	$9.18
Total Return*	7.63%	17.76%	(18.21%)	(11.13%)	(11.06%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,625	$1,647	$1,181	$1,484	$1,008
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	2.21%	2.53%	2.54%	2.50%	1.96%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.21%	2.53%	2.54%	2.49%	1.93%
Net investment income (loss)	0.23%	(0.08%)	(0.10%)	(0.13%)	0.71%
Portfolio turnover rate@	134%	108%	122%	111%	126%

^ *Distributions from net investment income for the year ended December 31, 2002 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$7.69	$6.54	$8.04	$9.17	$10.47
Income from investment operations:					
Net investment income (loss)	0.01†	(0.01)	(0.17)	(0.05)	0.10
Net realized and unrealized gains (losses) on securities	0.56	1.16	(1.33)	(1.03)	(1.28)
Total from investment operations	0.57	1.15	(1.50)	(1.08)	(1.18)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00	(0.05)	(0.10)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.02)	0.00	0.00	(0.05)	(0.12)
Net Asset Value, end of year	$8.24	$7.69	$6.54	$8.04	$9.17
Total Return*	7.42%	17.59%	(18.66%)	(11.80%)	(11.36%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$264	$295	$248	$496	$174
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.35%	2.69%	3.48%	3.96%	1.88%
Expenses with reimbursements, earnings credits and brokerage offsets	2.34%	2.69%	3.48%	3.96%	1.86%
Net investment income (loss)	0.08%	(0.17%)	(1.05%)	(1.64%)	0.76%
Portfolio turnover rate@	134%	108%	122%	111%	126%

† Computed using average shares outstanding throughout the year.

^ Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios have been 2.35% (2004), 2.69% (2003), 3.48% (2002), 4.24% (2001), and 1.88% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$7.88	$6.69	$8.20	$9.22	$10.47
Income from investment operations:					
Net investment income	0.08	0.06	0.07	0.10	0.15
Net realized and unrealized gains (losses) on securities	0.59	1.20	(1.50)	(1.02)	(1.23)
Total from investment operations	0.67	1.26	(1.43)	(0.92)	(1.08)
Less dividends and distributions:					
From net investment income	(0.09)	(0.07)	(0.08)	(0.10)	(0.15)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.09)	(0.07)	(0.08)	(0.10)	(0.17)
Net Asset Value, end of year	$8.46	$7.88	$6.69	$8.20	$9.22
Total Return	8.58%	18.96%	(17.46%)	(9.94%)	(10.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$89,701	$119,835	$130,314	$297,068	$552,675
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.34%	1.54%	1.43%	1.23%	1.08%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.54%	1.42%	1.22%	1.07%
Net investment income	1.08%	0.93%	0.99%	1.20%	1.41%
Portfolio turnover rate@	134%	108%	122%	111%	126%

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$7.86	$6.68	$8.18	$9.22	$10.47
Income from investment operations:					
Net investment income (loss)	0.09	0.16	(0.16)	0.09	0.18
Net realized and unrealized gains (losses) on securities	0.58	1.05	(1.34)	(1.02)	(1.23)
Total from investment operations	0.67	1.21	(1.50)	(0.93)	(1.05)
Less dividends and distributions:					
From net investment income	(0.10)	(0.03)	0.00	(0.11)	(0.18)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.10)	(0.03)	0.00	(0.11)	(0.20)
Net Asset Value, end of year	$8.43	$7.86	$6.68	$8.18	$9.22
Total Return	8.63%	18.12%	(18.34%)	(10.09%)	(10.18%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$59	$72	$11	$14	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.21%	2.37%	4.24%	3.07%	0.81%
Expenses with reimbursements, earnings credits and brokerage offsets	1.21%	2.37%	4.24%	3.07%	0.80%
Net investment income (loss)	1.21%	0.01%	(1.77%)	(0.75%)	1.71%
Portfolio turnover rate@	134%	108%	122%	111%	126%

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.35% (2004), 2.62% (2003), 19.52% (2002), 272.77% (2001), and 0.81% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$8.09	$6.88	$8.17	$9.21	$10.47
Income from investment operations:					
Net investment income (loss)	0.03	0.21	(0.37)	0.08	0.12
Net realized and unrealized gains (losses) on securities	0.62	1.00	(0.92)	(1.04)	(1.22)
Total from investment operations	0.65	1.21	(1.29)	(0.96)	(1.10)
Less dividends and distributions:					
From net investment income	(0.06)	0.00^	0.00	(0.08)	(0.14)
From net realized gains	0.00	0.00	0.00	0.00	(0.02)
Total distributions	(0.06)	0.00	0.00	(0.08)	(0.16)
Net Asset Value, end of year	$8.68	$8.09	$6.88	$8.17	$9.21
Total Return*	8.01%	17.65%	(15.79%)	(10.44%)	(10.67%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$35	$36	$13	$232	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.77%	2.73%	2.60%	3.36%	1.32%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	2.73%	2.59%	3.36%	1.30%
Net investment income (loss)	0.66%	(0.29%)	(0.31%)	(1.12%)	1.22%
Portfolio turnover rate@	134%	108%	122%	111%	126%

^ *Distributions from net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*

* *Sales charges are not reflected in the total return.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.02% (2004), 3.18% (2003), 14.63% (2002), 18.37% (2001), and 1.32% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Balanced Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

U.S. Government Obligations—Some U.S. government obligations, such as Government National Mortgage Association (GNMA) pass-through certificates, are supported by the full faith and credit of the United States Treasury. Other obligations, such as securities of the Federal Home Loan Bank (FHLB), are supported by the right of the issuer to borrow from the United States Treasury; and others, such as bonds issued by Federal National Mortgage Association (FNMA, a private corporation), are supported only by the credit of the agency, authority or instrumentality, although the Secretary of the Treasury has discretionary authority, though not the obligation, to purchase obligations of FNMA.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Option Writing—When the Fund writes an option, an amount equal to the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. Premiums received from writing options that expire unexercised are treated by the Fund on the expiration date as realized gains from investments. The difference between the premium and the amount paid on effecting a closing purchase transaction, including brokerage commissions, is also treated as a realized gain, or, if the premium is less than the amount paid for the closing purchase transaction, as a realized loss. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Fund has realized a gain or loss. If a put option is exercised, the premium reduces the cost basis of the securities purchased by the Fund. The Fund as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) quarterly and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $63,662 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $18,873 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.93 to $13.51, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$3,743
Class B	$3,308
Class C	$841
Class R	$225
Class T	$181

Founders has agreed to reimburse (or to cause its affiliates to reimburse) the Class R and Class T share classes of the Fund for certain transfer agency expenses pursuant to a contractual commitment. This commitment will extend through at least August 31, 2006, and will not be terminated without prior notification to the Company's board of directors. For the year ended December 31, 2004, Class R and Class T were each reimbursed $88, which reduced the amounts paid to DTI to $137 and $93, respectively.

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $163,911 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $1,524 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC is also the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $264,192 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$4,096
Class B	$12,204	$4,068
Class C	$1,899	$633
Class T	$89	$89

During the year ended December 31, 2004, DSC retained $944 in sales commissions from the sales of Class A shares. DSC also retained $7,521, and $453 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,149, which reduced the amount paid to Mellon Bank to $4,762.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,059	$(8,059)	$0

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$1,169,557	$1,251,556
Long-Term Capital Gain	$ 0	$ 0
	$1,169,557	$1,251,556

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be

able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004 represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $7,613,012. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$72,497,269
2009	$49,289,530
2010	$70,087,112
2011	$1,472,188
	$193,346,099

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$7,356
Federal Tax Cost	$88,391,824
Gross Tax Appreciation of Investments	$11,769,516
Gross Tax Depreciation of Investments	$(380,963)
Net Tax Appreciation	$11,388,553

4. Capital Share Transactions

The Fund is authorized to issue 850 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	52,105	$ 413,025	42,130	$ 310,574
Dividends or Distributions Reinvested	1,969	$ 15,805	1,330	$ 9,742
Redeemed	(54,549)	$ (431,377)	(29,893)	$ (222,023)
Net Increase (Decrease)	(475)	$ (2,547)	13,567	$ 98,293
Class B				
Sold	53,204	$ 414,706	76,899	$ 556,448
Dividends or Distributions Reinvested	466	$ 3,759	138	$ 971
Redeemed	(70,543)	$ (554,229)	(44,160)	$ (312,592)
Net Increase (Decrease)	(16,873)	$ (135,764)	32,877	$ 244,827
Class C				
Sold	16,072	$ 124,317	18,745	$ 122,311
Dividends or Distributions Reinvested	59	$ 475	2	$ 10
Redeemed	(22,428)	$ (174,619)	(18,304)	$ (128,631)
Net Increase (Decrease)	(6,297)	$ (49,827)	443	$ (6,310)
Class F				
Sold	1,100,066	$ 8,730,703	2,774,685	$ 19,677,956
Dividends or Distributions Reinvested	138,996	$ 1,116,482	164,539	$ 1,202,840
Redeemed	(5,836,747)	$ (46,483,766)	(7,225,827)	$ (51,960,176)
Net Decrease	(4,597,685)	$ (36,636,581)	(4,286,603)	$ (31,079,380)
Class R				
Sold	0	$ 0	7,391	$ 55,000
Dividends or Distributions Reinvested	94	$ 751	15	$ 114
Redeemed	(2,224)	$ (17,595)	(0)	$ (0)
Net Increase (Decrease)	(2,130)	$ (16,844)	7,406	$ 55,114
Class T				
Sold	4,985	$ 39,775	2,530	$ 19,657
Dividends or Distributions Reinvested	27	$ 223	1	$ 11
Redeemed	(5,430)	$ (43,450)	(0)	$ (0)
Net Increase (Decrease)	(418)	$ (3,452)	2,531	$ 19,668

5. Investment Transactions

For the year ended December 31, 2004, purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) were $129,311,868 and $146,305,214, respectively. Purchases and sales of long-term U.S. government obligations were $6,102,794 and $7,414,830, respectively.

Call Options Written

Transactions in options written during the year ended December 31, 2004 were as follows:

	Number of Contracts	Premiums Received
Options outstanding at December 31, 2003	0	$ 0
Options written	279	30,824
Options terminated in closing purchase transactions	(279)	(30,824)
Options expired	0	0
Options exercised	0	0
Options outstanding at December 31, 2004	0	$ 0

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Balanced Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION

(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 66.76% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 69% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Balanced Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0086AR1204

Dreyfus Founders Discovery Fund

Dreyfus Founders Discovery Fund is closed to new investors. Please see the prospectus for additional information.

ANNUAL REPORT December 31, 2004



Table of Contents

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-11 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with co-portfolio managers Bradley C. Orr, CFA, left, and James (J.D.) Padgett, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
For the 12-month period ended December 31, 2004, the Dreyfus Founders Discovery Fund underperformed its benchmark, the Russell 2000 Growth Index, which posted a return of 14.31% for the same period.

Describe the investing environment during the period.
The Russell 2000 Growth Index struggled through the first eight calendar months of 2004, with a sharp decline that began in the second quarter and pushed midway through the third quarter. The weakness was driven by investor fears over several factors including: high oil prices, the lack of a quick resolution to the situation in Iraq, the commencement of an interest rate tightening campaign by the Federal Reserve, and uncertainty leading up to the Presidential election. In the fourth quarter, however, at a point roughly coinciding with a sharp correction in the price of oil, the equity markets began to rally. The rally gathered momentum from that point, as the election passed with an incumbent victory and oil prices settled back to the low-$40 level. The Russell 2000 Growth Index declined nearly 12% through mid-August, but rose a staggering 29% from that point to close the year on a decisively positive note. The strong market advance was

"Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts."

Performance Highlights

- In the fourth quarter, at a point roughly coinciding with a sharp correction in the price of oil, the equity markets began to rally.
- The Fund benefited from strong stock selection and a relative overweight position in the consumer discretionary sector.
- Additionally, the Fund benefited from a relative overweight position in the industrials sector and a relative underweight position in the information technology sector.
- Many poor individual performers in the healthcare sector led to underperformance in the Fund's healthcare holdings overall.
- Other weak individual performers during the period came from the industrials sector.
- The average cash position for 2004 was less than 3% as compared to an average cash position of approximately 10% or more in the previous three years.

not deterred by either sharply eroding earnings estimates, on average, for companies in the Russell 2000 Growth Index during the fourth quarter, or by the Federal Reserve's efforts to raise interest rates (through a series of five 25 basis point increases in the federal funds rate since June 30).

During 2004, small-capitalization value stocks outperformed small-capitalization growth stocks. In fact, the Russell 2000 Value Index has now outperformed the Russell 2000 Growth Index in four of the past five years. In addition, small-capitalization growth stocks again provided better returns than large-capitalization growth stocks, with the Russell 2000 Growth Index outperforming the Russell 1000 Growth Index for the second consecutive year.

The Russell 2000 Value Index measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values. The Russell 1000 Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund.

Messrs Orr and Padgett, what changes did you make to the portfolio after assuming management responsibilities in April?
Despite the portfolio management transition, the investment philosophy of our team remains largely unchanged. We continue to utilize our bottom-up research process to uncover companies we believe are capable of posting strong future earnings growth and which are valued attractively relative to their potential growth rates and peer groups.

From a portfolio composition standpoint, the most notable change since April has been the continuing consolidation in the number of Fund holdings. Upon assuming portfolio management responsibilities for the Fund, we worked to reduce the number of positions held, thereby more tightly focusing our analytical efforts. The portfolio consisted of 107 stocks at the end of April, down from 119 at the beginning of the year, and that number was further reduced to 74 stocks by the end of 2004. Many smaller positions, which can sometimes require disproportionate attention, were liquidated and the proceeds were used to increase position sizes in stocks where our level of enthusiasm was higher.

Largest Equity Holdings (ticker symbol)

1.	Altiris, Inc. (ATRS)	2.80%
2.	Impax Laboratories, Inc. (IPXL)	2.56%
3.	Choice Hotels International, Inc. (CHH)	2.48%
4.	Station Casinos, Inc. (STN)	2.39%
5.	Gaylord Entertainment Company (GET)	2.34%
6.	Harris Corporation (HRS)	2.20%
7.	WMS Industries, Inc. (WMS)	2.10%
8.	Trex Company, Inc. (TWP)	2.10%
9.	SFBC International, Inc. (SFCC)	2.08%
10.	Avocent Corporation (AVCT)	2.07%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Discovery Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell 2000 Growth Index measures the performance of stocks of companies in the Russell 2000 Index with higher price-to-book ratios and higher forecasted growth values. The Russell 2000 Index is a widely recognized, unmanaged small-cap index comprising common stocks of the 2,000 U.S. public companies next in size after the largest 1,000 publicly traded U.S. companies. The total return figures cited for the Russell 2000 Growth Index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	4.31%	(6.37%)	—	(6.37%)
Without sales charge	10.68%	(5.26%)	—	(5.26%)
Class B Shares (12/31/99)				
With redemption*	5.67%	(6.44%)	—	(6.44%)
Without redemption	9.67%	(6.09%)	—	(6.09%)
Class C Shares (12/31/99)				
With redemption**	8.67%	(6.08%)	—	(6.08%)
Without redemption	9.67%	(6.08%)	—	(6.08%)
Class F Shares (12/29/89)	10.74%	(5.28%)	11.68%	13.33%
Class R Shares (12/31/99)	11.02%	(5.00%)	—	(5.00%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	5.35%	(6.54%)	—	(6.54%)
Without sales charge	10.29%	(5.68%)	—	(5.68%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investing such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

As the number of holdings declined, we were encouraged by the fact that the average cash position in the Fund was also reduced. The average cash position for 2004 was less than 3% as compared to an average cash position of approximately 10% or more in the previous three years. At times, we have utilized exchange-traded funds (ETFs), which mirror underlying equity indices, to equitize cash, but because we have been pleased with idea generation for the Fund overall, the use of ETFs was relatively limited in 2004.

Finally, following the end of the third quarter, we added two equity analysts to our small-cap investment team, bringing the total number of investment professionals on our team to seven.

What management decisions positively contributed to the Fund's performance during the period?

The Fund benefited from strong stock selection and a relative overweight position in the consumer discretionary sector. Favorable contributions to performance were gained from two stocks in the lodging industry, **Choice Hotels International, Inc.** and **Gaylord Entertainment Company**. Both stocks appreciated during the year, driven by improving trends in business travel and room rate pricing. **Guitar Center, Inc.**, a retailer of musical instruments, also aided Fund performance in this sector as the company continued to post better-than-expected sales growth.



Portfolio Composition of Net Assets

25.04% Consumer Discretionary
24.04% Information Technology
21.67% Industrials
19.72% Healthcare
4.39% Energy
3.24% Financials
1.03% Materials
0.87% Other

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Stock selection in the energy sector also boosted relative Fund performance. Specific holdings such as **National-Oilwell, Inc.**, **Superior Energy Services, Inc.** and **Quicksilver Resources, Inc.** rose as surging oil prices in 2004 provided a highly supportive backdrop for stock performance.

The Fund's holdings in the healthcare sector underperformed the Fund's benchmark as a group for the period; however, some healthcare holdings such as **SFBC International, Inc.** and **Fisher Scientific International, Inc.** were among the largest positive contributors to the Fund during the period. SFBC, a contract research organization for the pharmaceutical industry, benefited from the continued strong pace of drug development activity in the industry. Fisher Scientific, a supplier of clinical laboratory equipment, posted gains early in the year as it announced a large acquisition that was viewed as a good strategic fit.

Other notable positive contributors to the Fund's relative performance during the year included **Harris Corporation** and **Trex Company, Inc**. Harris, which makes many forms of electronic communications equipment, performed well as revenue growth exceeded expectations partially based on an increase in government demand for communications infrastructure upgrades. Trex, which makes maintenance-free composite wood boards for decking applications, performed well as revenues grew and investors began to appreciate the company's significant market opportunity.

Additionally, the Fund benefited from a relative overweight position in the industrials sector and a relative underweight position in the information technology sector, which was the only sector in the Russell 2000 Growth Index to register a loss for the year despite the market's strong advance.

What management decisions hindered Fund performance for the 12-month period?

Many poor individual performers in the healthcare sector led to underperformance in the Fund's healthcare holdings overall. Pharmaceutical manufacturer Taro Pharmaceuticals Industries Limited, hospice care provider Odyssey HealthCare, Inc., and medical products company Merit Medical Systems, Inc. all had a negative impact on the Fund's performance. Taro Pharmaceuticals reported disappointing first quarter results due to both lower-than-expected revenue from new over-the-counter products, as well as higher costs to market those products. Odyssey also reported disappointing results in the first quarter and gave forward guidance that fell short of analyst expectations. Merit reported disappointing third quarter results due to increased competitive pressures.

Other weak individual performers during the period came from the industrials sector. KVH Industries, Inc., a manufacturer of digital defense navigation products and consumer communication satellite tracking technology, saw its stock price drop significantly in the first quarter after the company disclosed delays in closing a large defense order, as well as a slower-than-expected ramp-up in a new consumer-related product. Corinthian Colleges, Inc. also hurt Fund performance as the company was negatively impacted by slowing admission trends.

In the materials sector, a relative underweight position coupled with poor stock selection negatively impacted Fund performance. As one such example, materials holding **Graftech International Limited**, which sells consumables used in steel manufacturing, performed poorly as the company was unable to convert a strong steel cycle into solid earnings growth.

Stock selection in the information technology sector also negatively affected the Fund's performance. Within the semiconductor industry, several holdings hampered Fund performance as evidence mounted that the current cycle had reached its peak. **Brooks Automation, Inc.**, which makes automation equipment for semiconductor manufacturing; OmniVision Technologies, Inc., which makes semiconductors for digital cameras and other applications; and Fairchild Semiconductor International, Inc., which makes a variety of commodity-oriented semiconductor components, all dragged on Fund performance.

Other names that detracted from Fund performance included Performance Food Group Company, a food distribution company, and **Cumulus Media, Inc.**, a middle-market radio station operator. Performance Foods was negatively impacted in the second quarter by higher costs and lower productivity associated with new product rollouts. Cumulus was hurt by investor fears that advertising dollars were migrating away from traditional channels, such as radio, to Internet-based venues.

In addition, Fund performance was negatively impacted by a relative underweight position in the financials sector.

We continue to focus on our bottom-up stock selection process, which factors greatly into the allocation of the Fund's sector weightings. As we entered 2005, the Fund was overweight the consumer discretionary and industrials sectors, underweight financials and, to a lesser degree, the information technology sector. Within consumer discretionary, the Fund had a high relative weighting in the lodging and gaming industries. Finally, the Fund was slightly underweight healthcare, but maintained a high relative weighting in the pharmaceutical industry.

Our strategy for the Fund remains consistent. We will continue to emphasize companies that we believe have higher quality characteristics such as sustainable earnings growth, reasonable valuations and effective management teams.



Bradley C. Orr, CFA   James (J.D.) Padgett, CFA
Co-Portfolio Manager   Co-Portfolio Manager

FUND EXPENSES
(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,052.65	$7.30
Class A Hypothetical	1,000.00	1,017.82	7.18
Class B Actual	1,000.00	1,042.61	12.14
Class B Hypothetical	1,000.00	1,013.04	11.96
Class C Actual	1,000.00	1,042.73	11.98
Class C Hypothetical	1,000.00	1,013.19	11.81
Class F Actual	1,000.00	1,053.22	6.84
Class F Hypothetical	1,000.00	1,018.28	6.72
Class R Actual	1,000.00	1,055.53	5.86
Class R Hypothetical	1,000.00	1,019.25	5.75
Class T Actual	1,000.00	1,048.71	9.10
Class T Hypothetical	1,000.00	1,016.04	8.96

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios
These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.41%
Class B	2.35%
Class C	2.32%
Class F	1.32%
Class R	1.13%
Class T	1.76%

Shares		Market Value
Common Stocks (Domestic)—100.1%		
Aerospace & Defense—1.0%		
515,697	Hexcel Corporation*	$ 7,477,604
Air Freight & Logistics—2.3%		
118,750	Forward Air Corporation*	5,308,125
169,340	UTI Worldwide, Inc.	11,518,507
		16,826,632
Apparel Retail—0.9%		
356,300	Hot Topic, Inc.*	6,124,797
Application Software—3.5%		
565,180	Altiris, Inc.*	20,024,327
315,400	Quest Software, Inc.*	5,030,630
		25,054,957
Asset Management & Custody Banks—0.5%		
54,000	Affiliated Managers Group, Inc.*	3,657,960
Broadcasting & Cable TV—0.9%		
410,425	Cumulus Media, Inc.*	6,189,209
Building Products—2.1%		
286,112	Trex Company, Inc.*	15,003,713
Casinos & Gaming—7.3%		
478,530	GTECH Holdings Corporation	12,417,854
380,432	Pinnacle Entertainment, Inc.*	7,524,945
313,131	Station Casinos, Inc.	17,122,003
448,225	WMS Industries, Inc.*	15,033,467
		52,098,269
Communications Equipment—9.8%		
365,450	Avocent Corporation*	14,808,034
646,800	Foundry Networks, Inc.*	8,511,888
254,820	Harris Corporation	15,745,328
512,907	Polycom, Inc.*	11,960,991
931,280	Powerwave Technologies, Inc.*	7,897,254
533,375	Tekelec*	10,902,185
		69,825,680
Construction, Farm Machinery & Heavy Trucks—0.7%		
249,625	Wabtec Corporation	5,322,005
Diversified Commercial Services—2.4%		
183,485	Asset Acceptance Capital Corporation*	3,908,231
397,310	Education Management Corporation*	13,115,203
		17,023,434
Electrical Components & Equipment—2.0%		
410,350	AMETEK, Inc.	14,637,185
Electronic Equipment Manufacturers—1.2%		
680,065	Aeroflex, Inc.*	8,242,388
Electronic Manufacturing Services—1.1%		
399,375	RadiSys Corporation*	7,807,781

Shares		Market Value
	Employment Services—1.1%	
378,213	Gevity HR, Inc.	$ 7,776,059
	Environmental Services—1.6%	
241,565	Stericycle, Inc.*	11,099,912
	Exchange Traded Funds—1.0%	
182,600	Nasdaq 100 Index Tracking Stock	7,287,566
	General Merchandise Stores—1.4%	
336,093	Tuesday Morning Corporation*	10,294,529
	Healthcare Distributors—3.3%	
226,375	Fisher Scientific International, Inc.*	14,121,273
138,286	Henry Schein, Inc.*	9,630,237
		23,751,510
	Healthcare Equipment—2.0%	
256,200	I-Flow Corporation*	4,670,526
189,716	Mine Safety Appliances Company	9,618,601
		14,289,127
	Healthcare Services—2.1%	
376,805	SFBC International, Inc.*	14,883,798
	Healthcare Supplies—0.9%	
120,001	Dade Behring Holdings, Inc.*	6,720,056
	Home Furnishings—1.7%	
560,493	Tempur-Pedic International, Inc.*	11,882,452
	Hotels, Resorts & Cruise Lines—4.8%	
306,572	Choice Hotels International, Inc.	17,781,176
402,810	Gaylord Entertainment Company*	16,728,699
		34,509,875
	Industrial Machinery—1.6%	
267,225	Briggs & Stratton Corporation	11,111,216
	Internet Software & Services—0.1%	
94,792	Digitas, Inc.*	905,264
	IT Consulting & Other Services—1.3%	
587,560	Perot Systems Corporation Class A*	9,418,586
	Leisure Facilities—0.9%	
259,065	Life Time Fitness, Inc.*	6,704,602
	Leisure Products—1.8%	
632,992	Marvel Enterprises, Inc.*	12,963,676
	Office Services & Supplies—1.1%	
279,675	Herman Miller, Inc.	7,727,420
	Oil & Gas Equipment & Services—3.5%	
388,745	National-Oilwell, Inc.*	13,718,811
747,000	Superior Energy Services, Inc.*	11,511,270
		25,230,081
	Oil & Gas Exploration & Production—0.9%	
168,850	Quicksilver Resources, Inc.*	6,210,303

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—11.4%		
437,200	Endo Pharmaceuticals Holdings, Inc.*	$ 9,189,944
300,840	Eon Labs, Inc.*	8,122,680
1,155,880	Impax Laboratories, Inc.*	18,355,374
394,197	Inspire Pharmaceuticals, Inc.*	6,610,684
338,627	Medicis Pharmaceutical Corporation Class A	11,889,194
451,065	MGI Pharma, Inc.*	12,634,331
837,525	Salix Pharmaceuticals Limited*	14,732,065
		81,534,272
Regional Banks—0.9%		
273,980	Southwest Bancorporation of Texas, Inc.	6,380,994
Restaurants—2.1%		
286,342	RARE Hospitality International, Inc.*	9,122,856
108,469	Red Robin Gourmet Burgers, Inc.*	5,799,837
		14,922,693
Semiconductor Equipment—1.8%		
254,295	Brooks Automation, Inc.*	4,378,960
860,430	Entegris, Inc.*	8,561,279
		12,940,239
Semiconductors—3.4%		
475,300	Intersil Corporation Class A	7,956,522
304,415	Semtech Corporation*	6,657,556
281,625	Sigmatel, Inc.*	10,006,136
		24,620,214
Specialty Stores—3.3%		
237,400	Guitar Center, Inc.*	12,508,606
280,250	PETCO Animal Supplies, Inc.*	11,064,270
		23,572,876
Steel—1.0%		
775,800	GrafTech International Limited*	7,339,068
Technology Distributors—1.9%		
645,986	Insight Enterprises, Inc.*	13,255,633
Thrifts & Mortgage Finance—1.8%		
351,850	BankAtlantic Bancorp, Inc.	7,001,815
401,725	NewAlliance Bancshares, Inc.	6,146,393
		13,148,208
Trading Companies & Distributors—3.6%		
203,037	Fastenal Company	12,498,958
412,125	Hughes Supply, Inc.	13,332,244
		25,831,202
Trucking—2.1%		
165,950	J.B. Hunt Transport Services, Inc.	7,442,859
210,170	Overnite Corporation	7,826,730
		15,269,589
Total Common Stocks (Domestic)		
(Cost—$588,636,767)		716,872,634

Units		Market Value

Rights and Warrants—0.0%
Commercial Printing—0.0%

2,368	American Banknote Corporation Warrants, expire 2007*	$ 0
2,368	American Banknote Corporation Warrants, expire 2007*	0
		0

Total Rights and Warrants
(Cost—$0)

	0

Principal Amount		Amortized Cost

Corporate Short-Term Notes—2.1%
Packaged Foods & Meats—0.0%

$ 250,000	Hershey Foods Corporation 2.18% 1/18/05~	$ 249,743

Pharmaceuticals—2.1%

14,700,000	Novartis Finance Corporation 2.10% 1/3/05~	14,698,285

Total Corporate Short-Term Notes
(Amortized Cost—$14,948,028)

	14,948,028

Total Investments—102.2%
(Total Cost—$603,584,795)

	731,820,662

Other Assets and Liabilities—(2.2%)

	(16,008,060)

Net Assets—100.0%

	$ 715,812,602

Notes to Statement of Investments

* Non-income producing.

~ Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $14,948,028, or 2.1%, of the Fund's net assets as of December 31, 2004.

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$ 603,584,795
Investment securities, at market	731,820,662
Cash	1,701,065
Receivables:	
Investment securities sold	8,466,233
Capital shares sold	843,329
Dividends and interest	204,360
Other assets	55,561
Total Assets	743,091,210

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	12,588,937
Capital shares redeemed	13,561,036
Advisory fees	511,956
Shareholder servicing fees	42,522
Accounting fees	32,884
Distribution fees	178,357
Transfer agency fees	68,989
Custodian fees	2,331
Other	291,596
Total Liabilities	27,278,608
Net Assets	$ 715,812,602

Composition of Net Assets

Capital (par value and paid-in surplus)	$ 977,746,311
Accumulated net investment loss	(125,444)
Accumulated net realized loss from security transactions	(390,044,132)
Net unrealized appreciation on investments	128,235,867
Total	$ 715,812,602

Class A

Net Assets	$	65,762,908
Shares Outstanding		2,282,112
Net Asset Value, Redemption Price Per Share	$	28.82
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	30.58

Class B

Net Assets	$	18,795,088
Shares Outstanding		682,247
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	27.55

Class C

Net Assets	$	6,667,702
Shares Outstanding		241,835
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	27.57

Class F

Net Assets	$	550,622,293
Shares Outstanding		19,139,530
Net Asset Value, Offering and Redemption Price Per Share	$	28.77

Class R

Net Assets	$	72,316,956
Shares Outstanding		2,475,042
Net Asset Value, Offering and Redemption Price Per Share	$	29.22

Class T

Net Assets	$	1,647,655
Shares Outstanding		58,461
Net Asset Value, Redemption Price Per Share	$	28.18
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	29.51

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$ 1,784,778
Interest	228,763
Foreign taxes withheld	(6,103)
Total Investment Income	2,007,438

Expenses

Advisory fees—Note 2	6,304,317
Shareholder servicing fees—Note 2	570,834
Accounting fees—Note 2	403,104
Distribution fees—Note 2	1,390,333
Transfer agency fees—Note 2	943,677
Registration fees	77,988
Postage and mailing expenses	98,295
Custodian fees and expenses—Note 2	19,546
Printing expenses	106,315
Legal and audit fees	127,025
Directors' fees and expenses—Note 2	125,318
Other expenses	152,806
Total Expenses	10,319,558
Earnings Credits	(15,926)
Reimbursed/Waived Expenses	(941)
Expense Offset to Broker Commissions	(4,050)
Net Expenses	10,298,641
Net Investment Loss	(8,291,203)

Realized and Unrealized Gain on Security Transactions

Net Realized Gain on Security Transactions	74,597,741
Net Change in Unrealized Appreciation/Depreciation of Investments	5,007,548
Net Realized and Unrealized Gain	79,605,289
Net Increase in Net Assets Resulting from Operations	$ 71,314,086

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (8,291,203)	$ (9,085,288)
Net Realized Gain	74,597,741	13,930,958
Net Change in Unrealized Appreciation/Depreciation of Investments	5,007,548	218,611,635
Net Increase in Net Assets Resulting from Operations	71,314,086	223,457,305
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(20,072,155)	(9,822,554)
Class B	(3,926,079)	(3,591,234)
Class C	(2,295,210)	(1,821,877)
Class F	(143,830,150)	(36,105,693)
Class R	25,138	5,799,244
Class T	(302,253)	68,669
Net Decrease from Capital Share Transactions	(170,400,709)	(45,473,445)
Net Increase (Decrease) in Net Assets	(99,086,623)	177,983,860
Net Assets		
Beginning of year	$ 814,899,225	$ 636,915,365
End of year	$ 715,812,602	$ 814,899,225
Accumulated Net Investment Loss	$ (125,444)	$ (99,180)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$26.04	$19.09	$28.50	$34.79	$40.88
Income from investment operations:					
Net investment loss	(0.64)	(0.36)	(0.31)	(0.17)	(0.03)
Net realized and unrealized gains (losses) on securities	3.42	7.31	(9.10)	(6.02)	(3.45)
Total from investment operations	2.78	6.95	(9.41)	(6.19)	(3.48)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.82	$26.04	$19.09	$28.50	$34.79
Total Return*	10.68%	36.41%	(33.02%)	(17.78%)	(8.18%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$65,763	$79,630	$67,184	$117,773	$131,298
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.38%	1.50%	1.35%	1.19%	1.24%
Expenses with reimbursements, earnings credits and brokerage offsets	1.37%	1.50%	1.35%	1.18%	1.20%
Net investment loss	(1.11%)	(1.25%)	(1.08%)	(0.58%)	(0.21%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

| | | Year ended December 31, | | | |
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$25.12	$18.60	$28.03	$34.49	$40.88
Income from investment operations:					
Net investment loss	(1.07)	(0.81)	(0.69)	(0.45)	(0.21)
Net realized and unrealized gains (losses) on securities	3.50	7.33	(8.74)	(5.91)	(3.57)
Total from investment operations	2.43	6.52	(9.43)	(6.36)	(3.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$27.55	$25.12	$18.60	$28.03	$34.49
Total Return*	9.67%	35.05%	(33.64%)	(18.43%)	(8.92%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$18,795	$21,009	$18,804	$35,845	$50,883
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.30%	2.56%	2.26%	1.97%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.29%	2.56%	2.26%	1.96%	1.94%
Net investment loss	(2.03%)	(2.31%)	(1.98%)	(1.35%)	(1.02%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$25.14	$18.60	$28.05	$34.51	$40.88
Income from investment operations:					
Net investment loss	(1.53)	(0.94)	(0.86)	(0.48)	(0.19)
Net realized and unrealized gains (losses) on securities	3.96	7.48	(8.59)	(5.88)	(3.57)
Total from investment operations	2.43	6.54	(9.45)	(6.36)	(3.76)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$27.57	$25.14	$18.60	$28.05	$34.51
Total Return*	9.67%	35.16%	(33.69%)	(18.42%)	(8.87%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$6,668	$8,352	$7,794	$17,031	$25,275
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.28%	2.52%	2.27%	1.98%	1.97%
Expenses with reimbursements, earnings credits and brokerage offsets	2.27%	2.52%	2.26%	1.96%	1.94%
Net investment loss	(2.01%)	(2.28%)	(1.99%)	(1.36%)	(1.01%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

* Sales charges are not reflected in the total return.

\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$25.98	$19.04	$28.45	$34.74	$40.86
Income from investment operations:					
Net investment loss	(0.69)	(0.35)	(0.36)	(0.20)	(0.07)
Net realized and unrealized gains (losses) on securities	3.48	7.29	(9.05)	(5.99)	(3.44)
Total from investment operations	2.79	6.94	(9.41)	(6.19)	(3.51)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.77	$25.98	$19.04	$28.45	$34.74
Total Return	10.74%	36.45%	(33.08%)	(17.81%)	(8.26%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$550,622	$638,880	$498,970	$847,330	$1,066,003
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.35%	1.53%	1.41%	1.25%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.34%	1.53%	1.40%	1.24%	1.25%
Net investment loss	(1.08%)	(1.29%)	(1.13%)	(0.64%)	(0.46%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$26.32	$19.23	$28.64	$34.87	$40.88
Income from investment operations:					
Net investment income (loss)	(0.24)	(0.17)	(0.18)	(0.08)	0.00†
Net realized and unrealized gains (losses) on securities	3.14	7.26	(9.23)	(6.05)	(3.40)
Total from investment operations	2.90	7.09	(9.41)	(6.13)	(3.40)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$29.22	$26.32	$19.23	$28.64	$34.87
Total Return	11.02%	36.87%	(32.86%)	(17.57%)	(7.98%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$72,317	$65,240	$42,872	$61,163	$4,693
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.11%	1.21%	1.10%	0.95%	0.96%
Expenses with reimbursements, earnings credits and brokerage offsets	1.10%	1.21%	1.10%	0.94%	0.93%
Net investment income (loss)	(0.83%)	(0.96%)	(0.82%)	(0.38%)	0.01%
Portfolio turnover rate@	98%	130%	128%	110%	108%

† Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.

Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class T Shares
Per Share Operating Data

Net Asset Value, beginning of year	$25.55	$18.79	$28.24	$34.69	$40.88
Income from investment operations:					
Net investment loss	(0.65)	(0.31)	(0.54)	(0.33)	(0.09)
Net realized and unrealized gains (losses) on securities	3.28	7.07	(8.91)	(6.02)	(3.49)
Total from investment operations	2.63	6.76	(9.45)	(6.35)	(3.58)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	(0.10)	(2.61)
Total distributions	0.00	0.00	0.00	(0.10)	(2.61)
Net Asset Value, end of year	$28.18	$25.55	$18.79	$28.24	$34.69

Total Return*

	10.29%	35.98%	(33.46%)	(18.30%)	(8.43%)

Ratios/Supplemental Data

Net assets, end of year (000s)	$1,648	$1,788	$1,291	$2,341	$1,908
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.71%	1.91%	2.06%	1.83%	1.48%
Expenses with reimbursements, earnings credits and brokerage offsets	1.70%	1.90%	2.06%	1.82%	1.44%
Net investment loss	(1.44%)	(1.66%)	(1.79%)	(1.24%)	(0.50%)
Portfolio turnover rate@	98%	130%	128%	110%	108%

*   Sales charges are not reflected in the total return.
\#   Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Discovery Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a

percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $323,778 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $120,941 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$39,332
Class B	$43,876
Class C	$14,862
Class R	$22,780
Class T	$2,230

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $699,656 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $25,839 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $1,185,726 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$176,095
Class B	$146,288	$48,763
Class C	$54,182	$18,061
Class T	$4,137	$4,137

During the year ended December 31, 2004, DSC retained $1,102 and $9 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $5,116, $63,542 and $912 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the

Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $941, which reduced the amount paid to Mellon Bank to $18,605.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$8,264,939	$0	$(8,264,939)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be

able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $72,337,100. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$138,824,492
2010	$230,439,968
2011	$14,100,468
	$383,364,928

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$610,263,999
Gross Tax Appreciation of Investments	$131,634,068
Gross Tax Depreciation of Investments	$(10,077,405)
Net Tax Appreciation	$121,556,663

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	606,846	$ 16,285,433	1,201,496	$ 27,097,339
Redeemed	(1,383,103)	$ (36,357,588)	(1,662,688)	$ (36,919,893)
Net Decrease	(776,257)	$ (20,072,155)	(461,192)	$ (9,822,554)
Class B				
Sold	7,176	$ 180,419	10,129	$ 212,967
Redeemed	(161,266)	$ (4,106,498)	(184,783)	$ (3,804,201)
Net Decrease	(154,090)	$ (3,926,079)	(174,654)	$ (3,591,234)
Class C				
Sold	7,418	$ 188,358	21,413	$ 428,341
Redeemed	(97,877)	$ (2,483,568)	(108,035)	$ (2,250,218)
Net Decrease	(90,459)	$ (2,295,210)	(86,622)	$ (1,821,877)
Class F				
Sold	3,312,230	$ 88,403,785	5,367,437	$ 117,439,063
Redeemed	(8,760,046)	$ (232,233,935)	(6,981,197)	$ (153,544,756)
Net Decrease	(5,447,816)	$ (143,830,150)	(1,613,760)	$ (36,105,693)
Class R				
Sold	568,863	$ 15,239,651	500,330	$ 11,153,199
Redeemed	(572,087)	$ (15,214,513)	(251,484)	$ (5,353,955)
Net Increase (Decrease)	(3,224)	$ 25,138	248,846	$ 5,799,244
Class T				
Sold	15,867	$ 408,647	18,394	$ 420,952
Redeemed	(27,379)	$ (710,900)	(17,137)	$ (352,283)
Net Increase (Decrease)	(11,512)	$ (302,253)	1,257	$ 68,669

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $724,668,931 and $883,143,892, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004 the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Discovery Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Discovery Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0182AR1204

Dreyfus Founders
Equity Growth Fund

Formerly known as Dreyfus Founders Growth and Income Fund.

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

Table of Contents

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

Investment Manager

Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-8 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?

Dreyfus Founders Equity Growth Fund underperformed its benchmark, the Standard & Poor's 500 Index, which posted a 10.88% return for the 12-month period ended December 31, 2004.

What was the broad market environment in which the Fund performed during the period?

The first three quarters of 2004 proved rough for U.S. equity markets as various factors weighed heavily on investor sentiment. Among these factors were the continued uncertainty surrounding geopolitical activity in the Middle East, the anticipation and enactment of increases in the federal funds rate, skyrocketing oil prices and the run-up to the closely contested U.S. Presidential election. However, by the fourth quarter numerous investor concerns were resolved and the markets rallied.

What management decisions positively contributed to Fund performance during the period?

Overall, strong stock selection drove the Fund's performance during the period, as numerous holdings positively impacted Fund performance. When examining sectors, holdings in the consumer discretionary, information technology and industrials sectors provided the largest boon to Fund performance relative to its benchmark.

"Continued strong consumer spending boosted the consumer discretionary sector."

Performance Highlights
- The first three quarters of 2004 proved rough for U.S. equity markets as various factors weighed heavily on investor sentiment.
- Holdings in the consumer discretionary, information technology and industrials sectors provided the largest boon to Fund performance relative to its benchmark.
- Although information technology stocks showed mixed performance in general during the period, strong stock selection in this sector helped the Fund's relative performance.
- Underweight positions in the materials, energy and financials sectors weighed heavily on relative Fund performance during the period.
- Select information technology issues weighed heavily on performance in spite of the sector's overall positive contribution to the Fund.

Continued strong consumer spending boosted the consumer discretionary sector in 2004. During the period, our bottom-up investment process led us to forecast strong demand for leisure cruising, and as a result we compiled earnings estimates that were ahead of Wall Street forecasts. The Fund's holdings in the cruise industry, **Royal Caribbean Cruises Limited** and **Carnival Corporation**, positively impacted relative Fund performance and contributed to an overweight position in the consumer discretionary sector versus the benchmark. **Starwood Hotels & Resorts Worldwide, Inc.** also benefited from an uptick in business and leisure travel. Additionally, retailer Nordstrom, Inc. gained in this accommodative spending environment.

Although information technology stocks showed mixed performance in general during the period, strong stock selection in this sector helped the Fund's relative performance. Driven by continued strong demand for its iPod and the introduction of a new Mac computer, **Apple Computer, Inc.** had the largest positive impact on the Fund's performance of any stock. Autodesk, Inc., a design software and digital content company, also performed well due to favorable acceptance of new products as well as strong company execution.

Continued economic strength also benefited holdings in the industrials sector, such as **FedEx Corporation**, which performed well on improved volumes.

Healthcare holding **Abbot Laboratories** and energy issue **ExxonMobil Corporation** were additional notable performers for the period.

The Fund's position in Standard & Poor's Depositary Receipts also had a positive impact on Fund performance.

What management decisions hindered Fund performance during the period?
Our investment strategy is to build a diversified portfolio of high-quality, respected companies that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting the Fund's overall performance.

During the period, select information technology issues weighed heavily on performance in spite of the sector's overall positive contribution to the Fund. **Intel Corporation** experienced lackluster demand and declining gross margins, which sent the stock lower during the year. Oracle Corporation was hurt by the protracted fight to acquire PeopleSoft as well as tepid demand for software. **Viacom, Inc.** posted growth rates that trailed Wall Street estimates, and **Maxim Integrated Products, Inc.** underperformed as a result of lower market demand for its products and excess channel inventory. **Cisco Systems, Inc.**, NVIDIA Corporation and **Texas Instruments, Inc.** also underperformed for the period.

Largest Equity Holdings (ticker symbol)	
1. SPDR Trust Series 1 (SPY)	4.77%
2. Microsoft Corporation (MSFT)	3.29%
3. Royal Caribbean Cruises Limited (RCL)	2.37%
4. Intel Corporation (INTC)	2.28%
5. Wal-Mart Stores, Inc. (WMT)	2.26%
6. Carnival Corporation (CCL)	2.15%
7. Cisco Systems, Inc. (CSCO)	2.09%
8. Kohl's Corporation (KSS)	2.07%
9. SAP AG Sponsored ADR (SAP)	2.07%
10. Gillette Company (G)	1.97%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Equity Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	2.39%	(8.27%)	—	(8.27%)
Without sales charge	8.54%	(7.18%)	—	(7.18%)
Class B Shares (12/31/99)				
With redemption*	3.73%	(8.03%)	—	(8.03%)
Without redemption	7.73%	(7.68%)	—	(7.68%)
Class C Shares (12/31/99)				
With redemption**	6.87%	(8.00%)	—	(8.00%)
Without redemption	7.87%	(8.00%)	—	(8.00%)
Class F Shares (7/5/38)	8.97%	(6.75%)	6.24%	N/A
Class R Shares (12/31/99)	8.88%	(6.96%)	—	(6.96%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	2.83%	(8.61%)	—	(8.61%)
Without sales charge	7.76%	(7.76%)	—	(7.76%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.



Portfolio Composition of Net Assets

30.05% Information Technology
19.11% Consumer Discretionary
11.91% Financials
11.26% Industrials
9.42% Healthcare
8.15% Consumer Staples
2.37% Energy
5.27% Other
2.46% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Underweight positions in the materials, energy and financials sectors also weighed heavily on relative Fund performance during the period. Additionally, weak stock selection in materials and financials dragged on the Fund's annual return.

Other notable detractors from Fund performance included **Coca-Cola Company** and Newmont Mining Corporation. In addition, **Pfizer, Inc.** had the largest negative impact on the Fund's performance of any stock. Generic competition and safety concerns surrounding two of the company's COX-2 inhibitor drugs combined to hurt Pfizer's share price for the period.

We will continue to apply our fundamental-based investment process and philosophy in seeking companies that we believe have the potential to take advantage of an improving economy and that exhibit strong earnings growth.

John B. Jares, CFA
Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you hold to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you hold with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,057.36	$6.75
Class A Hypothetical	1,000.00	1,018.38	6.62
Class B Actual	1,000.00	1,049.94	10.46
Class B Hypothetical	1,000.00	1,014.72	10.28
Class C Actual	1,000.00	1,051.14	10.36
Class C Hypothetical	1,000.00	1,014.82	10.18
Class F Actual	1,000.00	1,060.70	5.71
Class F Hypothetical	1,000.00	1,019.40	5.60
Class R Actual	1,000.00	1,059.96	5.30
Class R Hypothetical	1,000.00	1,019.81	5.19
Class T Actual	1,000.00	1,049.84	10.83
Class T Hypothetical	1,000.00	1,014.36	10.64

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios
These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.30%
Class B	2.02%
Class C	2.00%
Class F	1.10%
Class R	1.02%
Class T	2.09%

STATEMENT OF INVESTMENTS
December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—92.2%		
Air Freight & Logistics—1.0%		
24,025	FedEx Corporation	$ 2,366,215
Airlines—1.6%		
53,900	AMR Corporation*	590,205
77,400	JetBlue Airways Corporation*	1,797,228
86,800	Southwest Airlines Company	1,413,104
		3,800,537
Application Software—1.0%		
53,500	Mercury Interactive Corporation*	2,436,925
Asset Management & Custody Banks—1.0%		
17,250	Bank of New York Company, Inc.	576,495
39,675	Northern Trust Corporation	1,927,412
		2,503,907
Biotechnology—2.3%		
29,060	Amgen, Inc.*	1,864,199
9,650	Biogen Idec, Inc.*	642,787
25,375	Genzyme Corporation*	1,473,526
42,425	Gilead Sciences, Inc.*	1,484,451
		5,464,963
Broadcasting & Cable TV—1.8%		
132,325	Comcast Corporation Special Class A*	4,345,553
Casinos & Gaming—0.5%		
17,275	Wynn Resorts, Limited*	1,156,043
Communications Equipment—4.6%		
85,150	Avaya, Inc.*	1,464,580
257,138	Cisco Systems, Inc.*	4,962,763
37,775	Motorola, Inc.	649,730
43,850	QUALCOMM, Inc.	1,859,240
60,025	Scientific-Atlanta, Inc.	1,981,425
		10,917,738
Computer & Electronics Retail—0.5%		
19,399	Best Buy Company, Inc.	1,152,689
Computer Hardware—4.4%		
72,125	Apple Computer, Inc.*	4,644,850
38,750	Dell, Inc.*	1,632,925
43,125	International Business Machines Corporation	4,251,263
		10,529,038
Computer Storage & Peripherals—1.5%		
238,200	EMC Corporation*	3,542,034
Consumer Finance—0.7%		
62,781	MBNA Corporation	1,769,796

Shares		Market Value
Data Processing & Outsourced Services—2.1%		
89,225	Automatic Data Processing, Inc.	$ 3,957,129
25,625	CheckFree Corporation*	975,800
		4,932,929
Department Stores—2.1%		
100,125	Kohl's Corporation*	4,923,146
Diversified Banks—1.0%		
36,150	Wells Fargo & Company	2,246,723
Electrical Components & Equipment—0.9%		
29,375	Emerson Electric Company	2,059,188
Employment Services—1.6%		
29,500	Manpower, Inc.	1,424,850
69,500	Monster Worldwide, Inc.*	2,337,980
		3,762,830
Exchange Traded Funds—5.3%		
29,650	Nasdaq 100 Index Tracking Stock	1,183,332
93,725	SPDR Trust Series 1	11,331,353
		12,514,685
General Merchandise Stores—1.0%		
57,150	Dollar General Corporation	1,187,006
24,875	Target Corporation	1,291,759
		2,478,765
Healthcare Equipment—0.7%		
45,425	Boston Scientific Corporation*	1,614,859
Home Entertainment Software—0.5%		
20,600	Electronic Arts, Inc.*	1,270,608
Hotels, Resorts & Cruise Lines—3.8%		
88,725	Carnival Corporation	5,113,222
65,800	Starwood Hotels & Resorts Worldwide, Inc.	3,842,720
		8,955,942
Household Products—1.5%		
41,025	Clorox Company	2,417,603
23,275	Colgate-Palmolive Company	1,190,749
		3,608,352
Hypermarkets & Super Centers—2.3%		
101,525	Wal-Mart Stores, Inc.	5,362,551
Industrial Conglomerates—1.2%		
81,375	General Electric Company	2,970,188
Industrial Machinery—0.6%		
15,225	Illinois Tool Works, Inc.	1,411,053
Integrated Oil & Gas—1.8%		
82,541	ExxonMobil Corporation	4,231,052

See notes to statement of investments.

Shares		Market Value
Investment Banking & Brokerage—2.7%		
37,250	Goldman Sachs Group, Inc.	$ 3,875,490
46,900	Morgan Stanley	2,603,888
		6,479,378
Leisure Facilities—2.4%		
103,300	Royal Caribbean Cruises Limited	5,623,652
Life & Health Insurance—0.5%		
71,125	UnumProvident Corporation	1,275,983
Movies & Entertainment—4.6%		
211,275	Time Warner, Inc.*	4,107,186
98,600	Viacom, Inc.	3,588,054
117,075	Walt Disney Company	3,254,685
		10,949,925
Multi-Line Insurance—1.7%		
60,075	American International Group, Inc.	3,945,125
Office Electronics—0.4%		
17,700	Zebra Technologies Corporation*	996,156
Oil & Gas Drilling—0.6%		
35,150	Diamond Offshore Drilling, Inc.	1,407,758
Other Diversified Financial Services—1.5%		
52,224	Citigroup, Inc.	2,516,152
29,201	JPMorgan Chase & Company	1,139,131
		3,655,283
Personal Products—3.5%		
76,650	Estée Lauder Companies, Inc. Class A	3,508,271
104,725	Gillette Company	4,689,586
		8,197,857
Pharmaceuticals—5.4%		
87,675	Abbott Laboratories	4,090,039
63,675	Johnson & Johnson	4,038,269
54,767	Pfizer, Inc.	1,472,685
78,125	Wyeth	3,327,344
		12,928,337
Property & Casualty Insurance—0.8%		
36,525	Allstate Corporation	1,889,073
Publishing—1.2%		
33,675	Gannett Company, Inc.	2,751,248
Railroads—1.9%		
45,175	Burlington Northern Santa Fe Corporation	2,137,229
36,000	Union Pacific Corporation	2,421,000
		4,558,229
Restaurants—1.1%		
79,425	Cheesecake Factory, Inc.*	2,578,930

Shares		Market Value
Semiconductor Equipment—1.0%		
67,550	Applied Materials, Inc.*	$ 1,155,105
25,500	KLA-Tencor Corporation*	1,187,790
		2,342,895
Semiconductors—6.5%		
36,425	Broadcom Corporation*	1,175,799
4,170	Freescale Semiconductor, Inc. Class B*	76,561
231,628	Intel Corporation	5,417,779
92,025	Linear Technology Corporation	3,566,889
81,775	Maxim Integrated Products, Inc.	3,466,442
52,700	Texas Instruments, Inc.	1,297,474
17,800	Xilinx, Inc.	527,770
		15,528,714
Soft Drinks—0.9%		
52,825	Coca-Cola Company	2,199,105
Specialty Stores—0.2%		
15,125	Tiffany & Company	483,546
Systems Software—5.0%		
20,075	Adobe Systems, Inc.	1,259,506
292,641	Microsoft Corporation	7,816,441
100,800	VERITAS Software Corporation*	2,877,840
		11,953,787
Thrifts & Mortgage Finance—1.9%		
28,325	Freddie Mac	2,087,553
58,100	The PMI Group, Inc.	2,425,675
		4,513,228
Trading Companies & Distributors—1.1%		
37,450	W.W. Grainger, Inc.	2,494,919
Total Common Stocks (Domestic) **(Cost—$194,185,336)**		219,081,437
Common Stocks (Foreign)—5.3%		
Application Software—2.4%		
29,800	Amdocs Limited (CI)*	782,250
111,300	SAP AG Sponsored ADR (GE)	4,920,573
		5,702,823
Industrial Conglomerates—0.5%		
34,650	Tyco International Limited (BD)	1,238,391
IT Consulting & Other Services—0.5%		
44,300	Accenture Limited Class A (BD)*	1,196,100
Pharmaceuticals—1.0%		
79,400	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	2,370,884

See notes to statement of investments.

Shares		Market Value
Railroads—0.9%		
33,937	Canadian National Railway Company (CA)	$ 2,078,641
Total Common Stocks (Foreign)		
(Cost—$10,743,550)		12,586,839

Units		Market Value
Rights and Warrants—0.0%		
Communications Equipment—0.0%		
17,210	Lucent Technologies Warrants, expire 2007*	$ 27,192
Total Rights and Warrants		
(Cost—$0)		27,192

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.9%		
Pharmaceuticals—2.9%		
$ 6,800,000	Novartis Finance Corporation	
	2.10% 1/3/05~	$ 6,799,207
Total Corporate Short-Term Notes		
(Amortized Cost—$6,799,207)		6,799,207
Total Investments—100.4%		
(Total Cost—$211,728,093)		238,494,675
Other Assets and Liabilities—(0.4%)		(945,502)
Net Assets—100.0%		$237,549,173

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $6,799,207, or 2.9%, of the Fund's net assets as of December 31, 2004.*
    ADR - American Depositary Receipt
    SPDR - Standard and Poor's Depositary Receipt
    BD - Bermuda
    CA - Canada
    CI - Channel Islands
    GE - Germany
    IS - Israel

    See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	211,728,093
Investment securities, at market		238,494,675
Cash		658,365
Receivables:		
Capital shares sold		34,740
Dividends and interest		262,829
Other assets		60,397
Total Assets		239,511,006

Liabilities

Payables and other accrued liabilities:	
Investment securities purchased	1,272,329
Capital shares redeemed	371,298
Advisory fees	129,657
Shareholder servicing fees	24,377
Accounting fees	11,968
Distribution fees	39,106
Transfer agency fees	12,590
Custodian fees	507
Other	100,001
Total Liabilities	1,961,833
Net Assets	$ 237,549,173

Composition of Net Assets

Capital (par value and paid-in surplus)	$	314,880,144
Undistributed net investment income		393,754
Accumulated net realized loss from security transactions		(104,491,307)
Net unrealized appreciation on investments		
and foreign currency translation		26,766,582
Total	$	237,549,173

See notes to financial statements.

Statement of Assets and Liabilities

December 31, 2004 *(continued)*

Class A

Net Assets	$	1,179,753
Shares Outstanding		242,875
Net Asset Value, Redemption Price Per Share	$	4.86
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	5.16

Class B

Net Assets	$	2,110,213
Shares Outstanding		444,953
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.74

Class C

Net Assets	$	570,577
Shares Outstanding		122,550
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.66

Class F

Net Assets	$	233,409,658
Shares Outstanding		47,078,952
Net Asset Value, Offering and Redemption Price Per Share	$	4.96

Class R

Net Assets	$	247,003
Shares Outstanding		50,295
Net Asset Value, Offering and Redemption Price Per Share	$	4.91

Class T

Net Assets	$	31,969
Shares Outstanding		6,774
Net Asset Value, Redemption Price Per Share	$	4.72
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.94

See notes to financial statements.

Statement of Operations

For the year ended December 31, 2004

Investment Income

Dividends	$	3,540,686
Interest		187,133
Foreign taxes withheld		(10,929)
Total Investment Income		3,716,890

Expenses

Advisory fees—Note 2	1,494,659
Shareholder servicing fees—Note 2	275,877
Accounting fees—Note 2	137,969
Distribution fees—Note 2	160,945
Transfer agency fees—Note 2	118,813
Registration fees	38,500
Postage and mailing expenses	23,388
Custodian fees and expenses—Note 2	8,196
Printing expenses	65,042
Legal and audit fees	55,050
Directors' fees and expenses—Note 2	43,829
Other expenses	41,091
Total Expenses	2,463,359
Earnings Credits	(4,126)
Reimbursed/Waived Expenses	(1,523)
Expense Offset to Broker Commissions	(4,681)
Net Expenses	2,453,029
Net Investment Income	1,263,861

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:	
Security Transactions	20,710,060
Foreign currency transactions	33
Net Realized Gain	20,710,093
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,549,571)
Net Realized and Unrealized Gain	18,160,522
Net Increase in Net Assets Resulting from Operations	$ 19,424,383

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 1,263,861	$ 103,107
Net Realized Gain on Security Transactions and Foreign Currency Transactions	20,710,093	8,677,330
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(2,549,571)	48,238,272
Net Increase in Net Assets Resulting from Operations	19,424,383	57,018,709
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(3,007)	0
Class F	(945,884)	(183,602)
Class R	(1,108)	0
Net Decrease from Dividends and Distributions	(949,999)	(183,602)
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	174,433	408,018
Class B	237,470	407,646
Class C	173,366	121,020
Class F	(18,116,372)	(14,678,661)
Class R	29,755	127,592
Class T	0	(12,373)
Class T Payment by Service Provider	698	0
Net Decrease from Capital Share Transactions	(17,500,650)	(13,626,758)
Net Increase in Net Assets	973,734	43,208,349
Net Assets		
Beginning of year	$ 236,575,439	$ 193,367,090
End of year	$ 237,549,173	$ 236,575,439
Undistributed Net Investment Income	$ 393,754	$ 79,859

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.49	$3.44	$4.66	$5.73	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.03	(0.02)	(0.07)	0.00†
Net realized and unrealized gains (losses) on securities	0.36	1.02	(1.20)	(1.00)	(1.45)
Total from investment operations	0.38	1.05	(1.22)	(1.07)	(1.45)
Less dividends and distributions:					
From net investment income	(0.01)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.01)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.86	$4.49	$3.44	$4.66	$5.73
Total Return*	8.54%	30.52%	(26.18%)	(18.65%)	(19.04%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,180	$935	$378	$442	$318
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.26%	1.49%	1.87%	2.98%	1.06%
Expenses with reimbursements, earnings credits and brokerage offsets	1.25%	1.48%	1.87%	2.98%	1.01%
Net investment income (loss)	0.38%	(0.25%)	(0.67%)	(1.82%)	(0.03%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment loss for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.40	$3.40	$4.61	$5.65	$7.61
Income from investment operations:					
Net investment loss	(0.00)†	(0.01)	(0.05)	(0.04)	(0.02)
Net realized and unrealized gains (losses) on securities	0.34	1.01	(1.16)	(1.00)	(1.51)
Total from investment operations	0.34	1.00	(1.21)	(1.04)	(1.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.74	$4.40	$3.40	$4.61	$5.65
Total Return*	7.73%	29.41%	(26.25%)	(18.38%)	(20.09%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,110	$1,709	$1,013	$1,599	$1,170
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.01%	2.30%	2.14%	2.20%	1.80%
Expenses with reimbursements, earnings credits and brokerage offsets	2.00%	2.30%	2.14%	2.19%	1.76%
Net investment loss	(0.34%)	(1.08%)	(0.95%)	(1.03%)	(0.88%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† Net investment loss for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.
^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$4.32	$3.34	$4.55	$5.66	$7.61
Income from investment operations:					
Net investment income (loss)	0.04	0.04	(0.07)	(0.13)	(0.01)
Net realized and unrealized gains					
(losses) on securities	0.30	0.94	(1.14)	(0.98)	(1.51)
Total from investment operations	0.34	0.98	(1.21)	(1.11)	(1.52)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.66	$4.32	$3.34	$4.55	$5.66

Total Return*	7.87%	29.34%	(26.59%)	(19.58%)	(19.96%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$571	$357	$186	$270	$343
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.99%	2.29%	2.77%	3.17%	1.84%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.99%	2.28%	2.76%	3.16%	1.75%
Net investment loss	(0.24%)	(1.04%)	(1.55%)	(2.01%)	(0.83%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.99% (2004), 2.29% (2003), 3.02% (2002), 3.56% (2001), and 1.84% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$4.57	$3.50	$4.69	$5.69	$7.61
Income from investment operations:					
Net investment income (loss)	0.02	0.00†	0.00†	0.00†	(0.02)
Net realized and unrealized gains (losses) on securities	0.39	1.07	(1.19)	(1.00)	(1.47)
Total from investment operations	0.41	1.07	(1.19)	(1.00)	(1.49)
Less dividends and distributions:					
From net investment income	(0.02)	0.00^	0.00^	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.02)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.96	$4.57	$3.50	$4.69	$5.69
Total Return	8.97%	30.67%	(25.33%)	(17.55%)	(19.57%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$233,410	$233,333	$191,701	$288,752	$385,816
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.06%	1.13%	1.08%	1.14%	1.12%
Expenses with reimbursements, earnings credits and brokerage offsets	1.06%	1.13%	1.08%	1.14%	1.10%
Net investment income (loss)	0.56%	0.06%	0.11%	0.02%	(0.24%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† Net investment income for the years ended December 31, 2003, 2002, and 2001 aggregated less than $0.01 on a per share basis.
^ Distributions from net investment income for the years ended December 31, 2003 and 2002 and distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.53	$3.47	$4.74	$5.74	$7.61
Income from investment operations:					
Net investment income (loss)	0.03	0.06	(0.08)	(0.01)	0.00†
Net realized and unrealized gains (losses) on securities	0.37	1.00	(1.19)	(0.99)	(1.44)
Total from investment operations	0.40	1.06	(1.27)	(1.00)	(1.44)
Less dividends and distributions:					
From net investment income	(0.02)	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	(0.02)	0.00	0.00	0.00	(0.43)
Net Asset Value, end of year	$4.91	$4.53	$3.47	$4.74	$5.74
Total Return	8.88%	30.55%	(26.79%)	(17.39%)	(18.91%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$247	$211	$57	$51	$1
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.00%	1.35%	2.95%	2.73%	0.79%
Expenses with reimbursements, earnings credits and brokerage offsets	1.00%	1.35%	2.95%	2.72%	0.76%
Net investment income (loss)	0.54%	(0.12%)	(1.78%)	(1.68%)	0.01%
Portfolio turnover rate@	115%	123%	152%	144%	165%

† *Net investment income for the year ended December 31, 2000 aggregated less than $0.01 on a per share basis.*
^ *Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.00% (2004), 1.35% (2003), 4.68% (2002), 82.23% (2001), and 0.79% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$4.38	$3.39	$4.60	$5.68	$7.61
Income from investment operations:					
Net investment loss	(0.01)	(0.23)	(0.30)	(0.09)	(0.01)
Net realized and unrealized gains (losses) on securities	0.25	1.22	(0.91)	(0.99)	(1.49)
Total from investment operations	0.24	0.99	(1.21)	(1.08)	(1.50)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00^	(0.43)
Total distributions	0.00	0.00	0.00	0.00	(0.43)
Other:					
Payment by Service Provider	0.10†	0.00	0.00	0.00	0.00
Net Asset Value, end of year	$4.72	$4.38	$3.39	$4.60	$5.68
Total Return*	7.76%	29.20%	(26.30%)	(18.99%)	(19.69%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$32	$30	$33	$127	$82
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.90%	2.27%	2.47%	3.14%	1.28%
Expenses with reimbursements, earnings credits and brokerage offsets	1.90%	2.26%	2.46%	3.13%	1.25%
Net investment loss	(0.29%)	(1.11%)	(1.29%)	(1.96%)	(0.40%)
Portfolio turnover rate@	115%	123%	152%	144%	165%

† A service provider reimbursed the Fund's Class T shares for losses resulting from certain shareholder adjustments which otherwise would have reduced total return by 2.28%.

^ Distributions from net realized gains for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.90% (2004), 2.27% (2003), 3.71% (2002), 6.32% (2001), and 1.28% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Notes to Financial Statements

December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Equity Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 0.65% of the first $250 million of net assets, 0.60% of the next $250 million of net assets, 0.55% of the next $250 million of net assets and 0.50% of net assets in excess of $750 million.

Notes to Financial Statements

December 31, 2004 *(continued)*

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $267,153 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $94,862 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,724
Class B	$3,357
Class C	$635
Class R	$417
Class T	$173

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $17,645 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $2,971 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $142,634 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,570
Class B	$15,108	$5,036
Class C	$3,127	$1,042
Class T	$76	$76

During the year ended December 31, 2004, DSC retained $2,331 in sales commissions from the sales of Class A shares. DSC also retained $10,178 and $624 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the

Fund held by the custodian. The Fund could have employed these assets alsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,523, which reduced the amount paid to Mellon Bank to $6,673.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$33	$(33)	$0

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$949,999	$183,602
Long-Term capital gain	$ 0	$ 0
	$949,999	$183,602

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $20,697,472. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$49,538,969
2010	$50,083,634
	$99,622,603

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$ 438,872
Post-October Capital Loss Deferral	$ 1,658,174
Federal Tax Cost	$214,938,623
Gross Tax Appreciation of Investments	$ 27,122,778
Gross Tax Depreciation of Investments	$ (3,566,726)
Net Tax Appreciation	$ 23,556,052

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year Ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	167,335	$ 765,894	127,097	$ 521,827
Dividends or Distributions Reinvested	404	$ 1,961	0	$ 0
Redeemed	(133,430)	$ (593,422)	(28,494)	$ (113,809)
Net Increase	34,309	$ 174,433	98,603	$ 408,018
Class B				
Sold	215,457	$ 939,503	164,031	$ 669,282
Redeemed	(159,027)	$ (702,033)	(73,231)	$ (261,636)
Net Increase	56,430	$ 237,470	90,800	$ 407,646
Class C				
Sold	63,935	$ 278,992	55,885	$ 224,519
Redeemed	(24,034)	$ (105,626)	(28,811)	$ (103,499)
Net Increase	39,901	$ 173,366	27,074	$ 121,020
Class F				
Sold	1,109,016	$ 5,075,748	1,278,819	$ 5,147,869
Dividends or Distributions Reinvested	165,648	$ 819,960	34,819	$ 159,122
Redeemed	(5,197,897)	$ (24,012,080)	(5,079,072)	$ (19,985,652)
Net Decrease	(3,923,233)	$ (18,116,372)	(3,765,434)	$ (14,678,661)
Class R				
Sold	36,325	$ 170,596	70,118	$ 283,426
Dividends or Distributions Reinvested	223	1,096	0	0
Redeemed	(32,838)	$ (141,937)	(39,808)	$ (155,834)
Net Increase	3,710	$ 29,755	30,310	$ 127,592
Class T				
Sold	14	$ 65	709	$ 2,660
Redeemed	(14)	$ (65)	(3,604)	$ (15,033)
Net Increase (Decrease)	0	$ 0	(2,895)	$ (12,373)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $248,349,947 and $249,953,970, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Equity Growth Fund, formerly Dreyfus Founders Growth and Income Fund, (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 97.22% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and

Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Equity Growth Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO   80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY   10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY   10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0275AR1204

Dreyfus Founders Growth Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-8 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW

(unaudited)



A discussion with portfolio manager John B. Jares, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?

For the 12-month period ended December 31, 2004, Dreyfus Founders Growth Fund outperformed[1] its benchmark, the Russell 1000 Growth Index, which posted a 6.30% return for the same time period.

What was the broad market environment in which the Fund performed during the period?

The U.S. markets were choppy throughout 2004 as a result of a series of increases in the federal funds rate, record-high oil prices, continued geopolitical unrest and the anticipation of the U.S. Presidential election. However, in spite of some lingering investor concerns, the fourth quarter saw a strong market rally as the conclusion of the Presidential election lifted some uncertainty and oil prices began to moderate.

What management decisions favorably impacted Fund performance during the 12-month period ended December 31, 2004?

The Fund's performance overall was driven by strong stock selection during the period, as a handful of stocks helped drive the strong performance of the Fund. Holdings in the information technology, consumer discretionary and industrials sectors particularly buoyed the Fund's annual return. The Fund's relative overweight position in the consumer discretionary sector also benefited performance.

> *"The Fund's performance overall was driven by strong stock selection during the period, as a handful of stocks helped drive the strong performance of the Fund."*

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights

- The U.S. markets were choppy throughout 2004.
- Holdings in the information technology, consumer discretionary and industrials sectors particularly buoyed the Fund's annual return.
- Consumer spending continued to remain steady during the period, assisting the overall performance of consumer discretionary holdings.
- Underweight positions and poor stock selection in the materials and telecommunications sectors proved detrimental to Fund performance during the period.
- Although information technology holdings as a whole performed well for the Fund, select issues weighed on performance for various reasons.

Despite the fact that information technology stocks showed mixed performance overall, the Fund did invest in some names that performed well during the period. For example, **Apple Computer, Inc.**'s performance was driven by continued strong demand for its iPod, which serves the digital music market. Autodesk, Inc., a design software and digital content company, also performed well on the back of favorable acceptance of new products as well as strong company execution. **Microsoft Corporation** and **Adobe Systems, Inc.** also positively contributed to Fund performance for the period.

Consumer spending continued to remain steady during the period, assisting the overall performance of consumer discretionary holdings. Travel and leisure industry issues **Royal Caribbean Cruises Limited** and **Carnival Corporation** experienced continued strength in demand for leisure cruising.

Fund holdings in the industrials sector benefited from continued strength in the economy. **FedEx Corporation** performed well on improved volumes as a direct result of this economic growth.

During the year, we positioned the Fund with a relative underweight position in the healthcare sector as a result of our negative outlook on the pharmaceuticals industry. The industry faced fundamental challenges such as competition from generics and a lack of new, exciting products in the research and development pipeline. The healthcare sector proved to be one of the worst performing sectors for the period; however select holdings helped boost the Fund's relative performance, including **Abbott Laboratories** and healthcare product manufacturer **Johnson & Johnson**.

4

The Fund's position in Standard & Poor's Depositary Receipts also had a positive impact on Fund performance.

**What management decisions negatively impacted
Fund performance during the 12-month period?**

Our investment strategy for the Fund is to build a diversified portfolio of high-quality companies across various sectors that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting overall Fund performance.

Underweight positions and poor stock selection in the materials and telecommunications sectors proved detrimental to Fund performance during the period. Likewise, weak stock selection in the healthcare sector weighed heavily on relative Fund performance. Large-capitalization pharmaceutical companies were among the Fund's worst performers for the period largely due to safety concerns surrounding a number of blockbuster drugs, which drove share prices for these issues lower. One such stock that was negatively affected by this market environment was **Pfizer, Inc.**, as safety concerns surrounding two of the company's COX-2 inhibitor drugs, Bextra® and Celebrex®, hurt

Largest Equity Holdings (ticker symbol)	
1. Microsoft Corporation (MSFT)	4.47%
2. Royal Caribbean Cruises Limited (RCL)	2.41%
3. Intel Corporation (INTC)	2.31%
4. Carnival Corporation (CCL)	2.31%
5. SAP AG Sponsored ADR (SAP)	2.30%
6. Wal-Mart Stores, Inc. (WMT)	2.29%
7. Cisco Systems, Inc. (CSCO)	2.19%
8. Gillette Company (G)	2.11%
9. Kohl's Corporation (KSS)	2.11%
10. Apple Computer, Inc. (AAPL)	1.99%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Growth Fund on 12/31/94 to a $10,000 investment made in unmanaged securities indexes on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Standard & Poor's (S&P) 500 Index is designed to be representative of the U.S. equities market and consists of 500 leading companies in leading industries of the U.S. economy. The Russell 1000 Growth Index is an unmanaged index that measures the performance of the common stocks of those companies among the largest 1,000 publicly traded U.S. companies with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for these indexes assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

the share price. Additionally, Merck & Company's COX-2 inhibitor, Vioxx®, was voluntarily removed from the market during the period after data showed similar adverse cardiovascular impact from long-term use of the drug.

Although information technology holdings as a whole performed well for the Fund, select issues weighed on performance for various reasons. **Intel Corporation** experienced lackluster demand and declining gross margins, which sent the stock lower during the year. Oracle Corporation was hurt by the protracted fight to acquire PeopleSoft as well as tepid demand for software. **Viacom, Inc.** posted growth rates that trailed Wall Street estimates, and

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	1.35%	(12.44%)	—	(12.44%)
Without sales charge	7.56%	(11.40%)	—	(11.40%)
Class B Shares (12/31/99)				
With redemption*	2.74%	(12.33%)	—	(12.33%)
Without redemption	6.74%	(12.04%)	—	(12.04%)
Class C Shares (12/31/99)				
With redemption**	5.86%	(12.06%)	—	(12.06%)
Without redemption	6.86%	(12.06%)	—	(12.06%)
Class F Shares (1/5/62)	7.63%	(11.31%)	7.44%	N/A
Class R Shares (12/31/99)	8.09%	(11.14%)	—	(11.14%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	2.42%	(12.82%)	—	(12.82%)
Without sales charge	7.28%	(12.01%)	—	(12.01%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.



Portfolio Composition of Net Assets

32.86% Information Technology
20.19% Consumer Discretionary
12.86% Financials
11.73% Industrials
 9.98% Healthcare
 8.76% Consumer Staples
 1.38% Energy
 1.73% Other
 0.51% Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Maxim Integrated Products, Inc. underperformed as a result of lower market demand for its products and excess channel inventory. **Cisco Systems, Inc.** and NVIDIA Corporation also fared poorly for the period.

Other notable detractors from Fund performance included **Coca-Cola Company** and Newmont Mining Corporation.

In conclusion, we will continue to rely on our bottom-up research process to seek companies we believe are capable of posting strong future revenues and earnings growth at attractive valuations.

John B. Jares, CFA
Portfolio Manager

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Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you hold to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you hold with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,052.91	$7.51
Class A Hypothetical	1,000.00	1,017.62	7.38
Class B Actual	1,000.00	1,044.47	11.78
Class B Hypothetical	1,000.00	1,013.39	11.61
Class C Actual	1,000.00	1,046.14	11.27
Class C Hypothetical	1,000.00	1,013.90	11.10
Class F Actual	1,000.00	1,054.29	6.89
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,058.29	5.39
Class R Hypothetical	1,000.00	1,019.71	5.29
Class T Actual	1,000.00	1,049.96	9.42
Class T Hypothetical	1,000.00	1,015.74	9.26

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates, where applicable.

	Expense Ratio
Class A	1.45%
Class B	2.28%
Class C	2.18%
Class F	1.33%
Class R	1.04%
Class T	1.82%

STATEMENT OF INVESTMENTS

December 31, 2004

Shares		Market Value
Common Stocks (Domestic)—93.1%		
Air Freight & Logistics—1.0%		
45,000	FedEx Corporation	$ 4,432,043
Airlines—1.6%		
101,025	AMR Corporation*	1,106,224
144,600	JetBlue Airways Corporation*	3,357,612
168,000	Southwest Airlines Company	2,735,040
		7,198,876
Application Software—1.1%		
103,600	Mercury Interactive Corporation*	4,718,980
Asset Management & Custody Banks—1.1%		
33,650	Bank of New York Company, Inc.	1,124,583
77,400	Northern Trust Corporation	3,760,092
		4,884,675
Biotechnology—2.5%		
56,260	Amgen, Inc.*	3,609,079
18,775	Biogen Idec, Inc.*	1,250,603
50,600	Genzyme Corporation*	2,938,342
85,050	Gilead Sciences, Inc.*	2,975,900
		10,773,924
Broadcasting & Cable TV—2.0%		
264,808	Comcast Corporation Special Class A*	8,696,295
Casinos & Gaming—0.5%		
34,125	Wynn Resorts, Limited*	2,283,645
Communications Equipment—4.8%		
170,575	Avaya, Inc.*	2,933,890
497,930	Cisco Systems, Inc.*	9,610,049
74,250	Motorola, Inc.	1,277,100
84,925	QUALCOMM, Inc.	3,600,820
112,650	Scientific-Atlanta, Inc.	3,718,577
		21,140,436
Computer & Electronics Retail—0.5%		
37,625	Best Buy Company, Inc.	2,235,678
Computer Hardware—4.7%		
135,525	Apple Computer, Inc.*	8,727,810
79,475	Dell, Inc.*	3,349,077
87,025	International Business Machines Corporation	8,578,925
		20,655,812
Computer Storage & Peripherals—1.6%		
484,475	EMC Corporation*	7,204,143
Consumer Finance—0.8%		
125,913	MBNA Corporation	3,549,487

Shares		Market Value
Data Processing & Outsourced Services—2.2%		
172,600	Automatic Data Processing, Inc.	$ 7,654,810
49,550	CheckFree Corporation*	1,886,864
		9,541,674
Department Stores—2.1%		
187,700	Kohl's Corporation*	9,229,209
Diversified Banks—1.0%		
72,575	Wells Fargo & Company	4,510,536
Electrical Components & Equipment—0.9%		
58,025	Emerson Electric Company	4,067,553
Employment Services—1.7%		
60,475	Manpower, Inc.	2,920,943
137,125	Monster Worldwide, Inc.*	4,612,885
		7,533,828
Exchange Traded Funds—1.7%		
57,375	Nasdaq 100 Index Tracking Stock	2,289,836
43,600	SPDR Trust Series 1	5,271,240
		7,561,076
General Merchandise Stores—1.1%		
107,225	Dollar General Corporation	2,227,063
48,925	Target Corporation	2,540,675
		4,767,738
Healthcare Equipment—0.7%		
88,100	Boston Scientific Corporation*	3,131,955
Home Entertainment Software—0.6%		
39,875	Electronic Arts, Inc.*	2,459,490
Hotels, Resorts & Cruise Lines—3.3%		
175,150	Carnival Corporation	10,093,895
72,300	Starwood Hotels & Resorts Worldwide, Inc.	4,222,320
		14,316,215
Household Products—1.5%		
76,825	Clorox Company	4,527,297
43,525	Colgate-Palmolive Company	2,226,739
		6,754,036
Hypermarkets & Super Centers—2.3%		
189,696	Wal-Mart Stores, Inc.	10,019,743
Industrial Conglomerates—1.3%		
151,959	General Electric Company	5,546,504
Industrial Machinery—0.6%		
29,550	Illinois Tool Works, Inc.	2,738,694
Integrated Oil & Gas—0.8%		
64,875	ExxonMobil Corporation	3,325,493

See notes to statement of investments.

STATEMENT OF INVESTMENTS

December 31, 2004 *(continued)*

Shares		Market Value
Investment Banking & Brokerage—3.0%		
73,450	Goldman Sachs Group, Inc.	$ 7,641,738
95,425	Morgan Stanley	5,297,996
		12,939,734
Leisure Facilities—2.4%		
193,475	Royal Caribbean Cruises Limited	10,532,779
Life & Health Insurance—0.5%		
133,225	UnumProvident Corporation	2,390,057
Movies & Entertainment—4.8%		
395,150	Time Warner, Inc.*	7,681,716
197,746	Viacom, Inc.	7,195,977
229,425	Walt Disney Company	6,378,015
		21,255,708
Multi-Line Insurance—1.9%		
124,474	American International Group, Inc.	8,174,208
Office Electronics—0.4%		
34,325	Zebra Technologies Corporation*	1,931,811
Oil & Gas Drilling—0.6%		
68,225	Diamond Offshore Drilling, Inc.	2,732,411
Other Diversified Financial Services—1.7%		
104,892	Citigroup, Inc.	5,053,697
57,631	JPMorgan Chase & Company	2,248,185
		7,301,882
Personal Products—3.8%		
159,003	Estée Lauder Companies, Inc. Class A	7,277,567
206,700	Gillette Company	9,256,026
		16,533,593
Pharmaceuticals—5.8%		
172,350	Abbott Laboratories	8,040,128
125,150	Johnson & Johnson	7,937,013
102,444	Pfizer, Inc.	2,754,719
155,900	Wyeth	6,639,781
		25,371,641
Property & Casualty Insurance—0.9%		
72,100	Allstate Corporation	3,729,012
Publishing—1.4%		
76,625	Gannett Company, Inc.	6,260,263
Railroads—2.0%		
88,175	Burlington Northern Santa Fe Corporation	4,171,559
67,350	Union Pacific Corporation	4,529,288
		8,700,847
Restaurants—1.2%		
156,187	Cheesecake Factory, Inc.*	5,071,392

Shares		Market Value

Semiconductor Equipment—1.0%
130,650	Applied Materials, Inc.*	$ 2,234,115
49,375	KLA-Tencor Corporation*	2,299,888
		4,534,003

Semiconductors—6.8%
68,225	Broadcom Corporation*	2,202,303
8,198	Freescale Semiconductor, Inc. Class B*	150,515
433,201	Intel Corporation	10,132,571
178,250	Linear Technology Corporation	6,908,970
158,325	Maxim Integrated Products, Inc.	6,711,397
103,975	Texas Instruments, Inc.	2,559,865
34,400	Xilinx, Inc.	1,019,960
		29,685,581

Soft Drinks—1.2%
| 121,175 | Coca-Cola Company | 5,044,515 |

Specialty Stores—0.2%
| 28,375 | Tiffany & Company | 907,149 |

Systems Software—6.4%
40,850	Adobe Systems, Inc.	2,562,929
733,376	Microsoft Corporation	19,588,473
201,275	VERITAS Software Corporation*	5,746,401
		27,897,803

Thrifts & Mortgage Finance—2.0%
55,675	Freddie Mac	4,103,248
113,300	The PMI Group, Inc.	4,730,275
		8,833,523

Trading Companies & Distributors—1.1%
| 70,150 | W.W. Grainger, Inc. | 4,673,393 |

Total Common Stocks (Domestic)
(Cost—$364,982,396)
| | | 407,779,043 |

Common Stocks (Foreign)—6.4%

Application Software—2.7%
62,300	Amdocs Limited (CI)*	1,635,375
227,500	SAP AG Sponsored ADR (GE)	10,057,775
		11,693,150

Hotels, Resorts & Cruise Lines—0.7%
| 34,925 | Four Seasons Hotels, Inc. (CA) | 2,856,516 |

Industrial Conglomerates—0.6%
| 67,375 | Tyco International Limited (BD) | 2,407,983 |

IT Consulting & Other Services—0.5%
| 82,900 | Accenture Limited Class A (BD)* | 2,238,300 |

Pharmaceuticals—1.0%
| 148,500 | Teva Pharmaceutical Industries Limited Sponsored ADR (IS) | 4,434,210 |

See notes to statement of investments.

Shares		Market Value
Railroads—0.9%		
66,687	Canadian National Railway Company (CA)	$ 4,084,579
Total Common Stocks (Foreign) **(Cost—$23,072,556)**		27,714,738

Units		Market Value
Rights and Warrants—0.0%		
Communications Equipment—0.0%		
106,447	Lucent Technologies Warrants, expire 2007*	$ 168,186
Total Rights and Warrants **(Cost—$0)**		168,186

Principal Amount		Amortized Cost
Corporate Short-Term Notes—1.4%		
Pharmaceuticals—1.4%		
$ 6,000,000	Novartis Finance Corporation 2.10% 1/3/05~	$ 5,999,300
Total Corporate Short-Term Notes **(Amortized Cost—$5,999,300)**		5,999,300
Total Investments—100.9% **(Total Cost—$394,054,252)**		441,661,267
Other Assets and Liabilities—(0.9%)		(3,783,149)
Net Assets—100.0%		$437,878,118

Notes to Statement of Investments

*   *Non-income producing.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,999,300, or 1.4%, of the Fund's net assets as of December 31, 2004.*
    ADR - American Depositary Receipt
    SPDR - Standard and Poor's Depositary Receipt.
    BD - Bermuda
    CA - Canada
    CI - Channel Islands
    GE - Germany
    IS - Israel

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	394,054,252
Investment securities, at market		441,661,267
Cash		1,105,335
Receivables:		
Capital shares sold		146,476
Dividends and interest		390,590
Other assets		129,390
Total Assets		443,433,058

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		2,364,325
Capital shares redeemed		2,320,547
Advisory fees		281,064
Shareholder servicing fees		42,208
Accounting fees		22,458
Distribution fees		123,433
Transfer agency fees		41,909
Custodian fees		2,076
Other		356,920
Total Liabilities		5,554,940
Net Assets	$	437,878,118

Composition of Net Assets

Capital (par value and paid-in surplus)	$	1,121,840,785
Undistributed net investment income		1,178,792
Accumulated net realized loss from security transactions		(732,748,474)
Net unrealized appreciation on investments and foreign currency translation		47,607,015
Total	$	437,878,118

See notes to financial statements.

December 31, 2004 *(continued)*

Class A

Net Assets	$	6,356,224
Shares Outstanding		603,442
Net Asset Value, Redemption Price Per Share	$	10.53
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	11.17

Class B

Net Assets	$	12,406,411
Shares Outstanding		1,223,186
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.14

Class C

Net Assets	$	1,880,538
Shares Outstanding		185,665
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	10.13

Class F

Net Assets	$	406,550,176
Shares Outstanding		38,410,300
Net Asset Value, Offering and Redemption Price Per Share	$	10.58

Class R

Net Assets	$	10,584,348
Shares Outstanding		989,928
Net Asset Value, Offering and Redemption Price Per Share	$	10.69

Class T

Net Assets	$	100,421
Shares Outstanding		9,877
Net Asset Value, Redemption Price Per Share	$	10.17
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	10.65

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$	7,410,831
Interest		255,927
Foreign taxes withheld		(23,668)
Total Investment Income		7,643,090

Expenses

Advisory fees—Note 2	3,511,652
Shareholder servicing fees—Note 2	416,085
Accounting fees—Note 2	281,094
Distribution fees—Note 2	1,207,552
Transfer agency fees—Note 2	494,623
Registration fees	41,938
Postage and mailing expenses	55,042
Custodian fees and expenses—Note 2	10,535
Printing expenses	75,175
Legal and audit fees	97,404
Directors' fees and expenses—Note 2	87,948
Other expenses	85,343
Total Expenses	6,364,391
Earnings Credits	(7,790)
Reimbursed/Waived Expenses	(979)
Expense Offset to Broker Commissions	(4,096)
Net Expenses	6,351,526
Net Investment Income	1,291,564

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain on:		
Security Transactions		52,095,323
Foreign Currency Transactions		81
Net Realized Gain		52,095,404
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(21,249,162)
Net Realized and Unrealized Gain		30,846,242
Net Increase in Net Assets Resulting from Operations	$	32,137,806

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income (Loss)	$ 1,291,564	$ (2,162,775)
Net Realized Gain on Security and Foreign Currency Transactions	52,095,404	16,581,469
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(21,249,162)	122,368,802
Net Increase in Net Assets Resulting from Operations	32,137,806	136,787,496
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(520,803)	(258,678)
Class B	(2,029,596)	(1,223,196)
Class C	(15,393)	(166,651)
Class F	(108,174,647)	(88,319,324)
Class R	967,838	2,736,606
Class T	(130,287)	(41,579)
Net Decrease from Capital Share Transactions	(109,902,888)	(87,272,822)
Net Increase (Decrease) in Net Assets	(77,765,082)	49,514,674
Net Assets		
Beginning of year	$ 515,643,200	$ 466,128,526
End of year	$ 437,878,118	$ 515,643,200
Undistributed (Accumulated) Net Investment Income (Loss)	$ 1,178,792	$ (112,853)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.79	$7.46	$10.53	$14.02	$23.88
Income from investment operations:					
Net investment income (loss)	0.02†	(0.06)	(0.06)	(0.05)	(0.05)
Net realized and unrealized gains (losses) on securities	0.72	2.39	(3.01)	(3.44)	(6.39)
Total from investment operations	0.74	2.33	(3.07)	(3.49)	(6.44)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.53	$9.79	$7.46	$10.53	$14.02
Total return*	7.56%	31.23%	(29.15%)	(24.89%)	(27.30%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$6,356	$6,452	$5,149	$7,795	$8,655
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.42%	1.66%	1.48%	1.21%	1.08%
Expenses with reimbursements, earnings credits and brokerage offsets	1.41%	1.66%	1.48%	1.20%	1.05%
Net investment income (loss)	0.22%	(0.59%)	(0.56%)	(0.47%)	(0.54%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.50	$7.30	$10.38	$13.91	$23.88
Income from investment operations:					
Net investment loss	(0.06)†	(0.17)	(0.18)	(0.13)	(0.11)
Net realized and unrealized gains (losses) on securities	0.70	2.37	(2.90)	(3.40)	(6.44)
Total from investment operations	0.64	2.20	(3.08)	(3.53)	(6.55)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.14	$9.50	$7.30	$10.38	$13.91
Total return*	6.74%	30.14%	(29.67%)	(25.38%)	(27.77%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$12,406	$13,664	$11,603	$19,829	$25,359
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.22%	2.48%	2.22%	1.93%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	2.22%	2.48%	2.22%	1.92%	1.80%
Net investment loss	(0.58%)	(1.41%)	(1.30%)	(1.20%)	(1.29%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† *Computed using average shares outstanding throughout the year.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$9.48	$7.29	$10.36	$13.92	$23.88
Income from investment operations:					
Net investment loss	(0.05)†	(0.19)	(0.26)	(0.18)	(0.10)
Net realized and unrealized gains (losses) on securities	0.70	2.38	(2.81)	(3.38)	(6.44)
Total from investment operations	0.65	2.19	(3.07)	(3.56)	(6.54)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.13	$9.48	$7.29	$10.36	$13.92
Total return*	6.86%	30.04%	(29.63%)	(25.58%)	(27.72%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,881	$1,774	$1,528	$2,979	$4,384
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.16%	2.49%	2.37%	2.11%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	2.16%	2.49%	2.37%	2.10%	1.80%
Net investment loss	(0.49%)	(1.42%)	(1.46%)	(1.38%)	(1.28%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

Financial Highlights
(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.83	$7.48	$10.53	$14.03	$23.87
Income from investment operations:					
Net investment income (loss)	0.03†	(0.17)	(0.22)	(0.15)	(0.21)
Net realized and unrealized gains					
(losses) on securities	0.72	2.52	(2.83)	(3.35)	(6.21)
Total from investment operations	0.75	2.35	(3.05)	(3.50)	(6.42)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.58	$9.83	$7.48	$10.53	$14.03
Total return	7.63%	31.42%	(28.96%)	(24.95%)	(27.23%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$406,550	$484,742	$443,307	$865,425	$1,441,466
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	1.33%	1.47%	1.38%	1.31%	1.07%
Expenses with reimbursements,					
earnings credits and brokerage offsets	1.33%	1.47%	1.37%	1.30%	1.06%
Net investment income (loss)	0.30%	(0.41%)	(0.46%)	(0.58%)	(0.58%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

†   *Computed using average shares outstanding throughout the year.*
#   *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.89	$7.50	$10.57	$14.07	$23.88
Income from investment operations:					
Net investment income (loss)	0.07	0.01	0.01	(0.02)	(0.02)
Net realized and unrealized gains (losses) on securities	0.73	2.38	(3.08)	(3.48)	(6.37)
Total from investment operations	0.80	2.39	(3.07)	(3.50)	(6.39)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.69	$9.89	$7.50	$10.57	$14.07
Total return	8.09%	31.87%	(29.04%)	(24.88%)	(27.08%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,584	$8,792	$4,333	$2,023	$9
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.03%	1.13%	1.30%	1.46%	0.82%
Expenses with reimbursements, earnings credits and brokerage offsets	1.03%	1.13%	1.30%	1.46%	0.79%
Net investment income (loss)	0.65%	(0.04%)	(0.34%)	(0.72%)	(0.29%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

\#   *Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.48	$7.27	$10.38	$14.00	$23.88
Income from investment operations:					
Net investment loss	(0.02)†	(0.30)	(0.56)	(0.19)	(0.09)
Net realized and unrealized gains (losses) on securities	0.71	2.51	(2.55)	(3.43)	(6.37)
Total from investment operations	0.69	2.21	(3.11)	(3.62)	(6.46)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.42)
Total distributions	0.00	0.00	0.00	0.00	(3.42)
Net Asset Value, end of year	$10.17	$9.48	$7.27	$10.38	$14.00
Total return*	7.28%	30.40%	(29.96%)	(25.86%)	(27.38%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$100	$220	$208	$621	$802
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.79%	2.22%	2.78%	2.56%	1.32%
Expenses with reimbursements, earnings credits and brokerage offsets	1.79%	2.22%	2.78%	2.55%	1.29%
Net investment loss	(0.17%)	(1.15%)	(1.89%)	(1.83%)	(0.80%)
Portfolio turnover rate@	107%	124%	139%	152%	182%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the

payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $363,400 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $130,531 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$12,144
Class B	$32,198
Class C	$3,736
Class R	$5,802
Class T	$596

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $309,616 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $8,305 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $1,097,027 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C, and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$15,534
Class B	$95,550	$31,850
Class C	$14,511	$4,837
Class T	$464	$464

During the year ended December 31, 2004, DSC retained $2,556 in sales commissions from the sales of Class A shares. DSC also retained $32,772 and $25 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $979, which reduced the amount paid to Mellon Bank to $9,556.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$81	$(81)	$0

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $39,713,175. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$501,000
2009	$516,034,883
2010	$209,975,954
	$726,511,837

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$1,301,047
Federal Tax Cost	400,290,889
Gross Tax Appreciation of Investments	47,200,686
Gross Tax Depreciation of Investments	(5,830,308)
Net Tax Appreciation	41,370,378

4. Capital Share Transactions

The Fund is authorized to issue 750 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	105,906	$ 1,056,250	102,390	$ 863,766
Redeemed	(161,536)	$ (1,577,053)	(133,313)	$ (1,122,444)
Net Decrease	(55,630)	$ (520,803)	(30,923)	$ (258,678)
Class B				
Sold	30,813	$ 293,687	95,258	$ 810,696
Redeemed	(246,029)	$ (2,323,283)	(245,915)	$ (2,033,892)
Net Decrease	(215,216)	$ (2,029,596)	(150,657)	$ (1,223,196)
Class C				
Sold	38,619	$ 368,762	22,136	$ 191,985
Redeemed	(40,060)	$ (384,155)	(44,718)	$ (358,636)
Net Decrease	(1,441)	$ (15,393)	(22,582)	$ (166,651)
Class F				
Sold	2,973,891	$ 29,284,630	5,549,619	$ 46,590,327
Redeemed	(13,900,368)	$ (137,459,277)	(15,507,433)	$ (134,909,651)
Net Decrease	(10,926,477)	$ (108,174,647)	(9,957,814)	$ (88,319,324)
Class R				
Sold	381,438	$ 3,739,499	388,827	$ 3,417,348
Redeemed	(280,086)	$ (2,771,661)	(77,669)	$ (680,742)
Net Increase	101,352	$ 967,838	311,158	$ 2,736,606
Class T				
Sold	136	$ 1,307	856	$ 6,961
Redeemed	(13,405)	$ (131,594)	(6,333)	$ (48,540)
Net Decrease	(13,269)	$ (130,287)	(5,477)	$ (41,579)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $483,599,481 and $576,324,316, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

YOUR BOARD REPRESENTATIVES
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

This page intentionally left blank.

For More Information

**Dreyfus Founders
Growth Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

This report and the statements it contains are submitted for the general information of our shareholders. The report is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.

Dreyfus Founders Funds are managed by Founders Asset Management LLC. Founders and Founders Funds are registered trademarks of Founders Asset Management LLC.



© 2005 Dreyfus Service Corporation

0213AR1204

Dreyfus Founders
International Equity Fund

ANNUAL REPORT December 31, 2004



TABLE OF CONTENTS

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Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Management Overview

(unaudited)

  

*A discussion with co-portfolio managers Remi J. Browne, CFA, left,
Daniel B. LeVan, CFA, middle, and Jeffrey R. Sullivan, CFA, right*

**How did the Fund perform relative to its benchmark
for the 12 months ended December 31, 2004?**

For the 12 months ended December 31, 2004, Dreyfus Founders
International Equity Fund outperformed[1] its benchmark, the Morgan
Stanley Capital International (MSCI) World ex U.S. Index, which returned
20.38% for the same period.

**Please describe the broad market and economic
environment in which the Fund performed.**

European markets confounded skeptics who believed weak local demand,
record high commodity prices and currency strength would materially erode
business performance. Instead, natural resource-rich countries, such as
Norway, and areas with flourishing local growth, like Spain, offset more
sluggish results generated by France
and Germany. Additionally, several
emerging economies were welcomed
into the European Union (EU)
during 2004, which now boasts
25 members.

> *"Our focus, as always, is on
> selecting stocks with improving
> business momentum and
> attractive valuations in each
> country and sector regardless
> of the market's direction."*

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7
for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights

- Substantial positive contribution to relative Fund performance on a country basis came from the United Kingdom, Canada and Germany.
- The Fund's holdings in the industrials sector also had a positive impact on relative Fund performance.
- The largest negative contributor to relative Fund performance on a country basis came from Hong Kong.
- The biggest stock specific detractors to the Fund's relative performance came from the information technology, telecommunication services and healthcare sectors.

Despite robust export activity, Japan lagged other Asian markets during the period due to mixed performance in the information technology sector, an area that fell under intense selling pressure during the fourth quarter of the year. In addition, the long-awaited recovery in domestic consumption has been slow to materialize, causing the Japanese market to pause toward the end of the period.

When examining sectors, many reaped the benefits of accelerating global production in 2004; however, information technology and healthcare trailed for the year. Information technology weakness occurred due to high valuations, the rollover in the semiconductor cycle, and lack of a pick-up in IT spending. Healthcare, on the other hand, experienced investor backlash due to negative press concerning pharmaceutical companies with blockbuster drugs being pulled from the market.

What management decisions positively contributed to the Fund's performance during the year?

Substantial positive contribution to relative Fund performance on a country basis came from the United Kingdom, Canada and Germany. The Fund's holdings in these countries outpaced the benchmark due to strong stock selection. Singapore and France also performed well during the period.

Led by U.K.-based Cairn Energy PLC, the Fund's holdings in the energy sector performed well for the year. Cairn's stock price rose during the period, as the oil and gas exploration and production company enjoyed highly successful exploration ventures in India and soaring oil prices.

The Fund's holdings in the industrials sector also had a positive impact on relative Fund performance, primarily owing to strong stock selection. Swedish truck manufacturer **Volvo AB** was the best performing industrials holding.

Utilities holding **Fortum Oyj** was another top performer for the year. Fortum, a Finnish energy and utility firm, gained on increasing Scandinavian power prices and rumors the company may spin out its oil and gas exploration division.

The consumer staples sector was also a positive contributor to relative Fund performance due to holdings such as **SABMiller PLC**, which rallied during the period as the Miller brand continued to recover and took market share away from Budweiser in the U.S.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Vodafone Group PLC (United Kingdom; VOD)	4.02%
2. SABMiller PLC (United Kingdom; SAB)	2.35%
3. Barclays PLC (United Kingdom; BARC)	2.16%
4. ING Groep NV (Netherlands; ING.C)	2.03%
5. BP PLC (United Kingdom; BP)	2.02%
6. Koninklijke KPN NV (Netherlands; KPN)	2.01%
7. Sanofi-Synthelabo SA (France; SAN)	1.91%
8. Tesco PLC (United Kingdom; TSCO)	1.85%
9. Shire Pharmaceuticals Group PLC (United Kingdom; SHP)	1.77%
10. Toyota Motor Corporation (Japan; 7203)	1.77%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders International Equity Fund on its inception date of 12/29/95 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to fee waivers and expense limitations. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	15.59%	(8.22%)	—	(8.22%)
Without sales charge	22.69%	(7.13%)	—	(7.13%)
Class B Shares (12/31/99)				
With redemption*	17.78%	(8.14%)	—	(8.14%)
Without redemption	21.78%	(7.82%)	—	(7.82%)
Class C Shares (12/31/99)				
With redemption**	20.83%	(7.86%)	—	(7.86%)
Without redemption	21.83%	(7.86%)	—	(7.86%)
Class F Shares (12/29/95)	22.70%	(7.09%)	—	6.55%
Class R Shares (12/31/99)	23.45%	(6.84%)	—	(6.84%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	16.88%	(8.21%)	—	(8.21%)
Without sales charge	22.42%	(7.36%)	—	(7.36%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limitations, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Additionally, financials holdings **Barclays PLC** and **ING Groep NV**, automotive industry supplier **Continental AG** and Dutch telecommunication services holding, **Koninklijke KPN NV** boosted the Fund's relative return.

What management decisions negatively contributed to the Fund's performance during the year?

The largest negative contributor to relative Fund performance on a country basis came from Hong Kong. The Fund's holdings in this country were down and significantly underperformed the benchmark for the year. Other countries with negative contributions to relative Fund performance included Denmark, Italy, Sweden and Switzerland.

The biggest detractors on a sector basis to the Fund's relative performance came from the information technology, telecommunication services and healthcare sectors. In the information technology sector, Citizens Electronics Company Limited had one of the largest negative impacts on the Fund's relative performance. The Japanese electronic parts manufacturer's sales suffered due to a slowing cellular phone market.



Portfolio Composition of Net Assets

23.67%	United Kingdom
21.40%	Japan
10.09%	France
8.65%	Germany
6.04%	Switzerland
5.17%	Canada
4.05%	Australia
4.05%	Netherlands
3.94%	Italy
12.94%	Other Countries

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

During the period, we anticipated relative growth in the Fund's telecommunications services sector holdings. However, specific stocks in this sector, including China Unicom Limited and KDDI Corporation, underperformed and weighed heavily on Fund performance.

In healthcare, pharmaceutical companies AstraZeneca PLC and **GlaxoSmithKline PLC** and biotech firm **Serono SA** were among the largest detractors from performance. AstraZeneca and Glaxo both fell as the U.K.-based pharmaceutical firms battled negative sector sentiment brought about by negative test results on Merck & Company's VIOXX® and Pfizer, Inc.'s Celebrex®. In addition, AstraZeneca experienced falling new prescription numbers for its cholesterol drug, Crestor®, late in the year.

Other weak performers hindering performance for the period included Finnish-based **Nokia Oyj** and U.K.-based materials technology company Cookson Group PLC, which were both down during the Fund's holding period.

Our focus, as always, is on selecting stocks with improving business momentum and attractive valuations in various countries and sectors regardless of the market's direction. We will continue to focus on companies we believe could generate strong earnings relative to their valuations for possible inclusion in the Fund.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,115.00	$7.61
Class A Hypothetical	1,000.00	1,017.87	7.13
Class B Actual	1,000.00	1,146.71	11.66
Class B Hypothetical	1,000.00	1,014.06	10.94
Class C Actual	1,000.00	1,147.01	11.67
Class C Hypothetical	1,000.00	1,014.06	10.94
Class F Actual	1,000.00	1,155.18	7.61
Class F Hypothetical	1,000.00	1,017.87	7.13
Class R Actual	1,000.00	1,161.65	6.27
Class R Hypothetical	1,000.00	1,019.15	5.85
Class T Actual	1,000.00	1,151.82	8.96
Class T Hypothetical	1,000.00	1,016.60	8.40

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.40%
Class B	2.15%
Class C	2.15%
Class F	1.40%
Class R	1.15%
Class T	1.65%

Statement of Investments

December 31, 2004

Shares		Market Value
Common Stocks (Foreign)—102.3%		
Aerospace & Defense—1.0%		
88,800	BAE Systems PLC (UK)	$ 392,945
Apparel, Accessories & Luxury Goods—2.1%		
17,000	Bulgari SPA (IT)	210,045
41,500	Burberry Group PLC (UK)	319,476
9,300	Compagnie Financiere Richemont AG (SZ)	309,564
		839,085
Application Software—1.7%		
56,400	Sage Group PLC (UK)	218,984
2,500	SAP AG (GE)	445,834
		664,818
Automobile Manufacturers—3.7%		
36,600	Nissan Motor Company Limited (JA)	397,896
4,300	Renault SA (FR)	359,746
16,900	Toyota Motor Corporation (JA)	687,743
		1,445,385
Biotechnology—0.9%		
540	Serono SA (SZ)	355,694
Brewers—4.3%		
19,200	Asahi Breweries Limited (JA)	237,775
7,600	InBev NV (BE)	294,827
6,900	Orkla ASA (NW)	226,708
55,200	SABMiller PLC (UK)	915,585
		1,674,895
Broadcasting & Cable TV—2.9%		
44,500	Mediaset SPA (IT)	564,340
41,900	Publishing & Broadcasting Limited (AU)	574,782
		1,139,122

Guide to Understanding Foreign Holdings

The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		Market Value

Communications Equipment—3.1%

27,200	Nokia Oyj (FI)	$ 429,610
2,400	Research In Motion Limited (CA)*	197,857
177,200	Telefonaktiebolaget LM Ericsson (SW)	565,299
		1,192,766

Computer Hardware—0.5%

30,000	Fujitsu Limited (JA)	195,277

Computer Storage & Peripherals—0.7%

13,600	ATI Technologies, Inc. (CA)*	264,009

Construction & Engineering—0.7%

11,700	ACS, Actividades de Construccion y Servicios SA (SP)	267,174

Construction, Farm Machinery & Heavy Trucks—1.6%

15,800	Volvo AB (SW)	626,494

Consumer Electronics—1.2%

31,100	Casio Computer Company Limited (JA)	479,839

Consumer Finance—0.6%

3,400	Sanyo Shinpan Finance Company Limited (JA)	241,554

Diversified Banks—8.0%

6,420	Alpha Bank AE (GR)	223,919
91,700	Banca Intesa SPA (IT)	441,237
74,919	Barclays PLC (UK)	842,821
6,707	BNP Paribas SA (FR)	485,909
17,200	HBOS PLC (UK)	280,008
6,034	Royal Bank of Scotland Group PLC (UK)	202,948
22,000	Shizuoka Bank Limited (JA)	208,471
4,300	Societe Generale (FR)	435,143
		3,120,456

Diversified Capital Markets—1.7%

10,600	Credit Suisse Group (SZ)*	445,590
2,470	UBS AG (SZ)	207,119
		652,709

Diversified Chemicals—1.3%

7,000	BASF AG (GE)	503,520

Diversified Metals & Mining—2.9%

46,500	BHP Billiton Limited (AU)	559,152
31,100	Xstrata PLC (UK)	556,445
		1,115,597

Electric Utilities—2.8%

5,400	E.ON AG (GE)	493,098
31,900	Fortum Oyj (FI)	590,564
		1,083,662

Electrical Components & Equipment—0.9%

31,500	Sumitomo Electric Industries Limited (JA)	342,759

See notes to statement of investments.

Shares		Market Value
Electronic Equipment Manufacturers—2.2%		
65,000	Hitachi Limited (JA)	$ 450,376
3,600	Hoya Corporation (JA)	406,480
		856,856
Food Retail—3.3%		
1,300	Colruyt NV (BE)	211,336
4,900	Delhaize Group (BE)	372,645
116,900	Tesco PLC (UK)	722,069
		1,306,050
Forest Products—0.6%		
17,500	Canfor Corporation (CA)*	228,572
Household Products—0.9%		
11,300	Reckitt Benckiser PLC (UK)	341,451
Hypermarkets & Super Centers—1.8%		
9,000	Ito-Yokado Company Limited (JA)	377,672
5,600	Metro AG (GE)	307,973
		685,645
Industrial Conglomerates—0.6%		
41,000	Keppel Corporation Limited (SG)	216,001
Industrial Machinery—1.2%		
56,000	NSK Limited (JA)	281,448
3,400	Saurer AG (SZ)*	200,334
		481,782
Integrated Oil & Gas—5.4%		
80,719	BP PLC (UK)	787,200
7,700	Husky Energy, Inc. (CA)	220,101
18,800	Repsol YPF SA (SP)	489,613
2,858	Total SA (FR)	624,277
		2,121,191
Integrated Telecommunication Services—5.5%		
15,800	Deutsche Telekom AG (GE)*	357,363
7,500	France Telecom (FR)	248,335
82,500	Koninklijke KPN NV (NE)	783,845
13,200	Telefonica SA (SP)	248,677
17,200	Telus Corporation (CA)	519,933
		2,158,153
Leisure Products—1.1%		
18,300	Sankyo Company Limited (JA)	413,433
Life & Health Insurance—1.2%		
74,200	Friends Provident PLC (UK)	219,366
92,500	Old Mutual PLC (UK)	235,290
		454,656
Marine—1.8%		
62	AP Moller-Maersk AS (DE)	512,078
31,000	Kawasaki Kisen Kaisha Limited (JA)	199,366
		711,444

Shares		Market Value
Movies & Entertainment—0.9%		
11,500	Vivendi Universal SA (FR)	$ 367,181
Multi-Line Insurance—1.1%		
19,200	Aviva PLC (UK)	231,476
3,900	Baloise Holding Limited (SZ)	180,063
		411,539
Multi-Utilities & Unregulated Power—0.5%		
7,700	Suez SA (FR)	205,347
Office Electronics—1.7%		
12,000	Canon, Inc. (JA)	647,604
Oil & Gas Exploration & Production—1.8%		
12,800	Eni SPA (IT)	320,478
2,200	Norsk Hydro ASA (NW)	173,263
141,600	Oil Search Limited (AU)	200,906
		694,647
Other Diversified Financial Services—2.6%		
26,200	ING Groep NV (NE)	792,731
6,900	Sun Life Financial, Inc. (CA)	231,209
		1,023,940
Pharmaceuticals—11.5%		
12,000	Eisai Company Limited (JA)	394,652
10,100	GlaxoSmithKline PLC (UK)	236,940
4,900	Merck KGaA (GE)	335,014
12,959	Novartis AG (SZ)	653,021
5,400	Novo Nordisk AS Class B (DE)	295,033
8,000	Ono Pharmaceuticals Company Limited (JA)	448,912
9,300	Sanofi-Synthelabo SA (FR)	743,292
65,800	Shire Pharmaceuticals Group PLC (UK)	690,969
13,600	Takeda Pharmaceuticals Company Limited (JA)	684,844
		4,482,677
Precious Metals & Minerals—1.0%		
17,800	ThyssenKrupp AG (GE)	391,953
Property & Casualty Insurance—0.6%		
20,100	QBE Insurance Group Limited (AU)	241,855
Publishing—0.6%		
25,500	United Business Media PLC (UK)	234,978
Railroads—0.9%		
5,800	Canadian National Railway Company (CA)	353,702
Semiconductors—0.6%		
106,200	ARM Holdings PLC (UK)	225,285
Steel—1.6%		
14,900	JFE Holdings, Inc. (JA)	425,320
80,000	Nippon Steel Corporation (JA)	195,960
		621,280

See notes to statement of investments.

Shares		Market Value
Tires & Rubber—1.4%		
8,400	Continental AG (GE)	$ 533,777
Trading Companies & Distributors—1.6%		
48,000	Mitsubishi Corporation (JA)	620,201
Wireless Telecommunication Services—5.7%		
10,000	Bouygues SA (FR)	462,145
59,400	China Mobile (Hong Kong) Limited (HK)	201,370
578,175	Vodafone Group PLC (UK)	1,567,810
		2,231,325
Total Common Stocks (Foreign)		
(Cost—$30,078,362)		39,860,285

Principal Amount		Amortized Cost
Corporate Short-Term Notes—2.1%		
Household Appliances—2.1%		
$800,000	Stanley Works, Inc.	
	2.20% 1/3/05~	$ 799,902
Total Corporate Short-Term Notes		
(Amortized Cost—$799,902)		799,902
Total Investments—104.4%		
(Total Cost—$30,878,264)		40,660,187
Other Assets and Liabilities—(4.4%)		(1,700,120)
Net Assets—100.0%		$38,960,067

Notes to Statement of Investments

* *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $799,902, or 2.1%, of the Fund's net assets as of December 31, 2004.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	30,878,264
Investment securities, at market		40,660,187
Cash		121,581
Foreign currency (cost $1,880)		1,887
Receivables:		
Capital shares sold		35,637
Dividends and interest		35,034
From adviser		11,453
Other assets		30,430
Total Assets		40,896,209

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		1,858,407
Advisory fees		25,359
Shareholder servicing fees		6,690
Accounting fees		3,381
Distribution fees		4,489
Transfer agency fees		14,409
Custodian fees		3,512
Other		19,895
Total Liabilities		1,936,142
Net Assets	$	38,960,067

Composition of Net Assets

Capital (par value and paid-in surplus)	$	60,399,223
Undistributed net investment income		3,289
Accumulated net realized loss from security transactions		(31,229,444)
Net unrealized appreciation on investments and foreign currency translation		9,786,999
Total	$	38,960,067

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004 *(continued)*

Class A

Net Assets	$	25,075,912
Shares Outstanding		2,106,642
Net Asset Value, Redemption Price Per Share	$	11.90
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	12.63

Class B

Net Assets	$	2,280,905
Shares Outstanding		196,161
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.63

Class C

Net Assets	$	476,367
Shares Outstanding		41,032
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	11.61

Class F

Net Assets	$	10,885,487
Shares Outstanding		913,037
Net Asset Value, Offering and Redemption Price Per Share	$	11.92

Class R

Net Assets	$	66,382
Shares Outstanding		5,525
Net Asset Value, Offering and Redemption Price Per Share	$	12.01

Class T

Net Assets	$	175,014
Shares Outstanding		14,777
Net Asset Value, Redemption Price Per Share	$	11.84
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.40

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year ended December 31, 2004

Investment Income

Dividends	$	917,889
Interest		21,695
Foreign taxes withheld		(108,429)
Total Investment Income		831,155

Expenses

Advisory fees—Note 2	385,226
Shareholder servicing fees—Note 2	87,835
Accounting fees—Note 2	38,523
Distribution fees—Note 2	45,440
Transfer agency fees—Note 2	84,201
Registration fees	49,287
Postage and mailing expenses	1,911
Custodian fees and expenses—Note 2	52,375
Printing expenses	25,760
Legal and audit fees	8,121
Directors' fees and expenses—Note 2	6,723
Other expenses	21,343
Total Expenses	806,745
Earnings Credits	(1,289)
Reimbursed/Waived Expenses	(248,314)
Expense Offset to Broker Commissions	(3,253)
Net Expenses	553,889
Net Investment Income	277,266

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		8,484,907
Foreign Currency Transactions		(1,523)
Net Realized Gain		8,483,384
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(886,438)
Net Realized and Unrealized Gain		7,596,946
Net Increase in Net Assets Resulting from Operations	$	7,874,212

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Income	$ 277,266	$ 254,642
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	8,483,384	(5,296,540)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(886,438)	16,056,126
Net Increase in Net Assets Resulting from Operations	7,874,212	11,014,228
Dividends and Distributions to Shareholders		
From Net Investment Income		
Class A	(185,495)	(156,488)
Class B	0	(1,759)
Class F	(72,290)	(71,823)
Class R	(11,405)	(28,532)
Class T	(511)	(910)
Net Decrease from Dividends and Distributions	(269,701)	(259,512)
Capital Share Transactions		
Net Decrease—Note 4		
Class A	(2,078,483)	(1,959,586)
Class B	(527,506)	(450,587)
Class C	(94,599)	(190,274)
Class F	(980,705)	(2,350,311)
Class R	(3,373,718)	(204,031)
Class T	(31,098)	(57,906)
Net Decrease from Capital Share Transactions	(7,086,109)	(5,212,695)
Net Increase in Net Assets	518,402	5,542,021
Net Assets		
Beginning of year	$ 38,441,665	$ 32,899,644
End of year	$ 38,960,067	$ 38,441,665
Undistributed (Accumulated) Net Investment Income (Loss)	$ 3,289	$ (2,753)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.77	$7.19	$10.03	$14.42	$19.88
Income from investment operations:					
Net investment income (loss)	0.08	0.06	0.01	0.00†	(0.03)
Net realized and unrealized gains (losses) on securities	2.14	2.59	(2.84)	(4.39)	(3.53)
Total from investment operations	2.22	2.65	(2.83)	(4.39)	(3.56)
Less dividends and distributions:					
From net investment income	(0.09)	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.09)	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$11.90	$9.77	$7.19	$10.03	$14.42
Total Return*	22.69%	36.84%	(28.19%)	(30.44%)	(17.60%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$25,076	$22,432	$18,217	$29,151	$4,434
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.42%	1.41%	1.40%	1.46%	1.82%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.44%	1.77%
Net investment income (loss)	0.74%	0.80%	0.13%	(0.74%)	(0.36%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.05% (2004), 2.48% (2003), 2.18% (2002), 1.78% (2001), and 1.82% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.55	$7.03	$9.87	$14.29	$19.88
Income from investment operations:					
Net investment income (loss)	0.00†,+	(0.08)	(0.11)	(0.12)	(0.09)
Net realized and unrealized gains (losses) on securities	2.08	2.61	(2.73)	(4.30)	(3.60)
Total from investment operations	2.08	2.53	(2.84)	(4.42)	(3.69)
Less dividends and distributions:					
From net investment income	0.00	(0.01)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	(0.01)	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.63	$9.55	$7.03	$9.87	$14.29
Total Return*	21.78%	35.95%	(28.77%)	(30.93%)	(18.27%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,281	$2,372	$2,201	$3,786	$5,129
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.16%	2.16%	2.16%	2.28%	2.57%
Expenses with reimbursements, earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.26%	2.52%
Net investment income (loss)	0.00%	0.07%	(0.61%)	(1.03%)	(1.18%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† Computed using average shares outstanding throughout the year.

+ Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.

* Sales charges are not reflected in the total return.

Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.85% (2004), 3.32% (2003), 2.91% (2002), 2.67% (2001) and 2.57% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000

Class C Shares
Per Share Operating Data

Net Asset Value, beginning of year	$9.53	$7.02	$9.86	$14.27	$19.88
Income from investment operations:					
Net investment income (loss)	0.00†,+	(0.26)	(0.29)	(0.16)	(0.07)
Net realized and unrealized gains					
(losses) on securities	2.08	2.77	(2.55)	(4.25)	(3.64)
Total from investment operations	2.08	2.51	(2.84)	(4.41)	(3.71)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	0.00	0.00	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.61	$9.53	$7.02	$9.86	$14.27
Total Return*	21.83%	35.76%	(28.80%)	(30.90%)	(18.37%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$476	$482	$532	$1,429	$2,635
Ratios to average net assets:					
Expenses with reimbursements, but no					
earnings credits or brokerage offsets#	2.16%	2.16%	2.16%	2.29%	2.55%
Expenses with reimbursements,					
earnings credits and brokerage offsets	2.15%	2.15%	2.15%	2.26%	2.50%
Net investment income (loss)	0.03%	0.08%	(0.63%)	(0.99%)	(1.18%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

†   *Computed using average shares outstanding throughout the year.*
+   *Net investment income for the year ended December 31, 2004 aggregated less than $0.01 on a per share basis.*
*   *Sales charges are not reflected in the total return.*
#   *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.87% (2004), 3.25% (2003), 3.11% (2002), 2.85% (2001), and 2.55% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.78	$7.18	$10.03	$14.40	$19.87
Income from investment operations:					
Net investment income (loss)	0.08†	(0.01)	(0.05)	(0.07)	(0.08)
Net realized and unrealized gains (losses) on securities	2.14	2.68	(2.79)	(4.30)	(3.49)
Total from investment operations	2.22	2.67	(2.84)	(4.37)	(3.57)
Less dividends and distributions:					
From net investment income	(0.08)	(0.07)	(0.01)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.08)	(0.07)	(0.01)	0.00	(1.90)
Net Asset Value, end of year	$11.92	$9.78	$7.18	$10.03	$14.40
Total Return	22.70%	37.17%	(28.30%)	(30.35%)	(17.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,885	$9,837	$9,321	$16,640	$30,040
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.41%	1.40%	1.40%	1.55%	1.84%
Expenses with reimbursements, earnings credits and brokerage offsets	1.40%	1.40%	1.40%	1.52%	1.80%
Net investment income (loss)	0.76%	0.80%	0.12%	(0.26%)	(0.55%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

†   *Computed using average shares outstanding throughout the year.*
#   *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.10% (2004), 2.52% (2003), 2.13% (2002), 1.99% (2001) and 1.95% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$9.82	$7.22	$10.08	$14.45	$19.88
Income from investment operations:					
Net investment income (loss)	0.13†	0.09	0.02	0.00+	(0.01)
Net realized and unrealized gains (losses) on securities	2.17	2.60	(2.85)	(4.37)	(3.52)
Total from investment operations	2.30	2.69	(2.83)	(4.37)	(3.53)
Less dividends and distributions:					
From net investment income	(0.11)	(0.09)	(0.03)	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.11)	(0.09)	(0.03)	0.00	(1.90)
Net Asset Value, end of year	$12.01	$9.82	$7.22	$10.08	$14.45
Total Return	23.45%	37.27%	(28.10%)	(30.24%)	(17.45%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$66	$3,146	$2,470	$6,102	$2,716
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.15%	1.15%	1.16%	1.28%	1.63%
Expenses with reimbursements, earnings credits and brokerage offsets	1.15%	1.15%	1.15%	1.26%	1.53%
Net investment income (loss)	1.21%	1.03%	0.27%	(0.04%)	(0.40%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the year.*

\+ *Net investment loss for the year ended December 31, 2001 aggregated less than $0.01 on a per share basis.*

\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.65% (2004), 1.95% (2003), 1.71% (2002), 1.57% (2001), and 1.63% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$9.70	$7.14	$9.97	$14.37	$19.88
Income from investment operations:					
Net investment income (loss)	0.06†	0.00+	(0.10)	(0.09)	(0.06)
Net realized and unrealized gains (losses) on securities	2.11	2.61	(2.73)	(4.31)	(3.55)
Total from investment operations	2.17	2.61	(2.83)	(4.40)	(3.61)
Less dividends and distributions:					
From net investment income	(0.03)	(0.05)	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.90)
Total distributions	(0.03)	(0.05)	0.00	0.00	(1.90)
Net Asset Value, end of year	$11.84	$9.70	$7.14	$9.97	$14.37
Total Return*	22.42%	36.58%	(28.39%)	(30.62%)	(17.85%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$175	$172	$158	$343	$654
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.66%	1.65%	1.65%	1.80%	2.03%
Expenses with reimbursements, earnings credits and brokerage offsets	1.65%	1.65%	1.65%	1.77%	1.98%
Net investment income (loss)	0.57%	0.67%	(0.12%)	(0.53%)	(0.70%)
Portfolio turnover rate@	85%	144%	220%	213%	184%

† *Computed using average shares outstanding throughout the year.*
+ *Net investment income for the year ended December 31, 2003 aggregated less than $0.01 on a per share basis.*
* *Sales charges are not reflected in the total return.*
\# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.44% (2004), 2.88% (2003), 4.00% (2002), 2.86% (2001), and 2.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*
See notes to financial statements.

Notes to Financial Statements
December 31, 2004

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders International Equity Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally invests a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a

percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Founders has agreed to waive a portion of its management fee and to limit the total expenses of the Fund. Founders agreed to waive that portion of its management fee that exceeds 0.75% of the Fund's average net assets and to limit the annual expenses of the Fund (net of credits received from the Fund's custodian) to 1.40% for Class A and Class F shares, 2.15% for Class B and Class C shares, 1.15% for Class R shares and 1.65% for Class T shares. These reductions are made pursuant to a permanent contractual commitment. For the year ended December 31, 2004, $232,778 was reimbursed to the Fund by Founders pursuant to this provision.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $22,397 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $8,045 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$58,085
Class B	$6,772
Class C	$1,499
Class R	$2,710
Class T	$711

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $6,379 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $3,374 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $24,844 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$58,276
Class B	$16,658	$5,553
Class C	$3,493	$1,164
Class T	$445	$445

During the year ended December 31, 2004, DSC retained $440 and $72 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $11,655 of contingent deferred sales charges relating to redemptions of Class B.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement.

The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $15,536, which reduced the amount paid to Mellon Bank to $36,839.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—An affiliate of Founders reimbursed the Fund $4,811 shortly after the fiscal year end for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$(1,523)	$1,526	$(3)

The tax character of distributions paid during 2004 and 2003 was as follows:

	2004	2003
Distributions paid from:		
Ordinary Income	$269,701	$259,512
Long-term capital gain	$ 0	$ 0
	$269,701	$259,512

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. The utilization of acquired losses may be limited under federal tax laws. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $8,440,768. Accumulated capital losses as of December 31, 2004 are:

Expiration	Amount
2008	$5,074,404
2009	$12,777,527
2010	$5,986,171
2011	$7,339,094
	$31,177,196

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below includes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Undistributed Ordinary Income	$9,042
Federal Tax Cost	$30,930,512
Gross Tax Appreciation of Investments	$9,786,985
Gross Tax Depreciation of Investments	$(57,310)
Net Tax Appreciation	$9,729,675

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	111,208	$ 1,148,486	724,401	$ 5,318,119
Dividends or Distributions Reinvested	14,688	$ 174,191	15,239	$ 147,964
Redeemed	(315,412)	$ (3,401,160)	(978,731)	$ (7,425,669)
Net Decrease	(189,516)	$ (2,078,483)	(239,091)	$ (1,959,586)
Class B				
Sold	11,870	$ 124,485	72,988	$ 520,427
Dividends or Distributions Reinvested	0	$ 0	146	$ 1,391
Redeemed	(64,211)	$ (651,991)	(137,735)	$ (972,405)
Net Decrease	(52,341)	$ (527,506)	(64,601)	$ (450,587)
Class C				
Sold	6,433	$ 64,792	165,203	$ 1,132,327
Redeemed	(15,944)	$ (159,391)	(190,526)	$ (1,322,601)
Net Decrease	(9,511)	$ (94,599)	(25,323)	$ (190,274)
Class F				
Sold	470,504	$ 4,815,790	1,515,865	$ 11,180,704
Dividends or Distributions Reinvested	5,843	$ 69,420	6,797	$ 66,066
Redeemed	(569,384)	$ (5,865,915)	(1,814,806)	$ (13,597,081)
Net Decrease	(93,037)	$ (980,705)	(292,144)	$ (2,350,311)
Class R				
Sold	40,338	$ 419,337	146,346	$ 1,105,834
Dividends or Distributions Reinvested	957	$ 11,405	2,764	$ 26,981
Redeemed	(355,989)	$ (3,804,460)	(170,854)	$ (1,336,846)
Net Decrease	(314,694)	$ (3,373,718)	(21,744)	$ (204,031)
Class T				
Sold	1,431	$ 14,400	97,501	$ 651,910
Dividends or Distributions Reinvested	42	$ 492	91	$ 882
Redeemed	(4,460)	$ (45,990)	(101,973)	$ (710,698)
Net Decrease	(2,987)	$ (31,098)	(4,381)	$ (57,906)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $32,138,435 and $37,956,406, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders International Equity Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

OTHER TAX INFORMATION
(unaudited)

Corporate Dividends Received Deduction

Dividends paid by the Fund from net investment income and distributions of net realized short-term capital gains are, for federal tax purposes, taxable as ordinary income to shareholders. Of the ordinary income distributions declared for the year ended December 31, 2004, 0.00% qualified for the dividends received deduction available to the Fund's corporate shareholders.

Qualified Dividend Income

For the year ended December 31, 2004, the Fund designated 100% of the ordinary income distributions paid as qualified dividend income subject to reduced income tax rates for taxpayers with taxable accounts.

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television and

Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
International Equity Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0360AR1204

Dreyfus Founders Mid-Cap Growth Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager

Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)

 

A discussion with co-portfolio managers John B. Jares, CFA, left, and Daniel E. Crowe, CFA

How did the Fund perform relative to its benchmark for the 12-month period ended December 31, 2004?
For the 12-month period ended December 31, 2004, the Dreyfus Founders Mid-Cap Growth Fund outperformed[1] its benchmark, the Russell MidCap Growth Index, which returned 15.48% for the period.

To what do you attribute the market's overall performance during the period?
The market's performance during the 12-month period can be demarcated into three distinct periods. The start of 2004 continued to exhibit the strength associated with the beginning of the economic recovery that was realized in 2003. However, from March through August, the improving economy was overshadowed by concerns over the Federal Reserve raising interest rates, increased oil prices, the lack of clarity regarding an outcome in Iraq, and uncertainty surrounding the outcome to the U.S. Presidential election. These concerns led to declines in most major equity indexes into August. Finally, the last four months of the year saw strong market advances as merger and acquisition activity picked up, the Presidential election passed with the incumbent retaining office, and corporate earnings growth remained strong.

"Our bottom-up investment process led us to sell positions that had appreciated to levels such that the risk versus reward proposition was no longer favorable."

---

[1]Excluding sales charges, which result in lower returns for certain share classes. Please see page 7 for average annual total returns for all share classes, including and excluding sales charges.

Performance Highlights

- The last four months of the year saw strong market advances as merger and acquisition activity picked up, the Presidential election passed with the incumbent retaining office, and corporate earnings growth remained strong.

- The Fund's relative performance was positively impacted by strong stock selection within specific areas of the information technology sector such as software and hardware.

- Relative overweight positions in the consumer discretionary and industrials sectors aided Fund performance. The largest boon to performance in these sectors came from strong stock selection.

- Although an underweight position in the financials sector weighed on relative Fund performance, it was weak stock selection in this sector that created the largest offset to overall positive performance.

- An underweight position coupled with poor stock selection in the healthcare sector also proved detrimental to relative Fund performance.

Mr. Jares, what changes did you make to the portfolio after assuming management responsibilities in March?

The bottom-up investment process we utilize to identify the most attractive mix of potential reward and limited risk has not changed. However, since March, the portfolio's concentration increased as the average number of holdings declined. The portfolio consisted of 60 stocks at the end of the year, down from more than 100 stocks at the beginning of the year. This change positively impacted performance as these larger holdings significantly contributed to the Fund's overall performance.

Our diligent research process to identify new investment opportunities also benefited the Fund as seven of the top ten positive contributors to Fund performance for the year were added to the Fund after I assumed management responsibilities in March.

Did your bottom-up investment approach lead to any changes in portfolio composition during the reporting period?

Our bottom-up investment process led us to sell positions that had appreciated to levels such that the risk versus reward proposition was no longer favorable. Large stock price declines during the third quarter created new investment opportunities. **TIBCO Software**, Inc. and **GTECH Holdings Corporation** both became large positions in the Fund. TIBCO has since seen increased demand for its business integration software and improved sales force productivity. GTECH, an operator of online lottery transaction processing systems, appreciated after concerns regarding the company's legal matters in Brazil decreased.

What factors positively contributed to the Fund's relative performance during the 12-month period?

The Fund's relative performance was positively impacted by strong stock selection within specific areas of the information technology sector such as software and hardware. Previously mentioned TIBCO Software, Inc., **Apple Computer, Inc.**, Autodesk, Inc., **VERITAS Software Corporation** and **NAVTEQ** were among the Fund's top performers in this sector for the period. Software companies benefited as corporate spending picked up and signs of further industry consolidation began to emerge. Apple appreciated over the period due in part from the continuing popularity of its iPod products as well as the introduction of a new Mac computer. Autodesk, Inc., a design software and digital content company, continued to benefit from increased penetration of its three-dimensional (3D) products. Digital map data provider NAVTEQ saw strong demand for its geographic mapping products.

Largest Equity Holdings (ticker symbol)	
1. Henry Schein, Inc. (HSIC)	3.31%
2. VERITAS Software Corporation (VRTS)	3.15%
3. Lafarge North America, Inc. (LAF)	3.04%
4. W.W. Grainger, Inc. (GWW)	3.03%
5. GTECH Holdings Corporation (GTK)	2.72%
6. The PMI Group, Inc. (PMI)	2.70%
7. Blackboard, Inc. (BBBB)	2.61%
8. Bed Bath and Beyond, Inc. (BBBY)	2.36%
9. Zebra Technologies Corporation (ZBRA)	2.29%
10. TIBCO Software, Inc. (TIBX)	2.22%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Mid-Cap Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Russell Midcap Growth Index measures the performance of the 800 smallest companies in the Russell 1000 Index with higher price-to-book ratios and higher forecasted growth values. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. The Russell 1000 Index measures the performance of the largest 1,000 publicly traded U.S. companies. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	11.26%	(7.31%)	—	(7.31%)
Without sales charge	17.90%	(6.21%)	—	(6.21%)
Class B Shares (12/31/99)				
With redemption*	12.91%	(7.02%)	—	(7.02%)
Without redemption	16.91%	(6.78%)	—	(6.78%)
Class C Shares (12/31/99)				
With redemption**	16.16%	(7.01%)	—	(7.01%)
Without redemption	17.16%	(7.01%)	—	(7.01%)
Class F Shares (9/8/61)	18.44%	(5.79%)	5.76%	N/A
Class R Shares (12/31/99)	17.70%	(6.04%)	—	(6.04%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	11.83%	(7.86%)	—	(7.86%)
Without sales charge	17.11%	(7.01%)	—	(7.01%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's performance is due to amounts received from class action settlements regarding prior Fund holdings. There is no guarantee that these settlement distributions will occur in the future or have a similar impact on performance. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with mid-cap investing, such as limited product lines, less liquidity, and small market share.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Gains in VERITAS provide a good example of how the risk versus reward framework benefited the Fund during the year. The company lost more than a third of its market capitalization after a disappointing second quarter earnings report. This created an opportunity for the Fund to build a position in the leading provider of storage software at a reasonable valuation. VERITAS experienced an appreciation in its share price due to an improvement in its fundamentals and, ultimately, an offer from software firm Symantec Corporation to acquire the company.

Relative overweight positions in the consumer discretionary and industrials sectors aided Fund performance. The largest boon to performance in these sectors came from strong stock selection. **Royal Caribbean Cruises Limited** and **Getty Images, Inc.** delivered strong performance within the consumer discretionary sector. Royal Caribbean experienced strong recovery in demand for leisure cruising, while stock photography provider Getty Images continued to leverage the electronic distribution of digital images, which helped drive higher profits. Within the industrials sector, **W.W. Grainger, Inc.**, a leading



Portfolio Composition of Net Assets

23.59%	Consumer Discretionary
23.51%	Information Technology
17.43%	Healthcare
10.91%	Industrials
10.80%	Financials
3.04%	Materials
2.42%	Energy
1.87%	Telecommunications Services
1.94%	Other
4.49%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

provider of facilities maintenance products, delivered strong branch sales in part due to the success of its market expansion. Transportation company **J.B. Hunt Transport Services, Inc.** was also a notable positive contributor to Fund performance for the period.

Conversely, what factors negatively contributed to the Fund's relative performance during the 12-month period?
Although an underweight position in the financials sector weighed on relative Fund performance, it was weak stock selection in this sector that created the largest offset to overall positive performance. Poor interest rate risk management hurt New York Community Bancorp, Inc. AmeriTrade Holding Corporation was negatively impacted as trading volumes fell, earnings were revised down, and the industry continued to struggle with aggressive pricing.

An underweight position coupled with poor stock selection in the healthcare sector also proved detrimental to relative Fund performance. Among the worst performers in this sector were long-term acute care hospital services provider Select Medical Corporation and generic pharmaceutical company Andrx Corporation.

The telecommunications sector also had a negative impact on performance, due mainly to the Fund's underweight position relative to its benchmark.

Although the information technology sector provided the largest buoy for relative Fund performance, names within the semiconductor industry weighed on the sector's positive contribution. NVIDIA Corporation, QLogic Corporation and Fairchild Semiconductor International, Inc. all had a large negative impact on Fund performance. NVIDIA reported poor second quarter results due to aggressive competitor pricing and weak demand for low-end processors. QLogic Corporation underperformed as it pre-announced lower-than-expected first quarter earnings due to weaker demand for its storage-related products. Fairchild Semiconductor declined due to weaker end-market demand.

Other holdings that negatively impacted relative Fund performance during the period included **Blackboard, Inc.** and Corinthian Colleges, Inc. Blackboard, a provider of educational software products, declined due to weak third quarter bookings. Corinthian Colleges suffered from numerous factors including overly optimistic expectations and concerns over the closing of existing facilities. In addition, industry concerns also surfaced based on issues at other for-profit educational services companies.

At year's end, corporate activity began to pick up as executives began making strategic decisions regarding investing in businesses and acquisitions. Consumer spending was reasonable, oil prices appeared to have moderated and employment was once again stable to improving. Additionally, inflation remained benign, long-term interest rates remained very low, and credit spreads were tight. While our outlook was generally positive at year-end, a number of issues such as a weakening of the U.S. dollar, increased inflation and consumer credit quality kept us cautiously optimistic. We will continue to focus on our bottom-up investment process and will work diligently to seek the most attractive mix of potential reward and limited risk.

John B. Jares, CFA
Co-Portfolio Manager

Daniel E. Crowe, CFA
Co-Portfolio Manager

This page intentionally left blank.

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,104.16	$8.44
Class A Hypothetical	1,000.00	1,016.91	8.09
Class B Actual	1,000.00	1,094.59	13.14
Class B Hypothetical	1,000.00	1,012.38	12.62
Class C Actual	1,000.00	1,099.67	12.69
Class C Hypothetical	1,000.00	1,012.83	12.17
Class F Actual	1,000.00	1,108.72	7.07
Class F Hypothetical	1,000.00	1,018.23	6.77
Class R Actual	1,000.00	1,101.33	10.08
Class R Hypothetical	1,000.00	1,015.33	9.67
Class T Actual	1,000.00	1,096.16	12.78
Class T Hypothetical	1,000.00	1,012.73	12.27

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.59%
Class B	2.48%
Class C	2.39%
Class F	1.33%
Class R	1.90%
Class T	2.41%

Shares		Market Value
Common Stocks (Domestic)—93.3%		
Airlines—1.2%		
61,750	AMR Corporation*	$ 676,156
37,500	JetBlue Airways Corporation*	870,750
		1,546,906
Application Software—3.8%		
217,009	Blackboard, Inc.*	3,213,903
30,875	NAVTEQ*	1,431,365
		4,645,268
Asset Management & Custody Banks—3.3%		
50,667	Calamos Asset Management, Inc.*	1,368,009
55,325	Northern Trust Corporation	2,687,689
		4,055,698
Auto Parts & Equipment—1.8%		
45,025	Autoliv, Inc.	2,174,708
Biotechnology—4.0%		
30,600	Genzyme Corporation*	1,776,942
37,175	Gilead Sciences, Inc.*	1,300,753
24,375	OSI Pharmaceuticals, Inc.*	1,824,469
		4,902,164
Casinos & Gaming—5.3%		
129,200	GTECH Holdings Corporation	3,352,740
21,975	Station Casinos, Inc.	1,201,593
29,400	Wynn Resorts, Limited*	1,967,448
		6,521,781
Communications Equipment—1.6%		
58,600	Scientific-Atlanta, Inc.	1,934,386
Computer Hardware—1.7%		
31,825	Apple Computer, Inc.*	2,049,530
Computer Storage & Peripherals—0.5%		
6,975	Lexmark International, Inc.*	592,875
Construction Materials—3.0%		
72,875	Lafarge North America, Inc.	3,739,945
Department Stores—2.1%		
51,500	Kohl's Corporation*	2,532,255
Electronic Equipment Manufacturers—0.8%		
60,675	Symbol Technologies, Inc.	1,049,678
Employment Services—1.3%		
32,350	Manpower, Inc.	1,562,505
Environmental Services—1.8%		
49,700	Stericycle, Inc.*	2,283,715

Shares		Market Value
Exchange Traded Funds—1.9%		
71,800	Semiconductor HLDRs Trust	$ 2,395,248
Healthcare Distributors—3.3%		
58,525	Henry Schein, Inc.*	4,075,681
Healthcare Equipment—1.8%		
50,225	Biomet, Inc.	2,179,263
Healthcare Services—1.5%		
19,550	Quest Diagnostics, Inc.	1,868,003
Home Furnishings—3.0%		
40,075	Leggett & Platt, Inc.	1,139,332
27,800	Mohawk Industries, Inc.*	2,536,750
		3,676,082
Homebuilding—1.7%		
10,000	KB Home	1,044,000
16,050	Toll Brothers, Inc.*	1,101,191
		2,145,191
Leisure Facilities—1.6%		
35,875	Royal Caribbean Cruises Limited	1,953,035
Life & Health Insurance—0.6%		
39,500	UnumProvident Corporation	708,630
Office Electronics—2.3%		
50,075	Zebra Technologies Corporation*	2,818,221
Oil & Gas Exploration & Production—2.4%		
18,225	Bill Barrett Corporation*	583,018
38,825	Noble Energy, Inc.	2,393,950
		2,976,968
Other Diversified Financial Services—2.2%		
32,625	Ambac Financial Group, Inc.	2,679,491
Pharmaceuticals—6.9%		
59,100	Barr Pharmaceuticals, Inc.*	2,691,414
74,000	Eon Labs, Inc.*	1,998,000
55,850	Medicis Pharmaceutical Corporation Class A	1,960,894
64,150	MGI Pharma, Inc.*	1,796,842
		8,447,150
Publishing—1.7%		
30,175	Getty Images, Inc.*	2,077,549
Railroads—0.5%		
9,450	Union Pacific Corporation	635,513
Regional Banks—1.5%		
58,450	South Financial Group, Inc.	1,901,379

See notes to statement of investments.

Shares		Market Value
Restaurants—3.3%		
91,700	Applebee's International, Inc.	$ 2,425,465
35,825	Yum! Brands, Inc.	1,690,224
		4,115,689
Semiconductor Equipment—1.4%		
63,000	Novellus Systems, Inc.*	1,757,070
Semiconductors—2.4%		
20,000	Broadcom Corporation*	645,600
53,325	Maxim Integrated Products, Inc.	2,260,447
		2,906,047
Specialty Stores—3.1%		
72,925	Bed Bath & Beyond, Inc.*	2,904,603
18,325	Guitar Center, Inc.*	965,544
		3,870,147
Systems Software—5.4%		
205,000	TIBCO Software, Inc.*	2,734,700
135,875	VERITAS Software Corporation*	3,879,231
		6,613,931
Technology Distributors—2.0%		
38,075	CDW Corporation	2,526,276
Thrifts & Mortgage Finance—2.7%		
79,800	The PMI Group, Inc.	3,331,650
Trading Companies & Distributors—4.5%		
98,850	United Rentals, Inc.*	1,868,265
56,075	W.W. Grainger, Inc.	3,735,717
		5,603,982
Trucking—1.5%		
40,150	J.B. Hunt Transport Services, Inc.	1,800,728
Wireless Telecommunication Services—1.9%		
125,000	American Tower Corporation*	2,300,000
Total Common Stocks (Domestic)		
(Cost—$98,443,617)		114,954,338
Common Stocks (Foreign)—2.2%		
Application Software—1.7%		
78,800	Amdocs Limited (CI)*	2,068,500
Investment Banking & Brokerage—0.5%		
120,000	ICAP PLC (UK)	626,033
Total Common Stocks (Foreign)		
(Cost—$2,548,629)		2,694,533

Principal Amount	Amortized Cost
Corporate Short-Term Notes—4.3%	
Special Purpose Entity—4.3%	
$5,300,000 Nestlé Capital Corporation 2.14% 1/3/05~	$ 5,299,370
Total Corporate Short-Term Notes (Amortized Cost—$5,299,370)	5,299,370
Total Investments—99.8% (Total Cost—$106,291,616)	122,948,241
Other Assets and Liabilities—0.2%	232,979
Net Assets—100.0%	$123,181,220

Notes to Statement of Investments

*   *Non-income producing.*

~ *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $5,299,370, or 4.3%, of the Fund's net assets as of December 31, 2004.*

   HLDRs - Holding Company Depositary Receipts

   CI - Channel Islands

   UK - United Kingdom

   See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	106,291,616
Investment securities, at market		122,948,241
Cash		397,537
Receivables:		
Capital shares sold		85,826
Dividends and interest		35,919
Other assets		23,925
Total Assets		123,491,448

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		85,285
Advisory fees		83,301
Shareholder servicing fees		15,543
Accounting fees		6,156
Distribution fees		22,152
Transfer agency fees		11,607
Custodian fees		1,579
Directors Deferred Compensation		23,926
Other		60,679
Total Liabilities		310,228
Net Assets	$	123,181,220

Composition of Net Assets

Capital (par value and paid-in surplus)	$	156,625,929
Accumulated net investment loss		(19,633)
Accumulated net realized loss from security transactions		(50,081,701)
Net unrealized appreciation on investments		16,656,625
Total	$	123,181,220

Class A

Net Assets	$	1,546,244
Shares Outstanding		372,304
Net Asset Value, Redemption Price Per Share	$	4.15
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	4.40

Class B

Net Assets	$	1,823,393
Shares Outstanding		454,616
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	4.01

Class C

Net Assets	$	428,131
Shares Outstanding		108,177
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	3.96

Class F

Net Assets	$	119,272,754
Shares Outstanding		28,162,302
Net Asset Value, Offering and Redemption Price Per Share	$	4.24

Class R

Net Assets	$	71,135
Shares Outstanding		16,961
Net Asset Value, Offering and Redemption Price Per Share	$	4.19

Class T

Net Assets	$	39,563
Shares Outstanding		9,966
Net Asset Value, Redemption Price Per Share	$	3.97
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	4.16

See notes to financial statements.

STATEMENT OF OPERATIONS
For the year endend December 31, 2004

Investment Income

Dividends	$	540,165
Interest		50,079
Foreign taxes withheld		(2,043)
Total Investment Income		588,201

Expenses

Advisory fees—Note 2	1,044,064
Shareholder servicing fees—Note 2	170,223
Accounting fees—Note 2	77,525
Distribution fees—Note 2	185,790
Transfer agency fees—Note 2	83,090
Registration fees	50,312
Postage and mailing expenses	16,590
Custodian fees and expenses—Note 2	6,708
Printing expenses	28,333
Legal and audit fees	28,580
Directors' fees and expenses—Note 2	25,960
Other expenses	28,661
Total Expenses	1,745,836
Earnings Credits	(2,670)
Reimbursed/Waived Expenses	(1,247)
Expense Offset to Broker Commissions	(4,589)
Net Expenses	1,737,330
Net Investment Loss	(1,149,129)

Realized and Unrealized Gain (Loss) on Security Transactions

Net Realized Gain on Security Transactions		32,490,110
Net Change in Unrealized Appreciation/Depreciation of Investments		(10,271,293)
Net Realized and Unrealized Gain		22,218,817
Net Increase in Net Assets Resulting from Operations	$	21,069,688

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (1,149,129)	$ (1,356,208)
Net Realized Gain on Security Transactions	32,490,110	20,810,975
Net Change in Unrealized Appreciation/Depreciation of Investments	(10,271,293)	25,868,151
Net Increase in Net Assets Resulting from Operations	21,069,688	45,322,918
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	152,338	542,198
Class B	(32,488)	264,005
Class C	45,566	(52,492)
Class F	(60,416,547)	24,535,977
Class R	(51,768)	9,780
Class T	(76)	5,472
Net Increase (Decrease) from Capital Share Transactions	(60,302,975)	25,304,940
Net Increase (Decrease) in Net Assets	(39,233,287)	70,627,858
Net Assets		
Beginning of year	$ 162,414,507	$ 91,786,649
End of year	$ 123,181,220	$162,414,507
Accumulated Net Investment Loss	$ (19,633)	$ (15,164)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.52	$2.58	$3.44	$4.38	$8.68
Income from investment operations:					
Net investment income (loss)	(0.03)	0.03	(0.04)	(0.06)	(0.02)
Net realized and unrealized gains (losses) on securities	0.66	0.91	(0.82)	(0.88)	(2.05)
Total from investment operations	0.63	0.94	(0.86)	(0.94)	(2.07)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.15	$3.52	$2.58	$3.44	$4.38
Total Return*	17.90%	36.43%	(25.00%)	(21.46%)	(23.40%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,546	$1,191	$476	$538	$625
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.54%	1.87%	2.15%	2.47%	1.29%
Expenses with reimbursements, earnings credits and brokerage offsets	1.53%	1.86%	2.15%	2.46%	1.25%
Net investment loss	(1.07%)	(1.38%)	(1.81%)	(1.93%)	(0.74%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

* Sales charges are not reflected in the total return.

\# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.43	$2.54	$3.39	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.07)	(0.03)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gains (losses) on securities	0.65	0.92	(0.80)	(0.88)	(2.09)
Total from investment operations	0.58	0.89	(0.85)	(0.93)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.01	$3.43	$2.54	$3.39	$4.32
Total Return*	16.91%	35.04%	(25.07%)	(21.53%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$1,823	$1,587	$969	$1,138	$1,047
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.37%	2.65%	2.68%	2.59%	2.04%
Expenses with reimbursements, earnings credits and brokerage offsets	2.37%	2.64%	2.67%	2.58%	1.99%
Net investment loss	(1.90%)	(2.16%)	(2.33%)	(2.06%)	(1.47%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

*   Sales charges are not reflected in the total return.
\#   Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@   Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.38	$2.50	$3.36	$4.32	$8.68
Income from investment operations:					
Net investment loss	(0.06)†	(0.10)	(0.08)	(0.08)	(0.04)
Net realized and unrealized gains (losses) on securities	0.64	0.98	(0.78)	(0.88)	(2.09)
Total from investment operations	0.58	0.88	(0.86)	(0.96)	(2.13)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$3.96	$3.38	$2.50	$3.36	$4.32
Total Return*	17.16%	35.20%	(25.60%)	(22.22%)	(24.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$428	$323	$274	$380	$422
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.32%	2.51%	2.99%	3.94%	2.04%
Expenses with reimbursements, earnings credits and brokerage offsets	2.31%	2.51%	2.98%	3.93%	2.00%
Net investment loss	(1.83%)	(2.02%)	(2.65%)	(3.41%)	(1.46%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

† Computed using average shares outstanding throughout the year.

* Sales charges are not reflected in the total return.

\# Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.32% (2004), 2.51% (2003), 3.04% (2002), 4.25% (2001), and 2.04% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class F Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.58	$2.62	$3.47	$4.36	$8.68
Income from investment operations:					
Net investment income (loss)	(0.03)†	0.02	(0.04)	(0.05)	(0.03)
Net realized and unrealized gains (losses) on securities	0.69	0.94	(0.81)	(0.84)	(2.06)
Total from investment operations	0.66	0.96	(0.85)	(0.89)	(2.09)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.24	$3.58	$2.62	$3.47	$4.36
Total Return	18.44%	36.64%	(24.50%)	(20.41%)	(23.69%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$119,273	$159,161	$89,970	$119,708	$166,365
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.33%	1.51%	1.56%	1.39%	1.39%
Expenses with reimbursements, earnings credits and brokerage offsets	1.33%	1.50%	1.56%	1.37%	1.36%
Net investment loss	(0.87%)	(1.01%)	(1.22%)	(0.84%)	(0.92%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

† Computed using average shares outstanding throughout the year.
# Certain fees were waived by the custodian. These waivers did not have an impact on the expense ratios.
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$3.56	$2.61	$3.48	$4.39	$8.68
Income from investment operations:					
Net investment income (loss)	(0.04)†	(0.03)	(0.04)	0.01	(0.03)
Net realized and unrealized gains (losses) on securities	0.67	0.98	(0.83)	(0.92)	(2.03)
Total from investment operations	0.63	0.95	(0.87)	(0.91)	(2.06)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$4.19	$3.56	$2.61	$3.48	$4.39
Total Return	17.70%	36.40%	(25.00%)	(20.73%)	(23.28%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$71	$119	$77	$49	$7
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.48%	1.64%	1.97%	2.91%	1.03%
Expenses with reimbursements, earnings credits and brokerage offsets	1.48%	1.64%	1.97%	2.89%	1.00%
Net investment loss	(1.03%)	(1.15%)	(1.63%)	(2.40%)	(0.55%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

† *Computed using average shares outstanding throughout the year.*
# *Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 1.48% (2004), 1.64% (2003), 3.49% (2002), 57.54% (2001), and 1.03% (2000).*
@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$3.39	$2.51	$3.39	$4.35	$8.68
Income from investment operations:					
Net investment loss	(0.06)	(0.02)	(0.06)	(0.11)	(0.02)
Net realized and unrealized gains (losses) on securities	0.64	0.90	(0.82)	(0.85)	(2.08)
Total from investment operations	0.58	0.88	(0.88)	(0.96)	(2.10)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(2.23)
Total distributions	0.00	0.00	0.00	0.00	(2.23)
Net Asset Value, end of year	$3.97	$3.39	$2.51	$3.39	$4.35
Total Return*	17.11%	35.06%	(25.96%)	(22.07%)	(23.80%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$40	$34	$20	$20	$29
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.26%	2.76%	3.64%	3.13%	1.55%
Expenses with reimbursements, earnings credits and brokerage offsets	2.25%	2.76%	3.63%	3.11%	1.50%
Net investment loss	(1.78%)	(2.27%)	(3.29%)	(2.57%)	(0.98%)
Portfolio turnover rate@	147%	160%	216%	214%	226%

* Sales charges are not reflected in the total return.

\# Certain fees were reimbursed or waived by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.26% (2004), 2.76% (2003), 10.30% (2002), 28.91% (2001), and 1.55% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (The "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Mid-Cap Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund may invest at least a portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract, if any, is recorded as foreign currency gain or loss and would be presented as such in the Statement of Operations.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment, if any, of certain Fund expenses with commissions of Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the

payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the first $30 million of net assets, 0.75% of the next $270 million of net assets, 0.70% of the next $200 million of net assets and 0.65% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $162,070 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $43,147 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$2,908
Class B	$5,487
Class C	$1,079
Class R	$403
Class T	$227

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $29,839 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $1,631 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $170,318 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$2,942
Class B	$12,420	$4,140
Class C	$2,972	$991
Class T	$80	$80

During the year ended December 31, 2004, DSC retained $6,574 and $12 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $4,076 and $1,034 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.06% of the average daily net assets of the Fund on the first $500 million, 0.04% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $1,247, which reduced the amount paid to Mellon Bank to $5,461.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2004, Founders reimbursed the Fund $320 for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,144,660	$0	$(1,144,660)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $32,544,804. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$17,754,484
2010	$31,942,177
	$49,696,661

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$106,676,656
Gross Tax Appreciation of Investments	$17,199,188
Gross Tax Depreciation of Investments	$(927,603)
Net Tax Appreciation	$16,271,585

4. Capital Share Transactions

The Fund is authorized to issue 500 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	226,896	$ 852,592	244,735	$ 828,175
Redeemed	(193,006)	$ (700,254)	(90,696)	$ (285,977)
Net Increase	33,890	$ 152,338	154,039	$ 542,198
Class B				
Sold	89,684	$ 322,791	145,154	$ 449,120
Redeemed	(98,294)	$ (355,279)	(63,928)	$ (185,115)
Net Increase (Decrease)	(8,610)	$ (32,488)	81,226	$ 264,005
Class C				
Sold	110,256	$ 385,913	56,880	$ 169,451
Redeemed	(97,748)	$ (340,347)	(70,756)	$ (221,943)
Net Increase (Decrease)	12,508	$ 45,566	(13,876)	$ (52,492)
Class F				
Sold	3,973,983	$ 14,909,282	19,131,927	$ 50,872,801
Redeemed	(20,268,328)	$ (75,325,829)	(8,999,875)	$ (26,336,824)
Net Increase (Decrease)	(16,294,345)	$ (60,416,547)	10,132,052	$ 24,535,977
Class R				
Sold	23,623	$ 90,989	15,172	$ 45,615
Redeemed	(40,138)	$ (142,757)	(11,397)	$ (35,835)
Net Increase (Decrease)	(16,515)	$ (51,768)	3,775	$ 9,780
Class T				
Sold	1,380	$ 4,956	2,448	$ 6,710
Redeemed	(1,452)	$ (5,032)	(403)	$ (1,238)
Net Increase (Decrease)	(72)	$ (76)	2,045	$ 5,472

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $184,376,340 and $246,823,021, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Mid-Cap Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television

and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Mid-Cap Growth Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Founders Passport Fund

ANNUAL REPORT December 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company[SM]
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-10 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

MANAGEMENT OVERVIEW
(unaudited)



A discussion with portfolio manager Tracy P. Stouffer, CFA

How did the Fund perform relative to its benchmark for the 12 months ended December 31, 2004?
Dreyfus Founders Passport Fund underperformed its international small-cap benchmark, the Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index, which returned 29.40% for the period. The Fund also underperformed the large-cap MSCI World ex U.S. Index, which returned 20.38% for the 12-month timeframe.

Please describe the broad market environment in which the Fund performed during the period.
For much of the year, political uncertainty surrounding numerous elections around the world, combined with rising commodity prices and interest rates, kept many of the markets in a tight trading range. However, during the fourth quarter, a powerful market rally was sparked by falling oil prices, which were down approximately 24% from a historic peak of $55 per barrel earlier in the quarter.

Numerous politically charged events occurred during the period. Perhaps the second highest-profile political event behind the U.S. Presidential election was the Russian Yukos crisis, which created spikes in the price of oil and a crisis of confidence in the transparency of Russian markets. Another high profile political incident surrounded Ukrainian

"The Fund's investments in the booming former Portuguese colony of Macau were significant contributors and helped drive Fund performance in 2004."

The Morgan Stanley Capital International (MSCI) World ex U.S. Small Cap Index measures global performance of small capitalization securities outside of the United States. Total return figures cited for this index assume change in share price and reinvestment of dividends after the deduction of local taxes, but do not reflect the costs of managing a mutual fund.

Performance Highlights

- During the fourth quarter, a powerful market rally was sparked by falling oil prices, which were down approximately 24% from a historic peak of $55 per barrel earlier in the quarter.
- The majority of Fund holdings that benefited from Macau's economic boom were based in Hong Kong.
- Financials holdings buoyed Fund performance for the period, due to strong stock selection.
- The Fund's relative return was hindered by disappointing overall underperformance in the United Kingdom.
- Poor stock selection in the consumer discretionary sector was a drag on relative Fund performance during the period.

presidential candidate Viktor Yushchenko, who was voted into the presidency after the results of a decidedly fraudulent election were thrown out and a second election was held. Additionally, Palestinian leader Yasser Arafat died on November 11, leaving the Palestinian people leaderless. It was decided for the first time in Palestinian history that a free election would be held in early 2005, a development that brought renewed hope for peace in the region.

On December 26, an enormous earthquake struck off the Indonesian island of Sumatra, launching a deadly tsunami. This natural disaster is sadly one of history's greatest human tragedies; however, the event did not create a large economic toll on the region.

The Asian emerging market region proved to be a more volatile investing environment this year than in 2003, making returns in this area somewhat more difficult to obtain. For example, investors in Indian companies scrambled to assess the new government's policies; however, soon after the new government took seat, the markets recovered.

China appeared to have successfully cooled its economy during the period through a set of lending curbs that kept speculation at bay. At the same time, the country continued to boost the economies and currencies of the commodity-exporting countries around the world. While many countries

continued to benefit from China's growth, Chinese companies, as well as Chinese markets, disappointed investors for the year. We believe the correct investment strategy continues to be to invest in what China needs, not what China can produce.

Iraqi insurgencies intensified throughout the year, weighing heavily on world markets. The dollar declined dramatically in the fourth quarter, as the U.S. budget and current account deficits ballooned and interest rates remained at historically low levels. American investors investing abroad benefited from this trend, providing an additional boost to the returns of dollar-based international funds for the year.

Did your bottom-up investment approach lead to any changes in portfolio composition during the reporting period?
We continued to pare down the Fund's Japanese holdings during the period, which was its largest weighted position in 2003, as opportunities in the region were narrowed due to the country's economic slowdown. By year-end, the Fund's holdings continued to be very domestically oriented and reflected such themes as voice over internet protocol (VOIP), solar power, hybrid cars, micro hard disc drives and liquefied natural gas.

Largest Equity Holdings (country of origin; ticker symbol)	
1. Melco International Development Limited (Hong Kong; 200)	1.73%
2. New Wave Group AB (Sweden; NEWAB)	1.15%
3. Saxon Energy Services, Inc. (Canada; SES)	1.12%
4. RNB Retail and Brands AB (Sweden; RNBS)	1.11%
5. HKR International Limited (Hong Kong; 480)	1.09%
6. Tokuyama Corporation (Japan; 4043)	1.09%
7. YIT-Yhtyma Oyj (Finland; YTY)	1.07%
8. All America Latina Logistica S.A. (Brazil; ALLL)	1.07%
9. Aktiv Kapital ASA (Norway; AIK)	1.03%
10. 123 Multimedia (France; MULTI)	1.03%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Passport Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World ex U.S. Index measures global developed market equity performance outside of the United States. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	10.92%	(4.75%)	—	(4.75%)
Without sales charge	17.70%	(3.61%)	—	(3.61%)
Class B Shares (12/31/99)				
With redemption*	12.68%	(4.72%)	—	(4.72%)
Without redemption	16.68%	(4.38%)	—	(4.38%)
Class C Shares (12/31/99)				
With redemption**	15.79%	(4.40%)	—	(4.40%)
Without redemption	16.79%	(4.40%)	—	(4.40%)
Class F Shares (11/16/93)	17.70%	(3.61%)	10.29%	8.64%
Class R Shares (12/31/99)	18.02%	(4.14%)	—	(4.14%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	11.85%	(5.31%)	—	(5.31%)
Without sales charge	17.15%	(4.44%)	—	(4.44%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, fee waivers, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. There are risks associated with small-cap investments such as limited product lines, less liquidity, and small market share. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

What factors positively contributed to Fund performance during the period?
The Fund's investments in the booming former Portuguese colony of Macau were significant contributors and helped drive Fund performance in 2004. Macau's economic boom is largely due to the recently liberalized gaming industry, which has attracted new investments. Currently, Macau mainly draws visitors from Mainland China, since the operation of casinos is prohibited there and Macau is the only authorized and approved gaming location in the world for the Mainland Chinese.

The performance of the Macau-related stocks is captured in the outperformance of the Hong Kong market, where the companies are domiciled. Real estate and infrastructure development firms, casino and slot machine developers, as well as travel and transportation companies who bring visitors to this economic zone were among the top performers. **Melco International Development Limited** was one such holding that rose on the back of Macau's exploding gaming market. Melco's primary business is the expansion of a chain of "Mocha Lounges" featuring slot machines, which appeal to the mass-market gambler.



Portfolio Composition of Net Assets

9.88%	United Kingdom
8.85%	Japan
8.29%	Hong Kong
7.83%	India
7.17%	France
6.07%	Norway
5.60%	Brazil
3.61%	Thailand
38.12%	Other Countries
4.58%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio manager and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

Canada also presented numerous opportunities for the Fund as the country is a large commodities source, particularly of energy and base metals. Brazil was another solid contributor to Fund performance for the period, as the region has become a source of base metals and food commodities for China. Additionally, China has pledged to invest in Brazilian infrastructure development to enable more efficient access to these commodities. The Fund's Brazilian holdings included companies dealing in raw materials and firms that handle the logistics for the transportation of such materials.

Financials holdings buoyed Fund performance for the period, due to strong stock selection. Japanese real estate securitization firm Secured Capital Japan Company Limited performed well as opportunities for real estate asset management companies improved with rising prices and an increased volume of transactions. Real estate broker Yasuragi Company Limited was also an indirect beneficiary of this trend, benefiting through higher commission income. Another notable performer, Idu Company, which provides an internet-based clearing mechanism for distressed real estate, also rose during the period.

Numerous opportunities were also found in the metal and mining industries in the materials and industrials sectors, respectively. The outperformance of these sectors can be tied to the worldwide commodities boom and to China's continued growth. Materials holding Fortescue Metals Group Limited, an Australian iron ore exploration company, benefited from China's large appetite for steel production. China has also agreed to finance a large portion of the company's infrastructure development to ensure access to the commodity.

An additional notable performer during the period included Japanese-based internet company Global Media Online, Inc., which performed well due to strong earnings growth. U.K.-based oil and gas exploration company, Cairn Energy PLC, also outperformed as the company made five major oil discoveries in India in 2004.

What factors negatively contributed to Fund performance during the period?
The Fund's relative return was hindered by disappointing overall underperformance in the United Kingdom and some of the Fund's investments in India, where an unexpected May election result created a steep decline in the local markets. Internet holding Rediff.com India Limited ADR fell in this May decline.

A relative overweight position in China proved disappointing to the Fund's return for the period. Thailand and Malaysia were also detrimental to performance.

Poor stock selection in the consumer discretionary sector was a drag on relative Fund performance during the period. Likewise, weak stock selection and a relative overweight position in the telecommunication services sector negatively impacted performance. The consumer staples sector also suffered due to poor stock selection.

Although Japan performed well overall during the period, several Japanese holdings hurt relative performance. BB Net Corporation, which provides an internet-based marketplace for purchasing bakery and pastry ingredients and supplies, dropped when market conditions for small-capitalization stocks deteriorated.

Other underperformers for the period included Bio-Treat Technology Limited, a water purification company that suffered due to poor corporate governance issues; Cytos Biotechnology AG, which experienced downward pressure on its stock price when new shares were issued during the year; Indonesian financial and news information services firm PT Limas Stokhomindo Tbk, which underperformed due to poor market conditions; and telecommunications services company Yangtze Telecom Corporation, which experienced increasing competitive pressures in the Chinese value-added service market.

In a slowing growth environment, we continue to seek investments in niche growth companies with strong management and competitive products or services. At year-end, our research was focused on areas of gaming, energy and energy infrastructure, as well as beneficiaries of rising per capita income.



Tracy P. Stouffer, CFA
Portfolio Manager

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FUND EXPENSES

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,136.07	$10.30
Class A Hypothetical	1,000.00	1,015.28	9.72
Class B Actual	1,000.00	1,126.01	15.12
Class B Hypothetical	1,000.00	1,010.70	14.30
Class C Actual	1,000.00	1,126.81	14.53
Class C Hypothetical	1,000.00	1,011.26	13.74
Class F Actual	1,000.00	1,136.39	9.98
Class F Hypothetical	1,000.00	1,015.58	9.42
Class R Actual	1,000.00	1,137.48	9.50
Class R Hypothetical	1,000.00	1,016.04	8.96
Class T Actual	1,000.00	1,130.23	12.93
Class T Hypothetical	1,000.00	1,012.78	12.22

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.91%
Class B	2.81%
Class C	2.70%
Class F	1.85%
Class R	1.76%
Class T	2.40%

Shares		Market Value
Common Stocks (Foreign)—91.6%		
Advertising—0.5%		
6,075	Ipsos (FR)	$ 635,821
Aerospace & Defense—0.5%		
44,100	ECA (FR)*	659,372
Agricultural Products—0.9%		
78,000	Cresud SACIFyA Sponsored ADR (AR)*	1,162,200
Air Freight & Logistics—0.9%		
93,600	Dart Group PLC (UK)	720,337
48,675	DX Services PLC (UK)*	342,005
		1,062,342
Airlines—2.4%		
2,801,100	Airasia Berhad (MA)*	1,223,638
876,000	Cintra SA de CV (MX)*	601,970
22,200	Lan Airlines SA Sponsored ADR (CH)	714,840
300,000	Virgin Blue Holdings Limited (AU)*	437,407
		2,977,855
Apparel Retail—1.1%		
114,500	RNB Retail and Brands AB (SW)*	1,378,397
Apparel, Accessories & Luxury Goods—2.4%		
68,425	Billabong International Limited (AU)	614,146
50,600	IC Companys AS (DE)*	970,837
74,600	New Wave Group AB Class B (SW)	1,431,291
		3,016,274
Application Software—0.8%		
316	Simplex Technology, Inc. (JA)*	595,179
46,925	Zi Corporation (CA)*	340,206
		935,385

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		*Market Value*
Auto Parts & Equipment—1.6%		
1,069,600	Aapico Hitech Public Company Limited Foreign Shares (TH)#	$ 908,541
296,800	Aapico Hitech Public Company Limited NVDR Shares (TH)	252,108
75,000	NHK Spring Company Limited (JA)	512,345
103,900	Thai Stanley Electric Public Company Limited Foreign Shares (TH)#	350,345
		2,023,339
Broadcasting & Cable TV—0.6%		
6,900	EVS Broadcast Equipment SA (BE)	757,809
Casinos & Gaming—1.9%		
15,000	BETandWIN.com Interactive Entertainment AG (AT)*	575,982
137,000	Gold Reef Casino Resorts Limited (SA)	307,617
5,650	Great Canadian Gaming Corporation (CA)*	214,608
6,000	Great Canadian Gaming Corporation 144A (CA)*†	227,882
26,130	Intralot SA Integrated Lottery (GR)	640,730
31,000	Sun International Limited (SA)	313,643
		2,280,462
Commercial Printing—0.6%		
1,542,000	Next Media Limited (HK)*	768,748
Commodity Chemicals—0.3%		
127,000	Gujarat Alkalies and Chemicals Limited (IN)	363,880
Communications Equipment—2.9%		
31,975	Kudelski SA (SZ)*	1,175,407
16,025	Option International NV (BE)*	576,133
51,400	Tandberg ASA (NW)	638,607
70,000	Tandberg Television ASA (NW)*	609,655
63	Telewave, Inc. (JA)	608,051
		3,607,853
Computer & Electronics Retail—0.5%		
27,325	Bechtle AG (GE)	618,406
Construction & Engineering—4.6%		
100,000	Ask Planning Center, Inc. (JA)	798,282
306,350	Aveng Limited (SA)	652,526
43,975	Bharat Earth Movers Limited (IN)	345,164
1,500,000	Italian-Thai Development Public Company Limited Foreign Shares (TH)#	370,656
650,000	Jaks Resources Berhad (MA)*	316,447
24,825	Koninklijke BAM Groep NV (NE)	1,247,830
247,225	Murray & Roberts Holdings Limited (SA)	603,384
53,250	YIT-Yhtyma Oyj (FI)	1,328,898
		5,663,187
Construction Materials—1.4%		
400,000	India Cements Limited (IN)*	542,443
9,869,500	PT Semen Cibinong Tbk (ID)*	611,361
105,075	Shree Cement Limited (IN)	611,064
		1,764,868

See notes to statement of investments.

Shares		Market Value
Construction, Farm Machinery & Heavy Trucks—1.4%		
29,400	Aker Yards AS (NW)*	$ 725,692
3,500	Exel Industries SA Class A (FR)	284,491
2,729,000	PT United Tractors Tbk (ID)*	668,837
		1,679,020
Consumer Electronics—1.5%		
289,000	Clarion Company Limited (JA)*	679,701
35,000	Loewe AG (GE)*	310,657
13,125	Loewe AG New Shares (GE)*^#	104,847
216,325	Mobilezone Holding AG (SZ)*	797,117
		1,892,322
Consumer Finance—0.9%		
197,925	African Bank Investments Limited (SA)	642,910
4,000,000	PT BFI Finance Indonesia Tbk (ID)	517,102
		1,160,012
Data Processing & Outsourced Services—0.3%		
688,000	SinoCom Software Group Limited (CN)*	336,357
Diversified Banks—0.7%		
1,796,200	Banco De Oro (PH)	848,094
Diversified Commercial Services—3.6%		
199,900	Aggreko PLC (UK)	644,715
21,000	CeWe Color Holding AG (GE)	609,420
79,075	Dignity PLC (UK)	493,365
850,000	Melco International Development Limited (HK)	2,154,335
385,175	PHS Group PLC (UK)	606,342
		4,508,177
Diversified Metals & Mining—1.8%		
150,100	Excel Coal Limited (AU)	549,476
241,475	Gujarat NRE Coke Limited (IN)	1,046,836
33,000	Neomax Company Limited (JA)	585,479
		2,181,791
Electrical Components & Equipment—1.0%		
8,000	Bekaert NV (BE)	638,847
20,925	NKT Holding AS (DE)	609,863
		1,248,710
Electronic Equipment Manufacturers—1.1%		
1,300,000	A-Max Holdings Limited (HK)*	472,487
22,000	Japan Cash Machine Company Limited (JA)	936,079
		1,408,566
Employment Services—0.8%		
250	Fullcast Company Limited (JA)	714,843
820,400	JobStreet Corporation Berhad (MA)*	265,551
		980,394
Environmental Services—0.8%		
2,125	Citron Holding AG Centre International de Traitements et de Recyclage des Ordures Novices (SZ)*	962,426

Shares		Market Value
Fertilizers & Agricultural Chemicals—0.9%		
118,400	Isagro SPA (IT)*	$ 1,100,797
Food Distributors—0.8%		
72,400	AVI Limited (SA)	295,573
3,795,000	Heng Tai Consumables Group Limited (HK)	703,076
		998,649
Footwear—0.9%		
70,000	Grendene SA 144A (BR)*†	830,196
2,000,000	Prime Success International Group Limited (HK)	285,615
		1,115,811
Healthcare Distributors—1.0%		
263,975	United Drug PLC (IE)	1,248,652
Healthcare Equipment—0.5%		
273,625	Fisher & Paykel Healthcare Corporation Limited (NZ)	640,336
Healthcare Facilities—0.4%		
1,150,000	Bangkok Dusit Medical Services Public Company Limited Foreign Shares (TH)#	488,417
Healthcare Services—1.1%		
105,000	Diagnosticos da America (BR)*	944,842
50,000	RaySearch Laboratories AB (SW)*	365,666
		1,310,508
Healthcare Supplies—0.7%		
8,350	Audika (FR)	906,276
Highways & Railtracks—0.6%		
1,500,000	ConnectEast Group (AU)*	799,561
Home Furnishings—1.2%		
50,000	Ellerine Holdings Limited (SA)	497,000
13,475	U10 (FR)	957,921
		1,454,921
Hotels, Resorts & Cruise Lines—1.4%		
304,611	First Choice Holidays PLC (UK)	899,097
1,206,125	MyTravel Group PLC (UK)*	138,928
5,250	Societe du Louvre (FR)	665,081
		1,703,106
Industrial Conglomerates—0.7%		
720,500	Cofide SPA - Compagnia Finanziaria De Benedetti (IT)	891,199
Industrial Machinery—4.4%		
169,291	Amforge Industries Limited (IN)*	438,124
8,300	Andritz AG (AT)	632,907
144,100	Charter PLC (UK)*	641,797
20,000	Duro Felguera SA (SP)*	213,402
377,000	Japan Steel Works Limited (JA)	699,034
12,125	Palfinger AG (AT)	693,846
150,000	Pursuit Dynamics PLC (UK)*	657,996
2,500	SIG Holding AG (SZ)	571,630
41,700	Wartsila Corporation (FI)	888,754
		5,437,490

See notes to statement of investments.

Shares		Market Value
Integrated Telecommunication Services—1.5%		
25,000	123 Multimedia (FR)*	$ 1,281,093
3,000,000	True Corporation Public Company Limited Foreign Shares (TH)*#	625,483
		1,906,576
Internet Retail—0.5%		
335,200	Interpark Corporation (KR)*	660,556
Internet Software & Services—1.9%		
450	Index Corporation (JA)	1,238,411
100	Opt, Inc. (JA)*	579,682
87	Wellnet Corporation (JA)*	533,190
		2,351,283
IT Consulting & Other Services—1.5%		
45,000	Argo Graphics, Inc. (JA)	1,163,755
964,500	Enea AB (SW)*	673,440
		1,837,195
Leisure Products—0.7%		
230,000	Ainsworth Game Technology Limited (AU)*	180,293
2,930,000	Playmates Holdings Limited (HK)	595,597
124,524	Stargames Limited (AU)	144,466
		920,356
Marine—1.5%		
50,000	Braemar Seascope Group PLC (UK)	386,351
446,000	Ezra Holdings Pte Limited (SG)	308,736
1,440,000	Golden Ocean Group Limited (NW)*	903,462
50,000	Ocean Wilsons Holdings Limited (BD)	271,645
		1,870,194
Marine Ports & Services—1.0%		
37,825	Clarkson PLC (UK)	522,826
196,000	Hamworthy KSE (UK)*	767,595
		1,290,421
Movies & Entertainment—1.4%		
20,000	CJ CGV (KR)*	618,238
150,000	Gameloft.com (FR)*	591,274
654,825	Sanctuary Group PLC (UK)	549,983
		1,759,495
Multi-Line Insurance—1.5%		
30,000	Almindelig Brand AS (DE)*	1,137,485
84,500	Porto Seguro SA (BR)*	652,203
		1,789,688
Multi-Sector Holdings—0.6%		
7,100	Societe de la Tour Eiffel (FR)*	681,338
Oil & Gas Drilling—3.4%		
88,125	Major Drilling Group International, Inc. (CA)*	978,186
371,075	Saxon Energy Services, Inc. (CA)*	1,393,622
225,500	Siem Offshore (NW)*	1,154,176
39,000	Smedvig ASA Class A (NW)	655,184
		4,181,168

Shares		Market Value

Oil & Gas Equipment & Services—2.9%

22,225	Aban Loyd Chiles Offshore Limited (IN)	$ 575,181
141,200	Offshore Hydrocarbon Mapping Limited (UK)*	644,061
75,000	Sondex PLC (UK)	317,307
52,000	Stolt Offshore SA (NW)*	336,553
10,000	Trican Well Service Limited (CA)*	554,999
8,250	Vallourec SA (FR)	1,233,519
		3,661,620

Oil & Gas Exploration & Production—0.5%

92,175	Regal Petroleum PLC (UK)*	617,567

Oil & Gas Refining, Marketing, & Transportaion—1.0%

816,025	Essar Shipping Limited (IN)*	653,271
193,000	Sinvest ASA (NW)*	646,870
		1,300,141

Other Diversified Financial Services—0.9%

984,200	Tisco Finance Public Company Limited Foreign Shares (TH)#	615,600
895,900	Tisco Finance Public Company Limited NVDR Shares (TH)	560,370
		1,175,970

Packaged Foods & Meats—1.3%

590,000	Fjord Seafood ASA (NW)*	298,083
10,000	Orion Corporation (KR)	1,052,937
930,000	Pan Fish ASA (NW)*	285,601
		1,636,621

Paper Packaging—0.5%

1,500,000	Vision Grande Group Holdings Limited (HK)	578,949

Pharmaceuticals—1.0%

269,275	Granules India Limited (IN)	707,722
350,000	Kopran Limited (IN)*	554,750
		1,262,472

Publishing—0.3%

33,720	Aufeminin.com SA (FR)*	425,797

Railroads—1.1%

2,322,000	Guangshen Railway Company Limited (CN)	948,493
86,075	Railpower Technologies Corporation (CA)*	447,544
		1,396,037

Real Estate Management & Development—5.7%

44,400	Capital & Regional PLC (UK)	592,398
335,000	Expomedia Group PLC (UK)*	977,539
2,972,000	Far East Consortium International Limited (HK)	1,280,919
913,000	Genting International PLC (HK)*	196,295
2,108,800	HKR International Limited (HK)	1,349,760
29,400	IRSA Inversiones y Representaciones SA Sponsored GDR (AR)*	330,750
250,000	MBK Public Company Limited Foreign Shares (TH)#	308,880
54,193,000	PT Kawasan Industri Jababeka Tbk (ID)*	671,392
798,000	Shun Tak Holdings Limited (HK)	877,803
1,088,000	Silver Grant International Industries Limited (HK)	545,911
		7,131,647

See notes to statement of investments.

Shares		Market Value
Regional Banks—1.2%		
431,450	Allahabad Bank Limited (IN)	$ 748,859
206,925	Indian Overseas Bank (IN)	370,818
142,425	Union Bank of India Limited (IN)	356,636
		1,476,313
Semiconductor Equipment—1.1%		
194,450	ClearSpeed Technology PLC (UK)*	818,004
84,200	Silicon-On-Insulator Technologies (FR)*	587,122
		1,405,126
Semiconductors—0.4%		
2,000,000	Solomon Systech International Limited (HK)	494,037
Specialized Finance—1.6%		
57,600	Aktiv Kapital ASA (NW)	1,283,867
765,396	SREI Infrastructure Finance Limited (IN)	750,958
		2,034,825
Specialty Chemicals—1.1%		
217,000	Tokuyama Corporation (JA)	1,348,970
Specialty Stores—0.4%		
35,650	Trent Limited (IN)	480,951
Steel—1.5%		
1,407,000	Lion Corporation Berhad (MA)*	655,366
124,863	Monnet Ispat Limited (IN)	517,031
28,250	Sesa Goa Limited (IN)	669,467
		1,841,864
Thrifts & Mortgage Finance—0.8%		
116,000	Paragon Group Companies PLC (UK)	944,212
Trading Companies & Distributors—0.4%		
1,657,000	PT Hexindo Adiperkasa Tbk (ID)	548,912
Total Common Stocks (Foreign)		
(Cost—$103,705,231)		113,988,091
Preferred Stocks (Foreign)—3.7%		
Auto Parts & Equipment—0.6%		
7,000	Iochpe Maxion SA (BR)	785,365
Construction, Farm Machinery & Heavy Trucks—0.3%		
120,000	Randon Participacoes S.A. (BR)	337,500
Multi-Sector Holdings—0.7%		
25,000	Bradespar SA (BR)*	823,607
Packaged Foods & Meats—1.0%		
28,900	Perdigao SA (BR)	623,483
285,000	Sadia SA (BR)	641,679
		1,265,162
Railroads—1.1%		
44,500	All America Latina Logistica S.A. (BR)	1,323,607
Total Preferred Stocks (Foreign)		
(Cost—$4,010,731)		4,535,241

Units	Market Value
Foreign Rights and Warrants—0.1%	
Industrial Conglomerates—0.1%	
204,677 Media Prima Berhad ICULS (MA)	$ 56,017
Integrated Telecommunication Services—0.0%	
600,000 Yangtze Telecom Corporation Warrants, expire 2005 (CN)*^#	0
Total Foreign Rights and Warrants (Cost—$53,933)	56,017

Principal Amount	Amortized Cost
Corporate Short-Term Notes—1.1%	
Pharmaceuticals—1.1%	
$ 1,400,000 Novartis Finance Corporation 2.10% 1/3/05~	$ 1,399,837
Total Corporate Short-Term Notes (Amortized Cost—$1,399,837)	1,399,837
Total Investments—96.5% (Total Cost—$109,169,732)	119,979,186
Other Assets and Liabilities—3.5%	4,289,541
Net Assets—100.0%	$124,268,727

Notes to Statement of Investments

*   *Non-income producing.*

†   *Security was acquired pursuant to Rule 144A and may be deemed to be restricted for resale. These securities amounted to $1,058,078, or 0.9%, of the Fund's net assets as of December 31, 2004.*

~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted for resale. These securities amounted to $1,399,837, or 1.1%, of the Fund's net assets as of December 31, 2004.*

Fair valued security.

   ADR - American Depositary Receipt
   GDR - Global Depositary Receipt
   NVDR - Non-voting Depositary Receipt
   ICULS - Irredeemable Convertible Unsecured Loan Stock

^   *Schedule of restricted and illiquid Securities:*

	Acquisition Date	Acquisition Cost	Value	Value as % of Net Assets
Loewe AG New Shares (GE)	*12/28/04*	*$122,767*	*$104,847*	*0.08%*
Yangtze Telecom Corporation Warrants (CN)	*3/8/04*	*0*	*0*	*0.00%*
		$122,767	*$104,847*	*0.08%*

The Fund may have registration rights for certain restricted securities, which may require that registration costs be borne by the Fund.

   See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	109,169,732
Investment securities, at market		119,979,186
Cash		421,857
Foreign currency (cost $5,946,130)		5,994,002
Receivables:		
Investment securities sold		3,853,737
Capital shares sold		642,372
Dividends and interest		90,492
Other assets		100,404
Total Assets		131,082,050

Liabilities

Payables and other accrued liabilities:		
Investment securities purchased		6,056,670
Capital shares redeemed		131,806
Advisory fees		101,155
Shareholder servicing fees		16,550
Accounting fees		10,115
Distribution fees		35,410
Transfer agency fees		38,086
Custodian fees		51,282
India and Thailand taxes		254,210
Other		118,039
Total Liabilities		6,813,323
Net Assets	$	124,268,727

Composition of Net Assets

Capital (par value and paid-in surplus)	$	253,031,291
Accumulated net investment loss		(83,936)
Accumulated net realized loss from security transactions (net of foreign taxes paid on Thailand and Indian investments of $419,643)		(139,271,699)
Net unrealized appreciation on investments and foreign currency translation		10,593,071
Total	$	124,268,727

Class A

Net Assets	$	19,725,801
Shares Outstanding		1,177,175
Net Asset Value, Redemption Price Per Share	$	16.76
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	17.78

Class B

Net Assets	$	17,916,589
Shares Outstanding		1,113,709
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.09

Class C

Net Assets	$	10,249,241
Shares Outstanding		637,771
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	16.07

Class F

Net Assets	$	75,677,328
Shares Outstanding		4,515,097
Net Asset Value, Offering and Redemption Price Per Share	$	16.76

Class R

Net Assets	$	189,927
Shares Outstanding		11,647
Net Asset Value, Offering and Redemption Price Per Share	$	16.31

Class T

Net Assets	$	509,841
Shares Outstanding		31,772
Net Asset Value, Redemption Price Per Share	$	16.05
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	16.81

See notes to financial statements.

STATEMENT OF OPERATIONS

For the year ended December 31, 2004

Investment Income

Dividends	$	1,463,189
Interest		73,646
Foreign taxes withheld		(125,079)
Total Investment Income		1,411,756

Expenses

Advisory fees—Note 2	1,235,823
Shareholder servicing fees—Note 2	182,327
Accounting fees—Note 2	123,582
Distribution fees—Note 2	389,967
Transfer agency fees—Note 2	140,543
Registration fees	63,290
Postage and mailing expenses	13,327
Custodian fees and expenses—Note 2	462,739
Printing expenses	29,392
Legal and audit fees	24,775
Directors' fees and expenses—Note 2	20,522
Other expenses	32,378
Total Expenses	2,718,665
Earnings Credits	(4,018)
Reimbursed/Waived Expenses	(127,287)
Expense Offset to Broker Commissions	(3,700)
Net Expenses	2,583,660
Net Investment Loss	(1,171,904)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions (net of foreign taxes paid on Thailand and Indian investments of $419,643)		20,232,442
Foreign Currency Transactions		(222,700)
Net Realized Gain		20,009,742
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(1,026,156)
Net Realized and Unrealized Gain		18,983,586
Net Increase in Net Assets Resulting from Operations	$	17,811,682

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (1,171,904)	$ (713,841)
Net Realized Gain on Security and Foreign Currency Transactions	20,009,742	40,877,636
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(1,026,156)	14,435,879
Net Increase in Net Assets Resulting from Operations	17,811,682	54,599,674
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(9,809,094)	8,132,869
Class B	(2,918,121)	(2,705,719)
Class C	(1,725,859)	1,905,536
Class F	(14,537,401)	(4,988,538)
Class R	22,994	23,012
Class T	(87,939)	(77,846)
Net Increase (Decrease) from Capital Share Transactions	(29,055,420)	2,289,314
Net Increase (Decrease) in Net Assets	(11,243,738)	56,888,988
Net Assets		
Beginning of year	$ 135,512,465	$ 78,623,477
End of year	$ 124,268,727	$135,512,465
Accumulated Net Investment Loss	$ (83,936)	$ (10,037)

See notes to financial statements.

FINANCIAL HIGHLIGHTS

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$14.24	$8.14	$9.68	$14.18	$22.93
Income from investment operations:					
Net investment income (loss)	(0.11)†	0.10	(0.16)	(0.14)	(0.13)
Net realized and unrealized gains (losses) on securities	2.63	6.00	(1.38)	(4.36)	(6.65)
Total from investment operations	2.52	6.10	(1.54)	(4.50)	(6.78)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.76	$14.24	$8.14	$9.68	$14.18
Total Return*	17.70%	74.94%	(15.91%)	(31.74%)	(29.61%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$19,726	$27,252	$9,422	$14,033	$36,353
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.92%	2.45%	2.24%	1.88%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.92%	2.45%	2.24%	1.87%	1.59%
Net investment loss	(0.77%)	(0.83%)	(0.80%)	(0.26%)	(0.80%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.02% (2004), 2.54% (2003), 2.27% (2002), 1.88% (2001), and 1.61% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$13.79	$7.95	$9.54	$14.08	$22.93
Income from investment operations:					
Net investment loss	(0.23)†	(0.31)	(0.29)	(0.18)	(0.23)
Net realized and unrealized gains (losses) on securities	2.53	6.15	(1.30)	(4.36)	(6.65)
Total from investment operations	2.30	5.84	(1.59)	(4.54)	(6.88)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.09	$13.79	$7.95	$9.54	$14.08
Total Return*	16.68%	73.46%	(16.67%)	(32.24%)	(30.05%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$17,917	$18,198	$12,810	$19,661	$35,000
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.79%	3.30%	3.09%	2.66%	2.38%
Expenses with reimbursements, earnings credits and brokerage offsets	2.78%	3.29%	3.09%	2.64%	2.35%
Net investment loss	(1.63%)	(1.44%)	(1.64%)	(1.06%)	(1.50%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.89% (2004), 3.38% (2003), 3.12% (2002), 2.66% (2001), and 2.38% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS
(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.76	$7.93	$9.52	$14.06	$22.93
Income from investment operations:					
Net investment loss	(0.22)†	(0.01)	(0.35)	(0.22)	(0.21)
Net realized and unrealized gains (losses) on securities	2.53	5.84	(1.24)	(4.32)	(6.69)
Total from investment operations	2.31	5.83	(1.59)	(4.54)	(6.90)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.07	$13.76	$7.93	$9.52	$14.06
Total Return*	16.79%	73.52%	(16.70%)	(32.29%)	(30.13%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$10,249	$10,639	$5,268	$8,928	$17,925
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.71%	3.25%	3.06%	2.67%	2.38%
Expenses with reimbursements, earnings credits and brokerage offsets	2.70%	3.25%	3.05%	2.65%	2.35%
Net investment loss	(1.55%)	(1.43%)	(1.58%)	(1.08%)	(1.50%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.81% (2004), 3.34% (2003), 3.08% (2002), 2.67% (2001), and 2.38% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$14.24	$8.13	$9.67	$14.17	$22.93
Income from investment operations:					
Net investment loss	(0.11)†	(0.14)	(0.23)	(0.22)	(0.19)
Net realized and unrealized gains (losses) on securities	2.63	6.25	(1.31)	(4.28)	(6.60)
Total from investment operations	2.52	6.11	(1.54)	(4.50)	(6.79)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.76	$14.24	$8.13	$9.67	$14.17
Total Return	17.70%	75.15%	(15.93%)	(31.76%)	(29.65%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$75,677	$78,759	$50,742	$78,574	$182,036
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.90%	2.31%	2.18%	1.92%	1.61%
Expenses with reimbursements, earnings credits and brokerage offsets	1.89%	2.31%	2.18%	1.90%	1.59%
Net investment loss	(0.75%)	(0.45%)	(0.74%)	(0.30%)	(0.88%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.00% (2004), 2.40% (2003), 2.21% (2002), 1.92% (2001) and 1.61% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

Financial Highlights

(continued)

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.82	$7.87	$9.56	$14.22	$22.93
Income from investment operations:					
Net investment income (loss)	(0.07)†	0.54	(0.81)	(0.17)	(0.09)
Net realized and unrealized gains (losses) on securities	2.56	5.41	(0.88)	(4.49)	(6.65)
Total from investment operations	2.49	5.95	(1.69)	(4.66)	(6.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.31	$13.82	$7.87	$9.56	$14.22
Total Return	18.02%	75.60%	(17.68%)	(32.77%)	(29.44%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$190	$142	$37	$76	$241
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.68%	2.08%	3.94%	1.86%	1.33%
Expenses with reimbursements, earnings credits and brokerage offsets	1.68%	2.07%	3.91%	1.84%	1.31%
Net investment loss	(0.51%)	(0.32%)	(2.20%)	(0.08%)	(0.55%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† Computed using average shares outstanding throughout the year.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.79% (2004), 2.17% (2003), 4.65% (2002), 2.78% (2001), and 1.33% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$13.70	$7.87	$9.50	$14.14	$22.93
Income from investment operations:					
Net investment loss	(0.17)†	(0.24)	(0.45)	(0.22)	(0.16)
Net realized and unrealized gains (losses) on securities	2.52	6.07	(1.18)	(4.42)	(6.66)
Total from investment operations	2.35	5.83	(1.63)	(4.64)	(6.82)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(1.97)
Total distributions	0.00	0.00	0.00	0.00	(1.97)
Net Asset Value, end of year	$16.05	$13.70	$7.87	$9.50	$14.14
Total Return*	17.15%	74.08%	(17.16%)	(32.82%)	(29.79%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$510	$522	$345	$538	$869
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.37%	3.07%	4.03%	3.16%	1.87%
Expenses with reimbursements, earnings credits and brokerage offsets	2.36%	3.07%	4.03%	3.14%	1.84%
Net investment loss	(1.21%)	(1.06%)	(2.69%)	(1.60%)	(1.00%)
Portfolio turnover rate@	648%	707%	495%	704%	535%

† *Computed using average shares outstanding throughout the year.*

* *Sales charges are not reflected in the total return.*

\# *Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.47% (2004), 3.16% (2003), 4.05% (2002), 3.16% (2001), and 1.87% (2000).*

@ *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Passport Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the

first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $53,717 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $18,228 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month, plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$31,329
Class B	$41,484
Class C	$16,956
Class R	$306
Class T	$1,554

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $30,686 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended

December 31, 2004, the Fund was charged $6,888 for cash management fees, which are included in the out-of-pocket charges from DTI above.

Distribution and Shareholder Services Plans—DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $179,833 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$57,761
Class B	$130,816	$43,605
Class C	$78,112	$26,038
Class T	$1,206	$1,206

During the year ended December 31, 2004, DSC retained $24,961 and $104 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $57, $54,064 and $22,990 of contingent deferred sales charges relating to redemptions of Class A, Class B and Class C shares, respectively.

Fund Accounting and Administrative Services Fees—The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed at the annual rate of 0.10% of the average daily net assets of the Fund on the first $500 million, 0.065% of the average daily net assets of the Fund on the next $500 million and 0.02% of the average daily net assets of the Fund in excess of $1 billion, plus reasonable out-of-pocket expenses. Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed those assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $127,287, which reduced the amount paid to Mellon Bank to $335,452.

Directors Compensation—Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—During the year ended December 31, 2004, Founders reimbursed the Fund $19,515 for a trading error and $721 for two pricing errors. These amounts are not material to the Fund.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 *(continued)*

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$1,098,005	$636,921	$(1,734,926)

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $20,460,712. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2008	$17,533,320
2009	$109,892,631
2010	$11,833,084
	$139,259,035

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Post-October Capital Loss Deferral	$50,886
Federal Tax Cost	$109,182,396
Gross Tax Appreciation of Investments	$12,109,003
Gross Tax Depreciation of Investments	$(1,312,213)
Net Tax Appreciation	$10,796,790

Certain foreign countries impose a tax on capital gains, which is accrued by the Fund based on unrealized appreciation on affected securities. This unrealized appreciation is not included in the table above. The tax is paid when the gain is realized.

4. Capital Share Transactions

The Fund is authorized to issue 400 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

| | Year ended 12/31/04 | | Year ended 12/31/03 | |
	Shares	Amount	Shares	Amount
Class A				
Sold	871,718	$ 12,893,364	3,502,478	$ 36,560,507
Redeemed	(1,608,411)	$ (22,702,458)	(2,746,760)	$ (28,427,638)
Net Increase (Decrease)	(736,693)	$ (9,809,094)	755,718	$ 8,132,869
Class B				
Sold	40,534	$ 591,588	58,678	$ 685,415
Redeemed	(246,693)	$ (3,509,709)	(350,900)	$ (3,391,134)
Net Decrease	(206,159)	$ (2,918,121)	(292,222)	$ (2,705,719)
Class C				
Sold	156,715	$ 2,350,643	1,047,656	$ 9,859,862
Redeemed	(291,948)	$ (4,076,502)	(938,988)	$ (7,954,326)
Net Increase (Decrease)	(135,233)	$ (1,725,859)	108,668	$ 1,905,536
Class F				
Sold	925,441	$ 13,691,198	3,504,087	$ 34,110,158
Redeemed	(1,942,721)	$ (28,228,599)	(4,216,077)	$ (39,098,696)
Net Decrease	(1,017,280)	$ (14,537,401)	(711,990)	$ (4,988,538)
Class R				
Sold	19,297	$ 276,727	88,378	$ 927,946
Redeemed	(17,956)	$ (253,733)	(82,802)	$ (904,934)
Net Increase	1,341	$ 22,994	5,576	$ 23,012
Class T				
Sold	2,301	$ 33,146	154,521	$ 1,219,197
Redeemed	(8,628)	$ (121,085)	(160,244)	$ (1,297,043)
Net Decrease	(6,327)	$ (87,939)	(5,723)	$ (77,846)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $777,088,584 and $809,517,776, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Passport Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian and brokers and the application of alternative auditing procedures where securities purchased had not been received, provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications

company. Formerly, Chairman and Chief Executive Officer of American Television and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr.Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

For More Information

**Dreyfus Founders
Passport Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



Dreyfus Founders
Worldwide Growth Fund

ANNUAL REPORT December 31, 2004



TABLE OF CONTENTS

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Investment Manager
Founders Asset Management LLC
A Mellon Financial Company^{SM}
210 University Boulevard, Suite 800
Denver, CO 80206

Distributor
Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

The views expressed in this report reflect those of the portfolio managers only through the end of the period covered and do not necessarily represent the views of Founders or any other person in the Founders organization. Any such views are subject to change at any time based upon market or other conditions and Founders disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus Founders Fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus Founders Fund. Companies appearing in bold print on pages 3-9 were owned by the Fund on December 31, 2004. The amounts of these holdings are included in the Statement of Investments.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

MANAGEMENT OVERVIEW

(unaudited)

   

*A discussion with co-portfolio managers Remi J. Browne, CFA, left,
Daniel B. LeVan, CFA, second from left, Jeffrey R. Sullivan, CFA, third
from left, and John B. Jares, CFA, right*

**How did the Fund perform relative to its benchmark
for the 12 months ended December 31, 2004?**
Dreyfus Founders Worldwide Growth Fund underperformed its benchmark,
the Morgan Stanley Capital International (MSCI) World Index, which returned
14.72% for the period.

**Please describe the broad market and economic
environment in which the Fund performed.**
The domestic markets performed in an environment of uncertainty during
the first three quarters of the year as a weak U.S. dollar, continued unrest in
Iraq, high oil prices, a tightening of the monetary policy by the Federal
Reserve and the close U.S.
Presidential election weighed on
investors. However, as oil prices
dropped and the Presidential
election was decided, the markets
once again gained momentum in
the fourth quarter.

> *"Many sectors fared well
> during the period due primarily
> to the benefits of accelerating
> global production."*

Performance Highlights

- As oil prices dropped and the Presidential election was decided, the markets gained momentum in the fourth quarter.
- During the period, our outlook for consumer spending was favorable and our bottom-up investment approach led us to select stocks that we believed would benefit from this increased spending environment.
- Another large positive contributor to relative Fund performance was strong stock selection in the energy sector. The Fund's holdings in this sector significantly outperformed the benchmark for the year.
- The largest negative contributor to relative Fund performance on a country basis came from United States, due to the uncertainties which hung over the market.
- Nearly all of the stocks that had the largest negative impact on the Fund's performance were found in the information technology sector.

European markets performed well during the period despite weak local demand, record high commodity prices and currency strength. Natural resource-rich countries, such as Norway, and areas with flourishing local growth, like Spain, offset more sluggish results in other European countries.

Japan lagged other Asian markets during 2004 due to mixed performance in the technology sector and a slower-than-expected recovery in domestic consumption.

Overall, many sectors fared well during the period due primarily to the benefits of accelerating global production; however, technology and healthcare were the two worst performing sectors during the year.

Where did you find the most compelling growth opportunities during the period?

The largest contributors to relative Fund performance on a country basis were found in the United Kingdom, Canada, Germany and France. The Fund outpaced the benchmark in these countries due to strong stock selection and beneficial weightings. Singapore and the Netherlands also performed well for the Fund during the 12-month timeframe.

During the period, our outlook for consumer spending was favorable and our bottom-up investment approach led us to select stocks that we believed would benefit from this increased spending environment. **Apple Computer, Inc.**, which had the largest positive impact on the Fund's performance of any stock, rallied as the company continued to benefit from its dominance in the MP3 market with the popularity of the iPod. Additional Fund holdings that performed well due to the strong spending environment included brewer **SABMiller PLC**, high-end retailer Nordstrom, Inc., and entertainment company **Walt Disney Company**.

In addition, an overweight position paired with strong stock selection in the consumer discretionary sector buoyed relative Fund performance. **Royal Caribbean Cruises Limited** and **Carnival Corporation** both experienced strong demand for leisure cruising.

Another large positive contributor to relative Fund performance was strong stock selection in the energy sector. Led by U.K.-based Cairn Energy PLC, the Fund's holdings in this sector significantly outperformed the benchmark for the year. Cairn was up nearly 125% during the Fund's holding period, as the oil and gas exploration and production company enjoyed highly successful exploration ventures in India and soaring oil prices.

Largest Equity Holdings (country of origin; ticker symbol)

1.	Royal Caribbean Cruises Limited (United States; RCL)	2.37%
2.	Intel Corporation (United States; INTC)	2.26%
3.	Wal-Mart Stores, Inc. (United States; WMT)	2.25%
4.	Vodafone Group PLC (United Kingdom; VOD)	1.83%
5.	Apple Computer, Inc. (United States; AAPL)	1.78%
6.	Carnival Corporation (United States; CCL)	1.72%
7.	Automatic Data Processing, Inc. (United States; ADP)	1.67%
8.	Abbott Laboratories (United States; ABT)	1.67%
9.	Johnson & Johnson (United States; JNJ)	1.64%
10.	Comcast Corporation (United States; CMCSK)	1.64%

Portfolio holdings are subject to change, and should not be construed as a recommendation of any security.

Growth of $10,000 Investment

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Please call 1-800-525-2440 to obtain the most recent month-end performance data.



The above graph compares a $10,000 investment made in Class F shares of Dreyfus Founders Worldwide Growth Fund on 12/31/94 to a $10,000 investment made in an unmanaged securities index on that date. The Fund's performance assumes the reinvestment of dividends and capital gain distributions, but does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares. The Fund offers multiple classes of shares. Performance shown is for Class F, which is open only to grandfathered investors. The Fund's performance in the graph takes into account all applicable Class F fees and expenses, subject to applicable fee waivers. **These figures do not reflect the maximum sales charges applicable to Class A, B, C, or T shares of the Fund. For these share classes, applying these charges will result in lower returns for investors.**

The Morgan Stanley Capital International (MSCI) World Index measures global developed market equity performance. The total return figures cited for this index assume change in security prices and reinvestment of dividends, but do not reflect the costs of managing a mutual fund. Further information related to Fund performance is contained elsewhere in this report.

Average Annual Total Return as of 12/31/04

Class (Inception Date)	1 Year	5 Years	10 Years	Since Inception
Class A Shares (12/31/99)				
With sales charge (5.75%)	6.21%	(9.76%)	—	(9.76%)
Without sales charge	12.65%	(8.68%)	—	(8.68%)
Class B Shares (12/31/99)				
With redemption*	7.89%	(9.63%)	—	(9.63%)
Without redemption	11.89%	(9.34%)	—	(9.34%)
Class C Shares (12/31/99)				
With redemption**	10.75%	(9.71%)	—	(9.71%)
Without redemption	11.75%	(9.71%)	—	(9.71%)
Class F Shares (12/29/89)	12.71%	(8.59%)	4.69%	7.44%
Class R Shares (12/31/99)	13.19%	(8.23%)	—	(8.23%)
Class T Shares (12/31/99)				
With sales charge (4.50%)	7.21%	(10.60%)	—	(10.60%)
Without sales charge	12.30%	(9.77%)	—	(9.77%)

Average annual total returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or redemption of Fund shares, but do reflect the reinvestment of dividends and capital gain distributions, expense limits for certain share classes, and adjustments for financial statement purposes. Part of the Fund's historical performance is due to the purchase of securities sold in initial public offerings (IPOs). There is no guarantee that the Fund's investments in IPOs, if any, will continue to have a similar impact on performance. Investments in foreign securities entail unique risks, including political, market, and currency risks.

*The maximum contingent deferred sales charge for Class B shares is 4% and is reduced to 0% after six years, at which time the Class B shares convert to Class A shares.
**The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

Solid stock selection in the consumer staples sector also boosted relative Fund performance.

Other notable individual performers during the period included financials holdings **Barclays PLC** and **ING Groep NV**, and automotive industry supplier **Continental AG.**

Where did you find the least compelling growth opportunities during the period?
The largest negative contributor to relative Fund performance on a country basis came from United States, due to the aforementioned uncertainties which hung over the market. Although the Fund's holdings in the U.S. were positive for the year, this return trailed the benchmark's return. The Fund also trailed the Index in Denmark, Hong Kong, Italy and Sweden.

Our investment strategy for the Fund is to build a diversified portfolio of high-quality companies across various sectors and countries that demonstrate the best potential for significant earnings growth. However, there are times when stock performance disappoints, hurting overall Fund performance. The biggest detractors to the Fund's relative performance came from the information technology, materials and industrials sectors. Nearly all of the stocks that



Portfolio Composition of Net Assets

48.13%	United States
11.14%	United Kingdom
10.32%	Japan
5.00%	France
4.04%	Germany
2.88%	Canada
2.82%	Switzerland
2.03%	Italy
11.89%	Other Countries
1.75%	Cash & Equivalents

The Fund's portfolio composition is subject to change, and there is no assurance the Fund will continue to hold any particular security. Opinions regarding sectors, industries, companies, and/or themes are those of the portfolio managers and are subject to change at any time, based on market and other conditions, and should not be construed as a recommendation of any specific security.

had the largest negative impact on the Fund's performance were found in the information technology sector, including issues **Intel Corporation**, NVIDIA Corporation, **Cisco Systems, Inc.**, Oracle Corporation, Motorola, Inc., **Nokia Oyj**, **Maxim Integrated Products, Inc.**, VERITAS Software Corporation and EMC Corporation.

In addition, healthcare holding **Pfizer, Inc.** had a negative impact on the Fund's performance. The company's share price was hurt by generic competition and safety concerns surrounding their blockbuster COX-2 inhibitor drug Celebrex®.

We will continue to employ our fundamental-based investment strategy of selecting companies that we believe will post superior revenue and earnings growth rates at valuations that make sense.

Remi J. Browne, CFA
Co-Portfolio Manager

Daniel B. LeVan, CFA
Co-Portfolio Manager

Jeffrey R. Sullivan, CFA
Co-Portfolio Manager

John B. Jares, CFA
Co-Portfolio Manager

Fund Expenses

(unaudited)

As a shareholder of the Fund, depending on the class of shares of the Fund you own, you incur two types of costs: (1) transaction costs, including front-end and contingent deferred sales charges; and (2) ongoing costs, including management fees, Rule 12b-1 fees, shareholder services fees, and other expenses. The expense example shown below is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The expense example is based on an investment of $1,000 on July 1, 2004 and held through December 31, 2004.

Actual Expenses The numbers included in the expense example in the rows with the word "Actual" in the title provide information about actual account values and actual expenses. You may use this information to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.60), then multiply the result by the number under the column heading entitled "Expenses Paid During Period" for the class of shares you own to estimate the expenses you paid on your account during this period.

Hypothetical Expenses The numbers included in the expense example in the rows with the word "Hypothetical" in the title provide information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio for each class of shares, and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare the hypothetical expenses in the expense example for the class of shares you own with the hypothetical expenses that appear in the shareholder reports of other funds.

Please note that the expenses shown in the expense example are meant to highlight your ongoing costs only and do not reflect the transaction costs described above. Therefore, the hypothetical expenses in the expense example are useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if the transaction costs were included, your costs would have been higher.

Expense Example

	Beginning Account Value (7/1/04)	Ending Account Value (12/31/04)	Expenses Paid During Period* (7/1/04-12/31/04)
Class A Actual	$1,000.00	$1,086.91	$9.75
Class A Hypothetical	1,000.00	1,015.58	9.42
Class B Actual	1,000.00	1,078.87	13.25
Class B Hypothetical	1,000.00	1,012.17	12.83
Class C Actual	1,000.00	1,078.28	13.94
Class C Hypothetical	1,000.00	1,011.51	13.49
Class F Actual	1,000.00	1,087.94	9.33
Class F Hypothetical	1,000.00	1,015.99	9.01
Class R Actual	1,000.00	1,092.43	7.23
Class R Hypothetical	1,000.00	1,018.03	6.97
Class T Actual	1,000.00	1,082.09	12.37
Class T Hypothetical	1,000.00	1,013.04	11.96

*Expenses are equal to each Class's respective annualized expense ratio, shown below, multiplied by the average account value over the period, multiplied by 184/366 (to reflect the one-half year period).

Expense Ratios

These expense ratios reflect reimbursements and/or waivers of expenses by the Fund's investment adviser or its affiliates.

	Expense Ratio
Class A	1.85%
Class B	2.52%
Class C	2.65%
Class F	1.77%
Class R	1.37%
Class T	2.35%

STATEMENT OF INVESTMENTS
December 31, 2004

Shares		*Market Value*
Common Stocks (Domestic)—48.1%		
Airlines—1.3%		
28,800	JetBlue Airways Corporation*	$ 668,730
31,575	Southwest Airlines Company	514,041
		1,182,771
Asset Management & Custody Banks—1.0%		
6,400	Bank of New York Company, Inc.	213,888
14,725	Northern Trust Corporation	715,341
		929,229
Biotechnology—0.8%		
3,475	Biogen Idec, Inc.*	231,470
9,000	Genzyme Corporation*	522,630
		754,100
Broadcasting & Cable TV—1.6%		
44,325	Comcast Corporation Special Class A*	1,455,633
Communications Equipment—2.3%		
44,625	Cisco Systems, Inc.*	861,263
10,825	QUALCOMM, Inc.	458,980
22,325	Scientific-Atlanta, Inc.	736,948
		2,057,191
Computer & Electronics Retail—0.5%		
7,212	Best Buy Company, Inc.	428,537
Computer Hardware—2.6%		
24,450	Apple Computer, Inc.*	1,574,580
7,600	International Business Machines Corporation	749,208
		2,323,788
Consumer Finance—0.7%		
21,250	MBNA Corporation	599,038

Guide to Understanding Foreign Holdings
The following abbreviations are used throughout the Statement of Investments to
indicate the country of origin on non-U.S. holdings.

AR	Argentina	GE	Germany	NE	Netherlands
AT	Austria	GR	Greece	NW	Norway
AU	Australia	HK	Hong Kong	NZ	New Zealand
BD	Bermuda	ID	Indonesia	PH	Philippines
BE	Belgium	IE	Ireland	SA	South Africa
BR	Brazil	IN	India	SG	Singapore
CA	Canada	IS	Israel	SP	Spain
CH	Chile	IT	Italy	SW	Sweden
CN	China	JA	Japan	SZ	Switzerland
DE	Denmark	KR	South Korea	TH	Thailand
FI	Finland	MA	Malaysia	UK	United Kingdom
FR	France	MX	Mexico		

Shares		Market Value
Data Processing & Outsourced Services—2.1%		
33,300	Automatic Data Processing, Inc.	$ 1,476,855
9,575	CheckFree Corporation*	364,616
		1,841,471
Department Stores—1.0%		
18,625	Kohl's Corporation*	915,791
General Merchandise Stores—0.5%		
21,250	Dollar General Corporation	441,363
Healthcare Equipment—0.7%		
16,450	Boston Scientific Corporation*	584,798
Hotels, Resorts & Cruise Lines—1.7%		
26,500	Carnival Corporation	1,527,195
Household Products—1.8%		
15,300	Clorox Company	901,629
13,525	Colgate-Palmolive Company	691,939
		1,593,568
Hypermarkets & Super Centers—2.2%		
37,800	Wal-Mart Stores, Inc.	1,996,596
Industrial Conglomerates—1.0%		
23,375	General Electric Company	853,188
Investment Banking & Brokerage—1.6%		
13,325	Goldman Sachs Group, Inc.	1,386,333
Leisure Facilities—2.4%		
38,550	Royal Caribbean Cruises Limited	2,098,662
Life & Health Insurance—0.5%		
26,550	UnumProvident Corporation	476,307
Movies & Entertainment—0.7%		
21,850	Walt Disney Company	607,430
Multi-Line Insurance—0.7%		
9,200	American International Group, Inc.	604,164
Office Electronics—0.4%		
6,575	Zebra Technologies Corporation*	370,041
Oil & Gas Drilling—0.6%		
12,700	Diamond Offshore Drilling, Inc.	508,635
Other Diversified Financial Services—0.9%		
9,008	Citigroup, Inc.	434,005
10,456	JPMorgan Chase & Company	407,889
		841,894
Personal Products—2.6%		
20,800	Estée Lauder Companies, Inc.	952,016
30,225	Gillette Company	1,353,476
		2,305,492

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—3.7%		
31,650	Abbott Laboratories	$ 1,476,473
22,975	Johnson & Johnson	1,457,075
13,806	Pfizer, Inc.	371,243
		3,304,791
Property & Casualty Insurance—0.5%		
8,850	Allstate Corporation	457,722
Railroads—1.9%		
16,250	Burlington Northern Santa Fe Corporation	768,788
13,325	Union Pacific Corporation	896,106
		1,664,894
Semiconductors—4.8%		
13,600	Broadcom Corporation*	439,008
85,725	Intel Corporation	2,005,108
20,175	Linear Technology Corporation	781,983
24,300	Maxim Integrated Products, Inc.	1,030,077
		4,256,176
Soft Drinks—0.5%		
9,550	Coca-Cola Company	397,567
Specialty Stores—0.2%		
5,675	Tiffany & Company	181,430
Systems Software—1.3%		
41,975	Microsoft Corporation	1,121,152
Thrifts & Mortgage Finance—1.9%		
10,225	Freddie Mac	753,583
21,550	The PMI Group, Inc.	899,713
		1,653,296
Trading Companies & Distributors—1.1%		
13,975	W.W. Grainger, Inc.	931,015
Total Common Stocks (Domestic)		
(Cost—$36,025,533)		42,651,258
Common Stocks (Foreign)—50.2%		
Aerospace & Defense—0.5%		
90,600	BAE Systems PLC (UK)	400,908
Apparel, Accessories & Luxury Goods—1.1%		
18,900	Bulgari SPA (IT)	233,520
45,600	Burberry Group PLC (UK)	351,039
10,400	Compagnie Financiere Richemont AG (SZ)	346,179
		930,738
Application Software—0.8%		
63,600	Sage Group PLC (UK)	246,940
2,510	SAP AG (GE)	447,617
		694,557

Shares		Market Value
Automobile Manufacturers—1.7%		
32,400	Nissan Motor Company Limited (JA)	$ 352,236
4,900	Renault SA (FR)	409,943
19,400	Toyota Motor Corporation (JA)	789,480
		1,551,659
Biotechnology—0.5%		
610	Serono SA (SZ)	401,803
Brewers—2.0%		
16,700	Asahi Breweries Limited (JA)	206,815
8,300	InBev NV (BE)	321,982
7,900	Orkla ASA (NW)	259,564
58,500	SABMiller PLC (UK)	970,321
		1,758,682
Broadcasting & Cable TV—1.4%		
56,300	Mediaset SPA (IT)	713,985
36,100	Publishing & Broadcasting Limited (AU)	495,218
		1,209,203
Communications Equipment—1.5%		
32,100	Nokia Oyj (FI)	507,003
2,400	Research In Motion Limited (CA)*	197,857
193,800	Telefonaktiebolaget LM Ericsson (SW)	618,256
		1,323,116
Computer Hardware—0.3%		
34,000	Fujitsu Limited (JA)	221,314
Computer Storage & Peripherals—0.3%		
15,700	ATI Technologies, Inc. (CA)*	304,775
Construction, Farm Machinery & Heavy Trucks—0.8%		
18,600	Volvo AB (SW)	737,518
Consumer Electronics—0.5%		
29,000	Casio Computer Company Limited (JA)	447,438
Consumer Finance—0.3%		
4,000	Sanyo Shinpan Finance Company Limited (JA)	284,181
Diversified Banks—3.9%		
7,280	Alpha Bank AE (GR)	253,914
98,900	Banca Intesa SPA (IT)	475,881
85,871	Barclays PLC (UK)	966,028
7,489	BNP Paribas SA (FR)	542,563
14,000	HBOS PLC (UK)	227,913
6,988	Royal Bank of Scotland Group PLC (UK)	235,035
25,000	Shizuoka Bank Limited (JA)	236,899
5,400	Societe Generale (FR)	546,459
		3,484,692

See notes to statement of investments.

Shares		Market Value
Diversified Capital Markets—0.8%		
12,200	Credit Suisse Group (SZ)*	$ 512,848
2,844	UBS AG (SZ)	238,480
		751,328
Diversified Chemicals—0.7%		
8,100	BASF AG (GE)	582,645
Diversified Metals & Mining—1.4%		
53,000	BHP Billiton Limited (AU)	637,313
36,000	Xstrata PLC (UK)	644,116
		1,281,429
Electric Utilities—1.1%		
5,800	E.ON AG (GE)	529,623
24,300	Fortum Oyj (FI)	449,865
		979,488
Electrical Components & Equipment—0.4%		
34,700	Sumitomo Electric Industries Limited (JA)	377,579
Electronic Equipment Manufacturers—1.1%		
79,000	Hitachi Limited (JA)	547,380
4,100	Hoya Corporation (JA)	462,935
		1,010,315
Food Retail—1.5%		
1,400	Colruyt NV (BE)	227,593
3,700	Delhaize Group (BE)	281,385
127,900	Tesco PLC (UK)	790,014
		1,298,992
Forest Products—0.3%		
20,100	Canfor Corporation (CA)*	262,531
Household Products—0.4%		
12,550	Reckitt Benckiser PLC (UK)	379,222
Hypermarkets & Super Centers—0.8%		
9,000	Ito-Yokado Company Limited (JA)	377,672
6,400	Metro AG (GE)	351,970
		729,642
Industrial Conglomerates—0.3%		
42,900	Keppel Corporation Limited (SG)	226,011
Industrial Machinery—0.6%		
64,000	NSK Limited (JA)	321,655
3,600	Saurer AG (SZ)*	212,119
		533,774
Integrated Oil & Gas—2.3%		
76,742	BP PLC (UK)	748,415
6,400	Husky Energy, Inc. (CA)	182,941
13,900	Repsol YPF SA (SP)	362,001
3,420	Total SA (FR)	747,035
		2,040,392

Shares		Market Value
Integrated Telecommunication Services—2.7%		
17,700	Deutsche Telekom AG (GE)*	$ 400,337
7,500	France Telecom (FR)	248,335
92,300	Koninklijke KPN NV (NE)	876,957
12,600	Telefonica SA (SP)	237,374
19,600	Telus Corporation (CA)	592,482
		2,355,485
IT Consulting & Other Services—0.5%		
16,500	Accenture Limited (BD)*	445,500
Leisure Products—0.4%		
16,600	Sankyo Company Limited (JA)	375,027
Life & Health Insurance—0.6%		
84,900	Friends Provident PLC (UK)	251,000
103,600	Old Mutual PLC (UK)	263,525
		514,525
Marine—0.9%		
69	AP Moller-Maersk AS (DE)	569,894
35,000	Kawasaki Kisen Kaisha Limited (JA)	225,090
		794,984
Movies & Entertainment—0.5%		
13,300	Vivendi Universal SA (FR)	424,653
Multi-Line Insurance—0.5%		
21,200	Aviva PLC (UK)	255,588
4,900	Baloise Holding Limited (SZ)	226,233
		481,821
Multi-Utilities & Unregulated Power—0.3%		
9,200	Suez SA (FR)	245,350
Office Electronics—0.9%		
14,000	Canon, Inc. (JA)	755,538
Oil & Gas Exploration & Production—0.9%		
15,100	Eni SPA (IT)	378,064
2,600	Norsk Hydro ASA (NW)	204,765
161,900	Oil Search Limited (AU)	229,708
		812,537
Other Diversified Financial Services—1.3%		
29,600	ING Groep NV (NE)	895,604
7,900	Sun Life Financial, Inc. (CA)	264,718
		1,160,322

See notes to statement of investments.

Shares		Market Value
Pharmaceuticals—6.4%		
13,500	Eisai Company Limited (JA)	$ 443,984
11,500	GlaxoSmithKline PLC (UK)	269,783
5,400	Merck KGaA (GE)	369,199
11,088	Novartis AG (SZ)	558,739
6,100	Novo Nordisk AS Class B (DE)	333,279
9,000	Ono Pharmaceuticals Company Limited (JA)	505,026
9,500	Sanofi-Synthelabo SA (FR)	759,277
71,500	Shire Pharmaceuticals Group PLC (UK)	750,825
15,600	Takeda Pharmaceuticals Company Limited (JA)	785,557
29,500	Teva Pharmaceutical Industries Limited Sponsored ADR (IS)	880,870
		5,656,539
Precious Metals & Minerals—0.3%		
12,400	ThyssenKrupp AG (GE)	273,046
Property & Casualty Insurance—0.3%		
21,500	QBE Insurance Group Limited (AU)	258,701
Publishing—0.3%		
26,700	United Business Media PLC (UK)	246,036
Railroads—0.9%		
12,237	Canadian National Railway Company (CA)	749,516
Semiconductors—0.3%		
119,700	ARM Holdings PLC (UK)	253,923
Steel—0.8%		
16,300	JFE Holdings, Inc. (JA)	465,283
92,000	Nippon Steel Corporation (JA)	225,354
		690,637
Tires & Rubber—0.7%		
9,900	Continental AG (GE)	629,095
Trading Companies & Distributors—0.8%		
57,000	Mitsubishi Corporation (JA)	736,489
Wireless Telecommunication Services—2.6%		
11,000	Bouygues SA (FR)	508,359
65,100	China Mobile (Hong Kong) Limited (HK)	220,694
596,575	Vodafone Group PLC (UK)	1,617,704
		2,346,757
Total Common Stocks (Foreign)		
(Cost—$34,014,899)		44,410,413

Principal Amount	Amortized Cost
Corporate Short-Term Notes—1.5%	
Household Appliances—1.5%	
$1,369,000 Stanley Works, Inc.	
2.20% 1/3/05~	$ 1,368,833
Total Corporate Short-Term Notes	
(Amortized Cost—$1,368,833)	1,368,833
Total Investments—99.8%	
(Total Cost—$71,409,265)	88,430,504
Other Assets and Liabilities—0.2%	177,676
Net Assets—100.0%	$88,608,180

Notes to Statement of Investments

*   *Non-income producing.*
~   *Security was acquired pursuant to Section 4(2) of the Securities Act of 1933 and may be deemed to be restricted*
   for resale. These securities amounted to $1,368,833, or 1.5%, of the Fund's net assets as of December 31, 2004.
   ADR - American Depositary Receipt
   See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 2004

Assets

Investment securities, at cost	$	71,409,265
Investment securities, at market		88,430,504
Cash		247,503
Foreign currency (cost $1,267)		1,255
Receivables:		
Capital shares sold		86,787
Dividends and interest		76,830
Other assets		103,650
Total Assets		88,946,529

Liabilities

Payables and other accrued liabilities:		
Capital shares redeemed		124,744
Advisory fees		74,453
Shareholder servicing fees		9,494
Accounting fees		5,842
Distribution fees		17,235
Transfer agency fees		6,797
Custodian fees		3,783
Directors Deferred Compensation		64,944
Other		31,057
Total Liabilities		338,349
Net Assets	$	88,608,180

Composition of Net Assets

Capital (par value and paid-in surplus)	$	141,794,762
Accumulated net investment loss		(17,206)
Accumulated net realized loss from security transactions		(70,198,676)
Net unrealized appreciation on investments and foreign currency translation		17,029,300
Total	$	88,608,180

Class A

Net Assets	$	518,501
Shares Outstanding		40,452
Net Asset Value, Redemption Price Per Share	$	12.82
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$	13.60

Class B

Net Assets	$	2,060,574
Shares Outstanding		167,065
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.33

Class C

Net Assets	$	272,491
Shares Outstanding		22,549
Net Asset Value, Offering and Redemption Price (excluding applicable contingent deferred sales charge) Per Share	$	12.08

Class F

Net Assets	$	61,038,198
Shares Outstanding		4,746,066
Net Asset Value, Offering and Redemption Price Per Share	$	12.86

Class R

Net Assets	$	24,664,833
Shares Outstanding		1,878,421
Net Asset Value, Offering and Redemption Price Per Share	$	13.13

Class T

Net Assets	$	53,583
Shares Outstanding		4,448
Net Asset Value, Redemption Price Per Share	$	12.05
Maximum offering price per share (net asset value plus sales charge of 4.50% of offering price)	$	12.62

See notes to financial statements.

Statement of Operations
For the year ended December 31, 2004

Investment Income

Dividends	$	1,524,206
Interest		37,345
Foreign taxes withheld		(113,522)
Total Investment Income		1,448,029

Expenses

Advisory fees—Note 2	881,782
Shareholder servicing fees—Note 2	100,567
Accounting fees—Note 2	69,350
Distribution fees—Note 2	173,942
Transfer agency fees—Note 2	70,147
Registration fees	51,794
Postage and mailing expenses	13,173
Custodian fees and expenses—Note 2	50,527
Printing expenses	35,653
Legal and audit fees	17,335
Directors' fees and expenses—Note 2	17,197
Other expenses	29,392
Total Expenses	1,510,859
Earnings Credits	(1,911)
Reimbursed/Waived Expenses	(14,332)
Expense Offset to Broker Commissions	(4,071)
Net Expenses	1,490,545
Net Investment Loss	(42,516)

Realized and Unrealized Gain (Loss) on Security Transactions and Foreign Currency Transactions

Net Realized Gain (Loss) on:		
Security Transactions		14,020,415
Foreign Currency Transactions		(986)
Net Realized Gain		14,019,429
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation		(3,533,551)
Net Realized and Unrealized Gain		10,485,878
Net Increase in Net Assets Resulting from Operations	$	10,443,362

See notes to financial statements.

Statements of Changes in Net Assets

	Year ended 12/31/04	Year ended 12/31/03
Operations		
Net Investment Loss	$ (42,516)	$ (324,443)
Net Realized Gain (Loss) on Security and Foreign Currency Transactions	14,019,429	(60,984)
Net Change in Unrealized Appreciation/Depreciation of Investments and Foreign Currency Translation	(3,533,551)	26,608,251
Net Increase in Net Assets Resulting from Operations	10,443,362	26,222,824
Capital Share Transactions		
Net Increase (Decrease)—Note 4		
Class A	(195,731)	(95,963)
Class B	21,999	(128,745)
Class C	(26,743)	(25,117)
Class F	(16,782,781)	(9,169,160)
Class R	383,468	1,759,076
Class T	(14,130)	(2,291)
Net Decrease from Capital Share Transactions	(16,613,918)	(7,662,200)
Net Increase (Decrease) in Net Assets	(6,170,556)	18,560,624
Net Assets		
Beginning of year	$ 94,778,736	$ 76,218,112
End of year	$ 88,608,180	$ 94,778,736
Accumulated Net Investment Loss	$ (17,206)	$ (14,782)

See notes to financial statements.

Financial Highlights

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class A Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.38	$8.32	$11.71	$15.78	$25.18
Income from investment operations:					
Net investment loss	(0.21)	(0.10)	(0.15)	(0.09)	(0.09)
Net realized and unrealized gains (losses) on securities	1.65	3.16	(3.24)	(3.98)	(5.44)
Total from investment operations	1.44	3.06	(3.39)	(4.07)	(5.53)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.82	$11.38	$8.32	$11.71	$15.78
Total Return*	12.65%	36.78%	(28.95%)	(25.79%)	(21.82%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$519	$656	$543	$1,003	$800
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.81%	2.03%	2.06%	2.10%	1.43%
Expenses with reimbursements, earnings credits and brokerage offsets	1.81%	2.03%	2.06%	2.09%	1.41%
Net investment loss	(0.18%)	(0.55%)	(0.77%)	(0.96%)	(0.35%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.83% (2004), 2.04% (2003), 2.06% (2002), 2.10% (2001), and 1.43% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class B Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.02	$8.12	$11.52	$15.57	$25.18
Income from investment operations:					
Net investment loss	(0.09)	(0.16)	(0.14)	(0.15)	(0.11)
Net realized and unrealized gains (losses) on securities	1.40	3.06	(3.26)	(3.90)	(5.63)
Total from investment operations	1.31	2.90	(3.40)	(4.05)	(5.74)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.33	$11.02	$8.12	$11.52	$15.57
Total Return*	11.89%	35.71%	(29.51%)	(26.01%)	(22.67%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$2,061	$1,821	$1,459	$2,089	$2,329
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.52%	2.80%	2.71%	2.54%	2.25%
Expenses with reimbursements, earnings credits and brokerage offsets	2.52%	2.80%	2.70%	2.53%	2.21%
Net investment loss	(0.87%)	(1.30%)	(1.41%)	(1.43%)	(1.40%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 2.54% (2004), 2.82% (2003), 2.71% (2002), 2.54% (2001), and 2.25% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

FINANCIAL HIGHLIGHTS

(continued)

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class C Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$10.81	$7.96	$11.34	$15.56	$25.18
Income from investment operations:					
Net investment loss	(0.20)	(0.20)	(0.30)	(0.30)	(0.11)
Net realized and unrealized gains (losses) on securities	1.47	3.05	(3.08)	(3.92)	(5.64)
Total from investment operations	1.27	2.85	(3.38)	(4.22)	(5.75)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.08	$10.81	$7.96	$11.34	$15.56
Total Return*	11.75%	35.80%	(29.81%)	(27.12%)	(22.70%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$272	$271	$218	$380	$375
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.60%	2.82%	3.33%	4.18%	2.25%
Expenses with reimbursements, earnings credits and brokerage offsets	2.59%	2.82%	3.33%	4.17%	2.21%
Net investment loss	(0.97%)	(1.34%)	(2.05%)	(3.07%)	(1.31%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

*   *Sales charges are not reflected in the total return.*
\#   *Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.62% (2004), 2.84% (2003), 3.40% (2002), 4.18% (2001), and 2.25% (2000).*
@   *Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.*

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class F Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$11.41	$8.33	$11.72	$15.69	$25.17
Income from investment operations:					
Net investment loss	(0.21)	(0.13)	(0.13)	(0.14)	(0.16)
Net realized and unrealized gains (losses) on securities	1.66	3.21	(3.26)	(3.83)	(5.45)
Total from investment operations	1.45	3.08	(3.39)	(3.97)	(5.61)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.86	$11.41	$8.33	$11.72	$15.69
Total Return	12.71%	36.97%	(28.92%)	(25.30%)	(22.14%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$61,038	$70,566	$59,890	$101,592	$176,405
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.78%	1.97%	1.84%	1.61%	1.54%
Expenses with reimbursements, earnings credits and brokerage offsets	1.77%	1.97%	1.84%	1.60%	1.52%
Net investment loss	(0.13%)	(0.47%)	(0.55%)	(0.50%)	(0.67%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

\# Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.80% (2004), 1.98% (2003), 1.84% (2002), 1.61% (2001), 1.54% (2000) and 1.55% (1999).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

See notes to financial statements.

	Year ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Class R Shares					
Per Share Operating Data					
Net Asset Value, beginning of year	$11.60	$8.44	$11.81	$15.75	$25.18
Income from investment operations:					
Net investment income (loss)	0.03	0.00†	(0.01)	(0.02)	0.00†
Net realized and unrealized gains (losses) on securities	1.50	3.16	(3.36)	(3.92)	(5.56)
Total from investment operations	1.53	3.16	(3.37)	(3.94)	(5.56)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$13.13	$11.60	$8.44	$11.81	$15.75
Total Return	13.19%	37.44%	(28.54%)	(25.02%)	(21.94%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$24,665	$21,404	$14,060	$19,193	$27,611
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	1.37%	1.51%	1.41%	1.25%	1.26%
Expenses with reimbursements, earnings credits and brokerage offsets	1.37%	1.51%	1.41%	1.24%	1.22%
Net investment income (loss)	0.28%	(0.03%)	(0.13%)	(0.14%)	(0.49%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

† Net investment loss for the years ended December 31, 2003 and 2000 aggregated less than $0.01 on a per share basis.

Certain fees were waived by the custodian. Had these fees not been waived, the expense ratios would have been 1.39% (2004), 1.53% (2003), 1.41% (2002), 1.25% (2001), and 1.26% (2000).

@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.

	Year ended December 31,				
	2004	2003	2002	2001	2000
Class T Shares **Per Share Operating Data**					
Net Asset Value, beginning of year	$10.73	$7.89	$11.46	$15.65	$25.18
Income from investment operations:					
Net investment loss	(0.36)	(0.14)	(0.59)	(0.26)	(0.06)
Net realized and unrealized gains (losses) on securities	1.68	2.98	(2.98)	(3.93)	(5.60)
Total from investment operations	1.32	2.84	(3.57)	(4.19)	(5.66)
Less dividends and distributions:					
From net investment income	0.00	0.00	0.00	0.00	0.00
From net realized gains	0.00	0.00	0.00	0.00	(3.87)
Total distributions	0.00	0.00	0.00	0.00	(3.87)
Net Asset Value, end of year	$12.05	$10.73	$7.89	$11.46	$15.65
Total Return*	12.30%	35.99%	(31.15%)	(26.77%)	(22.34%)
Ratios/Supplemental Data					
Net assets, end of year (000s)	$54	$61	$47	$90	$48
Ratios to average net assets:					
Expenses with reimbursements, but no earnings credits or brokerage offsets#	2.14%	2.54%	4.60%	3.75%	1.76%
Expenses with reimbursements, earnings credits and brokerage offsets	2.14%	2.54%	4.60%	3.74%	1.72%
Net investment loss	(0.50%)	(1.05%)	(2.88%)	(2.72%)	(0.76%)
Portfolio turnover rate@	130%	138%	211%	145%	210%

* Sales charges are not reflected in the total return.
# Certain fees were waived by the custodian or reimbursed by the management company or its affiliates. Had these fees not been reimbursed or waived, the expense ratios would have been 2.16% (2004), 2.56% (2003), 5.48% (2002), 10.02% (2001), and 1.76% (2000).
@ Portfolio Turnover Rate is a measure of portfolio activity that is calculated by dividing the lesser of purchases or sales of securities, excluding securities having maturity dates at acquisition of one year or less, by the average value of the portfolio securities held during the period, which is a rolling 12-month period.
See notes to financial statements.

1. Organization and Significant Accounting Policies

Dreyfus Founders Funds, Inc. (the "Company") is an open-end management investment company registered under the Investment Company Act of 1940 (the "1940 Act"). Ten series of shares are currently issued: Balanced, Discovery, Equity Growth (formerly Growth and Income), Government Securities, Growth, International Equity, Mid-Cap Growth, Money Market, Passport and Worldwide Growth Funds (the "Funds"). All of the Company's series Funds are diversified portfolios. The following notes pertain to Dreyfus Founders Worldwide Growth Fund (the "Fund"). The Fund offers Class A, Class B, Class C, Class F, Class R and Class T shares. Class A and Class T shares are subject to a sales charge imposed at the time of purchase, Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase, Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class F and Class R shares are sold at net asset value per share (with Class R shares sold only to eligible institutional investors). Other differences between the classes include services offered to and the expenses borne by each Class. The following significant accounting policies have been consistently followed by the Fund in the preparation of its financial statements.

Security Valuations—A domestic equity security listed or traded on a securities exchange or in the over-the-counter market is valued at its last sale price on the exchange or market where it is principally traded or, in the case of a security traded on Nasdaq, at its official closing price. Lacking any sales on that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available, or in the case of written call options, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers.

A foreign equity security traded on a foreign exchange is valued at the last quoted official closing price available before the time when the Fund's assets are valued, or at the last quoted sales price if the exchange does not provide an official closing price or if the foreign market has not yet closed. Lacking any sales that day, the security is valued at the current closing bid price, or by quotes from dealers making a market in the security if the closing bid price is not available. London closing exchange rates are used to convert foreign currencies to U.S. dollars. However, the Funds are planning to begin using New York closing exchange rates to convert foreign currencies to U.S. dollars sometime during the first quarter of 2005.

A debt security with a remaining maturity greater than 60 days at the time of purchase is valued in accordance with the evaluated bid price supplied by a pricing service approved by the Company's board of directors or, if such price is not available, at the mean between the highest bid and lowest asked quotations obtained from at least two securities dealers. A debt security with a remaining maturity of 60 days or less at the time of purchase is valued at amortized cost, which approximates market value, unless it is determined that amortized cost would not represent market value, in which case the securities would be marked to market. The Fund amortizes premiums and discounts on all debt securities.

If market quotations or official closing prices are not readily available or are determined not to reflect accurately fair value, securities will be valued at their fair value as determined in good faith by the Company's board of directors or pursuant to procedures approved by the board of directors. These situations may include instances where an event occurs after the close of the market on which a security is traded but before the Fund calculates its net asset value, and it is determined that the event has materially affected the value of the security. Fair value of foreign equity securities may be determined with the assistance of a pricing service using correlations between the movement of prices of foreign securities and indexes of domestic securities and other appropriate indicators, such as closing market prices of relevant ADRs and futures contracts. Using fair value to price securities may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values.

Security Transactions—Security transactions are accounted for as of the date the securities are purchased or sold (trade date). Net realized gains and losses are determined on the basis of identified cost, which is also used for federal income tax purposes.

Foreign Securities and Currency Transactions—Foreign securities carry more risk than U.S. securities, such as political and currency risks. The Fund normally will invest a large portion of its assets in foreign securities. In the event the Fund executes a foreign security transaction, the Fund may enter into a foreign currency contract to settle the foreign security transaction. The resultant foreign currency gain or loss from the contract is recorded as foreign currency gain or loss and is presented as such in the Statement of Operations. Foreign currency held at December 31, 2004 for settling foreign trades is listed on the Statement of Assets and Liabilities.

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions, and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation or depreciation on investments and foreign currency translation arises from changes in the values of assets and liabilities, including investments in securities held at the date of the financial statements, resulting from changes in the exchange rates and changes in market prices of securities held.

Federal Income Taxes—No provision has been made for federal income taxes since it is the policy of the Fund to comply with the requirements of the Internal Revenue Code that are applicable to regulated investment companies and to make distributions of

income and capital gains sufficient to relieve it from all income taxes. The Fund is treated as a separate tax entity for federal income tax purposes.

Investment Income—Dividend income is recognized on the ex-dividend date. Certain dividends from foreign securities are recorded as soon as the Fund is informed of the dividend, if such information is obtained subsequent to the ex-dividend date. Interest income is accrued daily, as earned, and includes the accretion of discounts and the amortization of premiums over the lives of the respective securities. Withholding taxes on foreign dividends have been provided for in accordance with the applicable country's tax rules and rates.

Distributions to Shareholders—The Fund declares and distributes dividends (if any) and capital gains (if any) annually. Dividends and distributions, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Expenses—Each Class of the Fund bears expenses incurred specifically on its behalf and, in addition, each Class bears a portion of general expenses based on the relative net assets or the number of shareholder accounts of the Class. The type of expense determines the allocation method.

The Company's board of directors has authorized the payment of certain Fund expenses with commissions on Fund portfolio transactions. These commissions reduce Other Expenses and are included in the Expense Offset to Broker Commissions in the Statement of Operations.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Indemnifications—In the normal course of business, the Company enters into contracts that contain provisions indemnifying other parties against specified potential liabilities. Each Fund's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Fund that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

Other—Certain prior year information has been reformatted, without substantive change, to conform with the current year presentation.

2. Fees and Transactions with Affiliates

Advisory Fees—Founders Asset Management LLC ("Founders") serves as investment adviser to the Fund. Founders is an indirect wholly-owned subsidiary of Mellon Financial Corporation, a publicly-owned financial services company which provides a comprehensive range of financial products and services in domestic and selected international markets.

In accordance with an investment advisory agreement between the Company and Founders, the Fund compensates Founders for its services as investment adviser by the payment of fees computed daily and paid monthly at the annual rate equal to a percentage of the average daily value of the Fund's net assets. The fee is 1.00% of the

first $250 million of net assets, 0.80% of the next $250 million of net assets and 0.70% of net assets in excess of $500 million.

Shareholder Servicing and Transfer Agency Fees for Class F Shares—The Company has a shareholder services agreement with Dreyfus Service Corporation ("DSC"), the direct owner of Founders and a wholly-owned subsidiary of The Dreyfus Corporation ("Dreyfus", an affiliate of Founders), whereby the Funds have agreed to compensate DSC for providing certain shareholder servicing functions to holders of Class F shares. The Fund paid DSC a monthly fee equal, on an annual basis, to $24.00 per Class F shareholder account considered to be an open account at any time during a given month. During the year ended December 31, 2004, Class F shares were charged $93,831 pursuant to this shareholder services agreement.

Dreyfus Transfer, Inc. ("DTI"), a wholly-owned subsidiary of Dreyfus, is the transfer and dividend disbursing agent for all of the Fund's share classes. With the exception of out-of-pocket charges, the fees charged by DTI with respect to the Fund's Class F shares are paid by DSC. The out-of-pocket charges from DTI are paid by the Fund. During the year ended December 31, 2004, Class F shares were charged $24,462 for out-of-pocket transfer agent charges.

Transfer Agency Fees for Class A, Class B, Class C, Class R and Class T Shares—The fees charged by DTI with respect to the Fund's Class A, B, C, R and T shares are paid by the Fund. The Fund paid DTI a monthly fee ranging, on an annual basis, from $12.43 to $13.00, per shareholder account considered to be an open account at any time during a given month plus out-of-pocket charges. Class-specific transfer agency fees paid to DTI during the year ended December 31, 2004 were as follows:

	Transfer Agency Fees
Class A	$1,166
Class B	$3,377
Class C	$586
Class R	$6,809
Class T	$161

Other Transfer Agency Fees—Various broker-dealers, retirement plan administrators and other unaffiliated entities have established omnibus accounts with the Fund, and provide sub-transfer agency, recordkeeping or similar services to persons holding Fund shares through those accounts. During the year ended December 31, 2004, the Fund paid $33,586 to these entities for such services. This amount is included in the transfer agency fees shown on the Statement of Operations.

Cash Management Fees—The Funds also pay Mellon Bank N.A. ("Mellon Bank"), a wholly-owned subsidiary of Mellon Financial Corporation and an affiliate of Founders, fees for certain cash management services. These include various services related to the processing of shareholder transactions in the Funds. During the year ended December 31, 2004, the Fund was charged $3,495 for cash management fees, which are included in the out-of-pocket charges from DTI above.

***Distribution and Shareholder Services Plans*—**DSC also is the distributor of the Fund's shares. The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class F shares. Under the plan, the Fund is authorized to reimburse DSC for expenses paid for distributing or servicing its Class F shares at an annual rate of up to 0.25% of the value of the average daily net assets of the Fund's Class F shares. During the year ended December 31, 2004, Class F shares were charged $157,943 pursuant to this Distribution Plan.

The Fund also has adopted a Distribution Plan pursuant to Rule 12b-1 under the 1940 Act applicable to its Class B, Class C and Class T shares. Under this plan, the Fund pays DSC a fee for distributing its Class B and C shares at the annual rate of 0.75% of the value of the average daily net assets of its Class B and C shares, respectively, and pays DSC a fee for distributing its Class T shares at the annual rate of 0.25% of the average daily net assets of its Class T shares.

In addition, the Fund has adopted a Shareholder Services Plan applicable to its Class A, Class B, Class C and Class T shares. Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay DSC an annual fee of 0.25% of the value of their average daily net assets for the provision of certain services.

Distribution and shareholder servicing fees paid to DSC by the Fund's Class A, B, C and T shares for the year ended December 31, 2004, were as follows:

	Distribution Fees	Shareholder Servicing Fees
Class A	N/A	$1,314
Class B	$14,115	$4,705
Class C	$1,750	$583
Class T	$134	$134

During the year ended December 31, 2004, DSC retained $888 and $10 in sales commissions from the sales of Class A and Class T shares, respectively. DSC also retained $5,293 and $50 of contingent deferred sales charges relating to redemptions of Class B and Class C shares, respectively.

***Fund Accounting and Administrative Services Fees*—**The Funds have agreed to compensate Founders for providing accounting services, administration, compliance monitoring, regulatory and shareholder reporting, as well as related facilities, equipment and clerical help. The fee is computed by applying the following rates, as applicable, to the domestic assets and foreign assets of the Fund, with the proportions of domestic and foreign assets recalculated monthly, plus reasonable out-of-pocket expenses.

On Assets in Excess of	But Not Exceeding	Domestic Fee	Foreign Fee
$0	$500 million	0.06%	0.10%
$500 million	$1 billion	0.04%	0.065%
$1 billion		0.02%	0.02%

Founders has contractually agreed to waive any fees received for these services to the extent they exceed Founders' costs in providing the services.

Custodian Fees—Mellon Bank serves as custodian for the Fund. The fees for the custody services are subject to reduction by credits earned on the cash balances of the Fund held by the custodian. The Fund could have employed these assets elsewhere to produce income had it not entered into this arrangement. The custodian has also contractually agreed to a fee waiver for the Funds during the time periods and in the amounts set forth below:

Time Period	Amount of Waiver
9/1/03 to 8/31/04	$150,000
9/1/04 to 8/31/05	$200,000
9/1/05 to 8/31/06	$200,000

The fee waiver is allocated among the Funds in proportion to their respective shares of the total custodian fee. For the year ended December 31, 2004, the Fund's portion of the fee waiver was $14,332, which reduced the amount paid to Mellon Bank to $36,195.

Directors Compensation—The Company's board of directors has adopted a deferred compensation plan for Company directors that enables directors to elect to defer receipt of all or a portion of the annual compensation that they are entitled to receive from the Company. Under the plan, the compensation deferred is invested in shares of one or more of the Funds. The amount paid to the director under the plan will be determined based upon the performance of the selected Funds. The current value of these amounts is included in Other Assets and Other Liabilities on the Statement of Assets and Liabilities. Deferral of directors' fees under the plan does not affect the net assets of the Fund.

Certain officers of the Company are also officers and/or directors of Founders, which pays their compensation. The affairs of the Fund, including services provided by Founders, are subject to the supervision and general oversight of the Company's board of directors.

Other—An affiliate of Founders reimbursed the Fund $5,258 shortly after the fiscal year end for a trading error. This amount is not material to the Fund.

3. Federal Tax Information

Net investment income and capital gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sale losses, foreign currency transactions, net operating losses and capital loss carryovers. Permanent differences identified during the year ended December 31, 2004 have been reclassified among the components of net assets as follows:

Undistributed Net Investment Income	Undistributed Net Realized Gains and Losses	Paid-In Capital
$40,092	$986	$(41,078)

Notes to Financial Statements

The tax components of capital represent distribution requirements the Fund must satisfy under the income tax regulations and losses or tax deductions the Fund may be able to offset against income and capital gains realized in future years. Accumulated capital losses and post-October 31 capital losses noted below, if any, as of December 31, 2004, represent capital loss carryovers that may be available to offset future realized capital gains and thereby reduce future taxable gains distributions. Post-October 31 foreign currency losses noted below, if any, may be used to offset future net investment income and thereby reduce future ordinary income distributions. Net capital loss carryovers utilized during 2004 by the Fund amounted to $13,356,449. Accumulated capital losses as of December 31, 2004 were:

Expiration	Amount
2009	$44,574,793
2010	$22,200,649
2011	$3,142,525
	$69,917,967

The aggregate cost of investments and the composition of unrealized appreciation and depreciation of investment securities for federal income tax purposes as of December 31, 2004 are noted below. Unrealized appreciation/depreciation in the table below excludes appreciation/depreciation on foreign currency translation. The primary difference between book and tax appreciation or depreciation is wash sale loss deferrals.

Federal Tax Cost	$71,689,974
Gross Tax Appreciation of Investments	$17,005,208
Gross Tax Depreciation of Investments	$(264,678)
Net Tax Appreciation	$16,740,530

4. Capital Share Transactions

The Fund is authorized to issue 450 million shares of $0.01 par value capital stock. Transactions in shares of the Fund for the periods indicated were as follows:

	Year ended 12/31/04		Year ended 12/31/03	
	Shares	Amount	Shares	Amount
Class A				
Sold	14,460	$ 169,930	197,675	$ 1,902,667
Redeemed	(31,674)	$ (365,661)	(205,316)	$ (1,998,630)
Net Decrease	(17,214)	$ (195,731)	(7,641)	$ (95,963)
Class B				
Sold	31,752	$ 357,137	13,807	$ 133,035
Redeemed	(29,868)	$ (335,138)	(28,252)	$ (261,780)
Net Increase (Decrease)	1,884	$ 21,999	(14,445)	$ (128,745)
Class C				
Sold	8,384	$ 94,894	50,623	$ 402,228
Redeemed	(10,901)	$ (121,637)	(52,994)	$ (427,345)
Net Decrease	(2,517)	$ (26,743)	(2,371)	$ (25,117)
Class F				
Sold	837,712	$ 9,854,038	2,467,985	$ 22,841,668
Redeemed	(2,275,773)	$ (26,636,819)	(3,470,420)	$ (32,010,828)
Net Decrease	(1,438,061)	$ (16,782,781)	(1,002,435)	$ (9,169,160)
Class R				
Sold	209,694	$ 2,478,822	286,586	$ 2,765,461
Redeemed	(175,936)	$ (2,095,354)	(108,124)	$ (1,006,385)
Net Increase	33,758	$ 383,468	178,462	$ 1,759,076
Class T				
Sold	1,421	$ 15,509	0	$ 0
Redeemed	(2,672)	$ (29,639)	(282)	$ (2,291)
Net Decrease	(1,251)	$ (14,130)	(282)	$ (2,291)

5. Investment Transactions

Purchases and sales of investment securities (excluding short-term securities and U.S. government obligations) for the year ended December 31, 2004 were $112,697,618 and $128,204,437, respectively.

6. Line of Credit

The Company has a line of credit arrangement ("LOC") with State Street Bank and Trust Company, to be used for temporary or emergency purposes, primarily for financing redemption payments. Each Fund's borrowings are limited to the lesser of (a) $50 million, or (b) the lesser of 25% of the Fund's total net assets or the maximum amount which the Fund is permitted to borrow pursuant to the prospectus, any law or any other agreement. Combined borrowings are subject to the $50 million cap on the total LOC. Each Fund agrees to pay annual fees and interest on the unpaid balance based on prevailing market rates as defined in the LOC. At December 31, 2004, the Fund did not have any borrowings under the LOC.

7. Legal Matters

In early 2004, two purported class and derivative actions were filed against Mellon Financial Corporation, Mellon Bank, Founders, Dreyfus, and certain directors of the Dreyfus Founders Funds and the Dreyfus Funds (together, the "Defendant Funds"). In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Defendant Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Defendant Funds. The Amended Complaint in the newly styled *In re Dreyfus Mutual Funds Fee Litigation* also named DSC, Premier Mutual Fund Services, Inc. and two additional directors of the Defendant Funds as defendants and alleges violations of the Investment Company Act of 1940, the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Defendant Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Defendant Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Defendant Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Defendant Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys' fees and litigation expenses. As noted, some of the claims in this litigation are asserted derivatively on behalf of the Defendant Funds that have been named as nominal defendants. With respect to such derivative claims, no relief is sought against the Defendant Funds. Founders, Dreyfus and the Defendant Funds believe the allegations to be totally without merit and intend to defend the action vigorously. The defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Founders nor the Funds believe that any of the pending actions will have a material adverse effect on the Funds or Founders' ability to perform its contract with the Funds.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Dreyfus Founders Funds, Inc.

In our opinion, the accompanying statement of assets and liabilities, including the statement of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Dreyfus Founders Worldwide Growth Fund (one of the portfolios constituting Dreyfus Founders Funds, Inc., hereafter referred to as the "Fund") at December 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2004 by correspondence with the custodian, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Denver, Colorado
February 10, 2005

Your Board Representatives
(unaudited)

The Board of Directors of the Company oversees all 10 Dreyfus Founders Funds. The business and affairs of the Company are managed under the direction of the Board. The directors serving on the Board perform their responsibilities in the manner which they reasonably believe to be in the best interests of the Funds and their shareholders.

All of the directors, as listed below, are independent directors. They are not affiliated with the Fund's adviser, its parent company, or its affiliates. The directors have no official term of office and generally serve until they reach the mandated retirement age of 75, resign, or are not re-elected. As you can see from their backgrounds, the directors have broad experience as active or former business and community leaders.

Directors

Eugene H. Vaughan, CFA, 71. Year elected to the Board: 1970
Board Chairman. Founding Chairman and, formerly (1970 to 2000), President and CEO, Vaughan Nelson Investment Management, LP, an investment counseling firm. Director, Encore Bank. Founding Chairman, Center for Houston's Future, a non-profit organization. Founding Chairman and former Governor, Association for Investment Management and Research. Past Chairman and Trustee, Institute of Chartered Financial Analysts. Past Chairman and Director, Financial Analysts Federation.

Alan S. Danson, 65. Year elected to the Board: 1991
Private investor. Formerly, President and Director, D.H. Management, Inc., the general partner of a limited partnership with technology company holdings (1996 to 2003). Formerly, Director and Senior Vice President, OptiMark Technologies, Inc., a computerized securities trading service (1996 to 1999). Director, CaseShare Systems, LLP, a document management company. Director, Gore Range Natural Science School and The Les Streeter Programs, Inc., both of which are non-profit organizations.

Joan D. Manley, 72. Year elected to the Board: 1998
Retired. Formerly, Ms. Manley served in several executive capacities with Time Incorporated, most recently as Group Vice President, Director and Chairman of Time-Life Books, Inc. and Book of the Month Club, Inc. (1960 to 1984). Director, Sara Lee Corporation and R.R. Donnelley & Sons Company.

Robert P. Mastrovita, 60. Year elected to the Board: 1998
Private investor. Chairman of a private charitable foundation (1997 to present). Formerly, Chairman and Director, Hagler, Mastrovita & Hewitt, Inc., a registered investment adviser (1982 to 1997). Member, Boston Society of Security Analysts. Trustee, Partridge Academy.

Trygve E. Myhren, 68. Year elected to the Board: 1996
President, Myhren Media, Inc., a firm that invests in and advises media, telecommunications, Internet and software companies. Special Limited Partner and member of Investment Committee, Megunticook Funds, a venture capital firm (1998 to present). Director, Advanced Marketing Services, Inc. Trustee and Chairman of Finance Committee, the University of Denver. Trustee, Denver Art Museum. Member, Cable Television Hall of Fame. Formerly, President (1990 to 1996) and Director (1992 to 2001) of the Providence Journal Company, a diversified media and communications company. Formerly, Chairman and Chief Executive Officer of American Television

and Communications Corporation (now Timer Warner Cable) (1981 to 1988). Formerly, Chairman of the National Cable Television Association (1986-1987).

George W. Phillips, 66. Year elected to the Board: 1998
Retired. Vice Chairman of the Board, Chairman of the Finance Committee, and Chairman of the Investment Committee, Children's Medical Center of Boston. Formerly, President and Chief Executive Officer (1992 to 1997) and Director (1992 to 2002) of Warren Bancorp, Inc. Formerly, President, Chief Executive Officer and Director of Warren Five Cents Savings Bank (1992 to 1997).

Principal Officers

Richard W. Sabo, 47. President of the Funds since 2000 and Principal Executive Officer of the Funds since 2002. Founders' President and Chief Executive Officer, Member of Founders' Board of Managers and Director of Dreyfus (1998 to present). Executive Vice President of DSC since 2003. Formerly, Senior Vice President and Regional Director for Prudential Securities, Inc. (1991 to 1998).

David L. Ray, 47. Vice President of the Funds since 2000, and from 1990 to 1998. Founders' Senior Vice President—Administration and Treasurer. Vice President of DSC since 2003. Employed by Founders and its predecessor company since 1990. Formerly, Treasurer of the Funds (1990 to 1998).

Kenneth R. Christoffersen, 49. Secretary of the Funds since 2000, and from 1996 to 1998. Founders' Senior Vice President—Legal, General Counsel and Secretary. Assistant Secretary of DSC since 2003. Employed by Founders and its predecessor company since 1996.

Janelle E. Belcher, 46. Chief Compliance Officer of the Funds since 2004 and Assistant Secretary of the Funds since 2002. Founders' Vice President—Compliance since 2002. Formerly, Founders' Manager of Compliance (2000 to 2002) and Securities Compliance Examiner, Staff Accountant and Team Leader for the U.S. Securities and Exchange Commission (1990 to 2000).

Robert T. Kelly, 35. Treasurer, Principal Financial Officer, and Principal Accounting Officer of the Funds since 2003. Founders' Vice President of Portfolio Accounting since 2000. Formerly, Assistant Treasurer of the Funds (2000 to 2003), and Head of Equity Desk for ABN Amro Trust Company (Cayman) Limited (1998 to 2000).

William G. Germenis, 34. Anti-Money Laundering Compliance Officer ("AMLCO") for the Class A, Class B, Class C, Class R, and Class T shares of the Funds since 2002 and for the Class F shares of the Funds since 2003. Vice President and AMLCO of MBSC, LLC since 2002. Vice President and AMLCO of DSC and AMLCO of investment companies managed by Dreyfus. Employed by DSC since 1998.

The directors and officers may be contacted at Founders' address appearing on the inside cover, except for Mr. Germenis, who can be contacted at 200 Park Avenue, New York, New York 10166. Additional information about the Company's directors is available in the Statement of Additional Information, which can be obtained free of charge by calling the toll free number on the back cover.

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For More Information

**Dreyfus Founders
Worldwide Growth Fund**

Manager

Founders Asset Management LLC
210 University Boulevard
Suite 800
Denver, CO 80206

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail Dreyfus Founders Funds, Inc.
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2004, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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